As filed with the Securities and Exchange Commission on October 20, 2023
Securities Act File No. 333-267816
Investment Company Act File No. 811-23831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
PRE-EFFECTIVE AMENDMENT NO.
POST-EFFECTIVE AMENDMENT NO. 1
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 4

FIDELITY MULTI-STRATEGY CREDIT FUND
(Exact name of Registrant as Specified in Charter)

245 Summer Street
Boston, Massachusetts 02210
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code: 617-563-7000
Margaret Carey
245 Summer Street
Boston, Massachusetts 02210
(Name and Address of Agent for Service)
Copies of information to:
Richard Horowitz, Esq.
Jonathan Gaines, Esq.
Matthew Barsamian, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Telephone: (212) 698-3500
Facsimile: (212) 698-3599

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c), or as follows:

☒	immediately upon filing pursuant to paragraph (b) of Rule 486.

☐	on (date) pursuant to paragraph (b) of Rule 486.

☐	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on (date) pursuant to paragraph (a) of Rule 486.
If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS
FIDELITY MULTI-STRATEGY CREDIT FUND
COMMON SHARES OF BENEFICIAL INTEREST
Class A Shares
Class C Shares
Class I Shares
Class L Shares
October 20, 2023

Fidelity Multi-Strategy Credit Fund (the “Fund”) is a recently organized Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non‑diversified, closed‑end management investment company that is operated as an interval fund. The Fund is offering through this prospectus four separate classes of common shares of beneficial interest (“Shares”) designated as Class A (“Class A Shares”), Class C (“Class C Shares”), Class I (“Class I Shares”) and Class L (“Class L Shares”).
Investment Objective. The Fund’s investment objective is to provide a high level of current income and capital appreciation through investments across a variety of high income-oriented asset classes including both liquid and illiquid securities. There can be no assurance that the Fund will achieve its investment objective.
Interval Fund. The Fund is designed primarily for long-term investors and not as a trading vehicle. The Fund is an “interval fund” (as defined below) pursuant to which it, subject to applicable law, will conduct quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding Shares at net asset value (“NAV”). In connection with any given repurchase offer, it is likely that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares. It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased. The Fund does not currently intend to list its Shares for trading on any national securities exchange and does not expect any secondary market to develop for its Shares. The Shares are, therefore, not readily marketable. Even though the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to shareholders, you should consider the Shares to have limited liquidity.
Written notification of each quarterly repurchase offer is sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”); however, the Fund will seek to provide such written notification earlier but no more than 42 calendar days before the Repurchase Request Deadline. The NAV will be calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund will distribute payment to Shareholders within seven calendar days after the Repurchase Pricing Date. See “Share Repurchase Program” and “Types of Investments and Related Risks—Risks Relating to Investment Strategies, Fund Investments and the Fund’s Investment Program—Repurchase Offers Risks.”
Principal Investment Strategies. Under normal circumstances, the Fund will invest at least 80% of its assets in Credit Instruments (as defined below). The Fund will opportunistically allocate its investments in Credit Instruments among (i) foundational credit, which includes direct lending and liquid credit (leveraged loans and high yield bonds), and (ii) opportunistic credit, which include stressed and distressed investments (distressed debt, special situations and rescue financing) and opportunistic investments (convertible bonds, preferred stock, real estate debt, commercial mortgage-backed securities, investment grade bonds, collateralized loan obligations

i

(“CLOs”) and emerging markets debt) (together, “Credit Instruments”). During an initial ramping up period, the Fund expects to primarily obtain exposure to direct lending investments indirectly by investing in the Fidelity Private Credit Fund, a closed‑end investment management company that has elected to be treated as a business development company (“BDC”) that is advised by the Fund’s investment adviser. The Fund may invest in additional types of Credit Instruments and strategies in the future. The Fund may invest a substantial portion of its assets in Credit Instruments that are rated below investment grade by rating agencies (e.g., Credit Instruments rated BB+ or lower by Standard & Poor’s) or would be rated below investment grade if they were rated. Credit instruments that are rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high yield securities, an investment in the Fund should be considered speculative. Some of the Credit Instruments will have no credit rating at all.
Unlisted Closed‑End Interval Fund. An investment in the Fund is subject to, among others, the following risks:

•	There is not expected to be any secondary trading market in the Shares.

•
Unlike most closed‑end funds, the Shares are not listed on any securities exchange. The Fund will provide liquidity through quarterly offers to repurchase a limited amount of the Fund’s Shares (at least 5% of the Fund’s outstanding Shares).

•
Holders of Fund Shares (“Shareholders”) should not expect to be able to sell their Shares in a secondary market transaction regardless of how the Fund performs. An investment in the Fund is considered to be of limited liquidity and may not be suitable for investors who may need the money they invest in a specified timeframe.

•	If a Shareholder is able to sell its Shares outside the quarterly repurchase process, the Shareholder likely will receive less than the then-current NAV per Share.

•
An investor will pay a sales load of up to 5.75% on Class A Shares and up to 4.25% on Class L Shares. If an investor pays the maximum aggregate percentage for the sales load for Class A and Class L, the investor must experience a total return on the net investment of 6.11% for Class A and 4.44% for Class L in order to recover these expenses.

•	There is no assurance that distributions paid by the Fund will be maintained at the targeted level or that dividends will be paid at all.

•
The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses. The Fund’s distributions may result from expense reimbursements from Fidelity Diversifying Solutions LLC (“FDS” or the “Adviser”), which are subject to repayment by the Fund. Shareholders should understand that any such distributions are not based on the Fund’s investment performance and can only be sustained if the Fund achieves positive investment performance in future periods and/or FDS continues to make such expense reimbursements. Shareholders should also understand that the Fund’s future repayments will reduce the distributions that a Shareholder would otherwise receive.

•
To the extent a distribution by the Fund constitutes a return of capital to Shareholders, it will represent a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.

•	The Fund intends to utilize leverage by borrowing money through a credit facility or other arrangements to achieve its investment objective. The Fund intends to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. See “Types of Investments and Related Risks—Risks Relating to Investment Strategies, Fund Investments and the Fund’s Investment Program—Use of Leverage: Risk of Borrowing by the Fund.”

Investing in Shares involves a high degree of risk. See “Types of Investments and Related Risks” beginning on page 27 of this prospectus.

The date of this prospectus is October 20, 2023.

	Per Class A Share	Per Class C Share	Per Class I Share	Per Class L Share	Total(1)
Public Offering Price	Current NAV, plus sales load	Current NAV	Current NAV	Current NAV, plus sales load	Unlimited
Sales Load(1)	5.75%	—	—	4.25%	Up to 5.75%
Proceeds to the Fund (Before Expenses)(2)	$ amount invested at current NAV less sales load	$ amount invested at current NAV	$ amount invested at current NAV	$ amount invested at current NAV less sales load	Unlimited

(1)
Investors purchasing Class A Shares may be charged a sales load of up to 5.75% of the investor’s gross purchase, and investors purchasing Class L Shares may be charged a sales load of up to 4.25% of the investor’s gross purchase. Class C Shares and Class I Shares are not subject to a front‑end sales load. Class C Shareholders may be subject to a contingent deferred sales charge on Shares repurchased during the first 365 days after their purchase. The Fund is offering on a continuous basis an unlimited number of common shares of beneficial interest.

(2)
Pursuant to an expense limitation agreement (the “Expense Limitation Agreement”) between the Fund and the Adviser, the Adviser has agreed to reimburse the Fund’s “ordinary operating expenses” (which includes, among other expenses, the Fund’s organizational and offering expenses) to the extent that the Fund’s monthly operating expenses exceed 0.70% of the Fund’s average net assets. See “Fund Expenses—Expense Limitation Agreement” for additional information. The Fund’s estimated organizational and offering expenses (including pre‑effective expenses) for the initial 12‑month period of investment operations are $200,000. The Expense Limitation Agreement shall continue in effect until at least November 30, 2024. See “Fund Expenses.”

Structure. The Fund does not currently intend to list its Shares for trading on any securities exchange and does not expect any secondary market to develop for its Shares. Shareholders of the Fund are not able to have their Shares repurchased or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed‑end fund. To provide some liquidity to Shareholders, the Fund is structured as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Shares, as described below. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares.
Investment Adviser. The investment adviser to the Fund is FDS. FDS is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and is a wholly-owned subsidiary of FMR LLC. FDS is also registered with the U.S. Commodity Futures Trading Commission under the Commodity Exchange Act of 1936, as amended, as a commodity pool operator and a commodity trading advisor and is a member of the National Futures Association. FDS leverages the resources of the entire Fidelity organization in managing the Fund.

Securities Offered. The Fund is offering its Shares on a continuous basis. The minimum initial investment is $1,000,000 with respect to Class I Shares, which is waived or reduced by the Distributor (as defined below) to $25,000 or less for certain categories of investors and may be increased or decreased pursuant to agreements with financial intermediaries. See “Plan of Distribution” for additional information. Financial intermediaries may be permitted to impose higher or lower investment minimums for purchases made through their platforms. Investors should consult their financial intermediary for more information. The minimum initial investment is $2,500 with respect to Class A Shares, Class C Shares and Class L Shares. The Fund reserves the right to waive investment minimums. Shares are being offered through the Distributor at an offering price equal to the Fund’s then-current NAV per Share, plus any applicable sales load.
This prospectus provides the information that a prospective investor should know about the Fund before investing. Investors are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information about the Fund, dated October 20, 2023 (the “Statement of Additional Information”), as may be amended, supplemented or restated, has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. The Statement of Additional Information and, when available, the Fund’s annual and semi-annual reports and other information filed with the SEC, can be obtained upon request and without charge by emailing alternatives@fmr.com or by calling 817‑474‑1001. In addition, the contact information provided above may be used to request additional information about the Fund and to make Shareholder inquiries. The Statement of Additional Information, other material incorporated by reference into this prospectus and other information about the Fund is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.
The Fund and the Adviser have been granted exemptive relief to, among other things, (i) designate multiple classes of Shares; (ii) impose on certain of the classes an early withdrawal charge and schedule waivers of such; and (iii) impose class specific annual asset-based distribution fees on the assets of the various classes of Shares to be used to pay for expenses incurred in fostering the distribution of the Shares of the particular class. Under the exemptive relief, the Fund and/or the Adviser are required to comply with certain regulations that would not otherwise apply.
Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.
Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

v

SUMMARY OF TERMS
This is only a summary and does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this prospectus and the Statement of Additional Information.

THE FUND	The Fund is a Delaware statutory trust that is registered under the 1940 Act as a non‑diversified, closed‑end management investment company. The Fund is operated as an “interval fund” (as defined below).

The Fund offers four separate classes of Shares designated as Class A Shares, Class C Shares, Class I Shares and Class L Shares.

Certain classes of Shares are subject to different fees and expenses. The Fund may offer additional classes of Shares in the future.

THE ADVISER	FDS serves as the Fund’s investment adviser. FDS is registered as an investment adviser with the SEC under the Advisers Act and is a wholly-owned subsidiary of FMR LLC. FDS and/or its affiliate has provided the initial investments in the Fund.

INVESTMENT OBJECTIVE	The Fund’s investment objective is to provide a high level of current income and capital appreciation through investments across a variety of high income-oriented asset classes including both liquid and illiquid securities.

INVESTMENT OPPORTUNITIES AND STRATEGIES	The Fund employs a multi-credit strategy that seeks to opportunistically rotate across the entire credit spectrum throughout the market cycle. The Fund will specifically seek to allocate investments based on the current and expected macro environment among (i) foundational credit, which includes direct lending and liquid credit (leveraged loans and high yield bonds), and (ii) opportunistic credit, which include stressed and distressed investments (distressed debt, special situations and rescue financing) and opportunistic investments (convertible bonds, preferred stock, real estate debt, commercial mortgage-backed securities, investment grade bonds, collateralized loan obligations (“CLOs”) and emerging markets debt) (together, “Credit Instruments”). Under normal circumstances, the Fund will invest at least 80% of its assets in Credit Instruments. The Fund may invest in additional types of Credit Instruments and strategies in the future. The Fund may invest a substantial portion of its assets in Credit Instruments that are rated below investment grade by rating agencies (e.g., Credit Instruments rated BB+ or lower by Standard & Poor’s) or would be rated below investment grade if they were rated. Credit instruments that are rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high yield securities, an investment in the Fund should be considered speculative. Some of the Credit Instruments will have no credit rating at all.

The Fund utilizes a bottom‑up fundamental process that seeks to identify superior risk adjusted opportunities among both liquid and illiquid segments of the credit markets. The Fund will leverage the resources of Fidelity’s High Income and Alternatives Group as well as the resources of the broader Fidelity research ecosystem in selecting investments.

While some of the loans in which the Fund will invest may be secured, the Fund may also invest in debt securities that are either unsecured and subordinated to substantial amounts of senior indebtedness, or a significant portion of which may be unsecured. In addition, the interest rates on loans in which the Fund will invest can be fixed or can float periodically. The Fund normally will invest in a number of different countries. There is no minimum or maximum limit on the amount of the Fund’s assets that may be invested in non‑U.S. securities.

The Adviser has the flexibility to adjust the Fund’s allocation between security types at any time to take advantage of short-term market opportunities and may therefore hold some positions for a relatively short period of time. Other allocation decisions will be strategic and longer-term in nature.

Direct Lending

Through its direct lending strategy, the Fund intends to invest in senior secured term loans to U.S. middle market companies supported by private equity sponsors. In describing this business, generally the term “middle market” refers to companies with approximately $25 million to $100 million of EBITDA, which the Adviser believes is a useful proxy for cash flow. Targeted borrowers will operate within a wide range of industries. Leveraging Fidelity’s proprietary industry research and the Adviser’s expertise, the Fund will primarily invest in industries where the Adviser’s portfolio management team has deep experience with similarly situated companies. The Fund will seek to engage in direct origination of secured debt, including first lien senior secured loans, “unitranche” loans (which are loans that combine both senior and junior debt, generally in a first lien position) and second lien senior secured loans (collectively, “Middle Market Senior Loans”), with the balance of its assets allocated to the direct lending strategy invested in higher yielding investments (which may include unsecured debt and mezzanine debt) and investments in equities, although the Fund may make investments in issuers with EBITDA outside of such range. There is no limit on the maturity or duration of the loans that the Fund will originate.

During an initial ramping up period, the Fund expects to primarily obtain exposure to direct lending investments indirectly by investing in the Fidelity Private Credit Fund, a closed‑end investment management company that has elected to be treated as a business development company (“BDC”). The Fidelity Private Credit Fund is also advised by FDS and makes investments consistent with the direct lending strategies discussed above. Following its ramping up period, the Fund expects to primarily pursue its direct lending strategy through direct investments in loans (which may be held directly by the Fund or by one or more wholly-owned subsidiaries of the Fund) rather than through the Fidelity Private Credit Fund.

Liquid Credit

Through its liquid credit strategy, the Fund intends to invest in instruments with robust liquidity profiles, including, but not limited to, publicly traded debt instruments (broadly syndicated loans and high yield bonds (“junk bonds”)) and Treasury securities. The Fund expects these investments to serve as a source of liquidity for the Fund while providing an attractive risk adjusted return.

Senior, secured broadly syndicated corporate loans (“Syndicated Loans”) generally benefit from liens on collateral, are rated below-investment grade and typically pay interest at rates that are determined periodically on the basis of a floating base lending rate, primarily the Secured Overnight Financing Rate (“SOFR”), plus a spread. Syndicated Loans are typically made to U.S. and, to a lesser extent, non‑U.S. corporations, partnerships, limited liability companies and other business entities which operate in various industries and geographical regions. Borrowers may obtain Syndicated Loans, among other reasons, to refinance existing debt, engage in acquisitions, pay dividends, recapitalize, complete leveraged buyouts and for general corporate purposes. Syndicated Loans rated below investment grade are sometimes referred to as “leveraged loans” or “junk bonds.” The Fund may invest in Syndicated Loans through assignments of or, to a lesser extent, participations in Syndicated Loans. The Fund may utilize various types of derivative instruments, including total return swaps for the purpose of gaining exposure to Syndicated Loans.

Opportunistic Credit

Through its opportunistic credit strategy, the Fund intends to make privately negotiated credit investments. Unlike dedicated senior secured loan funds or captive mezzanine funds, with its opportunistic credit strategy, the Fund will seek to provide flexible financing solutions across the capital structure, including investments in convertible bonds, preferred stock, and commercial mortgage-backed securities. The Fund will seek to make investments in opportunities that involve complexity and structural inefficiencies and will retain the ability to invest across the capital structure in both public and private markets, including senior secured credit, structurally- or lien-subordinated credit, and certain opportunities through equity and equity-linked securities. The Fund’s opportunistic credit investments may include (i) highly-structured and privately-negotiated capital solutions supporting corporate borrowers as an alternative to traditional capital markets (including through secured loans, senior subordinated debt, mezzanine debt, convertible notes, preferred equity, warrants and other debt-like instruments, as well as equity in such corporate borrowers) and (ii) event-driven opportunities that exhibit hybrid credit and equity features (e.g., asset-level investing or bank regulatory capital replacement).

The Fund may focus on loans primarily to institutional, reputable and well-capitalized counterparties secured by high-quality commercial real estate properties being upgraded or repositioned (“transitional” assets) in the office, hospitality, mixed use and multi-family residential spaces in the larger markets in North America and Europe.

The Fund may invest in CLOs that are backed by a portfolio of senior secured loans. The Fund’s CLO investments may include senior/mezzanine CLO debt tranches (rated investment grade), mezzanine CLO debt tranches (rated below investment grade or unrated), subordinated CLO equity tranches (unrated), leveraged loans (including warehouse facilities that hold such loans) and vehicles that invest indirectly in CLO securities or leveraged loans.

Stressed and Distressed Credit

Through its stressed and distressed credit strategy, the Fund generally will seek to invest in directly negotiated and highly structured transactions, providing bespoke solutions for company specific needs and/or complex situations. The Fund will act as a source of debt and/or equity capital to businesses seeking liability management, growth or broader strategic objectives. The Fund intends to take advantage of market dislocations across both expansionary and recessionary credit cycles, as well as transient periods of market volatility. The Fund may seek to invest in the following: (i) corporate debt instruments relating to stressed and distressed industries or issuers; (ii) rescue-capital opportunities; (iii) public and private stock issued in connection with restructurings and reorganizations or otherwise; and (iv) other opportunistic investments resulting from periods of market dislocation, including primary and secondary market investments in liquid debt instruments that arise as a result of temporary market volatility (e.g., stressed liquid credit).

Other Characteristics

Other Investment Strategies. The Fund may also invest in notes, bills, debentures, convertible and preferred securities (including preferred stock of real estate investment trusts), government and municipal obligations and other Credit Instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in or hold common stock and other equity securities incidental to the purchase or ownership of a credit investment or in connection with a reorganization of a borrower. The Fund may engage in short sales. The Fund may also use derivatives to gain investment exposure to Credit Instruments, provide downside protection and to dampen volatility. In particular, the Fund may seek to hedge all or a portion of the Fund’s foreign currency risk through the use of foreign currency forward contracts. Derivative instruments used by the Fund that provide the Fund with indirect exposure to Credit Instruments will be counted toward the Fund’s policy of investing at least 80% of its assets in Credit Instruments. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. The Fund may invest in securities of other investment companies, which may include investment companies advised by the Adviser or an affiliate that operate as mutual funds, exchange-traded funds (“ETFs”) or BDCs, to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act or any applicable exemption therefrom. The Fund may invest in other investment companies (including investment companies advised by the Adviser or an affiliate) to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when the Adviser believes share prices of other investment companies offer attractive values. The Adviser may lend the Fund’s securities to broker-dealers or other institutions to earn income for the Fund.

Below Investment Grade Credit Instruments. The Credit Instruments in which the Fund may invest will normally be rated below investment grade (also known as “junk bonds”). Securities rated below investment grade are those that, at the time of investment, are rated Ba1 or lower by Moody’s Investors Service, Inc. (“Moody’s”), or BB+ or lower by Standard & Poor’s Corporation Ratings Group (“S&P”) or Fitch Ratings, Inc. (“Fitch”), or if unrated are determined by the Adviser to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in Credit Instruments of any credit quality, maturity and duration.

Foreign Instruments. The Fund may make investments in non‑U.S. entities, including issuers in emerging markets. Emerging market countries are countries that major international financial institutions, such as the World Bank, generally consider to be less economically mature than developed nations, such as the United States or most nations in Western Europe. Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe. The Fund expects that its investment in non‑U.S. issuers will be made primarily in U.S. dollar denominated securities, but it reserves the right to purchase securities that are foreign currency denominated. Some non‑U.S. securities may be less liquid and more volatile than securities of comparable U.S. issuers. Factors considered in determining whether an issuer may be deemed to be from a particular foreign country or geographic region include, among others, the issuer’s principal trading market, the country in which the issuer was legally organized, whether the issuer derives a substantial portion of its operations or assets from a particular country or region or derives a substantial portion of its revenue or profits from businesses, investments or sales outside of the United States.

Illiquid and Restricted Securities. The Fund invests in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.

Cash and Short-Term Investments. The Fund may invest its cash balances in money market instruments, money market funds (including shares of Fidelity ® Central funds or other funds that are advised by FDS or its affiliates), U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.

LEVERAGE	The Fund expects to borrow money in connection with its investment activities — i.e., the Fund will utilize leverage. Specifically, the Fund may borrow money through a credit facility or other arrangements to achieve its investment objective. Subject to prevailing market conditions, the Fund may add financial leverage if, immediately after such borrowing, it would have asset coverage (as defined in the 1940 Act) of 300% or more (for leverage obtained through debt) or 200% or more (for leverage obtained through preferred stock). For example, if the Fund has $100 in Net Assets (as defined below), it may utilize leverage through obtaining debt of up to $50, resulting in $150 in total assets (or 300% asset coverage). In addition, if the Fund has $100 in Net Assets, it may issue $100 in preferred shares, resulting in $200 in total assets (or 200% asset coverage). “Net Assets” means the total assets of the Fund minus the Fund’s liabilities. The Fund does not presently intend to obtain leverage through preferred stock. The Fund may use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund’s assessment of market conditions and the investment environment.

BOARD OF TRUSTEES	The Board of Trustees (the “Board”) oversees and monitors the Fund’s management and operations. A majority of the members of the Board (each, a “Trustee”) are considered independent and are not “interested persons” (as defined in the 1940 Act) of the Fund or the Adviser (collectively, the “Independent Trustees”). See “Management of the Fund.”

MANAGEMENT FEE
Pursuant to the management contract, dated as of March 13, 2023 (the “Management Contract”), by and between the Fund and the Adviser, and in consideration of the investment advisory and management services provided by the Adviser to the Fund, the Adviser is entitled to a management fee (the “Management Fee”).

The Management Fee is calculated and payable monthly in arrears at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets. “Managed Assets” means the total assets of the Fund, (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes).

The Fund may invest in a BDC advised by the Adviser or its affiliates. The Adviser has contractually agreed to waive its Management Fee (payable by the Fund) with respect to the portion of the Fund’s assets invested in such BDC. This waiver is in effect through at least November 30, 2024.

The Fund may invest in mutual funds or ETFs advised by the Adviser or its affiliates. Depending on the circumstances (which exclude investments in money market funds advised by the Adviser or its affiliates, from which the Adviser or its affiliates may retain any additional management or other fees), the Adviser will contractually waive either (1) its Management Fee payable by the Fund or (2) up to a portion of its Management Fee payable by the Fund in an amount equal to such underlying fund’s management fee rate multiplied by the Fund’s average monthly invested balance in such underlying fund for such month.

The Adviser is obligated to pay expenses associated with providing the investment services stated in the Management Contract, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management of the Fund.

The Board will periodically review the Management Contract to determine, among other things, whether the fees payable under such agreement are reasonable in light of the services provided.

The Adviser and the Fund have entered into the Expense Limitation Agreement under which the Adviser has agreed contractually until November 30, 2024 to reimburse the Fund’s “ordinary operating expenses” (as defined below) to the extent that the Fund’s monthly ordinary operating expenses exceed 0.70% of the Fund’s average net assets (the “Expense Cap”). Ordinary operating expenses for a class of Shares consist of all ordinary expenses of the Fund attributable to such class, including pricing and bookkeeping fees, transfer agent fees, organization and offering expenses, fees and expenses of the Trustees who are not “interested persons” of the Fund or of the Adviser, legal fees related to the organization and offering of the Fund (whether incurred by counsel to the Fund or the Adviser), and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (1) the Management Fee; (2) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses, fees and expenses associated with the Fund’s securities lending program, and dividend expenses related to short sales); (3) interest, financing and structuring costs and expenses for borrowings and line(s) of credit; (4) taxes; (5) the Fund’s proportional share of expenses related to co‑investments; (6) acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary); (7) 12b‑1 fees, if any; (8) expenses of printing and mailing proxy materials to Shareholders of the Fund; (9) all other expenses incidental to holding meetings of the Fund’s Shareholders, including proxy solicitations therefor; and (10) such non‑recurring and/or extraordinary as may arise, including actions, suits or proceedings to which the Fund is or is threatened to be a party and the legal obligation that the Fund may have to indemnify the Fund’s Trustees and officers with respect thereto.

In consideration of the Adviser’s agreement to reimburse the Fund’s ordinary operating expenses, the Fund has agreed to repay the Adviser in the amount of any waived Fund expenses reimbursed in respect of each of Class A Shares, Class C Shares, Class I Shares and Class L Shares subject to the limitation that a reimbursement (an “Adviser Recoupment”) will be made only if and to the extent that: (i) it is payable not more than three years from the date on which the applicable waiver or expense payment was made by the Adviser; and (ii) the Adviser Recoupment does not cause the Fund’s total annual operating expenses (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the Expense Cap of such class; provided that the Adviser may waive its right to receive all or a portion of any Adviser Recoupment in any particular calendar month. The Fund’s obligation to make an Adviser Recoupment shall automatically become a liability of the Fund on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month. The Adviser Recoupment for a class of Shares will not cause Fund expenses in respect of that class to exceed the Expense Cap either (i) at the time of the waiver or (ii) at the time of recoupment. The Expense Limitation Agreement shall continue in effect until at least November 30, 2024. See “Fund Expenses—Expense Limitation Agreement” for additional information.

The Adviser has voluntarily agreed to waive its right to receive any Adviser Recoupment incurred in any month prior to its revocation of such voluntary agreement. Any such amounts shall not be considered unreimbursed ordinary operating expenses reimbursable in future months pursuant to the terms of the Expense Limitation Agreement. This voluntary arrangement can be terminated at any time, upon thirty days’ prior written notice to the Fund.

SERVICE AGENT FEE	Pursuant to a service agent agreement (the “Services Agreement”) with Fidelity Service Company, Inc. (“FSC”), an affiliate of FDS, FSC furnishes the Fund with pricing and bookkeeping services. Under the terms of the Services Agreement, FSC calculates the NAV and dividends for Shares and maintains the Fund’s portfolio and general accounting records. For providing pricing and bookkeeping services, FSC receives a monthly fee based on the Fund’s average daily net assets throughout the month. The Services Agreement may be terminated by either party without penalty upon six (6) months’ written notice to the other party prior to the initial term or renewal date.

DISTRIBUTIONS	The Fund’s distribution policy is to declare distributions daily and pay such amounts monthly to Shareholders. The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment. See “Distributions.”

The Board reserves the right to change the distribution policy from time to time.

DISTRIBUTION REINVESTMENT PLAN	The Fund has adopted an amended and restated distribution reinvestment plan (“DRP”), pursuant to which the Fund will reinvest all cash dividends declared by the Fund on behalf of Shareholders who do not elect to receive their dividends in cash as provided below. As a result, if the Board authorizes, and the Fund declares, a cash dividend or other distribution, then Shareholders who have not opted out of the DRP will have their cash distributions automatically reinvested in additional Shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional Shares will be credited to each participating Shareholder’s account to three decimal places.

No action is required on the part of a registered Shareholder to have his, her or its cash dividend or other distribution reinvested in Shares. Shareholders can elect to “opt out” of the DRP. If any shareholder initially elects not to participate, they may later become a participant by contacting Fidelity Investments Institutional Operations Company LLC, including any delegate (the “Plan Administrator”), at alternatives@fmr.com.

If a Shareholder seeks to terminate its participation in the DRP, notice of termination must be received by the Plan Administrator five business days in advance of the first calendar day of the next month in order for a Shareholder’s termination to be effective for such month.

If a Shareholder elects to opt out of the DRP, the Shareholder will receive any distributions the Fund declares in cash. There will be no sales load charged for Shareholders to participate in the DRP. If Shares are held by a broker or other financial intermediary, a Shareholder may change his, her or its election by notifying the broker or other financial intermediary of the election. See “Distributions—Distribution Reinvestment Plan.”

PURCHASES OF SHARES	The Fund’s Shares are offered on a daily basis. Shares are being offered through the Distributor (as defined below) at an offering price equal to the Fund’s then-current NAV per Share, plus any applicable sales load.

The minimum initial investment is $1,000,000 with respect to Class I Shares, which is waived or reduced by the Distributor (as defined below) to $25,000 or less for certain categories of investors and may be increased or decreased pursuant to agreements with financial intermediaries. See “Plan of Distribution” for additional information. Financial intermediaries may be permitted to impose higher or lower investment minimums for purchases made through their platforms. The minimum initial investment is $2,500 with respect to Class A Shares, Class C Shares and Class L Shares. The Fund reserves the right to waive investment minimums. Please see “Plan of Distribution” on page 107 for purchase instructions and additional information.

PLAN OF DISTRIBUTION	Fidelity Distributors Company LLC (the “Distributor”), located at 900 Salem Street, Smithfield, Rhode Island 02917, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor at NAV plus any applicable sales load. The Distributor also may enter into broker-dealer selling agreements with other broker dealers and their agents (collectively, “Financial Intermediaries”) for the sale and distribution of the Fund’s Shares.

The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund Shares.

The Adviser, Distributor and/or their affiliates, in their discretion and from their own resources, may pay additional compensation to Financial Intermediaries and their agents that have made arrangements with the Distributor and are authorized to buy and sell Shares of the Fund in connection with the sale of Fund Shares and related services (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the amount of calculation. Payments of Additional Compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

ERISA PLANS AND OTHER TAX‑EXEMPT ENTITIES
Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other tax‑exempt entities, including employee benefit plans, individual retirement accounts (“IRAs”), 401(k) plans and Keogh plans, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. Thus, neither the Fund nor the Adviser will be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA plan that becomes a Shareholder, solely as a result of the ERISA plan’s investment in the Fund. See “ERISA Considerations.”

UNLISTED CLOSED‑END INTERVAL FUND STRUCTURE	The Fund has been organized as a continuously offered, non‑diversified closed‑end management investment company that is operated as an interval fund. Closed‑end funds differ from open‑end funds (commonly known as mutual funds) in that investors in closed‑end funds do not have the right to redeem their shares on a daily basis. Unlike most closed‑end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares. Therefore, an investment in the Fund, unlike an investment in a typical closed‑end fund, is not a liquid investment. To provide some liquidity to Shareholders, the Fund is structured as an “interval fund” and conducts quarterly repurchase offers for a limited amount of the Fund’s Shares (at least 5% of the Fund’s outstanding Shares).

The Fund believes that a closed‑end structure is most appropriate for the long-term nature of the Fund’s strategy. The Fund’s NAV per Share may be volatile. As the Shares are not traded, Shareholders will not be able to dispose of their investment in the Fund, except through repurchase offers conducted through the Fund’s Share repurchase program, no matter how the Fund performs. See “Share Repurchase Program” for additional information.

SHARE CLASSES	The Fund currently offers four different classes of Shares: Class A, Class C, Class I and Class L. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each Share class are different. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses.” If you have hired a broker, advisor or other financial intermediary and are eligible to invest in more than one class of shares, your financial intermediary may help determine which share class is appropriate for you. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares and the total costs and expenses associated with a particular share class. See “Plan of Distribution.”

Each investor’s financial considerations are different. You should speak with your financial intermediary to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

VALUATIONS
The Adviser, subject to the oversight of the Board, determines the valuation of the Fund’s investments. It is expected that most of the Fund’s investments will not have readily available market quotations, which will require the Adviser to estimate, in accordance with the Adviser’s valuation policies, the fair value of such investments on the valuation date. Fair value pricing is based on subjective judgments, and it is possible that the fair value of a security may differ materially from the value that would be realized if the security were sold. Absent bad faith or manifest error, valuation determinations of the Adviser will be conclusive and binding on the Fund investors.

In addition, the Adviser may have an interest in determining higher valuations in order to be able to present better performance to prospective investors. In certain cases, the Fund may hold an investment in an issuer experiencing distress or going through bankruptcy. In such a situation, the Adviser may continue to place a favorable valuation on such investment due to the Adviser’s determination that the investment is sufficiently secured despite the distressed state or bankruptcy of the issuer. However, no assurances can be given that this assumption is justified or that such valuations will be accurate in the long term. In addition, an investment in a portfolio company may not be permanently written‑off or permanently written down despite its distressed state or covenant breach until such portfolio company experiences a material corporate event (e.g., bankruptcy or partial sale) which establishes an objective basis for such revised valuation. In these circumstances, the Adviser has an interest in delaying any such write-offs or write-downs to maintain a higher management fee base and thus, management fees paid to the Adviser.

In addition, the Fund may rely on third-party valuation services to assist in determining the value of certain investments. An investment may not have a readily ascertainable market value and accordingly, could potentially make it difficult to determine a fair value of an investment and may yield an inaccurate valuation. Further, because of the Adviser’s knowledge of the investment, the valuation service may defer to the Adviser’s valuation even where such valuation may not be accurate or the determination thereof involved a conflict of interest. Additionally, the Fund may also choose to discontinue the use of any third-party valuation service at any time, which could create a conflict of interest and impair the third-party valuation service’s independence. An inaccurate valuation of an investment could have a substantial impact on the Fund.

The NAV of each class of the Fund is calculated on a daily basis. In addition, the Fund intends to publicly report the NAV per Share of each class of the Fund on its website on a daily basis. For information on the Fund’s daily NAV, please visit http://www.institutional.fidelity.com or call the Fund at 817‑474‑1001. See “Determination of Net Asset Value.”

SHARE REPURCHASE PROGRAM	The Shares have no history of public trading, nor is it intended that the Shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s Shares.

The Fund is an “interval fund,” a type of fund which, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c‑3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is likely that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares. Quarterly repurchases will occur in the months of March, June, September and December. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) is sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”); however, the Fund will seek to provide such written notification earlier but no more than 42 calendar days before the Repurchase Request Deadline. The NAV at which a repurchase is effected will be calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund will distribute payment to Shareholders within seven calendar days after the Repurchase Pricing Date.

The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, an investor may not be able to sell its Shares when and/or in the amount that it desires. Thus, the Shares are appropriate only as a long-term investment. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “Types of Investments and Related Risks—Risks Relating to Investment Strategies, Fund Investments and the Fund’s Investment Program—Repurchase Offers Risks.”

SUMMARY OF TAXATION
The Fund intends to elect to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any net ordinary income or capital gains that is currently distributed as dividends for U.S. federal income tax purposes to Shareholders, as applicable. To qualify for and maintain its treatment as a RIC for U.S. federal income tax purposes, the Fund is required to meet certain specified source‑of‑income and asset diversification requirements and is required to distribute dividends for U.S. federal income tax purposes of an amount at least equal to 90% of the sum of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses each tax year to Shareholders, as applicable. See “Distributions” and “Tax Aspects.”

FISCAL YEAR	For accounting purposes, the Fund’s fiscal year is the 12‑month period ending on June 30.

REPORTS TO SHAREHOLDERS	As soon as practicable after the end of each calendar year, a statement on Form 1099‑DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to Internal Revenue Service (“IRS”) reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

RISK FACTORS	Investing in the Fund involves risks, including the risk that a Shareholder may receive little or no return on their investment or that a Shareholder may lose part or all of their investment. Below is a summary of some of the principal risks of investing in the Fund. For a more complete discussion of the risks of investing in the Fund, see “Types of Investments and Related Risks.” Shareholders should consider carefully the following principal risks before investing in the Fund:

•	Unlike most closed‑end funds, the Fund’s Shares will not be listed on any securities exchange;

•
Although the Fund intends to implement a quarterly share repurchase program, there is no guarantee that an investor will be able to sell all of the Shares that the investor desires to sell. The Fund should therefore be considered to offer limited liquidity;

•
The Fund is exposed to risks associated with changes in interest rates. The Fund may be subject to heightened interest rate risk because the Federal Reserve has raised, and may continue to raise, interest rates;

•
The Fund’s distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses, as well as any applicable sales load;

•
Because bank loans are not typically registered under the federal securities laws like stocks and bonds, investors in loans have less protection against improper practices than investors in registered securities;

•
The Fund’s investments in securities and other obligations of companies that are experiencing distress involve a substantial degree of risk, require a high level of analytical sophistication for successful investment and require active monitoring;

•	The Fund may invest a portion of its assets in securities and Credit Instruments associated with real estate and companies in the real estate industry, which have historically experienced substantial price volatility;

•	Below investment grade instruments (also known as “junk bonds”) have predominantly speculative characteristics and may be particularly susceptible to economic downturns, which could cause losses;

•	Certain investments may be exposed to the credit risk of the counterparties with whom the Fund deals;

•	The valuation of securities or instruments that lack a central trading place (such as fixed-income securities or instruments) may carry greater risk than those that trade on an exchange;

•	Derivative investments have risks, including the imperfect correlation between the value of such instruments and the underlying assets of the Fund;

•
The Fund may be materially adversely affected by market, economic and political conditions and natural and man‑made disasters, including pandemics, wars and supply chain disruptions, globally and in the jurisdictions and sectors in which the Fund invests;

•
Non‑U.S. securities may be traded in undeveloped, inefficient and less liquid markets and may experience greater price volatility and changes in value – changes in foreign currency exchange rates may adversely affect the U.S. dollar value of and returns on foreign denominated investments;

•
CLOs may present risks similar to those of other types of debt obligations and, in fact, such risks may be of greater significance in the case of CLOs depending upon the Fund’s ranking in the capital structure. In certain cases, losses may equal the total amount of the Fund’s principal investment. Investments in structured vehicles, including equity and junior debt securities issued by CLOs, involve risks, including credit risk and market risk;

•
Preferred stock generally ranks junior to debt securities in an issuer’s capital structure. Preferred stock generally pays dividends at a defined rate, but unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of directors;

•
The Fund may invest in securities of other investment companies (including investment companies advised by FDS or its affiliates), and any such assets will be subject to the risks of the purchased investment company’s portfolio securities. The Fund’s shareholders would bear not only their proportionate share of the expenses of the Fund, but also would indirectly bear similar expenses of the underlying investment company;

•	The Fund is a recently organized, closed‑end investment company with limited operating history;

•
The Fund may borrow money, which magnifies the potential for gain or loss on amounts invested, subjects the Fund to certain covenants with which it must comply and may increase the risk of investing with the Fund;

•
To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must meet certain source‑of‑income, asset diversification and annual distribution requirements, and failure to do so could result in the loss of RIC status.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and a prospective investor should invest in the Fund only if it can sustain a complete loss of its investment.

SUMMARY OF FEES AND EXPENSES
The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

	Class A	Class C	Class I	Class L

SHAREHOLDER TRANSACTION FEES
Maximum sales load imposed on purchases(1)	5.75%	None	None	4.25%
Maximum contingent deferred sales charge(2)	None	1.00%	None	None
ANNUAL FUND EXPENSES(3) (as a percentage of average net assets attributable to Shares)
Management Fee(4)	1.25%	1.25%	1.25%	1.25%
Other expenses(5)	1.66%	2.41%	1.41%	1.91%
Distribution and shareholder servicing fee(6)	0.25%	1.00%	None	0.50%
Remaining other expenses	1.41%	1.41%	1.41%	1.41%
Acquired fund fees and expenses (7)	1.10%	1.10%	1.10%	1.10%
Total annual fund expenses	4.01%	4.76%	3.76%	4.26%
Fee waiver and/or expense reimbursement(8)	(1.14%)	(1.14%)	(1.14%)	(1.14%)
Total annual fund expenses after fee waiver and/or expense reimbursement(8)(9)	2.87%	3.62%	2.62%	3.12%

(1)
An investor purchasing Class A Shares may be charged a sales load of up to 5.75% of the investor’s gross purchase, and an investor purchasing Class L Shares may be charged a sales load of up to 4.25% of the investor’s gross purchase. The Distributor may, in its discretion, waive all or a portion of the sales load for certain investors. See “Plan of Distribution.”

(2)	Class C Shareholders may be subject to a contingent deferred sales charge of up to 1.00% on shares repurchased during the first 365 days after their purchase.
(3)	Expenses assume the Fund raises $60 million in proceeds in the first 12 months resulting in estimated average Net Assets of approximately $42.5 million.
(4)
The Management Fee paid by the Fund is calculated at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets, which includes total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). Because the Fund is not expected to borrow money for investment purposes during its first year of operations, the Management Fee reflected in the table above, which is computed as a percentage of the Fund’s Net Assets for presentation therein, is also 1.25%. If in the future the Fund borrows money for investment purposes, then the Management Fee in relation to its Net Assets would be higher than the estimate presented in the table.

(5)
Other expenses include reasonably estimated costs the Fund can expect to incur related to accounting, custody, transfer agency, legal, pricing services and auditing fees of the Fund, organizational and offering costs applicable to each class, as well as fees payable to the Independent Trustees. The amount presented in the table estimates the amounts the Fund expects to pay during the first 12 months of operations, assuming the Fund raises $60 million of proceeds during that time.

(6)
The Fund may charge a distribution and/or shareholder servicing fee totaling up to 0.25% per year on Class A Shares, 1.00% per year on Class C Shares and 0.50% per year on Class L Shares. With respect to Class C Shares and Class L Shares, 0.25% of the fee is characterized as a “shareholder servicing fee” and the remaining portion is characterized as a “distribution fee.” With respect to Class A Shares, the entire fee is characterized as a “shareholder service fee.”

The Fund may use these fees, in respect of the relevant class, to compensate Financial Intermediaries for distribution-related expenses, if applicable, and providing ongoing services in respect of clients with whom they have distributed Shares of the Fund. Such services may also include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back‑up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request.
(7)
Includes interest expense of certain underlying Fidelity funds. Excluding interest expense of the applicable underlying Fidelity funds, total annual fund expenses after fee waiver and/or expense reimbursement are 2.06%, 2.81%, 1.81% and 2.31% for each of Class A Shares, Class C Shares, Class I Shares and Class L Shares, respectively.

(8)
The Fund may invest in a BDC advised by the Adviser or its affiliates. The Adviser has contractually agreed to waive its Management Fee (payable by the Fund) with respect to the portion of the Fund’s assets invested in such BDC. This waiver is in effect through at least November 30, 2024.

(9)
The Adviser and the Fund have entered into the Expense Limitation Agreement under which the Adviser has agreed contractually until November 30, 2024 to reimburse the Fund’s “ordinary operating expenses” (as defined below) to the extent that the Fund’s monthly ordinary operating expenses exceed 0.70% of the Fund’s average net assets (“Expense Cap”). Ordinary operating expenses for a class of Shares consist of all ordinary expenses of the Fund attributable to such class, including pricing and bookkeeping fees, transfer agent fees, organization and offering expenses, fees and expenses of the Trustees who are not “interested persons” of the Fund or the Adviser, legal fees related to the organization and offering of the Fund (whether incurred by counsel to the Fund or the Adviser), and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (1) the Management Fee; (2) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses, fees and expenses associated with the Fund’s securities lending program, and dividend expenses related to short sales); (3) interest, financing and structuring costs and expenses for borrowings and line(s) of credit; (4) taxes; (5) the Fund’s proportional share of expenses related to co‑investments; (6) acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary); (7) 12b‑1 fees, if any; (8) expenses of printing and mailing proxy materials to Shareholders of the Fund; (9) all other expenses incidental to holding meetings of the Fund’s Shareholders, including proxy solicitations therefor; and (10) such non‑recurring and/or extraordinary as may arise, including actions, suits or proceedings to which the Fund is or is threatened to be a party and the legal obligation that the Fund may have to indemnify the Fund’s Trustees and officers with respect thereto.

In consideration of the Adviser’s agreement to reimburse the Fund’s ordinary operating expenses, the Fund has agreed to repay the Adviser in the amount of any waived Fund expenses reimbursed in respect of each of Class A Shares, Class C Shares, Class I Shares and Class L Shares subject to the limitation that a reimbursement will be made only if and to the extent that: (i) it is payable not more than three years from the date on which the applicable waiver or expense payment was made by the Adviser; and (ii) the Adviser Recoupment does not cause the Fund’s total annual operating expenses (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the Expense Cap of such class; provided that the Adviser may waive its right to receive all or a portion of any Adviser Recoupment in any particular calendar month. The Fund’s obligation to make an Adviser Recoupment shall automatically become a liability of the Fund on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month. The Adviser Recoupment for a class of Shares will not cause Fund expenses in respect of that class to exceed the Expense Cap either (i) at the time of the waiver or (ii) at the time of recoupment. The Expense Limitation Agreement shall continue in effect until at least November 30, 2024.
The Adviser has voluntarily agreed to waive its right to receive any Adviser Recoupment incurred in any month prior to its revocation of such voluntary agreement. Any such amounts shall not be considered unreimbursed ordinary operating expenses reimbursable in future months pursuant to the terms of the Expense Limitation Agreement. This voluntary arrangement can be terminated at any time, upon thirty days’ prior written notice to the Fund.

Example:
The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in Shares. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above.
An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:

Class A
	1 Year	3 Years	5 Years	10 Years
	$85	$159	$238	$445

Class C
	1 Year	3 Years	5 Years	10 Years
	$36	$129	$226	$458

Class I
	1 Year	3 Years	5 Years	10 Years
	$26	$100	$180	$390

Class L
	1 Year	3 Years	5 Years	10 Years
	$73	$152	$237	$456
An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return, and have their Shares repurchased in full at the end of such period:

Class C*
	1 Year	3 Years	5 Years	10 Years
	$46	$129	$226	$458

*
If the contingent deferred sales charge applies. See “Contingent Deferred Sales Charge” under “Share Repurchase Program.” If the contingent deferred sales charge does not apply, the hypothetical expenses you would pay on $1,000 investment in Class C Shares would be $35, assuming annual expenses attributable to Shares remain unchanged, Shares earn a 5% annual return, and your shares are repurchased in full at the end of the 1‑year period.

The examples and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and the Fund’s actual expenses may be greater or less than those shown. While the examples assume a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management Fee.”

FINANCIAL HIGHLIGHTS
Financial Highlights are intended to help you understand the financial history of fund shares for the past 5 years (or, if shorter, the period of operations). Certain information reflects financial results for a single share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in shares (assuming reinvestment of all dividends and distributions). The annual information has been audited by Deloitte & Touche LLP, independent registered public accounting firm, whose report, along with fund financial statements, is included in the annual report. Annual reports are available for free upon request.

Fidelity Multi-Strategy Credit Fund Class A

Years ended June 30,	2023 A
Selected Per‑Share Data
Net asset value, beginning of period	$10.00
Income from Investment Operations
Net investment income (loss) B,C	.031
Net realized and unrealized gain (loss)	.050
Total from investment operations	.081
Distributions from net investment income	(.021)
Total distributions	(.021)
Net asset value, end of period	$10.06
Total Return D,E,F	.81%
Ratios to Average Net Assets C,G,H
Expenses before reductions	3.70	% I,J
Expenses net of fee waivers, if any	1.84	% J
Expenses net of all reductions	1.84	% J
Net investment income (loss)	2.67	% J
Supplemental Data
Net assets, end of period (000 omitted)	$101
Portfolio turnover rate K	3	% L

A	For the period May 19, 2023 (commencement of operations) through June 30, 2023.
B	Calculated based on average shares outstanding during the period.
C
Net investment income (loss) is affected by the timing of the declaration of dividends by any underlying mutual funds or exchange-traded funds (ETFs). Net investment income (loss) of any mutual funds or ETFs is not included in the Fund’s net investment income (loss) ratio.

D	Total returns for periods of less than one year are not annualized.
E	Total returns would have been lower if certain expenses had not been reduced during the applicable periods shown.
F	Total returns do not include the effect of the sales charges.
G
Fees and expenses of any underlying mutual funds or exchange-traded funds (ETFs) are not included in the Fund’s expense ratio. The Fund indirectly bears its proportionate share of these expenses. For additional expense information related to investments in Fidelity Central Funds, please refer to the “Investments in Fidelity Central Funds” note found in the Notes to Financial Statements section of the most recent Annual or Semi-Annual report.

H
Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed, waived, or reduced through arrangements with the investment adviser, brokerage services, or other offset arrangements, if applicable, and do not represent the amount paid by the class during periods when reimbursements, waivers or reductions occur.

I	Audit fees are not annualized.
J	Annualized.
K	Amount does not include the portfolio activity of any underlying mutual funds or exchange-traded funds (ETFs).
L	Amount not annualized.

Fidelity Multi-Strategy Credit Fund Class C

Years ended June 30,	2023 A
Selected Per‑Share Data
Net asset value, beginning of period	$10.00
Income from Investment Operations
Net investment income (loss) B,C	.023
Net realized and unrealized gain (loss)	.050
Total from investment operations	.073
Distributions from net investment income	(.013)
Total distributions	(.013)
Net asset value, end of period	$10.06
Total Return D,E	.73%
Ratios to Average Net Assets C,F,G
Expenses before reductions	4.42	% H,I
Expenses net of fee waivers, if any	2.56	% H
Expenses net of all reductions	2.56	% H
Net investment income (loss)	1.95	% H
Supplemental Data
Net assets, end of period (000 omitted)	$101
Portfolio turnover rate J	3	% K

A	For the period May 19, 2023 (commencement of operations) through June 30, 2023.
B	Calculated based on average shares outstanding during the period.
C
Net investment income (loss) is affected by the timing of the declaration of dividends by any underlying mutual funds or exchange-traded funds (ETFs). Net investment income (loss) of any mutual funds or ETFs is not included in the Fund’s net investment income (loss) ratio.

D	Total returns for periods of less than one year are not annualized.
E	Total returns would have been lower if certain expenses had not been reduced during the applicable periods shown.
F
Fees and expenses of any underlying mutual funds or exchange-traded funds (ETFs) are not included in the Fund’s expense ratio. The Fund indirectly bears its proportionate share of these expenses. For additional expense information related to investments in Fidelity Central Funds, please refer to the “Investments in Fidelity Central Funds” note found in the Notes to Financial Statements section of the most recent Annual or Semi-Annual report.

G
Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed, waived, or reduced through arrangements with the investment adviser, brokerage services, or other offset arrangements, if applicable, and do not represent the amount paid by the class during periods when reimbursements, waivers or reductions occur.

H	Annualized.
I	Audit fees are not annualized.
J	Amount does not include the portfolio activity of any underlying mutual funds or exchange-traded funds (ETFs).
K	Amount not annualized.

Fidelity Multi-Strategy Credit Fund Class I

Years ended June 30,	2023 A
Selected Per‑Share Data
Net asset value, beginning of period	$10.00
Income from Investment Operations
Net investment income (loss) B,C	.034
Net realized and unrealized gain (loss)	.050
Total from investment operations	.084
Distributions from net investment income	(.024)
Total distributions	(.024)
Net asset value, end of period	$10.06
Total Return D,E	.84%
Ratios to Average Net Assets C,F,G
Expenses before reductions	3.66	% H,I
Expenses net of fee waivers, if any	1.60	% H
Expenses net of all reductions	1.60	% H
Net investment income (loss)	2.91	% H
Supplemental Data
Net assets, end of period (000 omitted)	$25,154
Portfolio turnover rate J	3	% K

A	For the period May 19, 2023 (commencement of operations) through June 30, 2023.
B	Calculated based on average shares outstanding during the period.
C
Net investment income (loss) is affected by the timing of the declaration of dividends by any underlying mutual funds or exchange-traded funds (ETFs). Net investment income (loss) of any mutual funds or ETFs is not included in the Fund’s net investment income (loss) ratio.

D	Total returns for periods of less than one year are not annualized.
E	Total returns would have been lower if certain expenses had not been reduced during the applicable periods shown.
F
Fees and expenses of any underlying mutual funds or exchange-traded funds (ETFs) are not included in the Fund’s expense ratio. The Fund indirectly bears its proportionate share of these expenses. For additional expense information related to investments in Fidelity Central Funds, please refer to the “Investments in Fidelity Central Funds” note found in the Notes to Financial Statements section of the most recent Annual or Semi-Annual report.

G
Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed, waived, or reduced through arrangements with the investment adviser, brokerage services, or other offset arrangements, if applicable, and do not represent the amount paid by the class during periods when reimbursements, waivers or reductions occur.

H	Annualized.
I	Audit fees are not annualized.
J	Amount does not include the portfolio activity of any underlying mutual funds or exchange-traded funds (ETFs).
K	Amount not annualized.

Fidelity Multi-Strategy Credit Fund Class L

Years ended June 30,	2023 A
Selected Per‑Share Data
Net asset value, beginning of period	$10.00
Income from Investment Operations
Net investment income (loss) B,C	.029
Net realized and unrealized gain (loss)	.049
Total from investment operations	.078
Distributions from net investment income	(.018)
Total distributions	(.018)
Net asset value, end of period	$10.06
Total Return D,E,F	.78%
Ratios to Average Net Assets C,G,H
Expenses before reductions	3.94	% I,J
Expenses net of fee waivers, if any	2.09	% J
Expenses net of all reductions	2.09	% J
Net investment income (loss)	2.42	% J
Supplemental Data
Net assets, end of period (000 omitted)	$101
Portfolio turnover rate K	3	% L

A	For the period May 19, 2023 (commencement of operations) through June 30, 2023.
B	Calculated based on average shares outstanding during the period.
C
Net investment income (loss) is affected by the timing of the declaration of dividends by any underlying mutual funds or exchange-traded funds (ETFs). Net investment income (loss) of any mutual funds or ETFs is not included in the Fund’s net investment income (loss) ratio.

D	Total returns for periods of less than one year are not annualized.
E	Total returns would have been lower if certain expenses had not been reduced during the applicable periods shown.
F	Total returns do not include the effect of the sales charges.
G
Fees and expenses of any underlying mutual funds or exchange-traded funds (ETFs) are not included in the Fund’s expense ratio. The Fund indirectly bears its proportionate share of these expenses. For additional expense information related to investments in Fidelity Central Funds, please refer to the “Investments in Fidelity Central Funds” note found in the Notes to Financial Statements section of the most recent Annual or Semi-Annual report.

H
Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed, waived, or reduced through arrangements with the investment adviser, brokerage services, or other offset arrangements, if applicable, and do not represent the amount paid by the class during periods when reimbursements, waivers or reductions occur.

I	Audit fees are not annualized.
J	Annualized.
K	Amount does not include the portfolio activity of any underlying mutual funds or exchange-traded funds (ETFs).
L	Amount not annualized.

THE FUND
The Fund is a recently organized non‑diversified, closed‑end management investment company that is registered under the 1940 Act. The Fund is structured as an “interval fund” and continuously offers its Shares. The Fund was organized as a Delaware statutory trust on October 4, 2022 and has limited operating history. The principal office of the Fund is located at 245 Summer Street, Boston, Massachusetts 02210 and its telephone number is 817‑474‑1001.
The Fund’s investment objective is to provide a high level of current income and capital appreciation through investments across a variety of high income-oriented asset classes including both liquid and illiquid securities.
Under normal circumstances, the Fund will invest at least 80% of its assets in Credit Instruments among (i) foundational credit, which includes direct lending and liquid credit (leveraged loans and high yield bonds), and (ii) opportunistic credit, which include stressed and distressed investments (distressed debt, special situations and rescue financing) and opportunistic investments (convertible bonds, preferred stock, real estate debt, commercial mortgage-backed securities, investment grade bonds, collateralized loan obligations (“CLOs”) and emerging markets debt). The Fund may invest in additional strategies and types of Credit Instruments in the future. While some of the loans in which the Fund will invest may be secured, the Fund may also invest in debt securities that are either unsecured and subordinated to substantial amounts of senior indebtedness, or a significant portion of which may be unsecured. In addition, the interest rates on loans in which the Fund will invest can be fixed or can float periodically. The Fund normally will invest in a number of different countries. There is no minimum or maximum limit on the amount of the Fund’s assets that may be invested in non‑U.S. securities.
For a further discussion of the Fund’s principal investment strategies, see “Investment Objective, Opportunities and Strategies.” There can be no assurance that the Fund will achieve its investment objective.
The Fund’s investment adviser is FDS. See “The Adviser.” Responsibility for monitoring and overseeing the Fund’s investment program, management and operation is vested in the individuals who serve on the Board.

THE ADVISER
FDS, an investment adviser registered with the SEC under the Advisers Act, serves as the Adviser. FDS is a registered investment adviser under the Advisers Act, and a wholly-owned subsidiary of FMR LLC (“FMR”). FMR is the ultimate parent company of FDS. At present, the primary business activities of FMR and its subsidiaries are: (i) the provision of investment advisory, management, shareholder, investment information and assistance and certain fiduciary services for individual and institutional investors; (ii) the provision of securities brokerage services; (iii) the management and development of real estate; and (iv) the investment in and operation of a number of emerging businesses.
As of June 30, 2023, FDS has $1.3 billion in assets under management. FDS is also registered with the U.S. Commodity Futures Trading Commission (the “CFTC”) under the Commodity Exchange Act of 1936, as amended, as a commodity pool operator and a commodity trading advisor and is a member of the National Futures Association. FDS leverages the resources of the entire Fidelity organization in managing the Fund.

USE OF PROCEEDS
The proceeds from the sale of Shares, not including the amount of any applicable sales loads paid by investors and net of the Fund’s fees and expenses, are invested by the Fund to pursue its investment program and strategies.
The Fund expects to invest the proceeds obtained by it promptly (and in any event, within three months) after receipt of such proceeds to pursue its investment program, investing the proceeds first in more liquid credits, then into other credit strategies as the opportunities become available to the Fund. If the Fund only raises a portion of the amount it intends to, the Fund may be unable to achieve its investment objective.

INVESTMENT OBJECTIVE, OPPORTUNITIES AND STRATEGIES
Investment Objective
The Fund’s investment objective is to provide a high level of current income and capital appreciation through investments across a variety of high income-oriented asset classes including both liquid and illiquid securities. The Fund’s investment objective may be changed by the Board without the approval of the holders of a majority of the outstanding voting securities of the Fund.
Investment Opportunities and Strategies
The Fund employs a multi-credit strategy that seeks to opportunistically rotate across the entire credit spectrum throughout the market cycle. The Fund will specifically seek to allocate investments based on the current and expected macro environment among (i) foundational credit, which includes direct lending and liquid credit (leveraged loans and high yield bonds) and (ii) opportunistic credit, which include stressed and distressed investments (distressed debt, special situations and rescue financing) and opportunistic investments (convertible bonds, preferred stock, real estate debt, commercial mortgage-backed securities, investment grade bonds, collateralized loan obligations (“CLOs”) and emerging markets debt) (together, “Credit Instruments”). Under normal circumstances, the Fund will invest at least 80% of its assets in Credit Instruments. The Fund may invest in additional types of Credit Instruments and strategies in the future.
The Fund utilizes a bottom‑up fundamental process that seeks to identify superior risk adjusted opportunities among both liquid and illiquid segments of the credit markets. The Fund will leverage the resources of Fidelity’s High Income and Alternatives Group as well as the resources of the broader Fidelity research ecosystem in selecting investments.
While some of the loans in which the Fund will invest may be secured, the Fund may also invest in debt securities that are either unsecured and subordinated to substantial amounts of senior indebtedness, or a significant portion of which may be unsecured. In addition, the interest rates on loans in which the Fund will invest can be fixed or can float periodically. The Fund normally will invest in a number of different countries. There is no minimum or maximum limit on the amount of the Fund’s assets that may be invested in non‑U.S. securities.
The Adviser has the flexibility to adjust the Fund’s allocation between security types at any time to take advantage of short-term market opportunities and may therefore hold some positions for a relatively short period of time. Other allocation decisions will be strategic and longer-term in nature.
Direct Lending
Through its direct lending strategy, the Fund intends to invest in senior secured term loans to U.S. middle market companies supported by private equity sponsors (“Sponsors”). In describing this business, generally the term “middle market” refers to companies with approximately $25 million to $100 million of EBITDA, which the Adviser believes is a useful proxy for cash flow. Targeted borrowers will operate within a wide range of industries. Leveraging Fidelity’s proprietary industry research and the Adviser’s expertise, the Fund will primarily invest in industries where the Adviser’s portfolio management team has deep experience with similarly situated companies. The Fund will seek to engage in direct origination of secured debt, including first lien senior secured loans, “unitranche” loans (which are loans that combine both senior and junior debt, generally in a first lien position) and second lien senior secured loans (collectively, “Middle Market Senior Loans”), with the balance of its assets allocated to the direct lending strategy invested in higher yielding investments (which may include unsecured debt and mezzanine debt) and investments in equities, although the Fund may make investments in issuers with EBITDA outside of such range. There is no limit on the maturity or duration of the loans that the Fund will originate.

The Fund may originate loans in accordance with its investment objective, investment strategies, fundamental investment restrictions and the limitations of the 1940 Act, including but not limited to Section 17 thereof. While the Fund will not be involved in servicing such loans, an affiliated person of the Fund may act as an agent in connection with the loans in accordance with the limitations of the 1940 Act. Additionally, consistent with its fundamental investment restriction relating to industry concentration, the Fund will not originate loans to issuers in any one industry in an amount exceeding 25% of the Fund’s total assets.
During an initial ramping up period, the Fund expects to primarily obtain exposure to direct lending investments indirectly by investing in the Fidelity Private Credit Fund, a closed‑end investment management company that has elected to be treated as a BDC. The Fidelity Private Credit Fund is also advised by FDS and makes investments consistent with the direct lending strategies discussed above. Following its ramping up period, the Fund expects to primarily pursue its direct lending strategy through direct investments in loans (which may be held directly by the Fund or by one or more wholly-owned subsidiaries of the Fund) rather than through the Fidelity Private Credit Fund.
Liquid Credit
Through its liquid credit strategy, the Fund intends to invest in instruments with robust liquidity profiles, including, but not limited to, publicly traded debt instruments (broadly syndicated loans and high yield bonds (“junk bonds”)) and Treasury securities. The Fund expects these investments to serve as a source of liquidity for the Fund while providing an attractive risk adjusted return.
Senior, secured broadly syndicated corporate loans (“Syndicated Loans”) generally benefit from liens on collateral, are rated below-investment grade and typically pay interest at rates that are determined periodically on the basis of a floating base lending rate, primarily the Secured Overnight Financing Rate (“SOFR”), plus a spread. Syndicated Loans are typically made to U.S. and, to a lesser extent, non‑U.S. corporations, partnerships, limited liability companies and other business entities which operate in various industries and geographical regions. Borrowers may obtain Syndicated Loans, among other reasons, to refinance existing debt, engage in acquisitions, pay dividends, recapitalize, complete leveraged buyouts and for general corporate purposes. Syndicated Loans rated below investment grade are sometimes referred to as “leveraged loans” or “junk bonds.” The Fund may invest in Syndicated Loans through assignments of or, to a lesser extent, participations in Syndicated Loans. The Fund may utilize various types of derivative instruments, including total return swaps for the purpose of gaining exposure to Syndicated Loans.
Opportunistic Credit
Through its opportunistic credit strategy, the Fund intends to make privately negotiated credit investments. Unlike dedicated senior secured loan funds or captive mezzanine funds, with its opportunistic credit strategy, the Fund will seek to provide flexible financing solutions across the capital structure, including investments in convertible bonds, preferred stock and commercial mortgage-backed securities. The Fund will seek to make investments in opportunities that involve complexity and structural inefficiencies and will retain the ability to invest across the capital structure in both public and private markets, including senior secured credit, structurally- or lien-subordinated credit, and certain opportunities through equity and equity-linked securities. The Fund’s opportunistic credit investments may include (i) highly-structured and privately-negotiated capital solutions supporting corporate borrowers as an alternative to traditional capital markets (including through secured loans, senior subordinated debt, mezzanine debt, convertible notes, preferred equity, warrants and other debt-like instruments, as well as equity in such corporate borrowers) and (ii) event-driven opportunities that exhibit hybrid credit and equity features (e.g., asset-level investing or bank regulatory capital replacement).
The Fund may focus on loans primarily to institutional, reputable and well-capitalized counterparties secured by high-quality commercial real estate properties being upgraded or repositioned (“transitional” assets) in the office, hospitality, mixed use and multi-family residential spaces in the larger markets in North America and Europe.

The Fund may invest in CLOs that are backed by a portfolio of senior secured loans. The Fund’s CLO investments may include senior/mezzanine CLO debt tranches (rated investment grade), mezzanine CLO debt tranches (rated below investment grade or unrated), subordinated CLO equity tranches (unrated), leveraged loans (including warehouse facilities that hold such loans) and vehicles that invest indirectly in CLO securities or leveraged loans.
Stressed and Distressed Credit
Through its stressed and distressed credit strategy, the Fund generally will seek to invest in directly negotiated and highly structured transactions, providing bespoke solutions for company specific needs and/or complex situations. The Fund will act as a source of debt and/or equity capital to businesses seeking liability management, growth or broader strategic objectives. The Fund intends to take advantage of market dislocations across both expansionary and recessionary credit cycles, as well as transient periods of market volatility. The Fund may seek to invest in the following: (i) corporate debt instruments relating to stressed and distressed industries or issuers; (ii) rescue-capital opportunities; (iii) public and private stock issued in connection with restructurings and reorganizations or otherwise; and (iv) other opportunistic investments resulting from periods of market dislocation, including primary and secondary market investments in liquid debt instruments that arise as a result of temporary market volatility (e.g. stressed liquid credit).
Other Characteristics
Other Investment Strategies. The Fund may also invest in notes, bills, debentures, convertible and preferred securities (including preferred stock of real estate investment trusts), government and municipal obligations and other Credit Instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in or hold common stock and other equity securities incidental to the purchase or ownership of a credit investment or in connection with a reorganization of a borrower. The Fund may engage in short sales. The Fund may also use derivatives to gain investment exposure to Credit Instruments, provide downside protection and to dampen volatility. In particular, the Fund may seek to hedge all or a portion of the Fund’s foreign currency risk through the use of foreign currency forward contracts. Derivative instruments used by the Fund that provide the Fund with indirect exposure to Credit Instruments will be counted toward the Fund’s policy of investing at least 80% of its assets in Credit Instruments. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. The Fund may invest in securities of other investment companies, which may include investment companies advised by the Adviser or an affiliate that operate as mutual funds, ETFs or BDCs, to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act or any applicable exemption therefrom. The Fund may invest in other investment companies to gain exposure to particular asset classes, to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when the Adviser believes share prices of other investment companies offer attractive values. The Adviser may lend the Fund’s securities to broker-dealers or other institutions to earn income for the Fund.
Below Investment Grade Credit Instruments. The Credit Instruments in which the Fund may invest will normally be rated below investment grade (also known as “junk bonds”). Securities rated below investment grade are those that, at the time of investment, are rated Ba1 or lower by Moody’s, or BB+ or lower by S&P or Fitch, or if unrated are determined by the Adviser to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in Credit Instruments of any credit quality, maturity and duration.
Foreign Instruments. The Fund may make investments in non‑U.S. entities, including issuers in emerging markets. Emerging market countries are countries that major international financial institutions, such as the

World Bank, generally consider to be less economically mature than developed nations, such as the United States or most nations in Western Europe. Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe. The Fund expects that its investment in non‑U.S. issuers will be made primarily in U.S. dollar denominated securities, but it reserves the right to purchase securities that are foreign currency denominated. Some non‑U.S. securities may be less liquid and more volatile than securities of comparable U.S. issuers. Factors considered in determining whether an issuer may be deemed to be from a particular foreign country or geographic region include, among others, the issuer’s principal trading market, the country in which the issuer was legally organized, whether the issuer derives a substantial portion of its operations or assets from a particular country or region or derives a substantial portion of its revenue or profits from businesses, investments or sales outside of the United States.
Illiquid and Restricted Securities. The Fund invests in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.
Cash and Short-Term Investments. The Fund may invest its cash balances in money market instruments, money market funds (including shares of Fidelity ® Central funds or other funds advised by the Adviser or its affiliates), U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.
Central Funds. The Fund may hold Fidelity® Central funds to gain exposure to certain fixed income securities. Central funds are special types of investment vehicles created by Fidelity for use by the Fidelity funds, including the Fund, and other advisory clients. Central funds are used to invest in particular security types or investment disciplines, or for cash management. Central funds incur certain costs related to their investment activity (such as custodial fees and expenses), but generally do not pay management fees. The investment results of the portions of the Fund’s assets invested in the Central funds will be based upon the investment results of those funds.
Subsidiaries. The Fund expects to form one or more wholly-owned subsidiaries. The Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. The Fund will comply with Section 8 and Section 18 of the 1940 Act, governing investment policies and capital structure and leverage, respectively, on an aggregate basis with any wholly-owned subsidiary. Any wholly-owned subsidiary will also comply with Section 17 of the 1940 Act relating to affiliated transactions and custody.
The Investment Process
In buying and selling securities for the Fund, the Adviser generally analyzes a security’s structural features and current price compared to its long-term value. In selecting foreign securities, the Adviser’s analysis also considers the credit, currency and economic risks associated with the security and the country of its issuer. The Adviser may also consider an issuer’s potential for success in light of its current financial condition, its industry position and economic and market conditions.
The Fund’s co‑lead portfolio managers will regularly assess the macro market environment and seek to dynamically allocate the Fund’ assets among Credit Instruments best positioned to benefit from the market characteristics. The Adviser will seek to achieve rapid deployment of capital in times of dislocation and may also rapidly and opportunistically exit investments once it no longer meets the Fund’s current investment thesis. As the market environment demands, the Adviser will rotate through the full spectrum of Credit Instruments.

The Adviser has a strong culture focused on risk management, with significant dedicated resources committed to that effort. The Adviser firmly believes that one of the most powerful risk management tools occurs at the individual investment level. The regular monitoring of a portfolio’s investments seeks to ensure that the risk/return ratio has not become unfavorable to help avoid unnecessary capital losses, and the Adviser believes it is a key component to positive long-term performance. Frequent monitoring and oversight are conducted by the Adviser to ensure that each position still represents an attractive investment. At the portfolio level, the Adviser ensures that the overall risk profile, diversification, and positioning is consistent with the Fund’s objectives. There is also considerable executive oversight with regular, systematic portfolio reviews with senior management.
Systems and technology play a critical role in portfolio monitoring and risk management. The Adviser’s proprietary systems provide investment professionals access to risk measures and exposures across multiple dimensions, among other things. Compliance modules are also systematically linked to the trading platform as another mechanism to minimize risk.
Risk management efforts are further bolstered by multiple, non‑investment professional teams. For example, a dedicated compliance team monitors all portfolios and investment professionals; a dedicated counterparty risk team monitors all trading and business counterparties; and a dedicated legal team is able to support the Adviser across a variety of legal questions.
Direct Lending
The direct lending strategy of the Fund is under the direction of the Adviser’s Direct Lending Investment Committee. The Direct Lending Investment Committee is currently comprised of the Fund’s three direct lending portfolio managers, David Gaito, Therese Icuss and Jeffrey Scott. Investments will be formally presented to the Direct Lending Investment Committee twice at a minimum before final approval to invest is granted. Additionally, the Head of Fidelity’s High Income and Alternatives Group (the “High Income and Alternatives Group”), and/or the Chief Investment Officer of the High Income and Alternatives Group meet with the direct lending portfolio management team frequently to discuss the pipeline of opportunities and each has the authority to decline any opportunity at any point at his or her discretion.
One of the critical success factors in direct lending is access to a deep pipeline of investment opportunities. Based on the direct lending portfolio management team’s extensive experience, the Adviser intends to employ a multi-faceted approach to sourcing transactions through a large network of private equity firms, intermediaries, as well as other direct lending firms. The Adviser believes that Fidelity’s scale and track record in the liquid markets, combined with the direct lending portfolio management team’s long tenure in direct lending, will provide unique and rich access to high credit quality investment opportunities.
Private equity acquisition activity drives a substantial amount of direct lending volume in the middle market, and Fidelity has longstanding relationships with a diverse set of Sponsors that invest across a broad set of industries, geographies and business models. The Adviser expects to enhance these relationships and bolster its sourcing efforts with its differentiated and efficient credit review process that is honed by a team of experienced credit professionals.
Additionally, Fidelity’s existing relationships with liquid issuers, some of which are owned by the same mix of Sponsors, and size in the liquid markets, provide the Adviser with differentiated investment opportunities. The Adviser can leverage these relationships to provide value-added capabilities and better execution on loans in the liquid markets, which can translate into a more robust pipeline of direct lending investment opportunities for the Fund.

The Direct Lending Investment Committee seeks to employ a disciplined and rigorous process for all direct lending investments which includes the following key features:

•
Underwriting the borrower: Performing detailed credit and valuation analysis; analyzing historical trends and business drivers; assessing management; and developing a deep understanding of the business operations and cost structure.

•
Analyzing the industry: Leveraging Fidelity’s broad research and analysts’ platform and Sponsor-provided third party industry studies (when available) to uncover macro and micro industry forces; understanding the competitive dynamics and market forces; validating the growth and outlook; and assessing public and private competitors.

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Underwriting the Sponsor or ownership group: Evaluating investment performance; understanding track record and willingness to invest follow‑on capital in times of stress; assessing available dry powder, due diligence quality and relevant sector expertise.

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Confirming investment thesis: Validating the sustainability of competitive advantages, revenues and margins; confirming diversity of products, customers, services, suppliers and institutionalized value.

•	Evaluating the credit structure: Analyzing ability to repay debt; performing loan‑to‑value analysis and downside case scenarios; and evaluating appropriate risk and reward for a proposed investment.
During the credit underwriting process, the deal team will compile and present diligence findings to the Direct Lending Investment Committee at least once before issuing a term sheet and a second time before closing. The focus of the direct lending strategy is on downside protection so the deal team and Direct Lending Investment Committee are expected to spend substantial time understanding and validating various downside scenarios, exit options and structural protections in each and every investment seeking to ensure adequate cushion.
Following the closing of an investment, one or several members of the deal team that originated the loan on behalf of the Fund are generally expected to manage the portfolio moving forward. As part of the portfolio management process, the investment professional seeks to assess liquidity needs daily or weekly, evaluate financial performance on a monthly basis for the majority of accounts (a minority may only report quarterly), scrutinize financial covenant calculations on a quarterly basis (if applicable) and maintain frequent dialogue with the company management and Sponsor regarding company performance, strategic initiatives, acquisitions or other business items.

TYPES OF INVESTMENTS AND RELATED RISKS
Investors should carefully consider the risk factors described below, before deciding on whether to make an investment in the Fund. The risks set out below are not the only risks the Fund faces. Additional risks and uncertainties not currently known to the Fund or that the Fund currently deems to be immaterial also may materially adversely affect the Fund’s business, financial condition and/or operating results. If any of the following events occur, the Fund’s business, financial condition and results of operations could be materially adversely affected. In such case, the NAV of the Fund’s Shares could decline, and investors may lose all or part of their investment.
Investors should be aware that in light of the current uncertainty, volatility and distress in economies, financial markets, and labor and health conditions over the world, the risks below are heightened significantly compared to normal conditions. The fact that a particular risk below is not specifically identified as being heightened under current conditions does not mean that the risk is not greater than under normal conditions.
Risks Relating to Investment Strategies, Fund Investments and the Fund’s Investment Program
Nature of the Fund’s Investments. The Fund has a very broad mandate with respect to the type and nature of investments in which it participates. While some of the loans in which the Fund will invest may be secured, the Fund may also invest in debt or equity securities that are either unsecured and subordinated to substantial amounts of senior indebtedness, or a significant portion of which may be unsecured. In such instances, the ability of the Fund to influence an issuer’s affairs, especially during periods of financial distress or following an insolvency is likely to be substantially less than that of senior creditors. For example, under terms of subordination agreements, senior creditors are typically able to block the acceleration of the debt or other exercises by the Fund of its rights as a creditor. Accordingly, the Fund may not be able to take the steps necessary to protect its investments in a timely manner or at all. In addition, the debt securities in which the Fund will invest may not be protected by financial covenants or limitations upon additional indebtedness, may have limited liquidity and may not be rated by a credit rating agency.
The borrowers of loans constituting the Fund’s assets may seek the protections afforded by bankruptcy, insolvency and other debtor relief laws. Bankruptcy proceedings are unpredictable as described further below in “Investments in Restructurings.” Additionally, the numerous risks inherent in the insolvency process create a potential risk of loss by the Fund of its entire investment in any particular investment. Insolvency laws may, in certain jurisdictions, result in a restructuring of the debt without the Fund’s consent under the “cramdown” provisions of applicable insolvency laws and may also result in a discharge of all or part of the debt without payment to the Fund.
Debt securities are also subject to other risks, including (i) the possible invalidation of an investment transaction as a “fraudulent conveyance,” (ii) the recovery of liens perfected or payments made on account of a debt in the period before an insolvency filing as a “preference,” (iii) equitable subordination claims by other creditors, (iv) so called “lender liability” claims by the issuer of the obligations (see “Risks Related to Investments in Loans”) and (v) environmental liabilities that may arise with respect to collateral securing the obligations. Additionally, adverse credit events with respect to any issuer, such as missed or delayed payment of interest and/or principal, bankruptcy, receivership, or distressed exchange, can significantly diminish the value of the Fund’s investment in any such company. The Fund’s investments may be subject to early redemption features, refinancing options, pre‑payment options or similar provisions which, in each case, could result in the issuer repaying the principal on an obligation held by the Fund earlier than expected. Accordingly, there can be no assurance that the Fund’s investment objective will be realized.
In addition, during periods of market disruption, borrowers of loans constituting the Fund’s assets may be more likely to seek to draw on unfunded commitments the Fund has made, and the Fund’s risk of being unable to fund such commitments is heightened during such periods.

Adverse Developments in the Debt Capital Markets. Recent market and economic conditions have been unprecedented and challenging. Continued concerns about the systemic impact of inflation, energy costs, the pandemic, geopolitical issues, the availability and cost of credit, sovereign debt levels, the mortgage market and a declining real estate market in the U.S. have contributed to increased market volatility and diminished expectations for the U.S. economy. The commercial real estate sector in particular has been negatively affected by these recent market and economic conditions. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment have contributed to volatility of unprecedented levels. The factors described above have led to an overall reduction in liquidity in the debt capital markets, including sources of liquidity that the Fund may wish to utilize. Such conditions could reduce the availability of leverage to the Fund, its investments, and potential purchasers of the Fund’s investments or make such leverage more expensive to obtain, thereby adversely affecting the performance of the Fund.
Market Risk. The success of the Fund’s activities will be affected by general economic and market conditions, such as interest rates, availability of credit, credit defaults, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation of the Fund’s investments), trade barriers, currency exchange controls, disease outbreaks, pandemics, and national and international political, environmental and socioeconomic circumstances (including wars, terrorist acts or security operations). In addition, the current U.S. political environment and the resulting uncertainties regarding actual and potential shifts in U.S. foreign investment, trade, taxation, economic, environmental and other policies under the current administration, as well as the impact of geopolitical tension, such as a deterioration in the bilateral relationship between the U.S. and China or the war between Russia and Ukraine, including any resulting sanctions, export controls or other restrictive actions that may be imposed by the U.S. and/or other countries against governmental or other entities in, for example, Russia, could lead to disruption, instability and volatility in the global markets. Unfavorable economic conditions also would be expected to increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us.
Economic sanctions may be, and have been, imposed against certain countries, organizations, companies, entities and/or individuals. Economic sanctions and other similar governmental actions or developments could, among other things, effectively restrict or eliminate the Fund’s ability to purchase or sell certain foreign securities or groups of foreign securities, and thus may make the Fund’s investments in such securities less liquid or more difficult to value. Such sanctions may also cause a decline in the value of securities issued by the sanctioned country or companies located in or economically tied to the sanctioned country. In addition, as a result of economic sanctions and other similar governmental actions or developments, the Fund may be forced to sell or otherwise dispose of foreign investments at inopportune times or prices.
As global systems, economies and financial markets are increasingly interconnected, events that once had only local impact are now more likely to have regional or even global effects. Events that occur in one country, region or financial market will, more frequently, adversely impact issuers in other countries, regions or markets. These impacts can be exacerbated by failures of governments and societies to adequately respond to an emerging event or threat. These types of events quickly and significantly impact markets in the U.S. and across the globe leading to extreme market volatility and disruption. The extent and nature of the impact on supply chains or economies and markets from these events is unknown, particularly if a health emergency or other similar event, such as the recent COVID‑19 outbreak, persists for an extended period of time. The value of the Fund’s investment may decrease as a result of such events, particularly if these events adversely impact the operations and effectiveness of the Adviser or key service providers or if these events disrupt systems and processes necessary or beneficial to the investment advisory or other activities on behalf the Fund.
The Fund’s investment strategy and the availability of opportunities satisfying the Fund’s risk-adjusted return parameters relies in part on observable trends and conditions in the financial markets and in some cases the improvement of such conditions. Trends and historical events do not imply, forecast or predict future events and, in any event, past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Adviser will prove correct and actual events and circumstances may vary significantly.

Many of the issuers in which the Fund will make investments may be susceptible to economic slowdowns or recessions and may be unable to repay the loans made to them during these periods. Therefore, non‑performing assets may increase and the value of the Fund’s portfolio may decrease during these periods as the Fund is required to record the investments at their current fair value. Adverse economic conditions also may decrease the value of collateral securing some of the Fund’s loans and the value of its equity investments. Economic slowdowns or recessions could lead to financial losses in the Fund’s portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase the Fund’s and the issuers’ funding costs, limit the Fund’s and the issuers’ access to the capital markets or result in a decision by lenders not to extend credit to the Fund or the issuers. These events could prevent the Fund from increasing investments and harm its operating results.
An issuer’s failure to satisfy financial or operating covenants imposed by the Fund or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its secured assets, which could trigger cross- defaults under other agreements and jeopardize the issuer’s ability to meet its obligations under the debt that the Fund holds. The Fund may incur additional expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer. In addition, if one of the issuers were to go bankrupt, depending on the facts and circumstances, a bankruptcy court might subordinate all or a portion of the Fund’s claim to that of other creditors.
The prices of financial instruments in which the Fund may invest can be highly volatile. General fluctuations in the market prices of securities may affect the value of the investments held by the Fund. Instability in the securities markets may also increase the risks inherent in the Fund’s investments.
Pandemics and Natural Disasters. Widespread disease, including the recent outbreak of COVID‑19 as well as other pandemics and epidemics, and natural or environmental disasters, such as earthquakes, droughts, fires, floods, hurricanes, tsunamis and climate-related phenomena generally, have been and can be highly disruptive to economies and markets, adversely impacting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of the Fund’s investments. Economies and financial markets throughout the world have become increasingly interconnected, which increases the likelihood that events or conditions in one region or country will adversely affect markets or issuers in other regions or countries, including the United States. Additionally, market disruptions may result in increased market volatility; regulatory trading halts; closure of domestic or foreign exchanges, markets or governments; or market participants operating pursuant to business continuity plans for indeterminate periods of time. Further, market disruptions can (i) prevent the Fund from executing advantageous investment decisions in a timely manner, (ii) negatively impact the Fund’s ability to achieve its investment objective, as well as the operations of the Fund and the Adviser, and (iii) may exacerbate the risks discussed elsewhere in this prospectus, including political, social and economic risks.
Credit Risk. Performance may be affected by the default or perceived credit impairment of the Fund’s investments and by general or sector specific credit spread widening. Credit risks associated with the Fund’s investments include (among others): (i) the possibility that earnings of the obligor may be insufficient to meet its debt service obligations; (ii) the obligor’s assets declining in value; and (iii) the declining creditworthiness, default and potential for insolvency of the obligor during periods of rising interest rates and economic downturn. An economic downturn and/or rising interest rates could severely disrupt the market for the investments and adversely affect the value of the Fund’s investments and the ability of the obligors thereof to repay principal and interest. In turn, this could have a material adverse effect on the performance of the Fund, and, by extension, the Fund’s business, financial condition, results of operations and the value of the Shares. In the event of a default by a borrower, the Fund will bear a risk of loss of principal and accrued interest on that investment. Any such investment may become defaulted for a variety of reasons, including non‑payment of principal or interest, as well as breaches of contractual covenants. A defaulted investment may become subject to workout negotiations or may be restructured by, for example, reducing the interest rate, a write-down of the principal, and/or changes to its terms and conditions. Any such process may be extensive and protracted over time, and therefore may result in substantial uncertainty with respect to the ultimate recovery on the defaulted investments. In addition, significant costs might be imposed on the lender, further affecting the value of the investment. The liquidity in such defaulted investment may also be limited and, where a defaulted investment is sold, it is unlikely that the proceeds from such sale will be equal to the amount of unpaid principal and interest owed on that investment. This would have a material adverse effect on the value of the Fund’s portfolio, and, by extension, the Fund’s business, financial condition, results of operations and the value of the Shares. In the case of secured loans, restructuring can be an expensive and lengthy process which could have a material negative effect on the Fund’s anticipated return on the restructured loan. By way of example, it would not be unusual for any costs of enforcement to be paid out in full before the repayment of interest and principal. This would substantially reduce the Fund’s anticipated return on the restructured loan.
Risks Related to Investments in Loans. The Fund may invest in loans, either through primary issuances or in secondary transactions, including potentially on a synthetic basis. The value of the Fund’s loans may be detrimentally affected to the extent a borrower defaults on its obligations. There can be no assurance that the value assigned by the Adviser to collateralize an underlying loan can be realized upon liquidation, nor can there be any assurance that any such collateral will retain its value. Furthermore, circumstances could arise (such as in the bankruptcy of a borrower) that could cause the Fund’s security interest in the loan’s collateral to be invalidated. Also, much of the collateral will be subject to restrictions on transfer intended to satisfy securities regulations, which will limit the number of potential purchasers if the Fund intends to liquidate such collateral. The amount realizable with respect to a loan may be detrimentally affected if a guarantor, if any, fails to meet its obligations under a guarantee. Finally, there may be a monetary, as well as a time cost involved in collecting on defaulted loans and, if applicable, taking possession of various types of collateral.
The portfolio may include first lien senior secured, second and third lien loans and any other loans.
Covenant-Lite Loans. Although the Fund generally expects the transaction documentation of some portion of the Fund’s investments to include covenants and other structural protections, a portion of the Fund’s investments may be composed of so‑called “covenant-lite loans.” Generally, covenant-lite loans either do not have certain maintenance covenants that would require the issuer to maintain debt service or other financial ratios or do not contain common restrictions on the ability of the issuer to change significantly its operations or to enter into other significant transactions that could affect its ability to repay such loans. Ownership of covenant-lite loans may expose the Fund to different risks, including with respect to liquidity, price volatility and ability to restructure loans, than is the case with loans that have financial maintenance covenants. As a result, the Fund’s exposure to losses may be increased, which could result in an adverse impact on the issuer’s ability to comply with its obligations under the loan.
First Lien Senior Secured Loans. It is expected that when the Fund makes a senior secured term loan investment in an issuer, it will generally take a security interest in substantially all of the available assets of the issuer, including the equity interests of its domestic subsidiaries, which the Fund expects to help mitigate the risk that it will not be repaid. However, there is a risk that the collateral securing the Fund’s loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the issuer to raise additional capital, and, in some circumstances, the Fund’s lien could be subordinated to claims of other creditors. In addition, deterioration in an issuer’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that the Fund will receive principal and interest payments according to the loan’s terms, or at all, or that it will be able to collect on the loan should it be forced to enforce its remedies.
Second Lien Senior Secured Loans and Junior Debt investments. Second and third lien loans are subject to the same investment risks generally applicable to senior loans described above. The Fund’s second lien senior secured loans will be subordinated to first lien loans and the Fund’s junior debt investments, such as mezzanine loans, generally will be subordinated to both first lien and second lien loans and have junior security interests or may be unsecured. As such, to the extent the Fund holds second lien senior secured loans and junior debt investments, holders of first lien loans may be repaid before the Fund in the event of a bankruptcy or other insolvency proceeding. Therefore second and third lien loans are subject to additional risk that the cash flow of the related obligor and the property securing the second or third lien loan may be insufficient to repay the scheduled payments to the lender after giving effect to any senior secured obligations of the related obligor. This may result in an above average amount of risk and loss of principal. Second and third lien loans are also expected to be more illiquid than senior loans.
Unsecured Loans. Unsecured loans are subject to the same investment risks generally applicable to loans described above but are subject to additional risk that the assets and cash flow of the related obligor may be insufficient to repay the scheduled payments to the lender after giving effect to any secured obligations of the obligor. Unsecured loans will be subject to certain additional risks to the extent that such loans may not be protected and such loans are not secured by collateral, financial covenants or limitations upon additional indebtedness. Unsecured loans are also expected to be a more illiquid investment than senior loans for this reason.
Other Risks Related to Loans. Under the agreements governing most syndicated loans, should a holder of an interest in a syndicated loan wish to call a default or exercise remedies against a borrower, it could not do so without the agreement of at least a majority of the other lenders. Actions could also be taken by a majority of the other lenders, or in some cases, a single agent bank, without the consent of all lenders. Each lender would nevertheless be liable to indemnify the agent bank for its ratable share of expenses or other liabilities incurred in such connection and, generally, with respect to the administration and any renegotiation or enforcement of the syndicated loans. Moreover, an assignee or participant in a loan may not be entitled to certain gross‑up payments in respect of withholding taxes and other indemnities that otherwise might be available to the original holder of the loan.
Furthermore, the Adviser may invest a portion of the Fund’s assets in bank loans and participations. The special risks associated with these obligations include (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws, (ii) adverse consequences resulting from participating in such instruments with other institutions with lower credit quality and (iii) limitations on the ability of the Fund or the Adviser to directly enforce its rights with respect to participations. The Adviser will seek to balance the magnitude of these and other risks identified by it against the potential investment gain prior to entering into each such investment. Successful claims by third parties arising from these and other risks, absent bad faith, may be borne by the Fund. Bank loans are frequently traded on the basis of standardized documentation which is used in order to facilitate trading and market liquidity. There can be no assurance, however, that future levels of supply and demand in bank loan trading will provide an adequate degree of liquidity or that the current level of liquidity will continue or that the same documentation will be used in the future. The settlement of trading in bank loans often requires the involvement of third parties, such as administrative or syndication agents, and there presently is no central clearinghouse or authority which monitors or facilitates the trading or settlement of all bank loan trades. Often, settlement may be delayed based on the actions of any third party or counterparty, and adverse price movements may occur in the time between trade and settlement, which could result in adverse consequences for the Fund.
In recent years, a number of judicial decisions in the United States have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories (collectively termed “lender liability”). Generally, lender liability is founded upon the premise that an institutional lender has violated a duty (whether implied or contractual) of good faith and fair dealing owed to a borrower or has assumed a degree of control over the borrower resulting in a creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of certain of the Fund’s investments, the Fund could be subject to allegations of lender liability.

The Fund may acquire interests in bank loans either directly (by way of sale or assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a contracting party under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution. Participation interests in a portion of a debt obligation typically result in a contractual relationship only with the institution participating out the interest and not with the borrower. In purchasing participations, the Fund typically will not have the right to vote on matters requiring a vote of holders of the underlying debt and may have no right to enforce compliance by the borrower with the terms of the loan agreement, or any rights of set‑off against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, if the Fund were to hold a participation, it would assume the credit risk of both the borrower and the institution selling the participation to the Fund. In certain circumstances, investing in the form of participation may be the most advantageous or only route for the Fund to make or hold any such investment, including in light of limitations relating to local laws or the willingness of administrative agents or borrowers to allow the Fund to become a direct lender.
Finally, loans may become non‑performing for a variety of reasons. Non‑performing debt obligations may require substantial workout negotiations, restructuring or bankruptcy filings that may entail a substantial reduction in the interest rate, deferral of payments and/or a substantial write-down of the principal of a loan or conversion of some or all of the debt to equity. Additional costs associated with these activities may reduce returns.
Unitranche Loans. Unitranche loans provide leverage levels comparable to a combination of first lien and second lien or subordinated loans. From the perspective of a lender, in addition to making a single loan, a unitranche loan may allow the lender to choose to participate in the “first out” tranche, which will generally receive priority with respect to payments of principal, interest and any other amounts due, or to choose to participate only in the “last out” tranche, which is generally paid after the first out tranche is paid. The Fund intends to participate in “first out” and “last out” tranches of unitranche loans and make single unitranche loans.
Investment in Private and Middle Market Investments. The Fund will make investments in private and middle market companies, which involve a number of significant risks. Generally, little public information exists about these companies, and the Fund relies on the ability of the Adviser’s investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If the Adviser is unable to uncover all material information about these companies, it may not make a fully informed investment decision, and the Fund may lose money on the Fund’s investments. Middle market companies generally have less predictable operating results and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. Middle market companies may have limited financial resources, may have difficulty accessing the capital markets to meet future capital needs and may be unable to meet their obligations under their debt securities that the Fund holds, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund’s realizing any guarantees the Fund may have obtained in connection with the Fund’s investment. In addition, such companies typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. Additionally, middle market companies are more likely to depend on the management talents and efforts of a small group of persons. Therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the Fund’s investment and, in turn, on the Fund. Middle market companies also may be parties to litigation and may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence. In addition, the Fund’s officers, Trustees and the Adviser may, in the ordinary course of business, be named as defendants in litigation arising from the Fund’s investments.
Investments in Less Established Companies. The Fund may invest a portion of its assets in the securities of less established companies. Certain of the investments may be in businesses with little or no operating history.

Investments in such early-stage growth companies may involve greater risks than are generally associated with investments in more established companies. To the extent there is any public market for the securities held by the Fund, such securities may be subject to more abrupt and erratic market price movements than those of larger, more established companies. Less established companies tend to have lower capitalizations and fewer resources and are, therefore, often more vulnerable to financial failure. Such companies also may have shorter operating histories on which to judge future performance and in many cases, if operating, will have negative cash flow. There can be no assurance that any such losses will be offset by gains (if any) realized on the Fund’s other investments. In addition, less mature companies could be deemed to be more susceptible to irregular accounting or other fraudulent practices. In the event of fraud by any company in which the Fund invests, the Fund may suffer a partial or total loss of capital invested in that company.
The Fund may invest in issuers that: (i) have little or no operating history, (ii) offer services or products that are not yet ready to be marketed, (iii) are operating at a loss or have significant fluctuations in operating results, (iv) are engaged in a rapidly changing business or (v) need substantial additional capital to set up internal infrastructure, hire management and personnel, support expansion or achieve or maintain a competitive position. Such issuers may face intense competition, including competition from companies with greater financial resources, more extensive capabilities and a larger number of qualified managerial and technical personnel.
High Yield Securities. The Fund may make investments in “high yield” debt and preferred securities which are rated lower than investment grade by the various credit rating agencies (or in comparable non‑rated securities as determined by the Adviser). Securities that are rated lower than investment grade are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. The market for lower-rated securities is thinner and less active than that for higher-rated securities, which can adversely affect the prices at which these securities can be sold. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower-rated securities.
The Fund may invest in debt of issuers that have defaulted or are anticipated to default. Issuers in this situation frequently resort to bankruptcy and other litigation to effect debt restructuring on attractive terms. Such actions may require the Fund to spend material amounts on legal and other litigation costs. During such litigation the Fund may not be able to affect the operation and management of the real estate collateral, and its value may suffer as a result of loss of tenants, failure to make capital improvements or undertake required maintenance. Bankruptcy and other insolvency proceedings are highly complex and may result in undesirable outcomes, such as the return of payments characterized as a “preference,” the invalidation of debt as a result of a deemed fraudulent conveyance and the recharacterization or equitable subordination of debt. There can be no assurance that the Fund will obtain favorable results in bankruptcy or insolvency proceedings.
Securities that are rated Ba1 or lower by Moody’s, or BB+ or lower by S&P or Fitch are often referred to in the financial press as “junk bonds” and may include securities of issuers in default. “Junk bonds” are considered by the rating agencies to be predominately speculative and may involve major risk exposures such as: (i) vulnerability to economic downturns and changes in interest rates; (ii) sensitivity to adverse economic changes and corporate developments; (iii) redemption or call provisions which may be exercised at inopportune times; and (iv) difficulty in accurately valuing or disposing of such securities.
Lower-Quality Debt Securities. Lower-quality debt securities include all types of debt instruments that have poor protection with respect to the payment of interest and repayment of principal, or may be in default. These securities are often considered to be speculative and involve greater risk of loss or price changes due to changes in the issuer’s capacity to pay. The market prices of lower-quality debt securities may fluctuate more than those of higher-quality debt securities and may decline significantly in periods of general economic difficulty, which may follow periods of rising interest rates.
The market for lower-quality debt securities may be thinner and less active than that for higher-quality debt securities, which can adversely affect the prices at which the former are sold. Adverse publicity and changing investor perceptions may affect the liquidity of lower-quality debt securities and the ability of outside pricing services to value lower-quality debt securities.
Because the risk of default is higher for lower-quality debt securities, research and credit analysis are an especially important part of managing securities of this type. Such analysis may focus on relative values based on factors such as interest or dividend coverage, asset coverage, earnings prospects, and the experience and managerial strength of the issuer, in an attempt to identify those issuers of high-yielding securities whose financial condition is adequate to meet future obligations, has improved, or is expected to improve in the future.
Distressed and Highly Leveraged Companies. The Fund may make investments in restructurings that involve, or otherwise invest in the debt securities of, investments that are experiencing, or are expected to experience, severe financial difficulties. These severe financial difficulties may never be overcome and may cause such investments to become subject to bankruptcy proceedings. As such, these investments could subject the Fund to certain additional potential liabilities that may exceed the value of the Fund’s original investment. Under certain circumstances, payments to the Fund may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, a preferential payment or a similar transaction under the applicable bankruptcy and insolvency laws. In addition, under certain circumstances, a lender that has inappropriately exercised control of the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions.
The Fund may also invest in highly leveraged companies. Investment in leveraged companies involves a number of significant risks. Leveraged companies in which the Fund invests may have limited financial resources and may be unable to meet their obligations under their debt securities that the Fund holds. Such developments may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund’s realizing any guarantees that the Fund may have obtained in connection with the Fund’s investment. Smaller leveraged companies also may have less predictable operating results and may require substantial additional capital to support their operations, finance their expansion or maintain their competitive position.
Investments in Special Situations. The Fund’s investments may involve investments in ‘event-driven’ special situations such as recapitalizations, spinoffs, corporate and financial restructurings, litigation or other liability impairments, turnarounds, management changes, consolidating industries and other catalyst-oriented situations. Investments in such securities are often difficult to analyze, have limited trading histories and have limited in‑depth research coverage and, therefore, may present an increased risk of loss to the Fund.
Mezzanine Investments. Most of the Fund’s mezzanine investments (if any) are expected to be unsecured and made in companies whose capital structures have significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the issuer’s assets, some or all of such terms may not be part of particular investments. Moreover, the ability of the Fund to influence an issuer’s affairs, especially during periods of financial distress or following an insolvency, is likely to be substantially less than that of senior creditors. Mezzanine investments generally are subject to various risks, including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance”; (ii) the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so‑called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to collateral securing the obligations.

Investments in Corporate Debt and Other Fixed Income Securities. The Fund may invest in bonds or other fixed income securities, including, without limitation, bonds, notes and debentures issued by corporations, limited partnerships and other similar entities. The Fund may also invest in debt securities issued or guaranteed by the U.S. or foreign government or one of its agencies or instrumentalities, commercial paper, and “higher yielding” (and, therefore, higher risk) debt securities of the former categories. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk). A major economic recession could disrupt severely the market for such securities and may have an adverse impact on the value of such securities. In addition, any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities.
Floating Interest Rates and Floating Rate Loans. The rate of interest payable on floating rate loans is the sum of a base lending rate plus a specified spread. Base lending rates are generally London Interbank Offered Rate (“LIBOR”), the Certificate of Deposit rate of a designated U.S. bank (“CD Rate”), the Prime Rate of a designated U.S. bank, the Federal Funds Rate or another base lending rate used by commercial lenders. A borrower usually has the right to select the base lending rate and to change the base lending rate at specified intervals. The applicable spread may be fixed at time of issuance or may adjust upward or downward to reflect changes in credit quality of the borrower. The interest rate payable on some floating rate loans may be subject to an upper limit (“cap”) or lower (“floor”). See “Risks Associated with Changes in LIBOR.”
The interest rate on LIBOR-based and CD Rate-based floating rate loans is reset periodically at intervals ranging from 30 to 180 days, while the interest rate on Prime Rate- or Federal Funds Rate-based floating rate loans floats daily as those rates change. Investment in floating rate loans with longer interest rate reset periods can increase fluctuations in the floating rate loans’ values when interest rates change.
The yield on a floating rate loan will primarily depend on the terms of the underlying floating rate loan and the base lending rate chosen by the borrower. The relationship between LIBOR, the CD Rate, the Prime Rate and the Federal Funds Rate will vary as market conditions change.
All floating rate loans involve certain risks, including:

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Floating Rate Loan Trading. Floating rate loans are generally subject to legal or contractual restrictions on resale. Floating rate loans are not currently listed on any securities exchange or automatic quotation system. As a result, no active market may exist for some floating rate loans, and to the extent a secondary market exists for other floating rate loans, such market may be subject to irregular trading activity, wide bid/ask spreads, and extended trade settlement periods.

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Agents. Floating rate loans typically are originated, negotiated, and structured by a bank, insurance company, finance company, or other financial institution (the “agent”) for a lending syndicate of financial institutions. The borrower and the lender or lending syndicate enter into a loan agreement. In addition, an institution (typically, but not always, the agent) holds any collateral on behalf of the lenders.

In a typical floating rate loan, the agent administers the terms of the loan agreement and is responsible for the collection of principal and interest and fee payments from the borrower and the apportionment of these payments to all lenders that are parties to the loan agreement. Purchasers will rely on the agent to use appropriate creditor remedies against the borrower. Typically, under loan agreements, the agent is given broad discretion in monitoring the borrower’s performance and is obligated to use the same care it would use in the management of its own property. Upon an event of default, the agent typically will enforce the loan agreement after instruction from the lenders. The borrower compensates the agent for these services. This compensation may include special fees paid on structuring and funding the floating rate loan and other fees paid on a continuing basis. The typical practice of an agent or a lender in relying exclusively or primarily on reports from the borrower may involve a risk of fraud by the borrower.
If an agent becomes insolvent, or has a receiver, conservator or similar official appointed for it by the appropriate bank or other regulatory authority, or becomes a debtor in a bankruptcy proceeding, the agent’s appointment may be terminated, and a successor agent would be appointed. If an appropriate regulator or court determines that assets held by the agent for the benefit of the purchasers of floating rate loans are subject to the claims of the agent’s general or secured creditors, the purchasers might incur certain costs and delays in realizing payment on a floating rate loan or suffer a loss of principal and/or interest. Furthermore, in the event of the borrower’s bankruptcy or insolvency, the borrower’s obligation to repay a floating rate loan may be subject to certain defenses that the borrower can assert as a result of improper conduct by the agent.

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Maturity. Floating rate loans typically will have a stated term of five to nine years. However, because floating rate loans are frequently prepaid, their average maturity is expected to be two to three years. The degree to which borrowers prepay floating rate loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the borrower’s financial condition, and competitive conditions among lenders. Prepayments cannot be predicted with accuracy. Prepayments of principal to the purchaser of a floating rate loan may result in the principal being reinvested in floating rate loans with lower yields.

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Supply of Floating Rate Loans. The supply of floating rate loans may be limited from time to time due to a lack of sellers in the market for existing floating rate loans or the number of new floating rate loans currently being issued. As a result, the floating rate loans available for purchase may be lower quality or higher priced.

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Restrictive Covenants. A borrower must comply with various restrictive covenants contained in the loan agreement. In addition to requiring the scheduled payment of interest and principal, these covenants may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the borrower to maintain specific financial ratios, and limits on total debt. The loan agreement may also contain a covenant requiring the borrower to prepay the floating rate loan with any free cash flow. A breach of a covenant that is not waived by the agent (or by the lenders directly) is normally an event of default, which provides the agent or the lenders the right to call the outstanding floating rate loan.

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Fees. Purchasers of floating rate loans may receive and/or pay certain fees. These fees are in addition to interest payments received and may include facility fees, commitment fees, commissions, and prepayment penalty fees. When a purchaser buys a floating rate loan, it may receive a facility fee; and when it sells a floating rate loan, it may pay a facility fee. A purchaser may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a floating rate loan or a prepayment penalty fee on the prepayment of a floating rate loan. A purchaser may also receive other fees, including covenant waiver fees and covenant modification fees.

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Other Types of Floating Rate Debt Securities. Floating rate debt securities include other forms of indebtedness of borrowers such as notes and bonds, securities with fixed rate interest payments in conjunction with a right to receive floating rate interest payments, and shares of other investment companies. These instruments are generally subject to the same risks as floating rate loans but are often more widely issued and traded.

Collateral Risk. The collateral and security arrangements in relation to such secured obligations as the Fund may invest in will be subject to such security or collateral having been correctly created and perfected and any applicable legal or regulatory requirements which may restrict the giving of collateral or security by an obligor, such as, for example, thin capitalization, over-indebtedness, financial assistance and corporate benefit requirements. If the Fund’s investments do not benefit from the expected collateral or security arrangements, this may adversely affect the value of or, in the event of default, the recovery of principal or interest from such investment. Accordingly, any such failure to properly create or perfect collateral and security interests attaching to the Fund’s investments could have a material adverse effect on the performance of the Fund, and, by extension, the Fund’s business, financial condition, results of operations and the value of the Interests.
A component of the Adviser’s analysis of the desirability of making a given investment relates to the estimated residual or recovery value of such investment in the event of the insolvency of the obligor. This residual or recovery value will be driven primarily by the value of the anticipated future cash flows of the obligor’s business and by the value of any underlying assets constituting the collateral for such investment. The anticipated future cash flows of the obligor’s business and the value of collateral can, however, be extremely difficult to predict as in certain circumstances market quotations and third-party pricing information may not be available. If the recovery value of the collateral associated with the Fund’s investments decreases or is materially worse than expected by the Fund, such a decrease or deficiency may affect the value of the Fund’s investments. Accordingly, there may be a material adverse effect on the performance of the Fund, and financial condition, results of operations and the value of the Interests.
Collateralized Loan Obligations. In the case of most CLOs, the structured finance securities are issued in multiple tranches, offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their degree of risk. If there are defaults or the relevant collateral otherwise underperforms, scheduled payments to senior tranches of such securities take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches have a priority in right of payment to subordinated/equity tranches.
In light of the above, CLOs may therefore present risks similar to those of other types of debt obligations and, in fact, such risks may be of greater significance in the case of CLOs depending upon the Fund’s ranking in the capital structure. In certain cases, losses may equal the total amount of the Fund’s principal investment. Investments in structured vehicles, including equity and junior debt securities issued by CLOs, involve risks, including credit risk and market risk. Changes in interest rates and credit quality may cause significant price fluctuations.
In addition to the general risks associated with investing in debt securities, CLO securities carry additional risks, including: (1) the possibility that distributions from collateral assets will not be adequate to make interest or other payments; (2) the quality of the collateral may decline in value or default; (3) investments in CLO equity and junior debt tranches will likely be subordinate in right of payment to other senior classes of CLO debt; and (4) the complex structure of a particular security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results. Additionally, changes in the collateral held by a CLO may cause payments on the instruments held by the Fund to be reduced, either temporarily or permanently. CLOs also may be subject to prepayment risk. Further, the performance of a CLO may be adversely affected by a variety of factors, including the security’s priority in the capital structure of the issuer thereof, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets. There are also the risks that the trustee of a CLO does not properly carry out its duties to the CLO, potentially resulting in loss to the CLO. In addition, the complex structure of the security may produce unexpected investment results, especially during times of market stress or volatility.
Investing in securities of CLOs involves the possibility of investments being subject to potential losses arising from material misrepresentation or omission on the part of borrowers whose loans make up the assets of such entities. Such inaccuracy or incompleteness may adversely affect the valuation of the receivables or may adversely affect the ability of the relevant entity to perfect or effectuate a lien on the collateral securing its assets. The CLOs in which the Fund invests will rely upon the accuracy and completeness of representations made by the underlying borrowers to the extent reasonable, but cannot guarantee such accuracy or completeness. The quality of the Fund’s investments in CLOs is subject to the accuracy of representations made by the underlying borrowers. In addition, the Fund is subject to the risk that the systems used by the originators of CLOs to control for accuracy are defective. Under certain circumstances, payments to the Fund may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment.
To the extent underlying default rates with respect to the securities in which the Fund invests occur or otherwise increase, the performance of the Fund’s investments may be adversely affected. The rate of defaults and losses on debt instruments will be affected by a number of factors, including global, regional and local economic conditions in the area where the borrower operates, the financial circumstances of the borrower as well as the general market conditions. A decline in global markets (or any particular sub‑market thereof) may result in higher delinquencies and/or defaults as borrowers may not be able to repay or refinance their outstanding debt obligations when due for a variety of reasons, which may adversely affect the performance of the Fund’s investments.
CLOs typically will have no significant assets other than the assets underlying such CLOs, including, but not limited to, secured loans, leveraged loans, project finance loans, unsecured loans, cash collateralized letters of credit and other asset-backed obligations, and/or instruments (each of which may be listed or unlisted and in bearer or registered form) that serve as collateral. Payments on the CLO securities are and will be payable solely from the cash flows from the collateral, net of all management fees and other expenses.
The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in its payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could materially and adversely affect the Fund’s returns.
Issuers may be subject to management, administration and incentive or performance fees. Payment of such additional fees will adversely impact on the returns achieved by the Fund.
The Fund may hold securities that are in a first loss or subordinated position with respect to realized losses on the collateral of its issuers. The leveraged nature of CLOs, in particular, magnifies the adverse impact of loan defaults. CLO investments represent a leveraged investment with respect to the underlying loans. Therefore, changes in the market value of the CLO investments could be greater than the change in the market value of the underlying loans, which are subject to credit, liquidity and interest rate risk.
The Fund’s investments and the assets that collateralize them may prepay more quickly than expected and have an impact on the value of the Fund. Prepayment rates are influenced by changes in interest rates and a variety of factors beyond the Fund’s control and consequently cannot be accurately predicted. Early prepayments give rise to increased re‑investment risk, as the Fund or a CLO collateral manager might realize excess cash from prepayments earlier than expected. If the Fund or a CLO collateral manager is unable to reinvest such cash in a new investment with an expected rate of return at least equal to that of the investment repaid, this may reduce net income and the fair value of that asset.
The Fund is expected to rely on CLO collateral managers to administer and review the portfolios of collateral they manage. The actions of the CLO collateral managers may significantly affect the return on investments. The ability of each CLO collateral manager to identify and report on issues affecting its securitization portfolio on a timely basis could also affect the return on investments, as the Fund may not be provided with information on a timely basis in order to take appropriate measures to manage its risks. The Fund is also expected to rely on CLO collateral managers to act in the best interests of a CLO it manages. If any CLO collateral manager were to act in a manner that was not in the best interest of the CLOs (e.g., gross negligence, with reckless disregard or in bad faith), this could adversely impact the overall performance of investments.

There could in the future be circumstances when uncertainty exists with respect to the roles of certain parties in respect of the Fund’s issuers. Various issues may arise for which there may not be a clear answer in the transaction documents of such issuers, such as, for example only, whether the trustee is obligated to actively search for breaches of representations and warranties, whether holders of the issuer should be allowed access to all deal documents and whether principal forgiveness should be treated as a realized loss. The manner in which these open issues are resolved, specifically those which impact the receipt and allocation of underlying cash flows and losses, could adversely impact the Fund’s current and future investments in issuers.
The failure of servicers to effectively service the loans underlying certain of the investments in the Fund would materially and adversely affect the Fund. Most securitizations of loans require a servicer to manage collections on each of the underlying loans. Both default frequency and default severity of loans may depend upon the quality of the servicer. If servicers are not vigilant in encouraging borrowers to make their monthly payments, the borrowers may be far less likely to make these payments, which could result in a higher frequency of default. If servicers take longer to liquidate non‑performing assets, loss severities may tend to be higher than originally anticipated. The failure of servicers to effectively service the receivables underlying certain assets in the Fund’s investments could negatively impact the value of its investments and its performance. Servicer quality is of prime importance in the default performance of certain personal loans. Servicers may go out of business which would require a transfer of servicing to another servicer. Such transfers take time and loans may become delinquent because of confusion or lack of attention. Servicers may be required to advance interest on delinquent loans to the extent the servicer deems those advances recoverable. In the event the servicer does not advance, interest may be interrupted even on more senior securities. Servicers may also advance more than is in fact recoverable once a defaulted loan is disposed, and the loss to the trust may be greater than the outstanding principal balance of that loan (greater than 100% loss severity). For securitizations with corporate loans, the collateral manager’s role in reinvestment of principal amortization in performing credits and with respect to loans that default, as well as its ability to actively manage the portfolio through trading, will have a significant impact on the value of the underlying collateral and the performance of its securitization. If the collateral manager reinvests proceeds into loans which then default, does not sell loans before such loans default close to the original purchase price or does not effectively contribute to a restructuring process to maximize value of the loan the securitization owns, the collateral manager could materially and adversely impact the Fund’s investments.
The Fund’s investment strategy with respect to certain investments (or types of investments) may be based, in part, upon the premise that interests in issuers and/or an issuer’s underlying collateral that are otherwise performing may from time to time be available for participation by the Fund at “discounted” rates or at “undervalued” prices. Purchasing debt instruments and/or other interests at what may appear to be “undervalued” or “discounted” levels is no guarantee that these investments will generate attractive risk-adjusted returns to the Fund or will not be subject to further reductions in value. For reasons not necessarily attributable to any of the risks set forth herein (for example, supply/demand imbalances or other market forces), the prices of the debt instruments and other securities in which the Fund invests may decline substantially. In particular, purchasing debt instruments or other assets at what may appear to be “undervalued” or “discounted” levels is no guarantee that these assets will not be trading at even lower levels at a time of valuation or at the time of sale. It may not be possible to predict such “spread widening” risk. Additionally, the perceived discount in pricing from previous environments described herein may still not reflect the true value of the collateral assets underlying debt instruments in which the Fund invests.
The fair value of investments may be significantly affected by changes in interest rates. Investments in senior-secured loans through CLOs are sensitive to interest rate levels and volatility. Although CLOs are generally structured to mitigate the risk of interest rate mismatch, there may be some difference between the timing of interest rate resets on the assets and liabilities of a CLO. Such a mismatch in timing could have a negative effect on the amount of funds distributed to CLO investors. In addition, CLOs may not be able to enter into hedge agreements, even if it may otherwise be in the best interests of the CLO to hedge such interest rate risk. Furthermore, in the event of a significant rising interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses that may adversely affect the Fund’s cash flow, fair value of its assets and operating results.
As of the date of this prospectus, interest rate levels are currently impacted by extraordinarily accommodative monetary policy initiatives the effect of which is impossible to predict with certainty.
The senior-secured loans underlying CLOs typically have floating interest rates. A rising interest rate environment may increase loan defaults, resulting in losses for the CLOs and the Fund. Further, a general rise in interest rates will increase the financing costs of the CLOs. However, since many of the senior secured loans within these CLOs have LIBOR floors, there may not be corresponding increases in investment income constraining distributions to investors in these CLOs. CLOs typically obtain financing at a floating rate based on LIBOR. See “Risks Associated with Changes in LIBOR.”
CLOs are typically actively managed by an investment manager, and as a result the interests therein are traded, subject to credit rating agency and other constraints, by such investment manager. The aggregate return on the CLO equity securities will depend in part upon the ability of each investment manager to actively manage the issuer’s portfolio of assets. Additionally, CLOs may be negatively impacted by rating agency actions, and if the securities issued by, or the portfolio securities of, a CLO are downgraded, the Fund’s investment may decline in value. It is possible that an affiliate of the Fund may participate (in certain instances) in the review and approval of the initial collateral selection of the Fund’s issuers as well as any collateral additions to the portfolio. In times of market stress, valuation of CLO securities may reflect wide bid‑ask spreads from numerous valuation sources and be subject to good faith valuations. However, the exercise of control over an issuer could expose the assets of the Fund to claims by such issuer, its investors and its creditors. While the Adviser intends to manage the Fund in a manner that will minimize the exposure of these risks, the possibility of successful claims cannot be precluded.
Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the target initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions on the CLO equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.
Interest Rate Risk. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond the ability of the Fund to control or to forecast. Debt securities have varying levels of sensitivity to changes in interest rates. When the Fund chooses to borrow money to make investments, the Fund’s net investment income will depend, in part, upon the difference between the rate at which the Fund borrows funds and the rate at which the Fund invest those funds. As a result, the Fund can offer no assurance that a significant change in market interest rates would not have a material adverse effect on its net investment income in the event the Fund uses debt to finance its investments. In periods of rising interest rates, the Fund’s cost of funds would increase, which could reduce its net investment income. The Fund may use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. In addition, a rise in the general level of interest rates typically leads to higher interest rates applicable to the Fund’s debt investments.
Inflation Risk. Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of investments and distributions can decline. In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders.

Real Estate Investments Risk. The Fund may invest a portion of its assets in securities and Credit Instruments of companies in the real estate industry, which has historically experienced substantial price volatility. The value of companies engaged in the real estate industry is affected by (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing; and (ix) changes in interest rates and leverage. In addition, the availability of attractive financing and refinancing typically plays a critical role in the success of real estate investments. As a result, such investments are subject to credit risk because borrowers may be delinquent in payment or default. Borrower delinquency and default rates may be significantly higher than estimated. The Adviser’s assessment, or a rating agency’s assessment, of borrower credit quality may prove to be overly optimistic. The value of securities in this industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.
Mortgage loans purchased by the Fund or to which the Fund is indirectly exposed (including, without limitation, through commercial mortgage-backed securities) will be secured by various income-producing commercial and multifamily properties and are subject to risks which could adversely affect the value of and return on the Fund’s portfolio. The repayment of a commercial or multifamily loan is typically dependent upon the ability of the related mortgaged property to produce cash flow through the collection of rents. Even the liquidation value of a commercial property is determined, in substantial part, by the capitalization of the property’s ability to produce cash flow. However, net operating income can be volatile and may be insufficient to cover debt service on the loan at any given time.
The net operating incomes and property values of the mortgaged properties may be adversely affected by a large number of factors. Some of these factors relate to the properties themselves, including, but not limited to: the age, design and construction quality of the properties; perceptions regarding the safety, convenience and attractiveness of the properties, including perceptions as to crime, risk of terrorism or other factors; the characteristics and desirability of the area where the property is located; the strength and nature of the local economy, including labor costs and quality, tax environment and quality of life for employees; the proximity and attractiveness of competing properties; the adequacy of the property’s management and maintenance; increases in interest rates, real estate taxes and operating expenses at the property and in relation to competing properties; an increase in the capital expenditures needed to maintain the properties or make improvements; the dependence upon a single tenant or concentration of tenants in a particular business or industry; a decline in the businesses operated by tenants or in their financial condition; an increase in vacancy rates; and a decline in rental rates as leases are renewed or entered into with new tenants.
Other factors that could adversely affect net operating incomes and property values of the mortgaged properties are more general in nature, such as: national or regional economic conditions, including plant closings, military base closings, industry slowdowns, oil and/or gas drilling facility slowdowns or closings and unemployment rates; local real estate conditions, such as an oversupply of competing properties, retail space, office space, multifamily housing or hotel capacity; demographic factors; consumer confidence; consumer tastes and preferences; political factors; environmental factors; seismic activity risk; retroactive changes in building codes; changes or continued weakness in specific industry segments; location of certain mortgaged properties in less densely populated or less affluent areas; and the public perception of safety for customers and clients. The volatility of net operating income will be influenced by many of the foregoing factors, as well as by: the length of tenant leases (including that in certain cases, all or substantially all of the tenants, or one or more sole, anchor or other major tenants, at a particular mortgaged property may have leases that expire or permit the tenant(s) to terminate its lease during the term of the loan); the quality and creditworthiness of tenants; tenant defaults; in the case of rental properties, the rate at which new rentals occur; and the property’s “operating leverage”, which is generally the percentage of total property expenses in relation to revenue, the ratio of fixed operating expenses to those that vary with revenues, and the level of capital expenditures required to maintain the property and to retain or replace tenants. A decline in the real estate market or in the financial condition of a major tenant will tend to have a more immediate effect on the net operating income of properties with relatively higher operating leverage or short term revenue sources, such as short-term or month‑to‑month leases, and may lead to higher rates of delinquency or defaults.
Legislative, regulatory and enforcement actions seeking to prevent or restrict foreclosures or providing forbearance relief to borrowers of residential mortgage loans may adversely affect the value of certain mortgage loan investments. Legislative or regulatory initiatives by federal, state or local legislative bodies or administrative agencies, if enacted or adopted, could delay foreclosure or the exercise of other remedies, provide new defenses to foreclosure, or otherwise impair the ability of the loan servicer to foreclose or realize on a defaulted mortgage loan. While the nature or extent of limitations on foreclosure or exercise of other remedies that may be enacted cannot be predicted, any such governmental actions that interfere with the foreclosure process or are designed to protect customers could increase the costs of such foreclosures or exercise of other remedies in respect of mortgage loans, delay the timing or reduce the amount of recoveries on defaulted mortgage loans held by the Fund, and consequently, could adversely impact the yields and distributions the Fund may receive in respect of its ownership of mortgage loans.
Investments in Commercial Mortgage-Backed Securities. The Fund may invest in commercial mortgage-backed securities (“CMBS”) issued or guaranteed by the U.S. government, its agencies or instrumentalities, or private issuers such as banks, insurance companies, and savings and loans. Some of these securities, such as Government National Mortgage Association (“GNMA”) certificates, are backed by the full faith and credit of the U.S. Treasury while others, such as Federal Home Loan Mortgage Corporation (“Freddie Mac”) certificates, are not.
CMBS represent interests in a pool of mortgages. Principal and interest payments made on the mortgages in the underlying mortgage pool are passed through to the holder of the security. These securities are often subject to more rapid repayment than their stated maturity dates would indicate as a result of principal prepayments on the underlying loans. This can result in significantly greater price and yield volatility than with traditional fixed-income securities. During periods of declining interest rates, prepayments can be expected to accelerate which will shorten these securities’ weighted average life and may lower their return. Conversely, in a rising interest rate environment, a declining prepayment rate will extend the weighted average life of these securities which generally would cause their values to fluctuate more widely in response to changes in interest rates.
The value of these securities also may change because of changes in the market’s perception of the creditworthiness of the U.S. federal agency or private institution that issued them. In addition, the mortgage securities market in general may be adversely affected by changes in governmental regulation or tax policies.
The repayment of certain mortgage-related securities depends primarily on the cash collections received from the issuer’s underlying asset portfolio and, in certain cases, the issuer’s ability to issue replacement securities (such as asset-backed commercial paper). As a result, there could be losses in the event of credit or market value deterioration in the issuer’s underlying portfolio, mismatches in the timing of the cash flows of the underlying asset interests and the repayment obligations of maturing securities, or the issuer’s inability to issue new or replacement securities. Upon the occurrence of certain triggering events or defaults, the investors in a security held by the Fund may become the holders of underlying assets at a time when those assets may be difficult to sell or may be sold only at a loss. In addition, mortgage loans on commercial properties often are structured so that a substantial portion of the loan principal is not amortized over the loan term but is payable at maturity and repayment of the loan principal thus often depends upon the future availability of real estate financing from the existing or an alternative lender and/or upon the current value and salability of the real estate. Therefore, the unavailability of real estate financing may lead to default.
Most commercial mortgage loans underlying CMBS are effectively nonrecourse obligations of the borrower, meaning that there is no recourse against the borrower’s assets other than the collateral. If borrowers are not able or willing to refinance or dispose of encumbered property to pay the principal and interest owed on such mortgage loans, payments on the subordinated classes of the related CMBS are likely to be adversely affected. It is expected that the Fund will typically purchase the most subordinated or more junior classes of CMBS securities. Because any losses on loans backing CMBS securities are allocated first to the most junior class (and then to the next most junior class), the Fund is significantly more likely to incur losses than if it had acquired a more senior class. The ultimate extent of the loss, if any, to the subordinated classes of CMBS may only be determined after a negotiated discounted settlement, restructuring or sale of the mortgage note, or the foreclosure (or deed in lieu of foreclosure) of the mortgage encumbering the property and subsequent liquidation of the property. Foreclosure can be costly and delayed by litigation and/or bankruptcy. Factors such as the property’s location, the legal status of title to the property, its physical condition and financial performance, environmental risks, and governmental disclosure requirements with respect to the condition of the property may make a third party unwilling to purchase the property at a foreclosure sale or to pay a price sufficient to satisfy the obligations with respect to the related CMBS. Revenues from the assets underlying such CMBS may be retained by the borrower and the return on investment may be used to make payments to others, maintain insurance coverage, pay taxes or pay maintenance costs. Such diverted revenue is generally not recoverable without a court-appointed receiver to control collateral cash flow.
CMBS that are issued by private issuers are not subject to the underwriting requirements for the underlying mortgages that are applicable to those CMBS that have a government or government-sponsored entity guarantee. As a result, the mortgage loans underlying private CMBS may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics than government or government- sponsored CMBS and have wider variances in a number of terms including interest rate, term, size, purpose and borrower characteristics. Privately issued pools more frequently include second mortgages and high loan‑to‑value mortgages. The coupon rates and maturities of the underlying mortgage loans in a private- label CMBS pool may vary to a greater extent than those included in a government guaranteed pool, and the pool may include subprime mortgage loans. Subprime loans refer to loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their loans. For these reasons, the loans underlying these securities have had in many cases higher default rates than those loans that meet government underwriting requirements.
Where the Fund invests in distressed CMBS, these securities pose additional risks, including increased risk of default and loss of investment, exposure to abrupt and erratic price movements and potentially little or no liquidity.
Preferred Stock. Preferred stock generally has a preference as to dividends and upon the event of liquidation over an issuer’s common stock, but it ranks junior to debt securities in an issuer’s capital structure. Preferred stock generally pays dividends in cash (or additional shares of preferred stock) at a defined rate, but unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer’s common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.
Convertible Securities. The Fund may invest in convertible securities, which are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock, in each case, until the convertible security matures or is redeemed, converted or exchanged. Because of their embedded equity component, the value of convertible securities is sensitive to changes in equity volatility and price and a decrease in equity volatility and price could result in a loss for the Fund. The debt characteristic of convertible securities also exposes the Fund to changes in interest rates and credit spreads. The value of the convertible securities may fall when interest rates rise or credit spreads widen. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed income security. Generally, the amount of the premium decreases as the convertible security approaches maturity. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective. The Fund’s exposure to these risks may be unhedged or only partially hedged.
Risks Associated with Changes in LIBOR. On July 27, 2017, the United Kingdom (the “UK”) Financial Conduct Authority announced that it intended to stop persuading or compelling banks to submit LIBOR rates after 2021. On December 31, 2021, the one‑week and two‑month LIBOR settings ceased to be published, and the remaining U.S. dollar LIBOR settings ceased to be published immediately following the LIBOR publication on June 30, 2023. However, the U.K. Financial Conduct Authority has announced that it will require the publication of synthetic LIBOR for the one‑month, three-month and six‑month U.S. dollar LIBOR settings after June 30, 2023 through at least September 30, 2024. There can be no assurance that US dollar synthetic LIBOR will remain available in the future. Although the transition process away from LIBOR for many instruments has been completed, some LIBOR use is continuing and there are potential effects related to the transition away from LIBOR or continued use of LIBOR on the Fund. Accordingly, the transition process might lead to increased volatility and illiquidity in markets for instruments with terms tied to LIBOR.
To identify a successor rate for U.S. dollar LIBOR, the Alternative Reference Rates Committee (“ARRC”), a U.S.-based group convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York, was formed. Financial regulators in the UK, the European Union (the “EU”), Japan and Switzerland also formed working groups with the aim of recommending alternatives to LIBOR denominated in their local currencies. On July 22, 2021, the ARRC formally recommended SOFR as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, it is unclear if other benchmarks may emerge or if other rates will be adopted outside the U.S. The Bank of England’s current nominated replacement for sterling LIBOR is the Sterling Overnight Interbank Average Rate (“SONIA”). Given the inherent differences between LIBOR and SOFR, or any other alternative benchmark rate that may be established, including SONIA, there remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate.
In any event, LIBOR is likely to perform differently than in the past and, ultimately, cease to exist as a global benchmark going forward. Until an alternative benchmark rate(s) becomes generally accepted and regularly implemented in the market, the uncertainty as to the future of LIBOR, its eventual phase‑out, the transition to one or more alternate benchmark rate(s), and the implementation of such new benchmark rate(s) may impact a number of factors, which, either alone or in the aggregate, may cause a material adverse effect on the Fund’s performance and the Fund’s ability to achieve its investment objective. The Adviser does not have prior experience in investing during a period of benchmark rate transition and there can be no assurance that the Adviser will be able to manage its business in a profitable manner before, during or after such transition.
The discontinuance of LIBOR may require the Fund to renegotiate credit agreements entered into prior to the discontinuation of LIBOR and extending beyond the discontinuance with the Fund’s portfolio companies that utilize LIBOR as a factor in determining the interest rate, in order to replace LIBOR with the new standard that is established, which may have an adverse effect on the Fund’s ability to receive attractive returns.
Depending on several factors, including those set forth above, and the related costs of negotiating and documenting necessary changes to documentation, the Fund’s business, financial condition and results of operations could be materially adversely impacted by the market transition or reform of certain reference rates and benchmarks. Other factors include the pace of the transition to replacement or reformed rates, the specific terms and parameters for and market acceptance of any alternative reference rates, prices and liquidity of trading markets for products based on alternative reference rates, and the Fund’s ability to transition and develop appropriate systems and analytics for one or more alternative reference rates.
The IRS has issued regulations regarding the tax consequences of the transition from LIBOR or another interbank offered rate (“IBOR”) to a new reference rate in debt instruments and non‑debt contracts. Under the regulations, alteration or modification of the terms of a debt instrument to replace an operative rate that uses a discontinued IBOR with a qualified rate (as defined in the regulations) including true up payments equalizing the fair market value of contracts before and after such IBOR transition, to add a qualified rate as a fallback rate to a contract whose operative rate uses a discontinued IBOR or to replace a fallback rate that uses a discontinued IBOR with a qualified rate would not be taxable. The IRS may provide additional guidance, with potential retroactive effect.
Limited Amortization Requirements. The Fund may invest in loans that have limited mandatory amortization requirements. While these loans may obligate an issuer to repay the loan out of asset sale proceeds, with annual excess cash flow or by refinancing upon maturity, repayment requirements may be subject to substantial limitations that would allow an issuer to retain such asset sale proceeds or cash flow, thereby extending the expected weighted average life of the investment. In addition, a low level of amortization of any debt over the life of the investment may increase the risk that an issuer will not be able to repay or refinance the loans held by the Fund when it matures.
Securities on a When-Issued or Forward Commitment Basis. The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis to acquire the security or to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. There is always a risk that the securities may not be delivered and that the Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions. The settlements of secondary market purchases of senior loans in the ordinary course, on a settlement date beyond the period expected by loan market participants are subject to delayed compensation. Furthermore, the purchase of a senior loan in the secondary market is typically negotiated and finalized pursuant to a binding trade confirmation, and therefore, the risk of non‑delivery of the security to the Fund is reduced or eliminated when compared with such risk when investing in when-issued or forward commitment securities.
Prepayment Risk. The terms of loans in which the Fund invests may permit the borrowers to voluntarily prepay loans at any time, either with no or a nominal prepayment premium. This prepayment right could result in the borrower repaying the principal on an obligation held by the Fund earlier than expected. This may happen when there is a decline in interest rates, an improvement in the credit market conditions, or the borrower’s improved credit or operating or financial performance allows the refinancing of certain classes of debt with lower cost debt. The yield of the Fund’s investments may be affected by the rate of prepayments differing from the Adviser’s expectations. To the extent early prepayments increase, they may have a material adverse effect on the Fund’s investment objective and profits. In addition, if the Fund is unable to reinvest the proceeds of such prepayments received in investments expected to be as profitable, the proceeds generated by the Fund will decline as compared to the Adviser’s expectations.
Credit Markets Risk. Conditions in the credit markets may have a significant impact on the business of the Fund. The credit markets in the United States have experienced a variety of difficulties and changed economic conditions in recent years that have adversely affected the performance and market value of many securities and financial instruments. There can be no assurance that the Fund will not suffer material adverse effects from broad and rapid changes in market conditions in the future. Among other things, the level of investment opportunities may decline from the Adviser’s current expectations. As a result, fewer investment opportunities may be available to the Fund, although if credit markets remain constrained, the Fund may have the opportunity to take larger positions in potential transactions. One possible consequence is that the Fund may take a larger than anticipated period to invest capital, as a result of which, at least for some period of time, the Fund may be relatively concentrated in a limited number of investments. Consequently, during this period, the returns realized by the Shareholders may be substantially adversely affected by the unfavorable performance of a small number of these investments.
Furthermore, market conditions may unfavorably impact the Fund’s ability to secure leverage on terms as favorable as more established borrowers in the market, or to obtain any leverage on commercially feasible terms. To the extent the Fund is able to secure financing for investments, increases in interest rates or in the risk spread demanded by financing sources would make the partial financing of investments with indebtedness more expensive and could limit the Fund’s ability to structure and consummate its investments. Although the Adviser believes that the continued unfolding of the credit cycle will result in attractive investment opportunities, it may not be able to time its investments correctly, which could result in further depreciation in values. Furthermore, market conditions could deteriorate further and the Fund may be limited in its ability to realize investments already made by the Fund due to difficulties in buyers’ ability to obtain financing on favorable terms, or to secure financing at all.
Investments in Restructurings. The Fund may invest in restructurings that involve, or otherwise invest in the debt securities of, companies that are experiencing or are expected to experience severe financial difficulties. These severe financial difficulties may never be overcome and may cause such companies to become subject to bankruptcy proceedings. The return on investment sought or targeted by the Fund in any investment in a restructuring may depend upon the restructuring progressing in a particular manner or resulting in a particular outcome (including regarding the conversion or repayment of the Fund’s investments). There can be no assurance that any such outcome, development or result will occur or be successful and, as a result, the premise underlying the Fund’s investment may never come to fruition and the Fund’s returns may be adversely affected. Investments in restructurings could, in certain circumstances, subject the Fund to certain additional potential liabilities that may exceed the value of the Fund’s original investment therein. For instance, under certain circumstances, payments to the Fund and distributions to Shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, investments in restructurings may be adversely affected by statutes relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and the court’s discretionary power to disallow, subordinate or disenfranchise particular claims or characterize investments made in the form of debt as equity contributions. For certain restructurings, the Fund may utilize blocker corporations, which may incur federal and state income taxes. In restructurings, whether constituting liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the restructuring either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new security or instrument the value of which will be less than the purchase price to the Fund of the security in respect to which such distribution was made. The Fund may not be “hedged” against market fluctuations, or, in liquidation situations, may not accurately value the assets of the company being liquidated. This can result in losses, even if the proposed restructuring is consummated. Under certain circumstances, a lender that has inappropriately exercised control of the management and policies of a debtor may have its claims subordinated or disallowed, or may be found liable for damages suffered by parties as a result of such actions.
When a company seeks relief under the U.S. Bankruptcy Code (or has a petition filed against it), an automatic stay prevents all entities, including creditors, from foreclosing or taking other actions to enforce claims, perfect liens or reach collateral securing such claims. Creditors who have claims against the company prior to the date of the bankruptcy filing must petition the court to permit them to take any action to protect or enforce their claims or their rights in any collateral. Such creditors may be prohibited from doing so if the court concludes that the value of the property in which the creditor has an interest will be “adequately protected” during the proceedings. If the Bankruptcy Court’s assessment of adequate protection is inaccurate, a creditor’s collateral may be wasted without the creditor being afforded the opportunity to preserve it. Thus, even if the Fund holds a secured claim, it may be prevented from collecting the liquidation value of the collateral securing its debt, unless relief from the automatic stay is granted by the court. Bankruptcy proceedings are inherently litigious, time consuming, highly complex and driven extensively by facts and circumstances, which can result in challenges in predicting outcomes. The equitable power of bankruptcy judges also can result in uncertainty as to the ultimate resolution of claims.
Security interests held by creditors are closely scrutinized and frequently challenged in bankruptcy proceedings and may be invalidated for a variety of reasons. For example, security interests may be set aside because, as a technical matter, they have not been perfected properly under the Uniform Commercial Code or other applicable law. If a security interest is invalidated, the secured creditor loses the value of the collateral and because loss of the secured status causes the claim to be treated as an unsecured claim, the holder of such claim will almost certainly experience a significant loss of its investment. There can be no assurance that the security interests securing the Fund’s claims will not be challenged vigorously and found defective in some respect, or that the Fund will be able to prevail against the challenge.
Moreover, debt may be disallowed or subordinated to the claims of other creditors if the creditor is found guilty of certain inequitable conduct resulting in harm to other parties with respect to the affairs of a company filing for protection from creditors under the U.S. Bankruptcy Code. Creditors’ claims may be treated as equity if they are deemed to be contributions to capital, or if a creditor attempts to control the outcome of the business affairs of a company prior to its filing under the U.S. Bankruptcy Code. Serving on an official or unofficial creditors’ committee, for example, increases the possibility that the Fund will be deemed an “insider” or a “fiduciary” of an issuer it has so assisted and may increase the possibility that the Bankruptcy Court would invoke the doctrine of “equitable subordination” with respect to any claim or equity interest held by the Fund in such issuer and subordinate any such claim or equity interest in whole or in part to other claims or equity interests in such issuer. Claims of equitable subordination may also arise outside of the context of the Fund’s committee activities. If a creditor is found to have interfered with a company’s affairs to the detriment of other creditors or shareholders, the creditor may be held liable for damages to injured parties. While the Fund will attempt to avoid taking the types of action that would lead to equitable subordination or creditor liability, there can be no assurance that such claims will not be asserted or that the Fund will be able to successfully defend against them. In addition, if representation of a creditors’ committee of an issuer causes the Fund or the Adviser to be deemed an affiliate of such issuer, the securities of such issuer held by the Fund may become restricted securities, which are not freely tradable.
While the challenges to liens and debt described above normally occur in a bankruptcy proceeding, the conditions or conduct that would lead to an attack in a bankruptcy proceeding could in certain circumstances result in actions brought by other creditors of the debtor, shareholders of the debtor or even the debtor itself in other state or U.S. federal proceedings, including pursuant to state fraudulent transfer laws. As is the case in a bankruptcy proceeding, there can be no assurance that such claims will not be asserted or that the Fund will be able to defend against them successfully. To the extent the Fund assumes an active role in any legal proceeding involving the debtor, the Fund may be prevented from disposing of securities or instruments issued by the debtor due to the Fund’s possession of material, non‑public information concerning the debtor.
From time to time, the Fund may invest in or extend loans to companies that have filed for protection under Chapter 11 of the U.S. Bankruptcy Code. These debtor‑in‑possession or “DIP” loans are most often revolving working-capital facilities put into place at the outset of a Chapter 11 case to provide the debtor with both immediate cash and the ongoing working capital that will be required during the reorganization process. While such loans are generally less risky than many other types of loans as a result of their seniority in the debtor’s capital structure and because their terms have been approved by a federal bankruptcy court order, it is possible that the debtor’s reorganization efforts may fail and the proceeds of the ensuing liquidation of the DIP lender’s collateral might be insufficient to repay in full the DIP loan.
In addition, issuers located in non‑U.S. jurisdictions may be involved in restructurings, bankruptcy proceedings and/or reorganizations that are not subject to laws and regulations that are similar to the U.S. Bankruptcy Code and the rights of creditors afforded in U.S. jurisdictions. To the extent such non‑U.S. laws and regulations do not provide the Fund with equivalent rights and privileges necessary to promote and protect its interest in any such proceeding, the Fund’s investments in any such issuer may be adversely affected. For example, bankruptcy law and process in a non‑U.S. jurisdiction may differ substantially from that in the United States, resulting in greater uncertainty as to the rights of creditors, the enforceability of such rights, reorganization timing and the classification, seniority and treatment of claims. In certain developing countries, although bankruptcy laws have been enacted, the process for reorganization remains highly uncertain.
Non‑Performing Investments. The Fund’s portfolio may include investments whose underlying collateral are “non‑performing” and that are typically highly leveraged, with significant burdens on cash flow and, therefore, involve a high degree of financial risk. During an economic downturn or recession, securities of financially troubled or operationally troubled issuers are more likely to go into default than securities or instruments of other issuers. Securities or instruments of financially troubled issuers and operationally troubled issuers are less liquid and more volatile than securities or instruments of companies not experiencing financial difficulties. Investment, directly or indirectly in the financially and/or operationally troubled issuers involves a high degree of credit and market risk. These difficulties may never be overcome and may cause borrowers to become subject to bankruptcy or other similar administrative proceedings. There is a possibility that the Fund may incur substantial or total losses on its investments and in certain circumstances, subject the Fund to certain additional potential liabilities that may exceed the value of the Fund’s original investment therein.
Exposure to Foreign Markets. The Fund may invest in securities of issuers located in foreign markets if the Adviser believes it is advantageous to do so. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations may involve significant risks in addition to the risks inherent in U.S. investments. Investments in securities and instruments in emerging and developing markets could involve substantial risks not typically associated with investing in more established markets.
Foreign investments involve risks relating to local political, economic, regulatory, or social instability, military action or unrest, or adverse diplomatic developments, and may be affected by actions of foreign governments adverse to the interests of U.S. investors. Such actions may include expropriation or nationalization of assets, confiscatory taxation, restrictions on U.S. investment or on the ability to repatriate assets or convert currency into U.S. dollars, or other government intervention. From time to time, the Adviser and/or its affiliates may determine that, as a result of regulatory requirements that may apply to it and/or its affiliates due to investments in a particular country, investments in the securities of issuers domiciled or listed on trading markets in that country above certain thresholds (which may apply at the account level or in the aggregate across all accounts managed by the Adviser and/or its affiliates) may be impractical or undesirable. In such instances, the Adviser may limit or exclude investment in a particular issuer, and investment flexibility may be restricted. There is no assurance that the Adviser will be able to anticipate these potential events or counter their effects. In addition, the value of securities denominated in foreign currencies and of dividends and interest paid with respect to such securities will fluctuate based on the relative strength of the U.S. dollar.
Foreign security trading, settlement and custodial practices (including those involving securities settlement where fund assets may be released prior to receipt of payment) are often less developed than those in U.S. markets and may result in increased investment or valuation risk or substantial delays in the event of a failed trade or the insolvency of, or breach of duty by, a foreign broker-dealer, securities depository, or foreign sub‑custodian. In addition, the costs associated with foreign investments, including withholding taxes, brokerage commissions, and custodial costs, are generally higher than with U.S. investments.

Foreign markets may offer less protection to investors than U.S. markets and tend to be less regulated. Foreign issuers are generally not bound by uniform accounting, auditing, and financial reporting requirements and standards of practice comparable to those applicable to U.S. issuers. Adequate public information on foreign issuers may not be available, and it may be difficult to secure dividends and information regarding corporate actions on a timely basis. In general, there is less overall governmental supervision and regulation of securities exchanges, brokers, and listed companies than in the United States. Regulatory enforcement may be influenced by economic or political concerns, and investors may have difficulty enforcing their legal rights in foreign countries.
Some foreign securities impose restrictions on transfer within the United States or to U.S. persons. Although securities subject to such transfer restrictions may be marketable abroad, they may be less liquid than foreign securities of the same class that are not subject to such restrictions.
The Fund may also invest in sovereign debt instruments. Sovereign debt instruments, which are debt obligations issued or guaranteed by a foreign governmental entity, are subject to the risk that the governmental entity may delay or fail to pay interest or repay principal on debt that it has issued or guaranteed, due to, for example, cash flow problems, insufficient foreign currency reserves, political considerations, relationships with other lenders such as commercial banks, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies. If a governmental entity defaults, it may ask for more time to pay or for further loans, or it may ask for forgiveness of interest or principal on its existing debt. Furthermore, a governmental entity may be unwilling to renegotiate the terms of its sovereign debt. There may be no established legal process for a U.S. bondholder (such as the Fund) to enforce its rights against a governmental entity that does not fulfill its obligations, nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.
The risks of foreign investing may be magnified for investments in emerging markets. Security prices in emerging markets can be significantly more volatile than those in more developed markets, reflecting the greater uncertainties of investing in less established markets and economies. In particular, countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.
Foreign Currency Risks. The Fund expects that its investment in non‑U.S. issuers will be made primarily in U.S. dollar denominated securities, but it reserves the right to purchase securities that are foreign currency denominated. A portion of the Fund’s investments (and the income and gains received by the Fund in respect of such investments) may therefore be denominated in currencies other than the U.S. dollar. However, the books of the Fund will be maintained, and contributions to and distributions from the Fund will generally be made, in U.S. dollars. Accordingly, changes in foreign currency exchange rates and exchange controls may materially adversely affect the value of the investments and the other assets of the Fund. For example, any significant depreciation in the exchange rate of the Euro, or any other currency in which the Fund makes investments, against the U.S. dollar, could adversely affect the value of dividends or proceeds on investments denominated in the Euro or such other currencies. In addition, the Fund will incur costs, which may be significant, in connection with the conversion of various currencies.
Hedging Risk. The Fund may be subject to risks under hedging transactions. The Fund may engage in hedging transactions to the extent permitted under applicable commodities laws and the 1940 Act. Engaging in hedging transactions would entail additional risks to the Shareholders. The Fund could, for example, use instruments such as interest rate swaps, caps, collars and floors and, if the Fund were to invest in foreign securities, the Fund could use instruments such as forward contracts or currency options and borrow under a credit facility in currencies selected to minimize the Fund’s foreign currency exposure. In each such case, the Fund generally would seek to hedge against fluctuations of the relative values of the Fund’s portfolio positions from changes in market interest rates or currency exchange rates. Hedging against a decline in the values of the Fund’s portfolio positions would not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of the positions declined. However, such hedging could establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions could also limit the opportunity for gain if the values of the underlying portfolio positions increased. Moreover, it might not be possible to hedge against an exchange rate or interest rate fluctuation that was so generally anticipated that the Fund would not be able to enter into a hedging transaction at an acceptable price. Use of a hedging transaction could involve counterparty credit risk.
The success of any hedging transactions the Fund may enter into will depend on the Fund’s ability to correctly predict movements in currencies and interest rates. Therefore, while the Fund may enter into hedging transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates could result in poorer overall investment performance than if the Fund had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged could vary. Moreover, for a variety of reasons, the Fund might not seek to (or be able to) establish a perfect correlation between the hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation could prevent the Fund from achieving the intended hedge and expose the Fund to risk of loss. In addition, it might not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non‑U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations. The Fund’s ability to engage in hedging transactions may also be adversely affected by rules adopted by the Commodities Futures Trading Commission.
Brexit Risk. The UK ceased to be a member of the EU with effect from 11:00 p.m. (GMT) on January 31, 2020 (such departure from the EU, “Brexit”). On December 24, 2020, a trade agreement was concluded between the EU and the United Kingdom (the “TCA”), which has applied provisionally after the end of the transition period ending on December 31, 2020. The TCA formally took effect on May 1, 2021 and now governs the relationship between the UK and EU.
Although the TCA covers many issues such as economic partnership, free trade, law enforcement and judicial co‑operation and governance, the TCA itself is silent on items such as financial services equivalence and data protection adequacy. As such, there remains uncertainty as to the scope, nature and terms of the relationship between the UK and the EU and the effect and implications of the TCA. The actual and potential consequences of Brexit, and the associated uncertainty, have adversely affected, and for the foreseeable future are likely to continue to adversely affect, economic and market conditions in the UK, in the EU and its member states and elsewhere, and may also contribute to uncertainty and instability in global financial markets. This uncertainty may, at any stage, adversely affect the Fund and its and/or the Adviser. There may be detrimental implications for the value of the Fund’s investments and/or its ability to implement its investment program.
Use of Leverage: Risk of Borrowing by the Fund. The Adviser expects to cause the Fund to incur permanent, Fund-level leverage potentially including through bridge, subscription, asset-backed facilities, financing transactions from prime brokers or custodians, short-sales and/or related to the Fund’s hedging activities. Borrowings by the Fund will further diminish returns (or increase losses on capital) to the extent overall returns are less than the Fund’s cost of funds. Such debt exposes the Fund to refinancing, recourse and other risks. As a general matter, the presence of leverage can accelerate losses.
Subject to prevailing market conditions, the Fund may add financial leverage if, immediately after such borrowing, it would have asset coverage (as defined in the 1940 Act) of 300% or more (for leverage obtained through debt) or 200% or more (for leverage obtained through preferred stock). For example, if the Fund has $100 in Net Assets, it may utilize leverage through obtaining debt of up to $50, resulting in $150 in total assets (or 300% asset coverage). In addition, if the Fund has $100 in Net Assets, it may issue $100 in preferred shares, resulting in $200 in total assets (or 200% asset coverage). The Fund does not presently intend to obtain leverage through preferred stock. The Fund may use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund’s assessment of market conditions and the investment environment.
Under current SEC requirements, the Fund may elect to treat borrowings, reverse repurchase agreements, the leverage potentially incurred in securities lending and short selling, together with any other senior securities representing indebtedness, by requiring asset coverage (as defined in the 1940 Act) immediately after any borrowing of 300% or more. To the extent the Fund “covers” its commitment under these transactions, such instrument will not be considered a “senior security” by the Fund and therefore will not be subject to the 300% asset coverage requirement otherwise applicable to borrowings (or, as the case may be, the 200% asset coverage requirement applicable to preferred shares). In the event that the Fund elects not to treat reverse repurchase agreements and similar financing transactions in the same manner of indebtedness, it must treat them as derivatives as discussed below.
The Adviser expects that the Fund’s borrowings may ultimately be secured with a security interest in investments. In times of adverse market conditions, the Fund may be required to post additional collateral which could affect the Fund’s liquidity.
Subject to certain exceptions, the Fund is required to trade derivatives and other transactions that create future payment or delivery obligations (except reverse repurchase agreements and similar financing transactions if the Fund has elected to treat them as borrowings) subject to a limit on notional derivatives exposure as a limited derivatives user or subject to a value‑at‑risk (“VaR”) leverage limit and certain derivatives risk management program and testing requirements and requirements related to board reporting. These requirements may limit the ability of the Fund to invest in derivatives, short sales and similar financing transactions, limit the Fund’s ability to employ certain strategies that use these instruments and/or adversely affect the Fund’s performance, efficiency in implementing its strategy, liquidity and/or ability to pursue its investment objectives and may increase the cost of the Fund’s investments and cost of doing business, which could adversely affect investors.
Leverage creates several major types of risks for Shareholders, including: (i) the likelihood of greater volatility of NAV of Shares, and of the investment return to Shareholders, than a comparable portfolio without leverage; (ii) the possibility either that Share distributions will fall if the interest and other costs of leverage rise, or that distributions paid on Shares will fluctuate because such costs vary over time; (iii) the effects of leverage in a declining market or a rising interest rate environment, as leverage is likely to cause a greater decline in the NAV of the Shares than if the Fund were not leveraged; (iv) to the extent that Fund revenues are required to meet principal payments or preferred share dividends, Shareholders may be allocated income (and therefore tax liability) in excess of cash distributed; and (v) in certain circumstances, the Fund may be required to dispose of investments at a loss or otherwise on unattractive terms in order to service its debt obligations or meet its debt covenants. In addition, in connection with one or more credit facilities entered into by the Fund and any preferred shares, distributions to Shareholders may be subordinated to payments required in connection with any indebtedness contemplated thereby. There can be no assurance that the Fund will have sufficient cash flow to meet its debt service obligations. As a result, the Fund’s exposure to foreclosure and other losses may be increased due to the illiquidity of its investments.
In addition, the Fund may need to refinance any outstanding debt as it matures. There is a risk that the Fund may not be able to refinance existing debt or that the terms of any refinancing may not be as favorable as the terms of the existing loan agreements. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. These risks could adversely affect the Fund’s financial condition, cash flows and the return on its investments.

Without limiting the generality of the foregoing, the Fund expects to enter into an asset-backed credit facility. With respect to any asset-backed facility entered into by the Fund (or an affiliate thereof), a decrease in the market value of the Fund’s investments (due to market conditions, the fair valuation of the Fund’s investments or otherwise) would increase the effective amount of leverage and could result in the possibility of a violation of certain financial covenants pursuant to which the Fund must either repay the borrowed funds to the lender. Liquidation of the Fund’s investments at an inopportune time in order to satisfy such financial covenants could adversely impact the performance of the Fund and could, if the value of its investments had declined significantly, cause the Fund to lose all or a substantial amount of its capital. In the event of a sudden, precipitous drop in the value of the Fund’s assets, the Fund might not be able to dispose of assets quickly enough to pay off its debt resulting in a foreclosure or other total loss of some or all of the pledged assets. Fund-level debt facilities typically include other covenants such as, but not limited to, covenants against the Fund incurring or being in default under other recourse debt, including certain Fund guarantees of asset level debt, which, if triggered could cause adverse consequences to the Fund if it is unable to cure or otherwise mitigate such breach.
Investments in Zero Coupon Bonds. The Fund may invest in zero coupon bonds which do not make interest payments; instead, they are sold at a discount from their face value and are redeemed at face value when they mature. Because zero coupon bonds do not pay current income, their prices can be more volatile than other types of fixed-income securities when interest rates change. A portion of the difference between a zero coupon bond’s purchase price and its face value is considered income.
Equity Investments. When the Fund invests in senior, unitranche, second lien and subordinated loans, the Fund may acquire warrants or other equity securities of investments as well. The Fund may also invest in equity securities directly. To the extent the Fund holds equity investments, the Fund will seek to dispose of them and realize gains upon the Fund’s disposition of them. However, the equity interests the Fund receives may not appreciate in value and may decline in value. As a result, the Fund may not be able to realize gains from its equity interests, and any gains that the Fund does realize on the disposition of any equity interests may not be sufficient to offset any other losses the Fund experiences.
Investments in Publicly Traded Companies. The Fund may invest in publicly traded debt and equity securities. These investments are subject to certain risks, including the risk of loss from counterparty defaults, the risks arising from the volatility of the global fixed-income and equity markets, movements in the stock market and trends in the overall economy, increased obligations to disclose information regarding such companies, increased likelihood of shareholder litigation against such companies’ board members, which may include FDS personnel, regulatory action by the SEC and increased costs associated with each of the aforementioned risks. When buying a publicly traded security or other publicly traded instruments, the Fund may be unable to obtain financial covenants or other contractual rights that the Fund might otherwise be able to obtain in making privately-negotiated investments. Moreover, the Fund may not have the same access to information in connection with investments in publicly traded securities or other publicly traded instruments, either when investigating a potential investment or after making an investment, as compared to a privately-negotiated investment. Publicly traded securities that are rated by rating agencies are often reviewed and may be subject to downgrade, which generally results in a decline in the market value of such security. Furthermore, the Fund may be limited in its ability to make investments and to sell existing investments in public securities or other publicly traded instruments because FDS may have material, non‑public information regarding the issuers of those securities or as a result of other FDS policies. Accordingly, there can be no assurance that the Fund will make investments in public securities or other publicly traded instruments or, if it does, as to the amount it will invest. The inability to sell such securities or instruments in these circumstances could materially adversely affect the investment results of the Fund.
Other Investment Companies Risk. The Fund may invest in securities of other investment companies, which may be advised by the Adviser or an affiliate and may include mutual funds, ETFs or BDCs. Specifically, the Fund expects to obtain exposure to direct lending investments indirectly by investing in the Fidelity Private Credit Fund, a closed‑end investment management company that has elected to be treated as a BDC. The Fidelity

Private Credit Fund is also advised by FDS and makes investments consistent with the Fund’s direct lending strategies. With respect to listed closed‑end funds and ETFs, the market value of their shares may differ from the NAV of the particular fund. To the extent the Fund invests a portion of its assets in investment company securities, those assets will be subject to the risks of the purchased investment company’s portfolio securities. In addition, if the Fund invests in such investment companies or investment funds, the Fund’s shareholders will bear not only their proportionate share of the expenses of the Fund, but also will indirectly bear similar expenses of the underlying investment company. In addition, the securities of other investment companies may also be leveraged and will therefore be subject to the same leverage risks described herein. Other investment companies may have investment policies that differ from those of the Fund. In addition, to the extent the Fund invests in unaffiliated investment companies, the Fund will be dependent upon the investment and research abilities of persons other than the Adviser. See “Potential Conflicts of Interest Risk—Investment in Affiliated Investment Companies” below.
Non‑U.S. Securities. The Fund may invest in securities and instruments of non‑U.S. issuers. See “Exposure to Foreign Markets” above. The Fund’s investments in securities and instruments in non‑U.S. markets involve substantial risks often not typically associated with investing in U.S. securities. Investments in non‑U.S. securities may be adversely affected by changes in currency rates or exchange control regulations, changes in governmental administration or economic or monetary policy (in the United States and abroad) or changed circumstances in dealings between nations. Changes in foreign currency exchange rates relative to the U.S. dollar will affect the U.S. dollar value of the Fund’s assets denominated in that currency and thereby will have an impact upon the Fund’s total return on such assets.
Investments in non‑U.S. securities will also be subject to risks relating to political and economic developments abroad, including the possibility of expropriations or confiscatory taxation, limitations on the use or transfer of the Fund’s assets and the effects of foreign social, economic or political instability. Non‑U.S. companies are not subject to the regulatory requirements of U.S. companies and, as such, there may be less publicly available information about such companies. Moreover, non‑U.S. companies are not subject to uniform accounting, auditing and financial reporting standards and requirements comparable to those applicable to U.S. companies.
Securities of non‑U.S. issuers may be less liquid than comparable securities of U.S. issuers and, as such, their price changes may be more volatile. Furthermore, foreign exchanges and broker-dealers are generally subject to less government and exchange scrutiny and regulation than their American counterparts. Brokerage commissions, dealer concessions and other transaction costs may be higher on foreign markets than in the U.S. In addition, differences in clearance and settlement procedures on foreign markets may occasionally lead to delays in settlements of the Fund’s trades effected in such markets.
Repatriation of investment income, capital and the proceeds of sales by foreign investors may require governmental registration and/or approval. The Fund could be adversely affected by delays in or a refusal to grant any required governmental registration or approval for such repatriation or by withholding taxes imposed by the government of an emerging country.
Taxation of dividends, interest and capital gains received by non‑residents varies among foreign countries and, in some cases, is comparatively high. In addition, some countries have tax laws and procedures that may permit retroactive taxation so that the Fund could in the future become subject to local tax liability that it had not reasonably anticipated in conducting its investment activities or valuing its assets.
Stripped Securities. Stripped securities are the separate income or principal components of a debt security. The risks associated with stripped securities are similar to those of other debt securities, although stripped securities may be more volatile, and the value of certain types of stripped securities may move in the same direction as interest rates. U.S. Treasury securities that have been stripped by a Federal Reserve Bank are obligations issued by the U.S. Treasury. Privately stripped government securities are created when a dealer deposits a U.S. Treasury security or other U.S. Government security with a custodian for safekeeping. The custodian issues separate receipts for the coupon payments and the principal payment, which the dealer then sells.

Change of Law Risk. Government counterparties or agencies may have the discretion to change or increase regulation of a portfolio investment’s operations or implement laws or regulations affecting the portfolio investment’s operations, separate from any contractual rights it may have. A portfolio investment also could be materially and adversely affected as a result of statutory or regulatory changes or judicial or administrative interpretations of existing laws and regulations that impose more comprehensive or stringent requirements on such portfolio company. Governments have considerable discretion in implementing regulations and tax reform, including, for example, the possible imposition or increase of taxes on income earned by a portfolio company or gains recognized by the Fund on its investment in such portfolio company, that could impact a portfolio company’s business as well as the Fund’s return on investment with respect to such portfolio company.
Force Majeure Risk. The Fund’s investments may be affected by force majeure events (i.e., events beyond the control of the party claiming that the event has occurred, including, without limitation, acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism and labor strikes). Some force majeure events may adversely affect the ability of a party (including a company or a counterparty to the Fund or a company) to perform its obligations until it is able to remedy the force majeure event. In addition, the cost to a company of repairing or replacing damaged assets resulting from such force majeure event could be considerable. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control over one or more companies or its assets, could result in a loss to the Fund, including if its investment in such company is cancelled, unwound or acquired (which could be without what the Fund considers to be adequate compensation). To the extent the Fund is exposed to investments in companies that as a group are exposed to such force majeure events, the risks and potential losses to the Fund are enhanced.
Fraudulent Conveyance and Legislative Risks. Various laws enacted for the protection of creditors may apply to certain of the Fund’s investments that are debt obligations, although the existence and applicability of such laws will vary between jurisdictions. For example, if a court were to find that an obligor did not receive fair consideration or reasonably equivalent value for incurring indebtedness evidenced by an investment and the grant of any security interest securing such investment, and, after giving effect to such indebtedness, the obligor: (i) was insolvent; (ii) was engaged in a business for which the assets remaining in such obligor constituted unreasonably small capital; or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court may: (a) invalidate such indebtedness and such security interest as a fraudulent conveyance; (b) subordinate such indebtedness to existing or future creditors of the obligor; or (c) recover amounts previously paid by the obligor (including to the Fund) in satisfaction of such indebtedness or proceeds of such security interest previously applied in satisfaction of such indebtedness. In addition, if an obligor in whose debt the Fund has an investment becomes insolvent, any payment made on such investment may be subject to avoidance, cancellation and/or clawback as a “preference” if made within a certain period of time (which for example under some current laws may be as long as two years) before insolvency. In general, if payments on an investment are voidable, whether as fraudulent conveyances, extortionate transactions or preferences, such payments may be recaptured either from the initial recipient or from subsequent transferees of such payments. To the extent that any such payments are recaptured from the Fund, there may be a material adverse effect on the performance of the Fund, and, by extension, the Fund’s business, financial condition, results of operations and the value of the Shares.
Derivative Investments. The Fund may invest in derivative instruments or “derivatives” that include total return swaps (“TRS”) and other swaps, futures, options, structured securities and other instruments and contracts that are derived from, or the value of which is related to, one or more underlying securities, financial benchmarks, currencies or indices. Derivatives allow an investor to hedge or speculate upon the price movements of a particular security, financial benchmark currency or index at a fraction of the cost of investing in the underlying asset. The value of a derivative depends largely upon price movements in the underlying asset. Therefore, many of the risks applicable to trading the underlying asset are also applicable to derivatives of such asset. However, there are a number of other risks associated with derivatives trading. For example, because many derivatives are leveraged, and thus provide significantly more market exposure than the money paid or deposited when the transaction is entered into, a relatively small adverse market movement may expose the Fund to the possibility of a loss exceeding the original amount invested. Derivatives may also expose investors to liquidity risk, as there may not be a liquid market within which to close or dispose of outstanding derivatives contracts.
All derivative instruments involve risks that are in addition to, and potentially greater than the risks of investing directly in securities and other more traditional assets, including:

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Management Risks. Derivative products are specialized instruments that require investment techniques and risk analyses different from those associated with equities and fixed income securities. The use of a derivative requires an understanding not only of the underlying instrument but also of the derivative itself. In particular, the use and complexity of derivatives require the maintenance of adequate controls to monitor the transactions entered into and the ability to assess the risk that a derivative adds to the Fund’s portfolio.

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Counterparty Risks. This is the risk that a loss may be sustained by the Fund as a result of the failure of the other party to a derivative (usually referred to as a “counterparty”) to comply with the terms of the derivative contract. The credit risk for exchange-traded derivatives is generally less than for over‑the‑counter (“OTC”) derivatives, since the clearinghouse, which is the issuer or counterparty to each exchange-traded or cleared derivative transaction is the counterparty to the derivative transaction. The Fund may post or receive collateral related to changes in the market value of a derivative. The Fund also may invest in derivatives that (i) do not require the counterparty to post collateral, (ii) require collateral but that do not provide for the Fund’s security interest in it to be perfected, (iii) require significant upfront deposits unrelated to the derivatives’ intrinsic value, or (iv) do not require that collateral be regularly marked‑to‑market. When a counterparty’s obligations are not fully secured by collateral, the Fund runs the risk of having limited recourse if the counterparty defaults.

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Documentation Risks. Many derivative instruments also have documentation risk. Because the contract for each OTC derivative transaction is individually negotiated, the counterparty may interpret contractual terms (e.g., the definition of default) differently than the Fund, and if it does, the Fund may decide not to pursue its claims against the counterparty to avoid incurring the cost and unpredictability of legal proceedings. The Fund, therefore, may be unable to obtain payments the Adviser believes are owed to the Fund under derivative instruments or those payments may be delayed or made only after the Fund has incurred the costs of litigation.

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Liquidity Risks. If a derivative transaction is particularly large or if the relevant market is illiquid (as is the case with many OTC derivatives), it may not be possible to initiate a transaction or liquidate a position at an advantageous price. Less liquid derivative instruments also may fall more in price than other securities during market falls. During periods of market disruptions, the Fund may have a greater need for cash to provide collateral for large swings in the mark‑to‑market obligations arising under the derivative instruments used by the Fund. These risks may be further exacerbated by requirements under rules issued pursuant to recently enacted financial reform legislation.

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Leverage Risks. Because many derivatives have a leverage component (i.e., a notional value in excess of the assets needed to establish or maintain the derivative position), adverse changes in the value or level of the underlying asset, rate or index can result in a loss substantially greater than the amount invested in the derivative itself. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment.

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Tax Uncertainties. The taxation of derivatives, including credit default swaps, TRS and other transactions in which the Fund may participate, is subject to uncertainties. Such transactions may become subject to new laws and regulations, possibly with retroactive effect, as well as differing interpretations of existing law and regulations by the relevant taxing authorities. There can be no assurance that such changes in law or interpretation will not have a material adverse effect on the Fund.

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Other Risks. Other risks in using derivatives include the risk of mispricing or incorrect valuation of derivatives. Many derivatives, in particular OTC derivatives, are complex and their valuation often requires modeling and judgment, which increases the risk of mispricing or incorrect valuation. The pricing models used may not produce valuations that are consistent with the values the Fund realizes when it closes or sells an OTC derivative. Valuation risk is more pronounced when the Fund enters into OTC derivatives with specialized terms because the market value of those derivatives in some cases is determined in part by reference to similar derivatives with more standardized terms. Incorrect valuations may result in increased cash payment requirements to counterparties, over- and/or under- collateralization, and/or errors in calculation of the Fund’s net asset value.

The Fund’s use of derivatives may not be effective or have the desired result. Derivatives involve the risk that changes in their value may not move as expected relative to the value of the assets, rates or indices they are designed to track. The risk may be more pronounced when outstanding notional amounts in the market exceed the amounts of the referenced assets. For example, the Fund’s use of reverse repurchase agreements subjects it to interest costs based on the difference between the sale and repurchase price of the securities involved. Derivatives are also subject to currency and other risks. Moreover, suitable derivatives may not be available in all circumstances. For example, the economic costs of taking some derivatives positions may be prohibitive. In addition, the Adviser may decide not to use derivatives to hedge or otherwise reduce the Fund’s risk exposures, potentially resulting in losses for the Fund.
Counterparties to derivatives contracts may have the right to terminate such contracts if the Fund’s net asset value declines below a certain level over a specified period of time. The exercise of such a right by the counterparty could have a material adverse effect on the Fund’s operations.
In late October 2020, the SEC adopted Rule 18f‑4 related to the use of derivatives and certain other transactions that rescinded and withdrew the guidance of the SEC and the SEC staff regarding asset segregation and coverage. Under Rule 18f‑4, the Fund will need to trade derivatives and other transactions that potentially create senior securities (except reverse repurchase agreements) subject to a value‑at‑risk (“VaR”) leverage limit, certain other testing and derivatives risk management program requirements and requirements related to board reporting. These requirements apply unless the Fund qualifies as a “limited derivatives user,” as defined in Rule 18f‑4. Reverse repurchase agreements are subject to the current asset coverage requirements, and a fund trading reverse repurchase agreements needs to aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the fund’s asset coverage ratio (unless the fund determines to treat such agreements and transactions as derivatives for all purposes under the rule). Reverse repurchase agreements are not be included in the calculation of whether the Fund is a limited derivatives user (unless the Fund determines to treat such agreements and transactions as derivatives for all purposes under the rule), but if the Fund is subject to the VaR testing, reverse repurchase agreements and similar financing transactions are included for purposes of such testing. These requirements may limit the Fund’s ability to use derivatives and reverse repurchase agreements and similar financing transactions as part of the Fund’s investment strategies. These requirements may increase the cost of the Fund’s investments and cost of doing business, which could adversely affect investors.
Options and Futures Risk. The Fund may utilize options and futures contracts and so‑called “synthetic” options or other derivatives written by broker-dealers or other permissible intermediaries. Options transactions may be effected on securities exchanges or in the OTC market. When options are purchased OTC, the Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. OTC options also may include options on baskets of specific securities.
The Fund may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of a call option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. In the sale of a put, losses may be significant and, in the sale of a call, losses can be unlimited.
The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.
Purchasing a futures contract creates an obligation to take delivery of the specific type of financial instrument at a specific future time at a specific price for contracts that require physical delivery, or net payment for cash-settled contracts. Engaging in transactions in futures contracts involves risk of loss to the Fund. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. All terms of futures contracts are set forth in the rules of the exchange on which the futures contracts are traded. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses. Successful use of futures also is subject to the Adviser’s ability to predict correctly the direction of movements in the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract. Futures contracts may be subject to price swings in daily settlements with exchanges and clearing houses.
Credit Derivatives. The Fund may engage in trading or investing in credit derivative contracts, which are contracts that transfer price, spread and/or default risks of debt and other instruments from one party to another, both for bona fide hedging of existing long and short positions, but also for independent profit opportunities. Such instruments may include one or more credits. The market for credit derivatives may be relatively illiquid, and there are considerable risks that may make it difficult either to buy or sell the contracts as needed or at reasonable prices. There are also risks with respect to credit derivatives in determining whether an event will trigger payment under the contract and whether such payment will offset the loss or payment due under another instrument. Generally, a credit event means bankruptcy, a failure to pay, the acceleration of an obligation or modified restructuring of a credit obligation or instrument.
The Fund may be either the buyer or seller in these transactions. If the Fund is a buyer of credit protection and no credit event occurs, the Fund may recover nothing. Worse still, if a credit event occurs, the Fund, as a buyer, typically will receive full notional value for a reference obligation that may have little or no value. Buyers of credit derivatives carry the risk of non‑performance by the seller due to an inability to pay.
As a seller of credit protection, the Fund would typically receive a fixed rate of income throughout the term of the contract, which typically is between one month and five years, provided that no credit event occurs. If a credit event occurs, the seller may pay the buyer the full notional value of the reference obligations. Sellers of credit derivatives carry the inherent price, spread and default risks of the underlying instruments.
Credit default swaps involve greater risks than if the Fund had invested in the reference obligation directly. In addition to general market risks, credit default swaps are subject to liquidity risk and credit risk. A buyer of credit protection also may lose its investment and recover nothing should no credit event occur. If a credit event were to occur, the value of the reference obligation received by the seller, coupled with the periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the Fund. Further, in certain circumstances, the buyer can receive the notional value of a credit default swap only by delivering a physical security to the seller, and is at risk if such deliverable security is unavailable or illiquid. Such a delivery “crunch” is a distinct risk of these investments.
The credit derivatives market is a rapidly evolving market. As a result, different participants in the credit derivatives markets may have different practices or interpretations with respect to applicable terms and definitions, and ambiguities concerning such terms or definitions, may be interpreted or resolved in ways that are adverse to the Fund. Additionally, there may be circumstances and market conditions (including the possibility of a large number of buyers of credit default swaps being required to deliver the same physical security in the same time frame) that have not yet been experienced that could have adverse effects on the Fund’s investments.
The regulation of derivatives in the United States and other countries is a rapidly changing area of law and is subject to ongoing modification by governmental and judicial action. Accordingly, the impact of this evolving regulatory regime on the Fund is difficult to predict, but it could be substantial and adverse.
Illiquidity of Fund Investments. The market value of the Fund’s investments will fluctuate with, among other things, changes in market rates of interest, general economic conditions, economic conditions in particular industries, the condition of financial markets and the financial condition of the issuers of the Fund’s investments. In addition, the lack of an established, liquid secondary market for some investments may have an adverse effect on the market value of those investments and on the Adviser’s ability to dispose of them. Additionally, the Fund’s investments will be subject to certain other transfer restrictions that may contribute to illiquidity, including because they may be treated as restricted securities under the Securities Act. Therefore, no assurance can be given that, if the Adviser decides to dispose of a particular investment, it will be able to dispose of such investment at the prevailing market price.
Securities Lending Risk. Securities lending involves the risk that the borrower may fail to return the securities loaned in a timely manner or at all. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, the Fund could experience delays and costs in recovering the securities loaned or in gaining access to the collateral. These delays and costs could be greater for foreign securities. If the Fund is not able to recover the securities loaned, the Fund may sell the collateral and purchase a replacement investment in the market. The value of the collateral could decrease below the value of the replacement investment by the time the replacement investment is purchased.
Failure to Make Follow‑On Investments. Following an initial investment in a company, the Fund may make additional investments in that company as “follow‑on” investments, including exercising warrants, options or convertible securities that were acquired in the original or subsequent financing; in seeking to: (i) increase or maintain in whole or in part the Fund’s position as a creditor or the Fund’s equity ownership percentage in a company; or (ii) preserve or enhance the value of the Fund’s investment. The Fund has discretion to make follow‑on investments, subject to the availability of capital resources, relating to issuers in which the Fund holds an existing investment as of the date of such proposed follow‑on investment. Failure to make follow‑on investments may, in some circumstances, jeopardize the continued viability of a company and the Fund’s initial investment, or may result in a missed opportunity for the Fund to increase its participation in a successful operation. Even if the Fund has sufficient capital to make a desired follow‑on investment, the Adviser may elect not to make a follow‑on investment because the Adviser may not want to increase the Fund’s level of risk or because the Adviser prefers other opportunities for the Fund.
Investment Modification Risk. The terms and conditions of loan agreements and related assignments may be amended, modified or waived only by the agreement of the lenders. Generally, any such agreement must include a majority or a super majority (measured by outstanding loans or commitments) or, in certain circumstances, a unanimous vote of the lenders. Consequently, the terms and conditions of the payment obligation arising from a Fund investment could be modified, amended or waived in a manner contrary to the preferences of the Fund if a sufficient number of the other lenders concurred with such modification, amendment or waiver. There can be no assurance that any obligations arising from an investment will maintain the terms and conditions to which the Fund originally agreed. The exercise of remedies may also be subject to the vote of a specified percentage of the lenders thereunder. The Fund may consent to certain amendments, waivers or modifications to an investment requested by obligors or the lead agents for loan syndication agreements. The Fund may extend or defer the maturity, adjust the outstanding balance of any investment, reduce or forgive interest or fees, release material collateral or guarantees, or otherwise amend, modify or waive the terms of any related loan agreement, including the payment terms thereunder. Any amendment, waiver or modification of an investment could adversely impact the Fund’s returns.
Contingent Liabilities. The Fund’s investments will include debt investments and private securities. In connection with the disposition of such an investment, the Fund may be required to make representations about the business and financial affairs of the company typical of those made in connection with the sale of a business. The Fund may also be required to indemnify the purchasers of such investments to the extent that any such representations turn out to be inaccurate or with respect to potential liabilities. These arrangements may result in contingent liabilities that ultimately result in funding obligations that the Fund must satisfy through the return of distributions previously made to the Fund.
Counterparty Risks. To the extent that contracts for investment will be entered into between the Fund and a market counterparty as principal (and not as agent), the Fund is exposed to the risk that the market counterparty may, in an insolvency or similar event, be unable to meet its contractual obligations to the Fund. The Fund may have a limited number of potential counterparties for certain of its investments, which may significantly impair the Fund’s ability to reduce its exposure to counterparty risk. In addition, difficulty reaching an agreement with any single counterparty could limit or eliminate the Fund’s ability to execute such investments altogether. Because certain purchases, sales, hedging, financing arrangements and other instruments in which the Fund will engage are not traded on an exchange but are instead traded between counterparties based on contractual relationships, the Fund is subject to the risk that a counterparty will not perform its obligations under the related contracts. Although the Fund intends to pursue its remedies under any such contracts, there can be no assurance that a counterparty will not default and that the Fund will not sustain a loss on a transaction as a result.
Sources of Liquidity or Credit Support. Issuers may employ various forms of credit and liquidity enhancements, including letters of credit, guarantees, swaps, puts and demand features, and insurance provided by domestic or foreign entities such as banks and other financial institutions. The Adviser may rely on its evaluation of the credit of the issuer or the credit of the liquidity or credit enhancement provider in determining whether to purchase or hold a security supported by such enhancement. In evaluating the credit of a foreign bank or other foreign entities, factors considered may include whether adequate public information about the entity is available and whether the entity may be subject to unfavorable political or economic developments, currency controls or other government restrictions that might affect its ability to honor its commitment. Changes in the credit quality of the issuer and/or entity providing the enhancement could affect the value of the security or the Fund’s value.
Payment‑in‑Kind (“PIK”) Interest Risk. The Fund may hold investments that result in PIK interest. All things being equal, the deferral associated with PIK interest increases the loan‑to‑value ratio at a compounding rate. The market prices of PIK securities generally are more volatile than the market prices of interest-bearing securities and are likely to respond to a greater degree to changes in interest rates than interest-bearing securities having similar maturities and credit quality. Because PIK interest results in an increase in the size of the PIK securities held, the Fund’s exposure to potential losses increases when a security pays PIK interest. Additionally, the interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan.
Volatility of Commodity Prices. The performance of certain of the Fund’s investments may be substantially dependent upon prevailing prices of electricity, oil, natural gas, natural gas liquids, coal and other commodities (such as metals) and the differential between prices of specific commodities that are a primary factor in the profitability of certain conversion activities such as petroleum refining (“crack spread”) and power generation (“spark spread”). Commodity prices have been, and are likely to continue to be, volatile and subject to wide fluctuations in response to any of the following factors: (i) relatively minor changes in the supply of and demand for electricity or such other commodities; (ii) market uncertainty and the condition of various economies (including interest rates, levels of economic activity, the price of securities and the participation by other investors in the financial markets); (iii) political conditions in the United States and other project locations; (iv) the extent of domestic production and importation of oil, natural gas, natural gas liquids, coal or metals in certain relevant markets; (v) the foreign supply of oil, natural gas and metals; (vi) the prices of foreign imports; (vii) the level of consumer demand; (viii) the price and availability of alternative electric generation options; (ix) the price of steel and the outlook for steel production; (x) pandemics, wars, sanctions and weather conditions; (xi) the competitive position of electricity, ethanol/biodiesel, oil, gas or coal as a source of energy as compared with other energy sources; (xii) the industry-wide or local refining, transportation or processing capacity for natural gas or transmission capacity for electric energy; (xiii) the effect of United States and non‑U.S. federal, state and local regulation on the production, transportation and sale of electric energy and other commodities; (xiv) breakthrough technologies (such as improved storage or clean coal technologies) or government subsidies, tax credits or other support that allow alternative fuel generation projects to produce more reliable electric energy or lower the cost of such production compared to natural gas fueled electric generation projects; (xv) with respect to the price of oil, actions of the Organization of Petroleum Exporting Countries; or (xvi) the expected consumption of coking coal in steel production. While the Adviser will endeavor to take into account existing and anticipated future applicable greenhouse gas regulation in its investment decisions, changes in the regulation of greenhouse gases could impact an investment or make future investments undesirable.
Regulatory Approvals. The Fund may invest in portfolio companies believed to have obtained all material United States federal, state, local or non‑U.S. approvals, if any, required as of the date thereof to acquire and operate their facilities. In addition, the Fund may be required to obtain the consent or approval of applicable regulatory authorities in order to acquire or hold certain ownership positions in portfolio companies. A portfolio company could be materially and adversely affected as a result of statutory or regulatory changes or judicial or administrative interpretations of existing laws and regulations that impose more comprehensive or stringent requirements on such portfolio company. For example, in the case of oil and gas drilling, handling and transportation, such activities are extensively regulated, and statutory and regulatory requirements may include those imposed by energy, zoning, environmental, health, safety, labor and other regulatory or political authorities. Moreover, additional regulatory approvals, including without limitation, renewals, extensions, transfers, assignments, reissuances or similar actions, may become applicable in the future due to a change in laws and regulations, a change in the companies’ customers or for other reasons. There can be no assurance that a portfolio company will be able to (i) obtain all required regulatory approvals that it does not have at the time of the Fund’s investment or that it may be required to have in the future; (ii) obtain any necessary modifications to existing regulatory approvals; or (iii) maintain required regulatory approvals. Delay in obtaining or failure to obtain and maintain in full force and effect any regulatory approvals, or amendments thereto, or delay or failure to satisfy any regulatory conditions or other applicable requirements could prevent operation of a facility or sales to or from third parties or could result in fines or additional costs to a portfolio company. Regulatory changes in a jurisdiction where a portfolio investment is located may make the continued operation of the portfolio investment infeasible or economically disadvantageous and any expenditures made to date by such portfolio investment may be wholly or partially written off. The locations of the portfolio investments may also be subject to government exercise of eminent domain power or similar events. Any of these changes could significantly increase the regulatory-related compliance and other expenses incurred by the portfolio investments and could significantly reduce or entirely eliminate any potential revenues generated by one or more of the portfolio investments, which could materially and adversely affect returns to the Fund.
Political and Societal Challenges. Energy and energy-related infrastructure projects may be subject to siting requirements. Siting of energy projects is also frequently subject to regulation by applicable state, county and local authorities. For example, proposals to site an energy plant or engage in drilling activities in a particular location may be challenged by a number of parties, including special interest groups based on alleged security concerns, disturbances to natural habitats for wildlife and adverse aesthetic impacts, including the common “not in my backyard” phenomenon. Concerns regarding some of the techniques used in the extraction of shale gas in order to enhance recovery, such as the use of natural gas hydraulic fracturing (also known as “fracking”) may also arise, which may require governmental permits or approvals and which have recently been the subject of heightened environmental concerns and public opposition in some jurisdictions (as more fully described below). The failure of any portfolio investment to receive, renew or maintain any required permits or approvals or any inability to satisfy any requirement of any permits or approvals may result in increased compliance costs, the need for additional capital expenditures or a suspension of project operations.
Terrorist Activities. Terrorist attacks have caused instability in the world financial markets and may generate global economic instability. The continued threat of terrorism and the impact of military or other action could affect the Fund’s financial results.
Environmental Matters. Ordinary operation or the occurrence of an accident with respect to the portfolio companies in which the Fund invest could cause major environmental damage, which may result in significant financial distress to the Fund’s investments and any portfolio company holding such assets, even if covered by insurance. Certain environmental laws and regulations may require that an owner or operator of an asset address prior environmental contamination, which could involve substantial cost and other liabilities. The Fund (and the Fund investors) may therefore be exposed to substantial risk of loss from environmental claims arising in respect of its investments. Furthermore, changes in environmental laws or regulations or the environmental condition of an investment may create liabilities that did not exist at the time of its acquisition and that could not have been foreseen. Even in cases where the Fund are indemnified by the seller with respect to an investment against liabilities arising out of violations of environmental laws and regulations, there can be no assurance as to the financial viability of the seller to satisfy such indemnities or the ability of the Fund to achieve enforcement of such indemnities.
Other Risks Relating to the Fund
Limited Operating History. The Fund is a new company with limited operating history, and as a result, the Fund has minimal financial information on which investors can evaluate an investment in the Fund or prior performance. Investors must rely on the Adviser to implement the Fund’s investment policies, to evaluate all of the Fund’s investment opportunities and to structure the terms of the Fund’s investments rather than evaluating the Fund’s investments in advance. Because investors are not able to thoroughly evaluate the Fund’s investments in advance of acquiring shares, the offering of shares may entail more risk than other types of offerings. This additional risk may hinder investors’ ability to achieve their own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives. Additionally, the results of any other businesses or companies that have or have had an investment objective which is similar to, or different from, the Fund’s investment objective are not indicative of the results that the Fund may achieve. The Fund expects to have a different investment portfolio from other businesses or companies. Accordingly, the Fund’s results may differ from and are independent of the results obtained by such businesses or companies. Moreover, past performance is no assurance of future returns.
The Fund is subject to all of the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objective and that the value of investors’ investments could decline substantially or that investors’ investments could become worthless. The Adviser anticipates, based on the amount of proceeds raised in the initial or subsequent closings that it could take some time to invest substantially all of the capital expected to be raised due to market conditions generally and the time necessary to identify, evaluate, structure, negotiate and close suitable investments in private middle market companies. In order to comply with the RIC diversification requirements during the startup period, the Fund may invest proceeds in temporary investments, such as cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the time of investment, which may earn yields substantially lower than the interest, dividend or other income that the Fund seeks to receive in respect of suitable portfolio investments. The Fund may not be able to pay any significant distributions during this period, and any such distributions may be substantially lower than the distributions expected to be paid when the Fund’s portfolio is fully invested. The Fund will pay a Management Fee to the Adviser throughout this interim period irrespective of the Fund’s performance. If the Management Fee and other expenses exceed the return on the temporary investments, the Fund’s returns could be negatively impacted.
Lack of Diversification. The Fund is classified as a non‑diversified investment company within the meaning of the 1940 Act, which means that the Fund is not limited by the 1940 Act with respect to the proportion of its assets that it may invest in securities of a single issuer. To the extent that the Fund assumes large positions in the securities of a small number of issuers, its net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. The Fund may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond the Fund’s asset diversification requirements as a RIC under the Code, the Fund does not have fixed guidelines for diversification, and its investments could be concentrated in relatively few portfolio companies. Although the Fund is classified as a non‑diversified investment company within the meaning of the 1940 Act, it maintains the flexibility to operate as a diversified investment company. To the extent that the Fund operates as a non‑diversified investment company, it may be subject to greater risk.
During the period of time in which the Fund is deploying its initial capital, the Fund may make a limited number of investments. In addition, the Fund does not have fixed guidelines for diversification by industry or type of security, and investments may be concentrated in only a few industries or types of securities. Further, if the expected amount of leverage is not obtained or deployed, the Fund may be more concentrated in an investment than originally anticipated. As a result, the Fund’s investments may be concentrated and the poor performance of a single investment may have pronounced negative consequences to the Fund and the aggregate returns realized by the Fund investors.
Senior Management Personnel of the Adviser. Since the Fund has no employees, it depends on the investment expertise, skill and network of business contacts of the Adviser. The Adviser evaluates, negotiates, structures, executes, monitors and services the Fund’s investments. The Fund’s future success depends to a significant extent on the continued service and coordination of the Adviser and its portfolio management team. The departure of any members of the Adviser’s portfolio management team could have a material adverse effect on the Fund’s ability to achieve its investment objective.
The Fund’s ability to achieve its investment objective depends on the Adviser’s ability to identify, analyze, invest in, finance and monitor companies that meet the Fund’s investment criteria. The Adviser’s capabilities in managing the investment process, providing competent, attentive and efficient services to the Fund, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve the Fund’s investment objective, the Adviser may need to hire, train, supervise and manage new investment professionals to participate in the Fund’s investment selection and monitoring process. The Adviser may not be able to find investment professionals in a timely manner or at all. Failure to support the Fund’s investment process could have a material adverse effect on the Fund’s business, financial condition and results of operations.
In addition, the Management Contract has termination provisions that allow the parties to terminate the agreements without penalty. The Management Contract may be terminated at any time, without penalty, by the Adviser upon 60 days’ notice to the Fund. If the Management Contract is terminated, it may adversely affect the quality of the Fund’s investment opportunities. In addition, in the event the Management Contract is terminated, it may be difficult for the Fund to replace the Adviser. Furthermore, the termination of the Management Contract may adversely impact the terms of the Fund’s or its subsidiaries’ financing facilities or any financing facility into which the Fund or its subsidiaries may enter in the future, which could have a material adverse effect on the Fund’s business and financial condition.

Key Personnel Risk. The Fund will depend on the diligence, skill, experience and network of business contacts of the Adviser’s portfolio management team. There can be no assurances that certain members of the team will continue to provide investment services to the Adviser. The loss of key personnel would limit the Fund’s ability to achieve its investment objective and operate as anticipated. None of the Fund, the Adviser or its affiliates maintains key person life insurance for any of its personnel.
FDS Relationships. The Fund expects that FDS will depend on its existing relationships with private equity sponsors, investment banks and commercial banks, and the Fund expects to rely to a significant extent upon these relationships for purposes of potential investment opportunities. If FDS fails to maintain its existing relationships or develop new relationships with other sources or sponsors of investment opportunities, the Fund may not be able to expand its investment portfolio. In addition, individuals with whom FDS has relationships are not obligated to provide the Fund with investment opportunities and, therefore, there is no assurance that such relationships will generate investment opportunities for the Fund.
Shares Not Listed; No Market for Shares. The Fund has been organized as a closed‑end management investment company. Closed‑end funds differ from open‑end management investment companies (commonly known as mutual funds) because investors in a closed‑end fund do not have the right to redeem their shares on a daily basis. Unlike most closed‑end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares. Therefore, an investment in the Fund, unlike an investment in a typical closed‑end fund, is not a liquid investment.
Closed‑end Interval Fund; Liquidity Risks. The Fund is a non‑diversified, closed‑end management investment company structured as an “interval fund” and designed primarily for long-term investors. The Fund is not intended to be a typical traded investment. There is no secondary market for the Fund’s Shares and the Fund expects that no secondary market will develop. An investor should not invest in the Fund if the investor needs a liquid investment. Closed‑end funds differ from open‑end management investment companies, commonly known as mutual funds, in that investors in a closed‑end fund do not have the right to redeem their shares on a daily basis at a price based on NAV. Although the Fund, as a fundamental policy, will make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. In connection with any given repurchase offer, it is likely that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares. Hence, an investor may not be able to sell its Shares when and/or in the amount that it desires.
Competition for Investment Opportunities. The Fund competes for investments with other closed‑end funds and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested. As a result of these new entrants, competition for investment opportunities may intensify. Many of the Fund’s competitors are substantially larger and may have considerably greater financial, technical and marketing resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments than it has. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and pay more competitive prices for investments than it is able to do. The Fund may lose investment opportunities if it does not match its competitors’ pricing. If the Fund is forced to match its competitors’ pricing, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on it as a closed‑end fund.

“Best-Efforts” Offering Risk. This offering is being made on a best efforts basis, whereby the Distributor is only required to use its best efforts to sell the Shares and has no firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum offering amount is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base.
Inadequate Return Risk. No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in its Shares.
Inadequate Network of Broker-Dealer Risk. The success of the Fund’s continuous public offering, and correspondingly the Fund’s ability to implement its investment objective and strategies, depends upon the ability of the Distributor to establish, operate and maintain a network of selected broker-dealers to sell the Shares. If the Distributor fails to perform, the Fund may not be able to raise adequate proceeds through the Fund’s continuous public offering to implement the Fund’s investment objective and strategies. If the Fund is unsuccessful in implementing its investment objective and strategies, an investor could lose all or a part of his or her investment in the Fund.
Registration under the U.S. Commodity Exchange Act. Registration with the CFTC as a “commodity pool operator” or any change in the Fund’s operations necessary to maintain the Adviser’s ability to rely upon exemption from registration as such could adversely affect the Fund’s ability to implement its investment program, conduct its operations and/or achieve its objective and subject the Fund to certain additional costs, expenses and administrative burdens.
Repurchase Offers Risks. As described under “Share Repurchase Program,” the Fund is an “interval fund” and, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c‑3 under the 1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and generally are funded from available cash or sales of portfolio securities. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratios. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities, and may limit the ability of the Fund to participate in new investment opportunities. In addition, the Fund may be required to sell portfolio securities (including at inopportune times) to satisfy repurchase requests, resulting in heightened portfolio turnover rates and increased transaction costs that must be borne by the Fund and its Shareholders. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. Certain Shareholders may from time to time own or control a significant percentage of the Fund’s Shares. Repurchase requests by these Shareholders of these Shares of the Fund may cause repurchases to be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased in connection with any repurchase offer. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarterly period, thereby increasing the likelihood that proration will occur. The NAV of Shares tendered in a repurchase offer may fluctuate between the date a Shareholder submits a repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline and the Repurchase Pricing Date. Such fluctuations may be exacerbated by currency fluctuations (to the extent any of the Fund’s investments are denominated in foreign currencies) and other market developments. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a Shareholder submits a repurchase request. See “Share Repurchase Program.”
Distribution Payment Risk. The Fund cannot assure investors that the Fund will achieve investment results that will allow the Fund to make a specified level of distributions or year‑to‑year increases in distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, maintenance of the Fund’s RIC status, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.
In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Fund’s distributions may constitute a return of capital to Shareholders. To the extent that the Fund pays distributions that constitute a return of capital for U.S. federal income tax purposes, it will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment, rather than a return of earnings or gains derived from the Fund’s investment activities, and generally results in a reduction of the tax basis in the Shares. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.
Risks Associated with the Fund Distribution Policy. The Fund intends to make regular distributions. The Fund may pay out less than all of its net investment income to the extent consistent with maintaining its ability to be subject to tax as a “regulated investment company” under the Code, pay out undistributed income from prior months, return capital in addition to current period net investment income or borrow money to fund distributions. The distributions for any full or partial calendar year might not be made in equal amounts, and one distribution may be larger than the other. The Fund will make a distribution only if authorized by the Board and declared by the Fund out of assets legally available for these distributions. This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its Shareholders because it may result in a return of capital resulting in less of a Shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratios. If a distribution constitutes a return of capital, it means that the Fund is returning to Shareholders a portion of their investment rather than making a distribution that is funded from the Fund’s earned income or other profits. The Fund’s distribution policy may be changed at any time by the Board.
There is a possibility that the Fund may make total distributions during a calendar or taxable year in an amount that exceeds the Fund’s net investment company taxable income and net capital gains for the relevant taxable year. In such situations, if a distribution exceeds the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), a portion of each distribution paid with respect to such taxable year would generally be treated as a return of capital for U.S. federal income tax purposes, thereby reducing the amount of a Shareholder’s tax basis in such Shareholder’s Fund Shares. When a Shareholder sells Fund Shares, the amount, if any, by which the sales price exceeds the Shareholder’s tax basis in Fund Shares may be treated as a gain subject to tax. Because a return of capital reduces a Shareholder’s tax basis in Fund Shares, it generally will increase the amount of such Shareholder’s gain or decrease the amount of such Shareholder’s loss when such Shareholder sells Fund Shares. To the extent that the amount of any return of capital distribution exceeds a Shareholder’s tax basis in Fund Shares, such excess generally will be treated as gain from a sale or exchange of the Shares.
If the Fund elects to issue preferred Shares and/or notes or other forms of indebtedness, its ability to make distributions to its Shareholders may be limited by the asset coverage requirements and other limitations imposed by the 1940 Act and the terms of the Fund’s preferred Shares, notes or other indebtedness.
Tax Risk Associated with Fund Distributions. Under the DRP, if the Fund declares a dividend in shares of its common stock instead of in cash, shareholders who have not elected to “opt out” will have their cash dividends automatically reinvested in additional shares of the Fund’s common stock, rather than receiving the cash distributions. Shareholders who receive distributions in the form of Shares generally are subject to the same U.S. federal, state and local tax consequences as shareholders who elect to receive their distributions in cash. However, since their distributions will be reinvested, those shareholders will not receive cash with which to pay any applicable taxes on such reinvested distributions. As a result, shareholders that have not opted out of the DRP may have to use funds from other sources to pay any tax liabilities imposed upon them based on the value of the Shares received.
Investment Dilution Risk. The Fund’s investors do not have preemptive rights to any Shares the Fund may issue in the future. The Fund’s amended and restated declaration of trust (the “Declaration of Trust”) authorizes it to issue an unlimited number of Shares. The Board may make certain amendments to the Declaration of Trust. After an investor purchases Shares, the Fund may sell additional Shares in the future or issue equity interests in private offerings. To the extent the Fund issues additional equity interests after an investor purchases its Shares, such investor’s percentage ownership interest in the Fund will be diluted.
Anti-Takeover Risk. The Declaration of Trust and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire it. Subject to the limitations of the 1940 Act, the Board may, without Shareholder action, authorize the issuance of Shares in one or more classes or series, including preferred Shares; and the Board may, without Shareholder action, make certain amendments to the Declaration of Trust. These anti-takeover provisions may inhibit a change of control in circumstances that could give Shareholders the opportunity to realize a premium over the value of the Shares.
Potential Conflicts of Interest Risk—Relationship among the Fund, the Adviser and the Portfolio Managers. The Adviser has a conflict of interest between its responsibility to act in the best interests of the Fund, on the one hand, and any benefit, monetary or otherwise, that results to it or its affiliates from the operation of the Fund, on the other hand. As an example, because the Management Fee received by the Adviser is based on Managed Assets which are total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes), the Adviser has a financial incentive for the Fund to use certain forms of leverage which may create a conflict of interest between the Adviser, on the one hand, and the Fund’s Shareholders, on the other hand.
The functions performed by the Adviser are not exclusive. The Adviser, its affiliates and their principals and employees serve as investment adviser, managing member or general partner to other investment funds, pooled investment vehicles and client accounts (the “Other Clients”) and conduct investment activities for their own accounts. Other Clients may have investment objectives and investment strategies that are substantially identical to that of the Fund. Due to a difference in fees attributable to the Other Clients, which may be higher than those attributable to the Fund either on percentage terms or in total dollar amounts received by the Adviser and/or its affiliates, it is possible that the Adviser could allocate investment opportunities among the Other Clients and the Fund in a manner that favors the performance of Other Clients and adversely impacts the performance of the Fund. In addition, the principals and employees of the Adviser and its affiliates may and do also make investments of their own personal assets in the Fund and in Other Clients of the Adviser and its affiliates.
Investment decisions for the Fund and for such Other Clients are made with a view to achieving their respective investment objectives and after consideration of certain factors which may include their current holdings, availability of cash for investment, and the size of their positions generally. The Adviser, its affiliates and their principals and employees may give advice or take action with respect to the Other Clients that differs from the advice given with respect to the Fund.
The Fund could be disadvantaged because of activities conducted by the Adviser and its affiliates for the Other Clients as a result of, among other things: (i) legal restrictions on the combined size of positions which may be taken for the Fund and Other Clients, thereby limiting the size of the Fund’s position; and (ii) the difficulty of liquidating an investment for more than one account where the market cannot absorb the sale of the combined positions.

Frequently, a particular investment may be bought or sold for only the Fund or only one Other Client, or in different amounts and at different times for more than one but less than all Other Clients, and the Fund may or may not be included in such purchase or sale. Likewise, a particular investment may be bought for the Fund or one or more Other Clients when one or more Other Clients are selling the same security. In addition, purchases or sales of the same investment may be made for two or more Other Clients (and possibly for the Fund) on the same date. Certain of the Other Clients have different terms, fees (including incentive fees) and investment objectives from the Fund. In such events, such transactions will be allocated among the Fund and Other Clients in a manner believed by the Adviser and its affiliates to be equitable to each in accordance with its policies. In effecting transactions, it may not always be possible, or consistent with the possibly differing investment objectives of the various Other Clients and of the Fund, to take or liquidate the same investment positions at the same time or at the same prices. See “Conflicts of Interest—Co‑Investment Transactions” below.
As a result of the foregoing, the Adviser, its affiliates and their principals and employees may have conflicts of interest in allocating their time and activity between the Fund and Other Clients, in allocating investments among the Fund and Other Clients and in effecting transactions between the Fund and Other Clients, including ones in which the Adviser, its affiliates and their principals and employees may have a greater financial interest.
In addition, the Adviser, its affiliates and their principals and employees, including employees of the Adviser, may make personal investments in third-party entities (directly or through investment funds managed by third-party managers). Such entities may enter into transactions with the Fund, presenting a conflict of interest for the Adviser between acting in the best interests of the Fund and enhancing the returns of such personal investments.
Potential Conflicts of Interest Risk—Investment in Affiliated Investment Companies. The Fund may invest in securities of other investment companies, which may include investment companies advised by the Adviser or an affiliate that operate as mutual funds, ETFs or BDCs. In particular, during an initial ramping up period, the Fund expects to primarily obtain exposure to direct lending investments indirectly by investing in the Fidelity Private Credit Fund, a closed‑end investment management company that has elected to be treated as a BDC. The Fidelity Private Credit Fund is also advised by FDS and makes investments consistent with the direct lending strategies discussed above. During that ramping up period, the Fund’s investments in the Fidelity Private Credit Fund may represent a significant portion of the Fidelity Private Credit Fund’s total capital. Potential conflicts of interest situations could occur where the Adviser is subject to competing interests that have the potential to influence its investment decisions for the Fund and which decisions could adversely impact the Fund. For example, the Adviser may be subject to potential conflicts of interest in investing in affiliated investment companies because the Adviser and its affiliates receive management, transfer agent and/or other fees from affiliated investment companies (such as money market funds advised by FDS or its affiliates) and not from other investment companies. In addition, the portfolio managers may have an incentive to select certain affiliated investment companies due to compensation considerations or to support new investment strategies or the cash flow needs of certain affiliated investment companies. For example, the Adviser may be influenced by its view of the best interests of certain affiliated investment companies, such as a view that an affiliated investment company may benefit from additional assets or could be harmed by redemptions. The Adviser and the portfolio managers have a fiduciary duty to the Fund to act in the Fund’s best interests when selecting investments. Under the oversight of the Board and pursuant to applicable policies and procedures, the Adviser will carefully analyze any such situation and take all steps it believes to be necessary to minimize and, where possible, eliminate potential conflicts. The Fund’s activities may be limited or restricted because of laws and regulations applicable to the Adviser or the Fund or applicable policies and procedures of the Adviser or the affiliated investment company. For example, if a portfolio manager comes into possession of material, non‑public information about an affiliated investment company, the portfolio manager could potentially be restricted from transacting in the affiliated investment company’s shares, which may adversely affect the Fund.
Potential Conflicts of Interest Risk—Material, Non‑Public Information. The Adviser and its affiliates will come into possession of confidential information with respect to an issuer. The Adviser may be restricted from buying, originating or selling securities, loans of, or derivatives with respect to, the issuer on behalf of the Fund until such time as the information becomes public or is no longer deemed material such that it would preclude the Fund from participating in an investment. Disclosure of such information to the Adviser’s personnel responsible for the affairs of the Fund will be on a need‑to‑know basis only, and the Fund may not be free to act for the Fund upon any such information. Therefore, the Fund may not have access to confidential information in the possession of the Adviser that might be relevant to an investment decision to be made for the Fund. In addition, the Adviser, in an effort to avoid buying or selling restrictions on behalf of the Fund or Other Clients, may choose to forego an opportunity to receive (or elect not to receive) information that other market participants or counterparties, including those with the same positions in the issuer as the Fund, are eligible to receive or have received, even if possession of such information would otherwise be advantageous to the Fund.
In addition, affiliates of the Adviser within Fidelity may come into possession of confidential information with respect to an issuer. The Adviser may be restricted from buying, originating or selling securities, loans of, or derivatives with respect to, the issuer on behalf of the Fund if the Adviser deemed such restriction appropriate. Disclosure of such information to the Adviser’s personnel responsible for the affairs of the Fund will be on a need‑to‑know basis only, and the Fund may not be free to act upon any such information. Therefore, the Fund may not have access to confidential information in the possession of the Adviser or its affiliates that might be relevant to an investment decision to be made by the Fund. Accordingly, the Fund may not be able to initiate a transaction that it otherwise might have initiated and may not be able to sell an investment that it otherwise might have sold.
Potential Conflicts of Interest Risk—Investments in Different Parts of an Issuer’s Capital Structure. The Fund and Other Clients may invest in securities or purchase a loan relating to different parts of the capital structure of a single issuer, subject to the limitations of the 1940 Act. In some cases, the Adviser or its affiliates may exercise rights, provide additional capital, or approve or disapprove of certain corporate actions for certain Other Clients with respect to an issuer, or refrain from taking any such action or decision, and such actions or decisions may adversely impact the value or rights of securities or loans held by the Fund.
For example, if an Other Client holds loans, securities, or other positions in the capital structure of an issuer that rank senior in preference to the holdings of the Fund in the same issuer, and the issuer experiences financial or operational challenges, the Adviser or its affiliates, acting on behalf of the Other Client, may exercise its rights or provide additional capital in connection with a liquidation, reorganization, or restructuring of the issuer with terms that may have an adverse effect on or otherwise conflict with the interests of the Fund. For example, in connection with any lending arrangements involving the issuer in which the Fund participates, the Adviser or its affiliates, on behalf of certain Other Clients, may seek to exercise rights under the applicable loan agreement or other document in a manner that may prove detrimental to positions held by the Fund. Alternatively, in situations in which the Fund holds a more senior position as compared to positions held by Other Clients in the capital structure of an issuer experiencing financial or other difficulties, the Adviser or its affiliates may determine not to pursue actions and remedies available to the Fund or enforce particular terms that might be unfavorable to Other Clients so long as such determination does not adversely affect the Fund. Additionally, the Adviser or its affiliates may negotiate for a new investment to rank senior to an existing investment or negotiate for other terms that are advantageous to Other Clients making the new investment but disadvantageous to the Fund to the extent it only holds the existing investment.
In addition, if Other Clients hold voting securities of an issuer in which the Fund holds loans, bonds, or other credit-related assets or securities, the Adviser or its affiliates may vote on certain matters in a manner that has an adverse effect on the positions held by the Fund. Conversely, the Fund may hold voting securities of an issuer in which Other Clients hold credit-related assets or securities, and the Adviser or its affiliates may determine on behalf of the Other Clients not to vote in a manner adverse to the Other Clients (including by abstaining from the relevant vote or voting in line with other pari passu investors in the same debt tranche) so long as such vote does not adversely affect the Fund.
Further, the Fund is prohibited under the 1940 Act from participating in certain transactions with certain affiliates (including portfolio companies of Other Clients) without the prior approval of a majority of the Independent

Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of the outstanding voting securities will be an affiliate of the Fund for purposes of the 1940 Act and generally the Fund will be prohibited from buying or selling any securities from or to such affiliate. However, the Fund may under certain circumstances purchase any such affiliate’s loans or securities in the secondary market, which could create a conflict for the Adviser between the Fund’s interests and the interests of such affiliate, in that the ability of the Adviser to recommend actions in the Fund’s best interest may be limited. The 1940 Act also prohibits certain “joint” transactions with certain affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of the Board and, in some cases, the SEC.
Portfolio Valuation Risk. The Adviser, subject to the oversight of the Board, determines the valuation of the Fund’s investments. It is expected that most of the Fund’s investments will not have readily available market quotations, which will require the Adviser to estimate, in accordance with the Adviser’s valuation policies, the fair value of such investments on the valuation date. Fair value pricing is based on subjective judgments, and it is possible that the fair value of a security may differ materially from the value that would be realized if the security were sold. Absent bad faith or manifest error, valuation determinations of the Adviser will be conclusive and binding on the Fund investors.
In addition, the Adviser may have an interest in determining higher valuations in order to be able to present better performance to prospective investors. In certain cases, the Fund may hold an investment in an issuer experiencing distress or going through bankruptcy. In such a situation, the Adviser may continue to place a favorable valuation on such investment due to the Adviser’s determination that the investment is sufficiently secured despite the distressed state or bankruptcy of the issuer. However, no assurances can be given that this assumption is justified or that such valuations will be accurate in the long term. In addition, an investment in a portfolio company may not be permanently written‑off or permanently written down despite its distressed state or covenant breach until such portfolio company experiences a material corporate event (e.g., bankruptcy or partial sale) which establishes an objective basis for such revised valuation. In these circumstances, the Adviser has an interest in delaying any such write-offs or write-downs to maintain a higher management fee base and thus, management fees paid to the Adviser.
In addition, the Fund may rely on third-party valuation services to assist in determining the value of certain investments. An investment may not have a readily ascertainable market value and accordingly, could potentially make it difficult to determine a fair value of an investment and may yield an inaccurate valuation. Further, because of the Adviser’s knowledge of the investment, the valuation service may defer to the Adviser’s valuation even where such valuation may not be accurate or the determination thereof involved a conflict of interest. Additionally, the Fund may also choose to discontinue the use of any third-party valuation service at any time, which could create a conflict of interest and impair the third-party valuation service’s independence. An inaccurate valuation of an investment could have a substantial impact on the Fund.
Portfolio Turnover Risk. The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to the Fund and, ultimately, Shareholders, will be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund.
Cybersecurity. With the increased use of technologies such as the Internet and cloud computing to conduct business, the Fund is susceptible to operational, information security and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial‑of‑service attacks on websites (i.e., efforts to make network services unavailable to intended users). Cyber incidents affecting the Fund’s or the Adviser’s service providers have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with the Fund’s ability to value its investments, impediments to trading, the inability of shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. Similar adverse consequences could result from cyber incidents affecting counterparties with which the Fund engages in transactions, governmental and other regulatory authorities, exchange and other financial market operators, banks, brokers, dealers, insurance companies and other financial institutions (including financial intermediaries and service providers) and other parties. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While the Fund’s service providers have established business continuity plans in the event of, and risk management systems to prevent, such cyber incidents, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Fund cannot control the cyber security plans and systems put in place by its service providers or any other third parties whose operations may affect the Fund or its shareholders. The Fund and its shareholders could be negatively impacted as a result.
Use of Subsidiaries. By investing in any subsidiary, the Fund will be indirectly exposed to the risks associated with such subsidiary’s investments. The instruments that will be held by any subsidiary will generally be similar to those that are permitted to be held by the Fund and will be subject to the same risks that apply to similar investments if held directly by the Fund. The subsidiaries will not be registered under the 1940 Act, and, unless otherwise noted in this prospectus, will not be subject to all the investor protections of the 1940 Act. However, the Fund will wholly own and control any subsidiary, and the Fund and any subsidiary will each be managed by the Adviser and share the same portfolio management teams. The Board will have oversight responsibility for the investment activities of the Fund, including its investment in the subsidiaries, and the Fund’s role as sole shareholder of any subsidiary. Changes in the laws of the United States and/or any jurisdiction in which a subsidiary is formed could result in the inability of the Fund and/or the subsidiaries to operate as described in this prospectus and the statement of additional information and could adversely affect the Fund. For example, changes in U.S. tax laws could affect the U.S. tax treatment of, or consequences of owning, the Fund or the subsidiaries, including under the RIC rules.
Risks Relating to Fund’s RIC Status. Although the Fund intends to elect to be treated as a RIC under Subchapter M of the Code, no assurance can be given that the Fund will be able to qualify for and maintain RIC status. If the Fund qualifies as a RIC under the Code, the Fund generally will not be subject to corporate-level federal income taxes on its income and capital gains that are timely distributed (or deemed distributed) as dividends for U.S. federal income tax purposes to its Shareholders. To qualify as a RIC under the Code and to be relieved of federal taxes on income and gains distributed as dividends for U.S. federal income tax purposes to the Fund’s Shareholders, the Fund must, among other things, meet certain source‑of‑income, asset diversification and distribution requirements. The distribution requirement for a RIC is satisfied if the Fund distributes dividends each tax year for U.S. federal income tax purposes of an amount generally at least equal to 90% of the sum of its net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to the Fund’s Shareholders.
RIC‑Related Risks of Investments Generating Non‑Cash Taxable Income. Certain of the Fund’s investments will require the Fund to recognize taxable income in a tax year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt instruments that will be treated as having “market discount” and/or original issue discount (“OID”) (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or issued with equity or warrants) for U.S. federal income tax purposes. Because the Fund may recognize income in respect of these investments before, or without receiving, cash representing such income (e.g., PIK interest), the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize additional gain or loss on such liquidations. In the event the Fund realizes additional net capital gains from such liquidation transactions, Shareholders may receive larger capital gain distributions than it or they would in the absence of such transactions.
Instruments that are treated as having OID for U.S. federal income tax purposes may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral. Loans that are treated as having OID generally represent a significantly higher credit risk than coupon loans. Accruals on such instruments may create uncertainty about the source of Fund distributions to Shareholders. OID creates the risk of non‑refundable cash payments to the Adviser based on accruals that may never be realized. In addition, the deferral of PIK interest also reduces a loan’s loan‑to‑value ratio at a compounding rate.
Uncertain Tax Treatment. The Fund expects to invest a substantial portion of its Net Assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary in connection with the Fund’s intention to distribute sufficient income each tax year to minimize the risk that it becomes subject to U.S. federal income or excise tax.

MANAGEMENT OF THE FUND
Trustees
Pursuant to the Declaration of Trust and bylaws, the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The Board consists of four members, three of whom are considered Independent Trustees. The Trustees are subject to removal or replacement in accordance with Delaware law and the Declaration of Trust. The Trustees serving on the Board were elected by the organizational Shareholder of the Fund. The Statement of Additional Information provides additional information about the Trustees.
The Board, including a majority of the Independent Trustees, oversees and monitors the Fund’s management and operations. The Board reviews on an annual basis the Management Contract to determine, among other things, whether the fees payable under such agreement are reasonable in light of the services provided.
The Adviser
FDS serves as the Fund’s investment adviser pursuant to the terms of the Management Contract and subject to the authority of, and any policies established by, the Board. Pursuant to the Management Contract, the Adviser manages the Fund’s investment portfolio, directs purchases and sales of portfolio securities and reports thereon to the Fund’s officers and Trustees regularly. As an investment adviser, FDS has expertise in managing a range of credit portfolios, including portfolios of illiquid investments.
FDS also provides the Fund with all necessary office facilities, equipment and personnel for servicing the investments of the Fund, compensates all officers of the Fund and all Trustees who are interested persons of the Fund or of FDS, and compensates all personnel of the Fund or FDS performing services relating to research, statistical and investment activities. In addition, FDS or its affiliates, subject to the supervision of the Board, provide the management and administrative services necessary for the operation of the Fund. These services include providing facilities for maintaining the Fund’s organization; supervising relations with custodians, transfer and pricing agents, accountants, underwriters and other persons dealing with the Fund; preparing all general shareholder communications and conducting shareholder relations; maintaining the Fund’s records and the registration of the Fund’s shares under federal securities laws and making necessary filings under state securities laws; developing management and shareholder services for the Fund; and furnishing reports, evaluations and analyses on a variety of subjects to the Trustees.
FDS is a registered investment adviser under the Advisers Act, and a wholly-owned subsidiary of FMR. FMR is the ultimate parent company of FDS. At present, the primary business activities of FMR and its subsidiaries are: (i) the provision of investment advisory, management, shareholder, investment information and assistance and certain fiduciary services for individual and institutional investors; (ii) the provision of securities brokerage services; (iii) the management and development of real estate; and (iv) the investment in and operation of a number of emerging businesses.
Investment Personnel
Overall allocation decisions and investment decisions regarding all investments (other than with respect to direct lending) are primarily the responsibility of the Fund’s two co‑lead portfolio managers: Adam Kramer and Brian Chang. In addition, investment decisions regarding direct lending are primarily the responsibility of three of the Fund’s portfolio managers: David Gaito, Therese Icuss and Jeffrey Scott. The Statement of Additional Information provides additional information about portfolio manager compensation, other accounts managed and the portfolio managers’ ownership of securities in the Fund.

Below is biographical information relating to the portfolio managers:
Adam Kramer
Adam Kramer is a portfolio manager in the High Income and Alternatives division at Fidelity Investments (“Fidelity”). In this role, he manages several multi-asset income funds and manages opportunistic high-yield bond strategies for institutional investors as well as a high-income fund available exclusively to Canadian investors. Mr. Kramer began working full time at Fidelity in 2000 as a research analyst and has since covered a variety of industries. Prior to joining Fidelity in 1999, Mr. Kramer worked for RSM Richter in Montreal as a chartered accountant and auditor. He has been in the financial industry since 1994. Mr. Kramer earned his Bachelor of Commerce degree in accounting and a graduate diploma in public accountancy from McGill University. He also earned his Master of Business Administration degree from Cornell University. Mr. Kramer is a Chartered Professional Accountant (CPA) and was awarded a Chartered Accountant (CA) designation.
Brian Chang
Brian Chang is a portfolio manager in the High Income and Alternatives division at Fidelity. In this role, Mr. Chang is the lead portfolio manager for the Fidelity Sustainable High Yield ETF. He also co‑manages Fidelity Capital & Income Fund, Fidelity Advisor High Income Advantage Fund, Fidelity and Fidelity Advisor Leveraged Company Stock Funds, Fidelity Preferred Securities & Income ETF, and the U.S. high-yield sub‑portfolios of Fidelity and Fidelity Advisor Strategic Income Funds and Fidelity VIP Strategic Income Portfolio. He is also the co‑manager on the preferred sleeve of Fidelity Strategic Dividend and Income Fund and the State of Massachusetts Pension HY account. He has been in the financial industry since 2002. Prior to assuming his current responsibilities, Mr. Chang was a research analyst in the High Income division. In this capacity, he covered sectors including aerospace and defense, airlines, cable, services, technology, telecom and trucking. Mr. Chang earned his Bachelor of Arts degree in mathematical methods in the social sciences and Bachelor of Arts degree in economics from Northwestern University. He also earned his Master of Business Administration from Columbia Business School.
David Gaito
David Gaito is head of direct lending in the High Income and Alternatives division at Fidelity. Mr. Gaito leads Fidelity’s direct lending business, which is focused on making credit investments to middle market companies predominantly owned by private equity firms. Mr. Gaito is a member of the Direct Lending Investment Committee. Prior to joining Fidelity in April 2021, Mr. Gaito held several senior roles during a distinguished career at PNC Corporate and Institutional Banking. He was most recently an executive vice president and division executive for PNC’s middle market senior secured lending platform, with responsibility for managing the daily operations of a division that included the Boston, Chicago, New York, and Toronto hubs. In this capacity, he was responsible for all aspects of the division’s credit management and new business origination. David has an extensive track record in leading divisions, acquiring talent, and mentoring employees to grow assets under management. He brings over 20 years of expertise to the role and has been in the financial industry since 1999. Mr. Gaito earned his Bachelor of Science degree in economics from St. Vincent’s College. He is also a Chartered Financial Analyst (CFA) charterholder.
Therese Icuss
Therese Icuss is a managing director of underwriting and credit in the High Income and Alternatives division at Fidelity. Ms. Icuss is a member of the Direct Lending Investment Committee and oversees the credit, underwriting, and portfolio management functions for Fidelity’s direct lending business. Prior to joining Fidelity in September 2021, Ms. Icuss was co‑head of underwriting at Twin Brook Capital Partners responsible for oversight of a portfolio of nearly 180 borrowers and $10B+ AUM, including distressed and workout management and oversight of all new direct origination and management of a team of 40+ underwriters. Prior to that, she worked as a director at Chase Capital responsible for middle market credit and deal execution for senior, 2nd lien, mezzanine and equity investments and ongoing portfolio management including workout responsibilities. She also worked as an analyst at JP Morgan Bank, NA where she held various roles in commercial banking credit, including portfolio management responsibility for a middle market credit portfolio. She has been in the financial industry since 2005. Ms. Icuss earned her Bachelor of Science degree in finance from the University of Illinois at Urbana-Champaign.
Jeffrey Scott
Jeffrey Scott is a managing director in the High Income and Alternatives division at Fidelity. Mr. Scott is a member of the Direct Lending Investment Committee and is focused on marketing strategy, relationship management, sourcing and investment selection. Prior to joining Fidelity in July 2021, Mr. Scott was managing director at Madison Capital Funding where he sourced and structured senior, unitranche, mezzanine and equity co‑investments with a focus on high-quality sponsor-backed companies. Prior to that, he worked as a managing director at Cerberus Capital responsible for running the Chicago office and focused on sourcing, underwriting, and structuring higher-yielding senior, 2nd lien and unitranche loans for more storied middle market companies. He also worked as an associate at Antares Capital and underwrote senior cash flow loans and equity co‑investments for private equity backed middle market companies. He has been in the financial industry since 1997. Mr. Scott earned his Bachelor of Arts degree in economics from Wheaton College, as well as his Master of Business Administration degree in finance and entrepreneurship from the University of Chicago Booth School of Business.
Control Persons and Principal Holders of Securities
A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. As of October 13, 2023, except as noted below, there were no Shareholders that held greater than 25% of the voting securities of the Fund.
FDS and/or its affiliate has provided the initial investments in the Fund. For so long as FDS and/or its affiliate has a greater than 25% interest in the Fund, they respectively may be deemed to be a “control person” of the Fund for purposes of the 1940 Act.
Service Agent
The Fund has entered into a service agent agreement with Fidelity Service Company, Inc. (“FSC”), an affiliate of FDC (or an agent, including an affiliate). Under the terms of the agreement, FSC calculates the NAV and dividends for Shares, maintains the Fund’s portfolio and general accounting records, and administers the Fund’s securities lending program.
For providing pricing and bookkeeping services, FSC receives a monthly fee based on the Fund’s average daily net assets throughout the month.
The annual rates for pricing and bookkeeping services for the Fund are 0.0472% of the first $500 million of average net assets, 0.0333% of average net assets between $500 million and $3.5 billion, 0.0041% of average net assets between $3.5 billion and $25 billion, and 0.0019% of average net assets in excess of $25 billion.
The Fund bears the cost of pricing and bookkeeping services under the terms of its service agent agreement with FSC.

Custodian, Distribution Paying Agent, Transfer Agent and Registrar
The Fund’s securities are held under a custody agreement by State Street Bank and Trust Company. The address of the custodian is 1 Lincoln Street, Boston, Massachusetts, 02111.
Fidelity Investments Institutional Operations Company LLC (“FIIOC”), an affiliate of FDS, serves as the Fund’s transfer agent, distribution paying agent and registrar. The principal business address of FIIOC is 245 Summer Street, Boston, Massachusetts 02210.

FUND EXPENSES
The Fund will bear the following costs and expenses of the Fund’s operations, administration, and transactions:

•	investment advisory fees, including management fees, to the Adviser, pursuant to the Management Contract;

•	fees paid under the Services Agreement;

•
organization and offering expenses associated with this offering (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses, including reasonable bona fide due diligence expenses of participating intermediaries supported by detailed and itemized invoices, but excluding the shareholder servicing fee);

•
all taxes, fees, costs, and expenses, retainers and/or other payments of accountants, legal counsel, advisers (including tax advisers), administrators, auditors (including with respect to any additional auditing required under The Directive 2011/61/EU of the European Parliament and of the Council of 8 June 2011 on Alternative Investment Fund Managers and any applicable legislation implemented by an EEA Member state in connection with such Directive), investment bankers, administrative agents, paying agents, depositaries, custodians, directors, sub‑custodians, consultants (including individuals consulted through expert network consulting firms), engineers, senior advisers, industry experts, operating partners, deal sourcers (including personnel dedicated to but not employed by the Administrator, or its affiliates), and other professionals (except to the extent such taxes, fees, costs, and expenses are borne by the Administrator or its affiliates under the Services Agreement or under the terms of the Management Contract);

•	the cost of effecting any sales and repurchases of the common shares of the Fund and other securities;

•	fees and expenses payable under any distribution agreement or selected dealer agreement, if any;

•	distribution and/or shareholder servicing fees;

•	Distributor costs;

•
interest and fees and expenses arising out of all borrowings, guarantees and other financings or derivative transactions (including interest, fees and related legal expenses) made or entered into by the Fund, including, but not limited to, the arranging thereof and related legal expenses;

•	fees and expenses of any third-party valuation services;

•	all fees, costs and expenses of any loan servicers and other service providers and of any custodians, lenders, investment banks and other financing sources;

•	costs incurred in connection with the formation or maintenance of entities or vehicles to hold the Fund’s assets for tax or other purposes;

•	costs of derivatives and hedging;

•
all fees, costs and expenses, if any, incurred by or on behalf of the Fund in developing, negotiating and structuring prospective or potential investments that are not ultimately made, including, without limitation any broken deal expenses, legal, research tax, administrative, accounting, travel, meals, accommodations and entertainment, advisory, consulting and printing expenses or other expenses associated with advisers in connection with conducting due diligence or otherwise pursuing a particular non‑consummated transaction, reverse termination fees and any liquidated damages, commitment fees that become payable in connection with any proposed investment that is not ultimately made, forfeited deposits or similar payments;

•	all brokerage costs, hedging costs, prime brokerage fees, custodial expenses, agent bank and other bank service fees; private placement fees, commissions, appraisal fees, commitment fees and underwriting costs; costs and expenses of any lenders, investment banks and other financing sources, and other investment costs, fees and expenses actually incurred in connection with evaluating, making, holding, settling, clearing, monitoring or disposing of actual investments (including, without limitation, travel, meals, accommodations and entertainment expenses and any expenses related to attending trade association and/or industry meetings, conferences or similar meetings, any costs or expenses relating to currency conversion in the case of investments denominated in a currency other than U.S. dollars) and expenses arising out of trade settlements (including any delayed compensation expenses);

•
investment costs, including all fees, costs and expenses incurred in sourcing, evaluating, developing, negotiating, structuring, trading (including trading errors), settling, monitoring and holding prospective or actual investments or investment strategies including, without limitation, any financing, legal, filing, auditing, tax, accounting, compliance, loan administration, travel, meals, accommodations and entertainment, advisory, consulting, engineering, data-related and other professional fees, costs and expenses in connection therewith (to the extent the Adviser is not reimbursed by a prospective or actual issuer of the applicable investment or other third parties or capitalized as part of the acquisition price of the transaction), or any fees, costs and expenses related to the organization or maintenance of any vehicle through which the Fund directly or indirectly participates in the acquisition, holding and/or disposition of investments or which otherwise facilitate the Fund’s investment activities;

•	transfer agent, dividend agent and custodial fees;

•	federal and state registration fees, franchise fees, any stock exchange listing fees and fees payable to rating agencies;

•
fees and expenses including reasonable travel, entertainment, lodging and meal expenses of, and any legal counsel or other advisers retained by, or at the discretion or for the benefit of, the Independent Trustees;

•	costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with The Sarbanes-Oxley Act of 2002;

•
all fees, costs and expenses associated with the preparation and issuance of the Fund’s periodic reports and related statements (e.g., financial statements and tax returns) and other internal and third-party printing (including a flat service fee), publishing (including time spent performing such printing and publishing services) and reporting-related expenses (including other notices and communications) in respect of the Fund and its activities (including internal expenses, charges and/or related costs incurred, charged or specifically attributed or allocated by the Fund or the Adviser or its affiliates in connection with such provision of services thereby) (except to the extent such costs and expenses are borne by the Adviser under the Management Contract);

•	the costs of any reports, proxy statements or other notices to shareholders (including printing and mailing costs) and the costs of any shareholder or Trustee meetings;

•	proxy voting expenses;

•
any taxes and/or tax‑related interest, fees or other governmental charges (including any penalties incurred where the Adviser lacks sufficient information from third parties to file a timely and complete tax return) levied against the Fund and all expenses incurred in connection with any tax audit, investigation, litigation, settlement or review of the Fund and the amount of any judgments, fines, remediation or settlements paid in connection therewith;

•
all fees, costs and expenses of any litigation, arbitration or audit involving the Fund any vehicle or its portfolio companies and the amount of any judgments, assessments fines, remediations or settlements paid in connection therewith, Trustees and officers, liability or other insurance (including costs of title insurance) and indemnification (including advancement of any fees, costs or expenses to persons entitled to indemnification) or extraordinary expense or liability relating to the affairs of the Fund;

•	fidelity bond, trustees and officers errors and omissions liability insurance and other insurance premiums;

•	all fees, costs and expenses of winding up and liquidating the Fund’s assets; and

•	extraordinary expenses (such as litigation or indemnification).
From time to time, FDS or its affiliates may pay third-party providers of goods or services. The Fund will reimburse FDS or such affiliates thereof for any such amounts paid on our behalf. From time to time, FDS may defer or waive fees and/or rights to be reimbursed for expenses.
Expense Limitation Agreement
The Adviser and the Fund have entered into the Expense Limitation Agreement under which the Adviser has agreed contractually until November 30, 2024 to reimburse the Fund’s “ordinary operating expenses” (as defined below) to the extent that the Fund’s monthly ordinary operating expenses in respect of each class exceed 0.70% of the Fund’s average net assets (“Expense Cap”). Ordinary operating expenses for a class of Shares consist of all ordinary expenses of the Fund attributable to such class, including pricing and bookkeeping fees, transfer agent fees, organization and offering expenses, fees and expenses of the Trustees who are not “interested persons” of the Fund or the Adviser, legal fees related to the organization and offering of the Fund (whether incurred by counsel to the Fund or the Adviser), and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (1) the Management Fee; (2) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses, fees and expenses associated with the Fund’s securities lending program, and dividend expenses related to short sales); (3) interest, financing and structuring costs and expenses for borrowings and line(s) of credit; (4) taxes; (5) the Fund’s proportional share of expenses related to co‑investments; (6) acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary); (7) 12b‑1 fees, if any; (8) expenses of printing and mailing proxy materials to Shareholders of the Fund; (9) all other expenses incidental to holding meetings of the Fund’s Shareholders, including proxy solicitations therefor; and (10) such non‑recurring and/or extraordinary as may arise, including actions, suits or proceedings to which the Fund is or is threatened to be a party and the legal obligation that the Fund may have to indemnify the Fund’s Trustees and officers with respect thereto.
In consideration of the Adviser’s agreement to reimburse the Fund’s ordinary operating expenses, the Fund has agreed to repay the Adviser in the amount of any waived Fund expenses reimbursed in respect of each of Class A Shares, Class C Shares, Class I Shares and Class L Shares subject to the limitation that a reimbursement will be made only if and to the extent that: (i) it is payable not more than three years from the date on which the applicable waiver or expense payment was made by the Adviser; and (ii) the Adviser Recoupment does not cause the Fund’s total annual operating expenses (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the Expense Cap of such class; provided that the Adviser may waive its right to receive all or a portion of any Adviser Recoupment in any particular calendar month. The Fund’s obligation to make an Adviser Recoupment shall automatically become a liability of the Fund on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month. The Adviser Recoupment for a class of Shares will not cause Fund expenses in respect of that class to exceed the Expense Cap either (i) at the time of the waiver or (ii) at the time of recoupment. The Expense Limitation Agreement shall continue in effect until at least November 30, 2024.
The Adviser has voluntarily agreed to waive its right to receive any Adviser Recoupment incurred in any month prior to its revocation of such voluntary agreement. Any such amounts shall not be considered unreimbursed ordinary operating expenses reimbursable in future months pursuant to the terms of the Expense Limitation Agreement. This voluntary arrangement can be terminated at any time, upon thirty days’ prior written notice to the Fund.
Organizational and Offering Costs
Organizational costs include, among other things, the cost of organizing as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the Fund’s organization. These costs were expensed as incurred by the Fund and were paid by the Adviser on behalf of the Fund.
The Fund’s initial offering costs include, among other things, legal, printing and other expenses pertaining to this offering. Any offering costs paid by the Adviser on behalf of the Fund will be recorded as a Payable for offering costs in the Statement of Assets and Liabilities and will be accounted for as a deferred charge until commencement of operations. Thereafter these initial offering costs will be amortized over 12 months on a straight-line basis. Ongoing offering costs will be expensed as incurred.
All organizational and offering costs of the Fund paid by the Adviser shall be subject to reimbursement pursuant to the Expense Limitation Agreement.

MANAGEMENT FEE
Pursuant to the Management Contract, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to the Management Fee. The Management Fee is calculated and payable monthly in arrears at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes).
Approval of the Management Contract
Board approval of the Management Contract was made in accordance with, and on the basis of an evaluation satisfactory to the Board, as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder, including consideration of, among other factors, (i) the nature, quality and extent of the services provided by FDS under the Management Contract; (ii) comparative information with respect to advisory fees and other expenses paid by other comparable investment companies; and (iii) information about the services performed by FDS and the personnel of FDS providing such services under the Management Contract. A discussion regarding the basis for the Board’s approval of the Management Contract is available in the Fund’s annual report to shareholders for the fiscal period ended June 30, 2023.

DETERMINATION OF NET ASSET VALUE
The Fund expects to determine the NAV for each class of Shares daily. The NAV per Share for each class of Shares is determined by dividing the value of total assets attributable to the class minus liabilities attributable to the class by the total number of Shares outstanding of the class at the date as of which the determination is made.
The Fund values its investments, upon which its NAV is based, in accordance with ASC 820, Fair Value Measurement, which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also provides a framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value and prescribes disclosure requirements for fair value measurements. Pursuant to Rule 2a‑5, the Board has designated the Adviser as the valuation designee responsible for valuing all of the Fund’s investments, including making fair valuation determinations as needed. The Adviser has established a fair value committee (the “Fair Value Committee”) to carry out the day‑to‑day fair valuation responsibilities and has adopted policies and procedures to govern activities of the Fair Value Committee and the performance of functions required to determine the fair value of a fund’s investments in good faith. These functions include periodically assessing and managing material risks associated with fair value determinations, selecting, applying, reviewing and testing fair value methodologies, monitoring for circumstances that may necessitate the use of fair value, and overseeing and evaluating pricing services used.
In accordance with the Adviser’s policies and procedures, which have been approved by the Board, investments, including debt securities, that are publicly traded but for which no readily available market quotations exist are generally valued on the basis of information furnished by an independent third-party pricing service that uses a valuation matrix which incorporates both dealer-supplied valuations and electronic data processing techniques. To assess the continuing appropriateness of pricing sources and methodologies, the Adviser regularly performs price verification procedures and issues challenges as necessary to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. The Adviser does not adjust the prices unless it has a reason to believe market quotations or prices received from third-party pricing services are not reflective of the fair value of an investment. Investments that are not publicly traded or whose current market prices or quotations are not readily available, as will be the case for a substantial portion of the Fund’s investments, are valued at fair value as determined by the Adviser in good faith pursuant to the Adviser’s Board-approved policies and procedures. Factors used in determining fair value vary by investment type and may include market or investment specific events, transaction data, estimated cash flows, and market observations of comparable investments. In determining fair value of the Fund’s loan investments the types of factors that the Fair Value Committee may take into account generally include comparison to publicly-traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of the portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business and other relevant factors.
The Fair Value Committee manages the Fund’s fair valuation practices and maintains the fair valuation policies and procedures. To assess the continuing appropriateness of pricing sources and methodologies, the Fair Value Committee regularly performs price verification procedures, engages in oversight activities with respect to third-party pricing sources used and issues challenges as necessary. In addition, the Fair Value Committee may rely on third-party valuation services to assist in determining the fair value of certain investments. The Adviser reports to the Board information regarding the fair valuation process and related material matters. The Board may determine to modify its designation of the Adviser as valuation designee, relating to any or all Fund investments, at any time.
Valuation techniques used to value the Fund’s investments by major category are as follows:

•
Equity securities and other investments, including restricted securities, for which market quotations are readily available, are valued at the last reported sale price or official closing price (in the case of securities and futures) or the mean of the closing bid and offer (in the case of options) as reported by a third-party pricing service on the primary market or exchange on which they are traded. In the event there were no sales during the day or closing prices are not available, securities are valued at the last quoted bid price or may be valued using the last available price. For foreign equity securities, when market or security specific events arise, comparisons to the valuation of American Depositary Receipts (ADRs), futures contracts, exchange-traded funds (ETFs) and certain indexes as well as quoted prices for similar securities may be used. For equity securities, including restricted securities, where observable inputs are limited, assumptions about market activity and risk are used.

•
Debt securities that are publicly traded, including restricted securities, are valued based on evaluated prices received from third party pricing services or from brokers who make markets in such securities. Preferred securities are valued by pricing services who utilize matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity and type or by broker-supplied prices. When independent prices are unavailable or unreliable, debt securities may be valued utilizing pricing methodologies which consider similar factors that would be used by third party pricing services.

•	Investments in open‑end investment companies, including Fidelity Central funds, are valued at their closing NAV.

•
Investments, including private placements, for which observable inputs are not available are generally valued using one or more valuation methods including the market approach, the income approach and cost approach. The market approach considers factors including the price of recent investments in the same or a similar security or financial metrics of comparable securities. The income approach considers factors including expected future cash flows, security specific risks and corresponding discount rates. The cost approach considers factors including the value of the security’s underlying assets and liabilities.

The most recently determined NAV per Share for each class of Shares will be available on the following website: http://institutional.fidelity.com. The Fund’s NAV per Share will be reported daily.

CONFLICTS OF INTEREST
The following inherent or potential conflicts of interest should be considered by prospective investors before subscribing for Shares.
Relationship among the Fund, the Adviser and the Portfolio Managers. The Adviser has a conflict of interest between its responsibility to act in the best interests of the Fund, on the one hand, and any benefit, monetary or otherwise, that results to it or its affiliates from the operation of the Fund, on the other hand. As an example, because the Management Fee received by the Adviser is based on Managed Assets which are total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes), the Adviser has a financial incentive for the Fund to use certain forms of leverage which may create a conflict of interest between the Adviser, on the one hand, and the Fund’s Shareholders, on the other hand.
The functions performed by the Adviser are not exclusive. The Adviser, its affiliates and their principals and employees serve as investment adviser, managing member or general partner to other investment funds, pooled investment vehicles and client accounts (the “Other Clients”) and conduct investment activities for their own accounts. Other Clients may have investment objectives and investment strategies that are substantially identical to that of the Fund. Due to a difference in fees attributable to the Other Clients, which may be higher than those attributable to the Fund either on percentage terms or in total dollar amounts received by the Adviser and/or its affiliates, it is possible that the Adviser could allocate investment opportunities among the Other Clients and the Fund in a manner that favors the performance of Other Clients and adversely impacts the performance of the Fund. In addition, the principals and employees of the Adviser and its affiliates may and do also make investments of their own personal assets in the Fund and in Other Clients of the Adviser and its affiliates.
Investment decisions for the Fund and for such Other Clients are made with a view to achieving their respective investment objectives and after consideration of certain factors which may include their current holdings, availability of cash for investment, and the size of their positions generally. The Adviser, its affiliates and their principals and employees may give advice or take action with respect to the Other Clients that differs from the advice given with respect to the Fund.
The Fund could be disadvantaged because of activities conducted by the Adviser and its affiliates for the Other Clients as a result of, among other things: (i) legal restrictions on the combined size of positions which may be taken for the Fund and Other Clients, thereby limiting the size of the Fund’s position; and (ii) the difficulty of liquidating an investment for more than one account where the market cannot absorb the sale of the combined positions.
Frequently, a particular investment may be bought or sold for only the Fund or only one Other Client, or in different amounts and at different times for more than one but less than all Other Clients, and the Fund may or may not be included in such purchase or sale. Likewise, a particular investment may be bought for the Fund or one or more Other Clients when one or more Other Clients are selling the same security. In addition, purchases or sales of the same investment may be made for two or more Other Clients (and possibly for the Fund) on the same date. Certain of the Other Clients have different terms, fees (including incentive fees) and investment objectives from the Fund. In such events, such transactions will be allocated among the Fund and Other Clients in a manner believed by the Adviser and its affiliates to be equitable to each in accordance with its policies. In effecting transactions, it may not always be possible, or consistent with the possibly differing investment objectives of the various Other Clients and of the Fund, to take or liquidate the same investment positions at the same time or at the same prices.
As a result of the foregoing, the Adviser, its affiliates and their principals and employees may have conflicts of interest in allocating their time and activity between the Fund and Other Clients, in allocating investments among the Fund and Other Clients and in effecting transactions between the Fund and Other Clients, including ones in which the Adviser, its affiliates and their principals and employees may have a greater financial interest.

In addition, the Adviser, its affiliates and their principals and employees, including employees of the Adviser, may make personal investments in third-party entities (directly or through investment funds managed by third-party managers). Such entities may enter into transactions with the Fund, presenting a conflict of interest for the Adviser between acting in the best interests of the Fund and enhancing the returns of such personal investments.
Co‑Investment Transactions. The Fund has been granted an exemptive order from the SEC that permits it to co‑invest with certain other persons, including certain affiliated accounts managed and controlled by the Adviser and/or its affiliates. Subject to the 1940 Act and the conditions of the co‑investment order issued by the SEC, the Fund may, under certain circumstances, co‑invest with certain affiliated accounts in investments that are suitable for the Fund and one or more of such affiliated accounts. Even though the Fund and any such affiliated account co‑invest in the same securities, conflicts of interest may still arise. If the Adviser is presented with co‑investment opportunities that generally fall within the Fund’s investment objective and other board-established criteria and those of one or more affiliated accounts advised by the Adviser and/or its affiliates, whether focused on a debt strategy or otherwise, the Adviser and/or its affiliates will allocate such opportunities among the Fund and such affiliated accounts in a manner consistent with the exemptive order and the applicable allocation policies and procedures, as discussed in this prospectus.
With respect to co‑investment transactions conducted under the exemptive order, initial internal allocations among the Fund and other investment funds affiliated with the Adviser will generally be made, taking into account the allocation considerations set forth in the Adviser’s allocation policies and procedures as described above. If the Fund invests in a transaction under the co‑investment exemptive order and, immediately before the submission of the order for the Fund and all other funds, accounts, or other similar arrangements advised by the Adviser and its affiliates, the opportunity is oversubscribed, it will generally be allocated on a pro‑rata basis based on internal order size.
To the extent consistent with applicable law and/or exemptive relief issued to the Fund, in addition to such co‑investments, the Fund and the Adviser or an affiliated account may, as part of unrelated transactions, invest in either the same or different tiers of a portfolio company’s capital structure or in an affiliate of such portfolio company. To the extent the Fund holds investments in the same portfolio company or in an affiliate thereof that are different (including with respect to their relative seniority) than those held by the Adviser or an affiliated account, the Adviser may be presented with decisions when the interests of the two co‑investors are in conflict. If the portfolio company in which the Fund has an equity or debt investment and in which an affiliated account has an equity or debt investment elsewhere in the portfolio company’s capital structure, becomes distressed or defaults on its obligations under the private credit investment, the Adviser may have conflicting loyalties between its duties to the affiliated account, the Fund, certain of its other affiliates and the portfolio company. In that regard, actions may be taken for such affiliated account that are adverse to the Fund, or actions may or may not be taken by the Fund due to such affiliated account’s investment, which action or failure to act may be adverse to the Fund. In addition, it is possible that in a bankruptcy proceeding, the Fund’s interest may be adversely affected by virtue of such affiliated account’s involvement and actions relating to its investment. Decisions about what action should be taken in a troubled situation, including whether to enforce claims, whether to advocate or initiate restructuring or liquidation inside or outside of bankruptcy and the terms of any work‑out or restructuring, raise conflicts of interest. In those circumstances where the Fund and such affiliated accounts hold investments in different classes of a company’s debt or equity, the Adviser may also, to the fullest extent permitted by applicable law, take steps to reduce the potential for adversity between the Fund and such affiliated accounts, including causing the Fund to take certain actions that, in the absence of such conflict, it would not take, such as (A) remaining passive in a restructuring or similar situations (including electing not to vote or voting pro rata with other security-holders), (B) divesting investments or (C) otherwise taking action designed to reduce adversity.
Investment in Affiliated Investment Companies. The Fund may invest in securities of other investment companies, which may include investment companies advised by the Adviser or an affiliate that operate as mutual funds, ETFs or BDCs. Potential conflicts of interest situations could occur where the Adviser is subject to competing interests that have the potential to influence its investment decisions for the Fund and which decisions could adversely impact the Fund. For example, the Adviser may be subject to potential conflicts of interest in investing in affiliated investment companies because the Adviser and its affiliates receive management, transfer agent and/or other fees from affiliated investment companies (such as money market funds advised by the Adviser or its affiliate) and not from other investment companies. In addition, the portfolio managers may have an incentive to select certain affiliated investment companies due to compensation considerations or to support new investment strategies or the cash flow needs of certain affiliated investment companies. For example, the Adviser may be influenced by its view of the best interests of certain affiliated investment companies, such as a view that an affiliated investment company may benefit from additional assets or could be harmed by redemptions. The Adviser and the portfolio managers have a fiduciary duty to the Fund to act in the Fund’s best interests when selecting investments. Under the oversight of the Board and pursuant to applicable policies and procedures, the Adviser will carefully analyze any such situation and take all steps it believes to be necessary to minimize and, where possible, eliminate potential conflicts.
Broken Deal Expenses. Any expenses that may be incurred by the Fund for actual investments as described herein may also be incurred by the Fund with respect to broken deals (i.e., investments that are not consummated). The Adviser is not required to and, in most circumstances, will not seek reimbursement of broken deal expenses (i.e., expenses incurred in pursuit of an investment that is not consummated) from third parties, including counterparties to the potential transaction or potential co‑investors. Examples of such broken deal expenses include, but are not limited to, reverse termination fees, extraordinary expenses such as litigation costs and judgments, travel and entertainment expenses incurred, costs of negotiating co‑investment documentation, and legal, accounting, tax and other due diligence and pursuit costs and expenses. Any such broken deal expenses could, in the sole discretion of the Adviser, be allocated solely to the Fund and not to Other Clients or co‑investment vehicles that could have made the investment, even when the Other Client or co‑investment vehicle commonly invests alongside the Fund in its investments or the Adviser or Other Clients in their investments. In such cases, the Fund’s shares of expenses would increase. In the event broken deal expenses are allocated to an Other Client or a co‑investment vehicle, the Adviser may advance such fees and expenses without charging interest until paid by the Other Client or co‑investment vehicle, as applicable.
Policies and Procedures of the Adviser and its Affiliates. Because the Adviser and its affiliates have many different asset management and advisory businesses, the Adviser may be subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would be subject if it had just one line of business. Certain policies and procedures implemented by the Adviser and its affiliates to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions will from time to time impact the Fund. For example, the Adviser will come into possession of material non‑public information with respect to companies, including companies in which the Fund has investments or is considering making investments. The information, which could be of benefit to the Fund, is likely to be restricted to those other businesses and otherwise be unavailable to the Fund. It is also possible that the Fund could be restricted from trading despite the fact that the Fund did not receive such information. The inability to buy or sell securities in such circumstances could materially adversely affect the investment results of the Fund, including but not limited to a material loss with respect to an individual investment or differing results than those obtained by Other Clients with respect to the same investment. Additionally, the Adviser may restrict or otherwise limit the Fund and/or its portfolio companies from entering into agreements with, or related to, companies that either are advisory clients of the Adviser and its affiliates or in which any fund of the Adviser or its affiliates have invested or has considered making an investment. The Adviser will from time to time restrict or otherwise limit the ability of the Fund and/or its portfolio companies from making investments in or otherwise engaging in businesses or activities competitive with companies of other advisory clients of the Adviser or its affiliates, either as a result of contractual restrictions or otherwise. Furthermore, there will be circumstances in which affiliates of the Adviser and its affiliates (including Other Clients) may refrain from taking certain confidential information in order to avoid trading restrictions. There can be no assurance that additional restrictions will not be imposed that would further limit the ability of the Adviser and its affiliates to share information internally.

Declining an Investment. The Adviser may decline an investment opportunity on behalf of the Fund based on various factors including its investment allocation policies and procedures and to the extent the Adviser determines, in its discretion, that such investment may (a) have reputational considerations for the Fund investors, the Adviser or the Fund, (b) to the Adviser’s knowledge, have been the subject of concern or controversy among financial institutions, institutional investors or the public or (c) give rise to other similar considerations. In certain cases, such an investment may be allocated to other affiliated accounts that have consented to the investment or do not, in the Adviser’s discretion, have such considerations, in lieu of the investment being allocated to the Fund. Finally, although Fidelity believes its positive reputation in the marketplace provides benefit to the Fund and Other Clients, the Adviser could decline to undertake investment activity or transact with a counterparty on behalf of the Fund for reputational reasons, and this decision could result in the Fund foregoing a profit or suffering a loss.
Conflicts of Interest Generally. If any matter arises that the Adviser, as applicable, determines in its good faith judgment constitutes an actual conflict of interest, the Adviser, as applicable, will take such actions as it determines in good faith may be necessary or appropriate to ameliorate the conflict. (These actions include, by way of example and without limitation, (i) disposing of the investment or refraining from making the investment giving rise to the conflict of interest; (ii) appointing an independent fiduciary to act with respect to the matter giving rise to the conflict of interest; (iii) in connection with a matter giving rise to a conflict of interest with respect to an investment, consulting with the Board regarding the conflict of interest and/or obtaining a waiver or consent from the Board of the conflict of interest or acting in a manner, or pursuant to standards or procedures, approved by or disclosed to the Board with respect to such conflict of interest; (iv) disclosing the conflict to the Fund investors; (v) implementing certain policies and procedures designed to ameliorate such conflict of interest or (vi) remaining passive and/or electing not to be the lead investor of a tranche of securities (even though the Fund may hold the largest stake in the applicable tranche of securities).) There can be no assurance that the Adviser will identify or resolve all conflicts of interest in a manner that is favorable to the Fund. By acquiring common Shares in the Fund, each Fund investor will be deemed to have acknowledged and consented to the existence or resolution of any such actual, apparent or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest. For the avoidance of doubt, in some cases after evaluating such conflict or potential conflict, the Adviser may determine that no action is required or that taking action may be adverse to the interests of the Fund, the Adviser or its affiliates.
Diverse Membership; Relationships with Fund Investors. The Fund and investors are generally expected to have conflicting investment, tax and other interests with respect to the investments made by the Fund. The Fund investors are expected to include various types of persons or entities organized in various jurisdictions, and different Fund investors may have conflicting investment, tax and other interests in respect of their investment in the Fund. The conflicting interests of the Fund and of individual Fund investors may relate to or arise from, among other things, the nature of investments made by the Fund, the structuring of the acquisition of the Fund’s investments, and the timing of disposition of investments, which may be more beneficial for the Fund or Fund investors than for one or more of the other Fund investors. Such structuring of the Fund’s investments and other factors may result in different returns being realized by different Fund investors. Furthermore, under the U.S. tax audit rules applicable to the Fund, decisions or elections made in connection with certain laws and regulations by the Adviser (or such other person designated by the Adviser) in connection with tax audits (including whether or not to make an election under those rules) may be more beneficial for one type of Fund investor than for another type of Fund investor. As a consequence, conflicts of interest among different Fund investors may arise in connection with decisions made by the Adviser, including in respect of the nature or structuring of investments and the use of leverage that may be more beneficial for one Fund investor than for another Fund investor, especially in respect of individual tax situations. In addition, the Fund may face certain tax risks based on positions taken by the Fund, the Adviser on behalf of the Fund, the Fund’s subsidiaries and/or a withholding agent.
Allocation of Personnel. The Adviser and its members, officers and employees will devote as much of their time to the activities of the Fund as they deem necessary to conduct its business affairs in an appropriate manner. By the terms of the Management Contract, the Adviser is not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources of the Adviser. Personnel of the Adviser and its affiliates, including members of the Direct Lending Investment Committee, will work on other projects, serve on other committees and source potential investments for and otherwise assist the investment programs of Other Clients and their portfolio companies, including other investment programs to be developed in the future. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of the Adviser and its officers and employees will not be devoted exclusively to the business of the Fund but will be allocated between the business of the Fund and the management of the monies of such other advisees of the Adviser. Time spent on these other initiatives diverts attention from the activities of the Fund, which could negatively impact the Fund and its shareholders. Furthermore, personnel of the Adviser and its affiliates derive financial benefit from these other activities, including fees and performance-based compensation. Fidelity personnel outside of the Adviser may share in the fees and performance-based compensation from the Fund; similarly, personnel of the Adviser and its affiliates may share in the fees and performance-based compensation generated by Other Clients. These and other factors create conflicts of interest in the allocation of time by personnel of the Adviser and its affiliates. The determination of the Adviser and its affiliates of the amount of time necessary to conduct the Fund’s activities will be conclusive, and shareholders rely on the Adviser’s judgment in this regard. The officers and Trustees will devote such portion of their time to the Fund’s affairs as is required for the performance of their duties, but they are not required to devote all of their time to the Fund.
Outside Activities of Principals and Other Personnel and their Related Parties. Certain of the principals and employees of the Adviser may be subject to a variety of conflicts of interest relating to their responsibilities to the Fund, Other Clients and their respective portfolio companies, and their outside business activities as members of investment or advisory committees or boards of directors of or advisors to investment funds, corporations, foundations or other organizations. Such positions create a conflict if such other entities have interests that are adverse to those of the Fund, including if such other entities compete with the Fund for investment opportunities or other resources. The other managed accounts and/or investment funds in which such individuals may become involved may have investment objectives that overlap with the Fund. Furthermore, certain principals and employees of the Adviser may have a greater financial interest in the performance of such other funds or accounts than the performance of the Fund. Such involvement may create conflicts of interest in making investments on behalf of the Fund and such other funds and accounts. Although such principals and employees will seek to limit any such conflicts in a manner that is in accordance with their fiduciary duties to the Fund, there can be no assurance they will be resolved favorably for the Fund. Also, Fidelity personnel and employees, including employees of the Adviser, are generally permitted to invest in alternative investment funds, private equity funds, real estate funds, hedge funds or other investment vehicles, including potential competitors of the Fund. Shareholders will not receive any benefit from any such investments, and the financial incentives of such Fidelity employees in such other investments could be greater than their financial incentives in relation to the Fund.
Additionally, certain employees and other professionals of Fidelity have family members or relatives employed by such advisers and service providers (or their affiliates) or otherwise actively involved in industries and sectors in which the Fund invests, or have business, financial, personal or other relationships with companies in such industries and sectors (including the advisors and service providers described above) or other industries, which gives rise to potential or actual conflicts of interest. For example, such family members or relatives might be employees, officers, directors or owners of companies or assets that are actual or potential investments of the Fund or other counterparties of the Fund and its portfolio companies and/or assets. Moreover, in certain instances, the Fund or its portfolio companies may issue loans to or acquire securities from, or otherwise transact with, companies that are owned by such family members or relatives or in respect of which such family members or relatives have other involvement. These relationships may influence the Adviser in deciding whether to select or recommend such service providers to perform services for the Fund or portfolio companies (the cost of which will generally be borne directly or indirectly by the Fund or such portfolio companies, as applicable).

Notwithstanding the foregoing, to the extent that the Adviser determines appropriate, conflict mitigation strategies may be put in place with respect to a particular circumstance, such as internal information barriers or recusal, disclosure or other steps determined appropriate by the Adviser. The shareholders rely on the Adviser to manage these conflicts in its sole discretion.
Valuation of Assets. A majority of securities and other assets in which the Fund will directly or indirectly invest, including secured loan investments, are not expected to have a readily ascertainable market value and will be valued by the Adviser in accordance with its established valuation policies. Such securities and other assets will constitute a substantial portion of the Fund’s investments. In addition, when the Adviser determines that the market price does not fairly represent the value of an investment, the Adviser will fair value such investment in accordance with the Fund’s policies and procedures. The Adviser has a conflict of interest in determining such valuations, as the Adviser’s determination of a fair value for such investments may cause it to receive higher management fees.
The Adviser and its affiliates are engaged in advisory and management services for multiple collective investment vehicles and managed accounts, including other investment funds managed by the Adviser and its affiliates. In connection with these activities, the Adviser and its affiliates are required to value assets, including in connection with managing or advising their proprietary and client accounts. In this regard, the Adviser and its affiliates may share information regarding valuation techniques and models or other information relevant to the valuation of a specific asset or category of assets, although they are under no obligation to engage in such information sharing.
Conflicts with Portfolio Companies. In certain instances, the portfolio managers and officers and employees of the Adviser may serve as board members of certain portfolio companies and, in that capacity, will be required to make decisions that they consider to be in the best interests of the portfolio company. In certain circumstances, such as in situations involving bankruptcy or near insolvency of the portfolio company, actions that may be in the best interests of the portfolio company may not be in the best interests of the Fund, and vice versa. Accordingly, in these situations, there may be conflicts of interest between an individual’s duties as a portfolio manager or officer or employee of the Adviser and such individual’s duties as a board member of the portfolio company. Additionally, the Adviser or affiliates of the Adviser may enter into transactions with a portfolio company (for example, a property lease), which may create a conflict of interest. While it is generally expected that any such transaction would be on arm’s length terms, it is possible that the portfolio company may pay higher fees or receive fewer benefits in the transaction than it would if the counterparty to the transaction were a third party.
Selection of Service Providers. The Fund’s advisers and Service Providers or their affiliates are expected to provide goods or services to, or have business, personal, financial or other relations with the Adviser, its affiliates, advisory clients and portfolio companies. Such advisers and Service Providers may be investors in the Fund, sources of investment opportunities or co‑investors or commercial counterparties or entities in which the Adviser or an affiliate has an investment. Additionally, certain employees of the Adviser or its affiliates may have family members or relatives employed by such advisers and Service Providers. These relationships may influence the Adviser in deciding whether to select or recommend such Service Providers to perform services for the Fund or portfolio companies (the cost of which generally will be borne directly or indirectly by the Fund or such entities, as applicable).
Additionally, affiliates of the Fund’s adviser may act as the administrative agent on loans in which the Fund many invest, which may contemplate additional compensation to such affiliates for the service of acting as administrative agent thereunder. The Adviser and its affiliates will only retain compensation as administrative agent if permissible under the 1940 Act, SEC exemptive relief, and other applicable law. Under the documentation for such loans, an entity typically is designated as the administrative agent and/or collateral agent, and this agent is granted a lien on any collateral on behalf of the other lenders and distributes payments on the indebtedness as they are received. As is typical in such agency arrangements, the agent is the party responsible for administering and enforcing the terms of the loan facility, may take certain actions and make certain decisions in its discretion and generally may take material actions only in accordance with the instructions of a designated percentage of the lenders.
Data. The Adviser and its affiliates receive or obtain various kinds of data and information from the Fund, Other Clients and their portfolio companies, including data and information relating to business operations, trends, budgets, customers and other metrics, some of which is sometimes referred to as “big data.” The Adviser can be expected to be better able to anticipate macroeconomic and other trends, and otherwise develop investment themes, as a result of its access to (and rights regarding) this data and information from the Fund, Other Clients and their portfolio companies. In light of its relationship with the Fund, Other Clients and their portfolio companies, related parties and service providers, the Adviser may have access to (and rights regarding) data that it would not otherwise obtain in the ordinary course. Although the Adviser believes that these activities improve the Adviser’s investment management activities on behalf of the Fund and Other Clients, information obtained from the Fund and its portfolio companies may provide material benefits to the Adviser and its affiliates or Other Clients without compensation or other benefit accruing to the Fund or shareholders. For example, information from a portfolio company in which the Fund holds an interest may enable the Adviser to better understand a particular industry and execute trading and investment strategies in reliance on that understanding for the Adviser, its affiliates and Other Clients that do not own an interest in the portfolio company, without compensation or benefit to the Fund or its portfolio companies.
Furthermore, except for contractual obligations to third parties to maintain confidentiality of certain information, and regulatory limitations on the use of material nonpublic information, the Adviser may use data and information from the Fund’s activities to assist in the pursuit of the Adviser’s various other activities, including to trade for the benefit of the Adviser and/or an Other Client. Any confidentiality obligations in the operative documents do not limit the Adviser’s ability to do so. For example, the Adviser’s ability to trade in securities of an issuer relating to a specific industry may, subject to applicable law, be enhanced by information of a portfolio company in the same or related industry. Such trading can be expected to provide a material benefit to the Adviser without compensation or other benefit to the Fund or shareholders.
The sharing and use of “big data” and other information presents potential conflicts of interest and the shareholders acknowledge and agree that any benefits received by the Adviser or its personnel (including fees, costs and expenses) will not reduce the management fees payable to the Adviser or otherwise be shared with the Fund or shareholders. As a result, the Adviser has an incentive to pursue investments that have data and information that can be utilized in a manner that benefits the Adviser, its affiliates or Other Clients.
Material, Non‑Public Information. The Adviser and its affiliates will come into possession of confidential information with respect to an issuer. The Adviser may be restricted from buying, originating or selling securities, loans of, or derivatives with respect to, the issuer on behalf of the Fund until such time as the information becomes public or is no longer deemed material such that it would preclude the Fund from participating in an investment. Disclosure of such information to the Adviser’s personnel responsible for the affairs of the Fund will be on a need‑to‑know basis only, and the Fund may not be free to act for the Fund upon any such information. Therefore, the Fund may not have access to confidential information in the possession of the Adviser that might be relevant to an investment decision to be made for the Fund. In addition, the Adviser, in an effort to avoid buying or selling restrictions on behalf of the Fund or Other Clients, may choose to forego an opportunity to receive (or elect not to receive) information that other market participants or counterparties, including those with the same positions in the issuer as the Fund, are eligible to receive or have received, even if possession of such information would otherwise be advantageous to the Fund.
In addition, affiliates of the Adviser within Fidelity may come into possession of confidential information with respect to an issuer. The Adviser may be restricted from buying, originating or selling securities, loans of, or derivatives with respect to, the issuer on behalf of the Fund if the Adviser deemed such restriction appropriate. Disclosure of such information to the Adviser’s personnel responsible for the affairs of the Fund will be on a need‑to‑know basis only, and the Fund may not be free to act upon any such information. Therefore, the Fund may not have access to confidential information in the possession of the Adviser or its affiliates that might be relevant to an investment decision to be made by the Fund. Accordingly, the Fund may not be able to initiate a transaction that it otherwise might have initiated and may not be able to sell an investment that it otherwise might have sold.
Loan Agreements with Affiliates. The Fund may enter into loan agreements with the Adviser or its affiliates. The Adviser and its affiliates have a conflict of interest between the obligation to act in the Fund’s best interest and the Adviser or affiliate’s own best interest. Any such loans or advances made to the Fund will be consistent with applicable law, the Adviser’s fiduciary obligations to act in the Fund’s best interests, the Fund’s investment objectives, and the asset coverage ratio requirements under the 1940 Act. The terms associated with any such loans from the Adviser or its affiliates, including the interest charged, shall, in the aggregate, be no more favorable to the Adviser or its affiliates than could be obtained in an arm’s‑length transaction but will not necessarily be on the same terms or at the same interest rate charged by the Adviser to other funds that it manages. Neither the Adviser nor any of its affiliates is obligated to extend any such loans to the Fund and such loans will not necessarily be made available to the Fund in the same amounts or on the same economic terms as are made available to other funds advised by the Adviser or its affiliates, or at all. In the event that the Fund is required to find third-party financing in place of or in addition to loans from the Adviser and its affiliates, such third-party financing could be at less favorable economic terms than the loans from the Adviser and its affiliates, which could reduce the Fund’s returns.
Buying and Selling Investments or Assets from Certain Related Parties. The Fund and its portfolio companies may purchase investments or assets from or sell investments or assets to shareholders, other portfolio companies of the Fund, portfolio companies of Other Clients or their respective related parties. Purchases and sales of investments or assets between the Fund or its portfolio companies, on the one hand, and shareholders, other portfolio companies of the Fund, portfolio companies of Other Clients or their respective related parties, on the other hand, are not, unless required by applicable law, subject to the approval of the Board or any shareholder. These transactions involve conflicts of interest, as the Adviser may receive fees and other benefits, directly or indirectly, from or otherwise have interests in both parties to the transaction, including different financial incentives Fidelity may have with respect to the parties to the transaction. For example, there can be no assurance that any investment or asset sold by the Fund to a shareholder, other portfolio companies of the Fund, portfolio company of Other Clients or any of their respective related parties will not be valued or allocated a sale price that is lower than might otherwise have been the case if such asset were sold to a third party rather than to a shareholder, portfolio company of Other Clients or any of their respective related parties. The Adviser will not be required to solicit third party bids or obtain a third-party valuation prior to causing the Fund or any of its portfolio companies to purchase or sell any asset or investment from or to a shareholder, other portfolio companies of the Fund, portfolio company of Other Clients or any of their respective related parties as provided above.
Other Affiliate Transactions and Investments in Different Levels of Capital Structure. From time to time, the Fund and the Other Clients may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities or loans, subject to the limitations of the 1940 Act. While less common, subject to applicable law, from time to time the Fund could hold an investment in a different layer of the capital structure than an investor or another party with which the Adviser or its affiliates have a material relationship, in which case the Adviser or its affiliates could have an incentive to cause the Fund or the portfolio company to offer more favorable terms to such parties (including, for instance, financing arrangements). Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities or loans that may be held by such entities. To the extent the Fund holds securities or loans that are different (including with respect to their relative seniority) than those held by an Other Client, the Adviser and its affiliates may be presented with decisions when the interests of the funds are in conflict. For example, conflicts could arise where the Fund lends funds to a portfolio company while an Other Client invests in equity securities of such portfolio company. In this circumstance, for example, if such portfolio company were to go into bankruptcy, become insolvent or otherwise be unable to meet its payment obligations or comply with its debt covenants, conflicts of interest could arise between the holders of different types of securities or loans as to what actions the portfolio company should take. Further conflicts could arise after the Fund and Other Clients have made their respective initial investments. For example, if additional financing is necessary as a result of financial or other difficulties, it may not be in the best interests of the Fund to provide such additional financing. If the Other Clients were to lose their respective investments as a result of such difficulties, the ability of the Adviser to recommend actions in the best interests of the Fund might be impaired. Any applicable co‑investment order issued by the SEC may restrict the Fund’s ability to participate in follow‑on financings. The Adviser may in its discretion take steps to reduce the potential for adversity between the Fund and the Other Clients, including causing the Fund and/or such Other Clients to take certain actions that, in the absence of such conflict, it would not take. Such conflicts will be more difficult if the Fund and Other Clients hold significant or controlling interests in competing or different tranches of a portfolio company’s capital structure. Equity holders and debt holders have different (and often competing) motives, incentives, liquidity goals and other interests with respect to a portfolio company. In addition, there may be circumstances where the Adviser agrees to implement certain procedures to ameliorate conflicts of interest that may involve a forbearance of rights relating to the Fund or Other Clients, such as where the Adviser or its affiliates may cause the Fund or Other Clients to decline to exercise certain control‑and/or foreclosure-related rights with respect to a portfolio company.
Further, the Fund is prohibited under the 1940 Act from participating in certain transactions with certain affiliates (including portfolio companies of Other Clients) without the prior approval of a majority of the Independent Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of the outstanding voting securities will be an affiliate of the Fund for purposes of the 1940 Act and generally the Fund will be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of the Board. However, the Fund may under certain circumstances purchase any such affiliate’s loans or securities in the secondary market, which could create a conflict for the Adviser between the Fund’s interests and the interests of such affiliate, in that the ability of the Adviser to recommend actions in the Fund’s best interest may be limited. The 1940 Act also prohibits certain “joint” transactions with certain affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of the Board and, in some cases, the SEC.
In addition, conflicts may arise in determining the amount of an investment, if any, to be allocated among potential investors and the respective terms thereof. There can be no assurance that any conflict will be resolved in favor of the Fund, and each shareholder acknowledges and agrees that in some cases, subject to applicable law, a decision by the Adviser to take any particular action could have the effect of benefiting an Other Client (and, incidentally, may also have the effect of benefiting the Adviser and its affiliates) and therefore may not have been in the best interests of, and may be adverse to, the Fund. There can be no assurance that the return on the Fund’s investment will be equivalent to or better than the returns obtained by the Other Clients participating in the transaction. The shareholders will not receive any benefit from fees paid to any affiliate of the Adviser from a portfolio company in which an Other Client also has an interest to the extent permitted by the 1940 Act.
Related Financing Counterparties. The Fund may invest in companies or other entities in which Other Clients make an investment in a different part of the capital structure (and vice versa) subject to the requirements of the 1940 Act and the Fund’s co‑investment order. The Adviser and its affiliates take into account various facts and circumstances they deem relevant in selecting financing sources, including whether a potential lender has expressed an interest in evaluating debt financing opportunities, whether a potential lender has a history of participating in debt financing opportunities generally and with the Adviser in particular, the size of the potential lender’s loan amount, the timing of the relevant cash requirement, the availability of other sources of financing, the creditworthiness of the lender, whether the potential lender has demonstrated a long-term or continuing commitment to the success of the Adviser, its affiliates and their funds, and such other factors that the Adviser and its affiliates deem relevant under the circumstances. The cost of debt alone is not determinative.
It is possible that shareholders, Other Clients, their portfolio companies, co‑investors and other parties with material relationships with the Adviser, such as shareholders of and lenders to the Adviser and its affiliates and lenders to Other Clients and their portfolio companies, could provide additional first lien financing to portfolio companies of the Fund, subject to the requirements of the 1940 Act. The Adviser could have incentives to cause the Fund and its portfolio companies to accept less favorable financing terms from a shareholder, Other Clients, their portfolio companies, Fidelity, and other parties with material relationships with the Adviser than it would from a third party. If the Fund or a portfolio company occupies a more senior position in the capital structure than a shareholder, Other Client, their portfolio companies and other parties with material relationships with the Adviser, the Adviser could have an incentive to cause the Fund or portfolio company to offer more favorable financing terms to such parties. In the case of a related party financing between the Fund or its portfolio companies, on the one hand, and the Adviser or Other Clients’ portfolio companies, on the other hand, to the extent permitted by the 1940 Act, the Adviser could, but is not obligated to, rely on a third party agent to confirm the terms offered by the counterparty are consistent with market terms, or the Adviser could instead rely on its own internal analysis, which the Adviser believes is often superior to third party analysis given the scale of the Adviser and its affiliates in the market. If, however, any of the Adviser, the Fund, an Other Client or any of their portfolio companies delegates to a third party, such as another member of a financing syndicate or a joint venture partner, the negotiation of the terms of the financing, the transaction will be assumed to be conducted on an arms-length basis, even though the participation of the Adviser related vehicle impacts the market terms. For example, in the case of a loan extended to the Fund or a portfolio company by a financing syndicate in which an Other Client has agreed to participate on terms negotiated by a third party participant in the syndicate, it may have been necessary to offer better terms to the financing provider to fully subscribe the syndicate if the Other Client had not participated. It is also possible that the frequent participation of Other Clients in such syndicates could dampen interest among other potential financing providers, thereby lowering demand to participate in the syndicate and increasing the financing costs to the Fund. The Adviser does not believe either of these effects is significant, but no assurance can be given to shareholders that these effects will not be significant in any circumstance. Unless required by applicable law, the Adviser will not seek any consent or approvals from shareholders or the Board in the case of any of these conflicts.
The Adviser and its affiliates could cause actions adverse to the Fund to be taken for the benefit of Other Clients that have made an investment more senior in the capital structure of a portfolio company than the Fund (e.g., provide financing to a portfolio company, the equity of which is owned by the Fund) and, vice versa, actions may be taken for the benefit of the Fund and its portfolio companies that are adverse to Other Clients. The Adviser and its affiliates could seek to implement procedures to mitigate conflicts of interest in these situations such as (i) a forbearance of rights, including some or all non‑economic rights, by the Fund or relevant Other Client (or their respective portfolio companies, as the case may be) by, for example, agreeing to follow the vote of a third party in the same tranche of the capital structure, or otherwise deciding to recuse itself with respect to decisions on defaults, foreclosures, workouts, restructurings and other similar matters, (ii) causing the Fund or relevant Other Client (or their respective portfolio companies, as the case may be) to hold only a non‑controlling interest in any such portfolio company, (iii) retaining a third party loan servicer, administrative agent or other agent to make decisions on behalf of the Fund or relevant Other Client (or their respective portfolio companies, as the case may be), or (iv) create groups of personnel within the Adviser and its affiliates separated by information barriers (which may be temporary and limited purpose in nature), each of which would advise one of the clients that has a conflicting position with other clients. As an example, to the extent an Other Client holds an interest in a loan or security that is different (including with respect to relative seniority) than those held by the Fund or its portfolio companies, the Adviser may decline to exercise, or delegate to a third party, certain control, foreclosure and other similar governance rights of the Other Client. In these cases, the Adviser would generally act on behalf of one of its clients, though the other client would generally retain certain control rights, such as the right to consent to certain actions taken by the trustee or administrative or other agent of the investment, including a release, waiver, forgiveness or reduction of any claim for principal or interest; extension of maturity date or due date of any payment of any principal or interest; release or substitution of any material collateral; release, waiver, termination or modification of any material provision of any guaranty or indemnity; subordination of any lien; and release, waiver or permission with respect to any covenants.

In addition, it is anticipated that in a bankruptcy proceeding the Fund’s interests will likely be subordinated or otherwise adverse to the interests of Other Clients with ownership positions that are more senior to those of the Fund. For example, an Other Client that has provided debt financing to an investment of the Fund may take actions for its benefit, particularly if the Fund’s Investment is in financial distress, which adversely impact the value of the Fund’s subordinated interests.
Although Other Clients can be expected to provide financing to the Fund and its portfolio companies subject to the requirements of the 1940 Act, there can be no assurance that any Other Client will indeed provide any such financing with respect to any particular investment. Participation by Other Clients in some but not all financings of the Fund and its portfolio companies may adversely impact the ability of the Fund and its portfolio companies to obtain financing from third parties when Other Clients do not participate, as it may serve as a negative signal to market participants. Any financing provided by a shareholder or an affiliate to the Fund or a portfolio company is not an investment in the Fund.
The respective investment programs of the Fund and the Other Clients may or may not be substantially similar. The Adviser and its affiliates may give advice to, and recommend securities for, Other Clients that may differ from advice given to, or securities recommended or bought for, the Fund, even though their investment objectives may be the same as or similar to those of the Fund. While the Adviser will seek to manage potential conflicts of interest in a fair and equitable manner, the portfolio strategies employed by the Adviser and its affiliates in managing their respective Other Clients are likely to conflict from time to time with the transactions and strategies employed by the Adviser in managing the Fund and may affect the prices and availability of the securities and instruments in which the Fund invests. Conversely, participation in specific investment opportunities may be appropriate, at times, for both the Fund and Other Clients. In any event, it is the policy of the Adviser to allocate investment opportunities and sale opportunities on a basis deemed by the Adviser, in its sole discretion, to be fair and equitable over time.
Joint Ventures. The Fund or the Adviser may partner with one or more unaffiliated banks or other financial institutions to make particular investments or types of investments, with, in some instances, such partners having senior exposure to the investment program and the Fund and Other Clients participating in the junior exposure or vice versa. In doing so, the Adviser would seek to benefit from the larger combined capital base of working with a partner, as well as such partner’s sourcing channels and expertise. In addition, the Fund may be an initial economic participant in such an investment program or may join the investment program after it has made investments. As a result, the Fund may or may not share in the returns of the investments that have already been originated and, accordingly the returns realized by the Fund investors may differ from the returns realized by other participants of such investment program.
The structure of this type of investment program will vary and will be determined on a case‑by‑case basis in order to accommodate the nature of the arrangements, applicable bank and other regulatory restrictions, particular considerations applicable to the funds and accounts participating in the investment program, tax considerations, and other factors. For example, the investment program may be structured so that the Fund purchases debt of a holding company (the “JV Participant”) and the JV Participant then participates in the joint venture or the investments sourced through the joint venture. In such a situation, the equity of the JV Participant is expected to be held by Other Clients. As a result, conflicts of interest may arise between the Fund (as debt holders of the JV Participant) and the Other Clients participating in the investment program (as equity holders of the JV Participant). These conflicts of interest would be magnified in the event of any default, bankruptcy or similar event of financial distress with respect to the JV Participant. Further, the returns realized by the Fund are likely to differ from the returns realized by the Other Clients participating in the investment program. In such a structure, the Fund as a debt holder will have more enhanced downside protection than the Other Clients but will not benefit from all of the upside from the underlying investments, whereas the Other Clients, while being subject to a greater risk of loss, will also benefit from greater upside than the Fund.
The Fund’s joint venture partner may be a regulated banking entity, and the joint venture vehicle may be subject to bank regulation as a result of the bank’s ownership interest therein. As a result, there is a risk that the joint venture could be subject to bank regulatory audit and review, as well as potential fines or other enforcement actions that the Fund, acting on its own, would not otherwise be subject. While the bank joint venture partner would be expected to assume some of these liabilities directly, the JV Participant would nevertheless have some exposure, potentially in respect of larger liabilities. Such liabilities could be significant. Furthermore, the activities of the joint venture may be restricted because of regulatory requirements applicable to the bank or its internal policies designed to comply with, limit the applicability of, or that otherwise relate to such requirements.
The Adviser believes that any such joint venture will be structured in a manner that would not cause a violation of applicable banking laws and regulations. However, it is possible that future changes or clarifications in statutes, regulations or interpretations concerning the permissible activities of bank holding companies, as well as further judicial or administrative decisions and interpretations of present or future statutes or regulations could restrict (or possibly prevent) the banking partner from continuing to participate in the joint venture in the manner originally contemplated. In such event, the Adviser and the applicable banking partner may agree to alter or restrict the investment program or may elect to terminate the investment program altogether. Any such restructuring or termination may adversely affect the returns realized by the Fund in connection with its participation in the investment program.
Certain Investments Inside the Fund’s Mandate that are not Pursued by the Fund. Under certain circumstances, the Adviser may determine not to pursue some or all of an investment opportunity within the Fund’s mandate pursuant to its investment allocation policies and procedures, including without limitation, as a result of business, reputational or other reasons applicable to the Fund, Other Clients, their respective portfolio companies or the Adviser. In addition, the Adviser may determine that the Fund should not pursue some or all of an investment opportunity, including, by way of example and without limitation, because the Fund has already invested sufficient capital in the investment, sector, industry, geographic region or markets in question, as determined by the Adviser in its good faith discretion, or the investment is not appropriate for the Fund for other reasons as determined by the Adviser in its good faith reasonable sole discretion. In any such case the Adviser or its affiliates could, thereafter, offer such opportunity to other parties, including Other Clients or portfolio companies or limited partners or shareholders of the Fund or Other Clients, joint venture partners, related parties or third parties. Any such Other Clients may be advised by a different FDS affiliate, which could determine an investment opportunity to be more attractive than the Adviser believes to be the case. In any event, there can be no assurance that the Adviser’s assessment will prove correct or that the performance of any investments actually pursued by the Fund will be comparable to any investment opportunities that are not pursued by the Fund. The Adviser and its affiliates, including their personnel, may receive compensation from any such party that makes the investment, including an allocation of carried interest or referral fees, and any such compensation could be greater than amounts paid by the Fund to the Adviser. In some cases, the Adviser or its affiliates earn greater fees when Other Clients participate alongside or instead of the Fund in an Investment.
Insurance. The Adviser will cause the Fund to purchase, and/or bear premiums, fees, costs and expenses (including any expenses or fees of insurance brokers) for insurance to insure the Fund and the Board against liability in connection with the activities of the Fund. This includes a portion of any premiums, fees, costs and expenses for one or more “umbrella,” group or other insurance policies maintained by the Adviser or its affiliates that cover the Fund and one or more of the Other Clients, the Adviser, and/or its affiliates (including their respective directors, officers, employees, agents, representatives, independent client representative (if any) and other indemnified parties). The Adviser will make judgments about the allocation of premiums, fees, costs and expenses for such “umbrella,” group or other insurance policies among the Fund, one or more Other Clients, the Adviser, and/or its affiliates on a fair and reasonable basis, subject to approval by the Board.
Expense Allocations. The Adviser and its affiliates provide, or oversee the provision of, administrative resources to the Fund. The resources provided by the Adviser and its affiliates to the Fund include shared resources among the Fund and Other Clients. The Fund is responsible for paying its allocable share of such expenses. The Adviser takes into account a variety of considerations when allocating such expenses, both between the Adviser/its affiliates, on the one hand, and the Fund and Other Clients on the other, and between and among the Fund and

Other Clients. The Adviser seeks to allocate expenses using fair and reasonable methodologies. The Adviser will make judgments about the allocation of fees, costs and expenses among the Fund, one or more Other Clients, the Adviser and/or its affiliates on a fair and reasonable basis, subject to oversight of the Board.
Additional Potential Conflicts of Interest. The officers, directors, members, managers, employees and personnel of the Adviser, as applicable, may trade in securities for their own accounts, subject to restrictions and reporting requirements as may be required by law or the policies of the Adviser and its affiliates, or otherwise determined from time to time by the Adviser. In addition, certain Other Clients may be subject to the 1940 Act or other regulations that, due to the role of the Adviser or its affiliates, could restrict the ability of the Fund to buy investments from, to sell investments to or to invest in the same securities as, such Other Clients. Such regulations may have the effect of limiting the investment opportunities available to the Fund. Finally, although Fidelity believes its positive reputation in the marketplace provides benefit to the Fund and Other Clients, the Adviser could decline to undertake investment activity or transact with a counterparty on behalf of the Fund for reputational reasons, and this decision could result in the Fund foregoing a profit or suffering a loss.
The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund. Prospective investors should read this registration statement and consult with their own advisers before deciding whether to invest in the Fund. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different actual and potential conflicts. Although the various conflicts discussed herein are generally described separately, prospective investors should consider the potential effects of the interplay of multiple conflicts.

SHARE REPURCHASE PROGRAM
The Fund does not currently intend to list its Shares on any securities exchange and does not expect any secondary market for them to develop in the foreseeable future. Therefore, Shareholders should expect that they will be unable to sell their Shares for an indefinite time or at a desired price. No Shareholder will have the right to require the Fund to repurchase such Shareholder’s Shares or any portion thereof. Shareholders may not transfer their investment from the Fund to any other registered investment company. Because no public market exists for the Shares, and none is expected to develop in the foreseeable future, Shareholders will not be able to liquidate their investment, other than through the Fund’s share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other investors.
To provide Shareholders with limited liquidity, the Fund is structured as an “interval fund” and intends to conduct quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c‑3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is likely that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares.
Quarterly repurchases will occur in the months of March, June, September and December. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). The Repurchase Offer Notice will be sent to Shareholders at least 21 calendar days before the Repurchase Request Deadline; however, the Fund will seek to provide such written notification earlier but no more than 42 calendar days before the Repurchase Request Deadline. The NAV at which a repurchase is effected will be calculated no later than the Repurchase Pricing Date, which will be no later than 14 calendar days after the Repurchase Request Deadline or the next business day if the fourteenth day is not a business day. The Fund will distribute payment to Shareholders within seven calendar days after the Repurchase Pricing Date. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks.
Determination of Repurchase Offer Amount
The Board, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be between 5% and 25% of the total number of Shares outstanding on the Repurchase Request Deadline.
If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.
Notice to Shareholders
No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each Shareholder of record and to each beneficial owner of the Shares that are the subject of the repurchase offer a Repurchase Offer Notice. The Repurchase Offer Notice will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The notice also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment. The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date.

Repurchase Price
The repurchase price of the Shares will be the Fund’s NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a number for information regarding the repurchase offer.
Contingent Deferred Sales Charge
Selling brokers, or other Financial Intermediaries that have entered into distribution agreements with the Distributor, may receive a commission of up to 1.00% of the purchase price of Class C Shares.
Class C Shareholders who tender for repurchase of such Shareholder’s Class C Shares such that they will have been held less than 365 days after purchase, as of the time of repurchase, will be subject to a contingent deferred sales charge of 1.00% of the original purchase price. The Fund or its designee may waive the imposition of the contingent deferred sales charge in the following situations: (1) Shareholder death or (2) Shareholder disability. Any such waiver does not imply that the contingent deferred sales charge will be waived at any time in the future or that such contingent deferred sales charge will be waived for any other Shareholder. Class A Shares, Class L Shares and Class I Shares are not subject to a contingent deferred sales charge. Shares acquired through the Fund’s DRP are not subject to a contingent deferred sales charge.
Repurchase Amounts and Payment of Proceeds
Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be directed back to the same account from where the original investment came from on the Purchase Payment Date, which will be no more than seven calendar days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered. With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the Shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that Shareholders in the aggregate tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis, which may result in the Fund not honoring the full amount of a required minimum distribution requested by a Shareholder.

DESCRIPTION OF CAPITAL STRUCTURE
The following description is based on relevant portions of the Delaware Statutory Trust Act, as amended, and on the Declaration of Trust and bylaws. This summary is not intended to be complete. Please refer to the Delaware Statutory Trust Act, as amended, and the Declaration of Trust and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, for a more detailed description of the provisions summarized below.
Shares of Beneficial Interest
The Declaration of Trust authorizes the Fund’s issuance of an unlimited number of common shares of beneficial interest, par value $0.001 per share. There is currently no market for Shares and the Fund does not expect that a market for Shares will develop in the foreseeable future. Pursuant to the Declaration of Trust and as permitted by Delaware law, Shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit under the General Corporation Law of the State of Delaware, as amended (the “DGCL”) and therefore generally will not be personally liable for the Fund’s debts or obligations.
Shares
Under the terms of the Declaration of Trust, all Shares, when consideration for Shares is received by the Fund, will be fully paid and nonassessable. Distributions may be paid to Shareholders if, as and when authorized and declared by the Board. Shares will have no preference, preemptive, appraisal, conversion, exchange or redemption rights, and will be freely transferable, except where their transfer is restricted by law or contract. The Declaration of Trust provides that the Board shall have the power to repurchase or redeem Shares. In the event of the Fund’s dissolution, after the Fund pays or adequately provides for the payment of all claims and obligations of the Fund, and upon the receipt of such releases, indemnities and refunding agreements deemed necessary by the Board, each Share will be entitled to receive, according to its respective rights, a pro rata portion of the Fund’s assets available for distribution, subject to any preferential rights of holders of the Fund’s outstanding preferred Shares, if any. Each whole Share will be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share will be entitled to a proportionate fractional vote. Shareholders shall be entitled to vote on all matters on which a vote of Shareholders is required by the 1940 Act, the Declaration of Trust or a resolution of the Board. There will be no cumulative voting in the election or removal of Trustees. Under the Declaration of Trust, the Fund is not required to hold annual meetings of Shareholders. The Fund only expects to hold Shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or a majority of Shareholders.
Preferred Shares and Other Securities
The Declaration of Trust provides that the Board may, subject to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than Shares (including preferred Shares, debt securities or other senior securities), by action of the Board without the approval of Shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.
Preferred Shares could be issued with rights and preferences that would adversely affect Shareholders. Preferred Shares could also be used as an anti-takeover device. Every issuance of preferred Shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance of preferred Shares and before any distribution is made with respect to the Shares and before any purchase of Shares is made, the aggregate involuntary liquidation preference of such preferred Shares together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such distribution or purchase price, as the case may be; and (ii) the holders of preferred Shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred Shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred Shares.
Outstanding Securities
The following table shows, for each class of authorized securities of the Fund, the amount of (i) shares authorized and (ii) shares outstanding, each as of October 13, 2023:

Class	(1) Amount Authorized	(2) Amount Held by the Fund for its Account	(3) Amount Outstanding Exclusive of Amount Shown Under (2)
Class A	Unlimited	0	10,078.24
Class C	Unlimited	0	10,050.75
Class I	Unlimited	0	2,542,204.84
Class L	Unlimited	0	10,069.07
Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses
Pursuant to the Declaration of Trust, Trustees and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or Shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Trustee’s or officer’s duty.
Except as otherwise provided in the Declaration of Trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or in the case of a criminal proceeding, matters for which such person had reasonable cause to believe that his or her conduct was unlawful. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position. The Fund will provide indemnification to Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the Declaration of Trust.
The Fund has entered into the Management Contract with FDS. The Management Contract provides that FDS shall not be liable for any error of judgment or mistake of law or for any act or omission or any loss suffered by the Fund in connection with the matters to which the Management Contract relates, provided that FDS shall not be protected against any liability to the Fund or its Shareholders to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the reckless disregard of its duties and obligations (“disabling conduct”). The Management Contract provides that, absent disabling conduct, FDS and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it (the “Indemnified Parties”) will be entitled to indemnification from the Fund for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of FDS’s services under the Management Contract or otherwise as adviser for the Fund. The Indemnified Parties shall not be liable under the Management Contract or otherwise for any loss due to the mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any broker or other agent; provided, that such broker or other agent shall have been selected, engaged or retained and monitored by FDS in good faith, unless such action or inaction was made by reason of disabling conduct, or in the case of a criminal action or proceeding, where FDS had reasonable cause to believe its conduct was unlawful. In addition, the Fund will not provide for indemnification of an Indemnified Party for any liability or loss suffered by such Indemnified Party, nor will the Fund provide that an Indemnified Party be held harmless for any loss or liability suffered by the Fund, unless: (1) the Fund has determined, in good faith, that the course of conduct that caused the loss or liability was in the Fund’s best interest; (2) the Fund has determined, in good faith, that the Indemnified Party was acting on the Fund’s behalf or performing services for the Fund; (3) the Fund has determined, in good faith, that such liability or loss was not the result of negligence or misconduct, in the case that the Indemnified Party is FDS or an affiliate of FDS, or gross negligence or willful misconduct, in the case that the Indemnified Party is a Trustee of the Fund who is not also an officer of the Fund or FDS or an affiliate of FDS; and (4) the indemnification or agreement to hold harmless is recoverable only out of the Fund’s net assets and not from the Fund’s Shareholders.
Pursuant to the Declaration of Trust, the Fund will advance the expenses of defending any action for which indemnification is sought if the Fund receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification.
Number of Trustees; Appointment of Trustees; Vacancies; Removal
The Declaration of Trust provides that the number of Trustees shall be at least three and no more than 14, as determined in writing by a majority of the Trustees then in office. As set forth in the Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation or removal. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been appointed pursuant to the Declaration of Trust. To the extent that the 1940 Act requires that Trustees be elected by Shareholders, any such Trustees will be elected by a plurality of all Shares voted at a meeting of Shareholders at which a quorum is present.
The Declaration of Trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the Declaration of Trust) from office with cause only by action taken by a majority of the remaining Trustees (or, in the case of an Independent Trustee, only by action taken by a majority of the remaining Independent Trustees).
Action by Shareholders
The Declaration of Trust provides that Shareholder action can be taken only at a meeting of Shareholders or by unanimous written consent in lieu of a meeting. Subject to the 1940 Act, the Declaration of Trust or a resolution of the Board specifying a greater or lesser vote requirement, the affirmative vote of a majority of Shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the Shareholders with respect to any matter submitted to a vote of the Shareholders.
Amendment of Declaration of Trust and Bylaws
Subject to the provisions of the 1940 Act, pursuant to the Declaration of Trust, the Board may make certain amendments to the Declaration of Trust without any vote of Shareholders. Pursuant to the Declaration of Trust and bylaws, the Board has the exclusive power to amend or repeal the bylaws or adopt new bylaws at any time.
No Appraisal Rights
In certain extraordinary transactions, some jurisdictions provide the right to dissenting Shareholders to demand and receive the fair value of their Shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. The Declaration of Trust provides that Shares shall not entitle Shareholders to appraisal rights.

Conflict with Applicable Laws and Regulations
The Declaration of Trust provides that if and to the extent that any provision of the Declaration of Trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Fund as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Declaration of Trust; provided, however, that such determination shall not affect any of the remaining provisions of the Declaration of Trust or affect the validity of any action taken or omitted to be taken prior to such determination.
PLAN OF DISTRIBUTION
Fidelity Distributors Company LLC, located at 900 Salem Street, Smithfield, Rhode Island 02917, serves as the Fund’s principal underwriter and acts as the Distributor of an unlimited number of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor at NAV plus any applicable sales load. The Distributor also may enter into agreements with Financial Intermediaries for the sale and servicing of the Fund’s Shares. Please consult your financial firm for additional information. In reliance on Rule 415 of the Securities Act, the Fund intends to offer its Shares, on a continual basis, through the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the purchase of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund Shares. Shares of the Fund are not eligible for purchase by registered investment companies or BDCs to the extent such acquisition is in reliance on Rule 12d1‑4 under the 1940 Act.
The Adviser, Distributor and/or their affiliates, in their discretion and from their own resources, may pay Additional Compensation to Financial Intermediaries in connection with the sale of Fund Shares. In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a Financial Intermediary’s registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating a Financial Intermediary. The Additional Compensation may differ among Financial Intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, based on the aggregate value of outstanding Shares held by Shareholders introduced by the Financial Intermediary or determined in some other manner. The receipt of Additional Compensation by a selling Financial Intermediary may create potential conflicts of interest between an investor and its Financial Intermediary who is recommending the Fund over other potential investments. Additionally, the Fund, through the Distributor, may compensate Financial Intermediaries for distribution related expenses and for providing ongoing services in respect of clients with whom it has distributed Shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back‑up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request.
The Fund has agreed to indemnify and hold harmless the Distributor against certain liabilities, including liabilities under the Securities Act. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or gross negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement.
Purchasing Shares
Investors may purchase Class I Shares directly from the Fund, through the Distributor, in accordance with the instructions below. Class A Shares, Class C Shares, and Class L Shares of the Fund may be purchased through

Financial Intermediaries offering such Shares. Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold Shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund or an affiliate may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their financial intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. The Fund accepts initial and additional purchases of Shares on each day that the NYSE is open for business. Orders will be priced based on the Fund’s NAV next computed (at the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business) after it is received by the transfer agent.
If an investment is made through an IRA, Keogh plan or 401(k) plan, an approved trustee must process and forward the subscription to the Fund. In such case, the Fund will send the confirmation and notice of its acceptance to the trustee.
Purchase Terms for Class A Shares, Class C Shares, and Class L Shares
Generally, Class A Shares, Class C Shares, and Class L Shares are offered through Financial Intermediaries on brokerage or transactional platforms. Class I Shares are generally available through fee‑based programs, registered investment advisers and other institutional accounts. Share instructions must be submitted by a duly authorized party in respect of the applicable client.
The minimum initial investment is $2,500 with respect to Class A Shares, Class C Shares and Class L Shares. The Fund reserves the right to waive investment minimums. Subsequent investments may be processed by contacting your Financial Intermediary.
The Fund’s Shares are offered for sale through its Distributor at NAV plus any applicable sales load. The price of the Shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Shares.
Investors purchasing Class A Shares or Class L Shares will pay a sales load based on the amount of their gross investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 5.75%. A reallowance to participating broker-dealers may be made by the Distributor from the sales load paid by each investor. Class C Shareholders may be subject to a contingent deferred sales charge on shares repurchased during the first 365 days after their purchase.
You may be able to buy Class A Shares or Class L Shares without a sales charge (i.e., “load-waived”) when you are:

•	reinvesting dividends or distributions;

•	purchasing Shares through a financial services firm that has a special arrangement with the Fund; or

•	participating in an investment advisory or agency commission program under which you pay a fee to an investment adviser or other firm for portfolio management or brokerage services.
Class A Shares – Sales load up to 5.75%
Investors purchasing Class A Shares may pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 1.50% to 5.75%, as set forth below. A reallowance to participating broker-dealers may be made by the Distributor from the sales load paid by each investor. The following sales loads apply to your purchases of Class A Shares of the Fund:

Amount Purchased	Dealer Reallowance	Sales Load as a % of Offering Price	Sales Load as a % of Amount Invested
Under $100,000	5.00%	5.75%	6.10%
$100,000‑$249,999	4.00%	4.75%	4.99%
$250,000‑$499,999	3.00%	3.75%	3.90%
$500,000‑$999,999	2.00%	2.50%	2.56%
$1,000,000 and Above	1.00%	1.50%	1.52%
Class L Shares – Sales load up to 4.25%
Investors purchasing Class L Shares may pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 1.25% to 4.25%, as set forth below. A reallowance to participating broker-dealers may be made by the Distributor from the sales load paid by each investor. The following sales loads apply to your purchases of Class L Shares of the Fund:

Amount Purchased	Dealer Reallowance	Sales Load as a % of Offering Price	Sales Load as a % of Amount Invested
Under $250,000	3.50%	4.25%	4.44%
$250,000‑$499,999	2.50%	3.25%	3.36%
$500,000‑$999,999	1.50%	2.00%	2.04%
$1,000,000 and Above	1.00%	1.25%	1.27%
The Fund has adopted a “Distribution and Service Plan” with respect to its Class A Shares, Class C Shares and Class L Shares under which the Fund, through the Distributor, may compensate Financial Intermediaries for distribution-related expenses, if applicable, and providing ongoing services in respect of clients with whom they have distributed Shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back‑up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund, the Adviser or Distributor may reasonably request. Under the Distribution and Service Plan, each of the Fund’s Class A Shares, Class C Shares and Class L Shares may incur expenses on an annual basis of up to 0.25%, 1.00% and 0.50%, respectively, of its average monthly Net Assets. With respect to Class C Shares and Class L Shares, 0.25% of the fee is characterized as a “shareholder servicing fee” and the remaining portion is characterized as a “distribution fee.” With respect to Class A Shares, the entire fee is characterized as a “shareholder service fee.”
In addition to the above payments, each Class A Share, Class C Share, and Class L Share plan specifically recognizes that the Adviser may make payments from its management fee revenue, past profits, or other resources to the Distributor for expenses incurred in connection with providing services intended to result in the sale of Class A Shares, Class C Shares, and Class L Shares and/or shareholder support services. The Adviser, directly or through the Distributor, may pay significant amounts to Financial Intermediaries that provide those services.
The Distribution and Service Plan operates in a manner consistent with Rule 12b‑1 under the 1940 Act, which regulates the manner in which an open‑end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open‑end investment company, it has undertaken to comply with the terms of Rule 12b‑1 as a condition of an exemptive order it has been granted under the 1940 Act to allow it to have asset-based distribution fees.

Purchase Terms for Class I Shares
No upfront selling commissions are paid for sales of any Class I Shares. Class I Shares are subject to a minimum initial investment of $1,000,000, which is waived or reduced by the Distributor to $25,000 or less for certain investors as described below and may be increased or decreased pursuant to agreements with Financial Intermediaries. Financial Intermediaries may be permitted to impose higher or lower investment minimums for purchases made through their platforms. Investors should consult their financial intermediary for more information. The Fund reserves the right to waive investment minimum.
Class I Shares are generally available for purchase in this offering only (1) through fee‑based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I Shares, (2) by endowments foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I Shares, (4) through transaction/ brokerage platforms at participating brokers, (5) by the Fund’s executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and, if approved by the Fund’s Board, joint venture partners, consultants and other service providers, or (6) by other categories of investors that the Fund names in an amendment or supplement to this prospectus. In certain cases, where a holder of Class A, Class C or Class L Shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s Shares may be exchanged into an equivalent NAV amount of Class I Shares. The Fund may also offer Class I Shares to certain feeder vehicles primarily created to hold our Class I Shares, which in turn offer interests in themselves to investors; the Fund would conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. The Fund may also offer Class I Shares to other investment vehicles.
Without limiting the foregoing, the Distributor waives or reduces to $25,000 or less Class I investment minimums for purchases: (1) through fee‑based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I Shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I Shares, (3) through transaction/brokerage platforms at participating brokers, (4) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, and (5) by other categories of investors that we name in an amendment or supplement to this prospectus. The foregoing categories of investors who are granted waivers or reductions by the Distributor from the Class I investment minimums include investors described in the foregoing sentence who make purchases for eligible retirement plans and IRAs. Waivers and reductions are subject to the terms and conditions of agreements that the Distributor enters into with participating intermediaries, as applicable.
The Fund has also adopted a Distribution and Service Plan with respect to its Class I Shares pursuant to Rule 12b‑1 under the 1940 Act that recognizes that the Adviser may use its management fee revenues, as well as its past profits or its resources from any other source, to pay the Distributor for expenses incurred in connection with providing services intended to result in the sale of Class I Shares and/or shareholder support services. The Adviser, directly or through the Distributor, may pay significant amounts to intermediaries that provide those services.

IMPORTANT INFORMATION ABOUT OPENING A NEW ACCOUNT
Share Class Considerations
When selecting a Share class, you should consider the following:

☐	which Share classes are available to you;

☐	how much you intend to invest;

☐	how long you expect to own the Shares; and

☐	total costs and expenses associated with a particular Share class.
Each investor’s financial considerations are different. You should speak with your Financial Intermediary to help you decide which Share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.
By Wire — Initial Investment
To make an initial investment in the Fund, the transfer agent must receive a completed account application from a Financial Intermediary before an investor wires funds. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. Any commercial bank can transfer same‑day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE in accordance with the procedures described above. Your bank may charge you a fee for wiring same‑day funds. The bank should transmit funds by wire to:
Bank name: UMB Bank NA
Routing: 101000695
DDA: 9872654684
Account Name: DST Systems Inc., As Agent for Fidelity
The Fund reserves the right to involuntarily redeem an investor’s Shares in the case of actual or suspected threatening conduct or actual or suspected fraudulent, illegal or suspicious activity by the investor or any other individual associated with the investor’s account. Accordingly, an investor’s Shares will be sold at the NAV, minus any applicable shareholder fees, calculated on the day the Fund exercises its right as mentioned above.
For individual investors opening an account: When you open an account, you will be asked for your name, address, date of birth, and other information that will allow Fidelity to identify you. You may also be asked to provide documents that may help to establish your identity, such as your driver’s license.
For investors other than individuals: When you open an account, you will be asked for the name of the entity, its principal place of business and taxpayer identification number (TIN). You will be asked to provide information about the entity’s control person and beneficial owners, and person(s) with authority over the account, including name, address, date of birth and social security number. You may also be asked to provide documents, such as drivers’ licenses, articles of incorporation, trust instruments or partnership agreements and other information that will help Fidelity identify the entity.

Right of Accumulation
To qualify for the reduced Class A Shares or Class L Shares sales charge that would apply to a larger purchase than you are currently making, you can add the value of Class A Shares or Class L Shares of the Fund that you and your spouse currently own, and the Class A Share and Class L Share of the Fund that you are currently making, to the value of your Class A Share or Class L Share purchase of the Fund. The value of the Shares you currently own is based on the greater of their current offering price or the amount you paid for the Shares, including reinvestment of dividends and capital gain distributions.
In totaling your holdings, you may count Class A Shares or Class L Shares of the Fund held in:

•	your individual accounts (including IRAs);

•	your joint accounts with your spouse; and

•	accounts you or your spouse hold as trustees or custodians on behalf of children who are minors.
A fiduciary can apply a Right of Accumulation to all Shares purchased for a trust, estate or other fiduciary account that has multiple accounts. You must provide information about your eligibility and holdings at the time of your purchase in order to qualify for the Right of Accumulation. You must notify your Financial Intermediary of your eligibility for the Right of Accumulation at the time of your purchase. The foregoing applies to Shares of the Fund only and may not be combined with any other similar programs offered by other funds advised by the Adviser or its affiliates. The Fund reserves the right to modify or to cease offering this program at any time.
Conversion Feature
After a maximum holding period of eight years from the initial date of purchase, Class C Shares convert automatically to Class A Shares of the Fund. Simultaneously, a portion of the Class C Shares purchased through the reinvestment of Class C dividends or capital gains distributions (“Dividend Shares”) will also convert to Class A Shares of the Fund. The portion of Dividend Shares that will convert at that time is determined by the ratio of converting Class C non‑Dividend Shares held by a Shareholder to that Shareholder’s total Class C non‑Dividend Shares. A conversion to Class A Shares will be made on the basis of the relative NAV of the two classes, without the imposition of any sales load, fee or other charge.
Exchanging Shares
Shareholders may exchange Shares of one class of the Fund for Shares of another class of the Fund that the Shareholder is eligible to purchase.
DISTRIBUTIONS
The Fund intends to declare distributions daily and pay such amounts monthly to its Shareholders of net investment income. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, maintenance of the Fund’s RIC status, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.
To the extent that any portion of the Fund’s distributions are considered a return of capital to Shareholders, such portion would not be considered dividends for U.S. federal income tax purposes, and would represent a return of the amounts that such Shareholders invested. Although such return of capital distributions are not currently taxable to Shareholders, such distributions will have the effect of lowering a Shareholder’s tax basis in such Shares, and could result in a higher tax liability when the Shares are sold, even if they have not increased in value, or in fact, have lost value. The Fund’s final distribution for each tax year is expected to include any remaining investment company taxable income and net tax‑exempt income undistributed during the tax year, as well as any undistributed net capital gain realized during the tax year. This distribution policy, may, under certain circumstances, have adverse consequences to the Fund and its Shareholders because it may result in a return of capital resulting in less of a Shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratios. The distribution policy also may cause the Fund to sell securities at a time it would not otherwise do so to manage the distribution of income and gain.
Each year, a statement on Form 1099‑DIV identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital) will be furnished to Shareholders subject to IRS reporting. Fund ordinary distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. To the extent that the Fund pays distributions that constitute a return of capital for U.S. federal income tax purposes, it will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.
As discussed in the “Tax Aspects” section, to qualify for and maintain RIC tax treatment, the Fund is required to distribute on a timely basis with respect to each tax year dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of its “investment company taxable income” and net tax‑exempt interest income, determined without regard to any deduction for dividends paid, for such tax year. To avoid certain excise taxes imposed on RICs, the Fund is required to distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of capital gain net income (adjusted for certain ordinary losses) generally for the one‑year period ending on October 31 of the calendar year and (3) any ordinary income and capital gain net income for previous calendar years that were not distributed during such calendar years and on which the Fund paid no U.S. federal income tax. The Fund can offer no assurance that it will achieve results that will permit the payment of any distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes it to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund’s borrowings. Any such limitations would adversely impact the Fund’s ability to make distributions to Shareholders.
Distribution Reinvestment Plan
The Fund has adopted an amended and restated distribution reinvestment plan, pursuant to which the Fund will reinvest all cash dividends declared by the Fund on behalf of Shareholders who do not elect to receive their dividends in cash as provided below. As a result, if the Board authorizes, and the Fund declares, a cash dividend or other distribution, then Shareholders who have not opted out of the DRP will have their cash distributions automatically reinvested in additional Shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional Shares will be credited to each participating Shareholder’s account to three decimal places.
No action is required on the part of a registered Shareholder to have his, her or its cash dividend or other distribution reinvested in Shares. Shareholders can elect to “opt out” of the DRP.
If any Shareholder initially elects not to participate, they may later become a participant by contacting Fidelity Investments Institutional Operations Company LLC, including any delegate (the “Plan Administrator”), at alternatives@fmr.com. Participation in the DRP will begin with the next distribution payable after acceptance of a participant’s subscription. Shares will be purchased under the DRP as of the first calendar day of the month following the record date of the distribution.
If a Shareholder seeks to terminate its participation in the DRP, notice of termination must be received by the Plan Administrator five business days in advance of the first calendar day of the next month in order for a

Shareholder’s termination to be effective for such month. Any transfer of Shares by a participant to a non‑participant will terminate participation in the DRP with respect to the transferred Shares. If a participating Shareholder elects to tender its Shares in full pursuant to a repurchase offer and such full tender is accepted by the Fund, any Shares issued to it under the Plan subsequent to the expiration of the repurchase offer will be considered part of its prior tender, and the Shareholder’s participation in the Plan will be terminated as of the expiration date of the applicable repurchase offer. Any distributions to be paid to such Shareholder on or after such date will be paid in cash on the scheduled distribution payment date.
If a Shareholder elects to opt out of the DRP, the Shareholder will receive any distributions the Fund declares in cash. There will be no sales load charged for Shareholders to participate in the DRP. If Shares are held by a broker or other financial intermediary, a Shareholder may change his, her or its election by notifying the broker or other financial intermediary of the election.
The purchase price for Shares purchased under the DRP will be equal to the most recent available NAV per Share for such Shares at the time the distribution is payable. Shares issued pursuant to the DRP will have the same voting rights as the Shares offered pursuant to this prospectus. Shareholders will not pay transaction related charges when purchasing Shares under the DRP, but all outstanding Class A, Class C, and Class L Shares, including those purchased under the DRP, will be subject to ongoing distribution and/or shareholder servicing fees. Shares acquired through the Fund’s DRP are not subject to a contingent deferred sales charge.
All correspondence concerning the DRP should be directed to the Plan Administrator at alternatives@fmr.com. Certain transactions can be performed by calling the number 817‑474‑1001.
TAX ASPECTS
The following is a general summary of certain material U.S. federal income tax considerations applicable to the Fund and an investment in the Fund. The discussion below provides general tax information related to an investment in the Fund, but does not purport to be a complete description of the U.S. federal income tax consequences of an investment in the Fund and does not address any state, local, non‑U.S. or other tax consequences. It is based on the Code and U.S. Treasury regulations thereunder and administrative pronouncements, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. In addition, it does not describe all of the tax consequences that may be relevant in light of a Shareholder’s particular circumstances, including (but not limited to) alternative minimum tax consequences and tax consequences applicable to Shareholders subject to special tax rules, such as certain financial institutions; dealers or traders in securities who use a mark‑to‑market method of tax accounting; persons holding Shares as part of a hedging transaction, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Shares; entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes; insurance companies; U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar; or tax‑exempt entities, including “individual retirement accounts” or “Roth IRAs.” Unless otherwise noted, the following discussion applies only to a Shareholder that holds Shares as a capital asset and is a U.S. Shareholder. A “U.S. Shareholder” generally is a beneficial owner of Shares who is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective Shareholder that is a partner in a partnership holding Shares should consult the Shareholder’s personal advisors with respect to the purchase, ownership and disposition of Shares.
The discussion set forth herein does not constitute tax advice. Tax laws are complex and often change, and Shareholders should consult their tax advisors about the U.S. federal, state, local or non‑U.S. tax consequences of an investment in the Fund.
Taxation of the Fund
The Fund intends to elect to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes as dividends to Shareholders. To qualify as a RIC in any tax year, the Fund must, among other things, satisfy both a source of income test and asset diversification tests such that (i) at least 90% of the Fund’s gross income for such tax year consists of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of shares, securities or foreign currencies; other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such shares, securities or currencies; and net income derived from interests in “qualified publicly-traded partnerships” (such income, “Qualifying RIC Income”); and (ii) the Fund’s holdings are diversified so that, at the end of each quarter of such tax year, (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash equivalents, securities of other RICs, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses or (y) in the securities of one or more “qualified publicly-traded partnerships.” The Fund’s share of income derived from a partnership other than a “qualified publicly-traded partnership” will be treated as Qualifying RIC Income only to the extent that such income would have constituted Qualifying RIC Income if derived directly by the Fund. A “qualified publicly-traded partnership” is generally defined as an entity that is treated as a partnership for U.S. federal income tax purposes if (1) interests in such entity are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (2) less than 90% of its gross income for the relevant tax year consists of Qualifying RIC Income. The Code provides that the Treasury Department may by regulation exclude from Qualifying RIC Income foreign currency gains that are not directly related to the RIC’s principal business of investing in shares or securities (or options and futures with respect to shares or securities). The Fund anticipates that, in general, its foreign currency gains will be directly related to its principal business of investing in shares and securities.
In addition, to maintain RIC tax treatment, the Fund must distribute on a timely basis with respect to each tax year dividends of an amount at least equal to 90% of the sum of its “investment company taxable income” and its net tax‑exempt interest income (if any), determined without regard to any deduction for dividends paid, to Shareholders (the “90% distribution requirement”). If the Fund qualifies as a RIC and satisfies the 90% distribution requirement, the Fund generally will not be subject to U.S. federal income tax on its “investment company taxable income” and net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes as dividends to Shareholders (including amounts that are reinvested pursuant to the DRP). In general, a RIC’s “investment company taxable income” for any tax year is its taxable income, determined without regard to net capital gains and with certain other adjustments. The Fund intends to distribute all or substantially all of its “investment company taxable income,” net tax‑exempt interest income (if any) and net capital gains on an annual basis. Any taxable income, including any net capital gains that the Fund does not distribute in a timely manner, will be subject to U.S. federal income tax at regular corporate rates.

If the Fund retains any net capital gains for reinvestment, it may elect to treat such capital gains as having been distributed to Shareholders. If the Fund makes such an election, each Shareholder will be required to report its share of such undistributed net capital gains attributed to the Fund as long-term capital gain and will be entitled to claim its share of the U.S. federal income taxes paid by the Fund on such undistributed net capital gains as a credit against its own U.S. federal income tax liability, if any, and to claim a refund on a properly-filed U.S. federal income tax return to the extent that the credit exceeds such liability. In addition, each Shareholder will be entitled to increase the adjusted tax basis of its Shares by the difference between its share of such undistributed net capital gain and the related credit. There can be no assurance that the Fund will make this election if it retains all or a portion of its net capital gain for a tax year.
As a RIC, the Fund will be subject to a nondeductible 4% federal excise tax on certain undistributed amounts for each calendar year (the “4% excise tax”). To avoid the 4% excise tax, the Fund must distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of its capital gain net income (adjusted for certain ordinary losses) generally for the one‑year period ending on October 31 of the calendar year and (3) any ordinary income and capital gains for previous calendar years that were not distributed during those calendar years. For purposes of determining whether the Fund has met this distribution requirement, the Fund will be deemed to have distributed any income or gains previously subject to U.S. federal income tax. Furthermore, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders, of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been paid on December 31 of the calendar year in which the distribution was declared. The Fund generally intends to avoid the imposition of the 4% excise tax, but there can be no assurance in this regard.
If the Fund fails to qualify as a RIC or fails to satisfy the 90% distribution requirement in respect of any tax year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gains, even if such income were distributed, and all distributions out of earnings and profits would be taxed as ordinary dividend income. Such distributions generally would be eligible for the dividends-received deduction in the case of certain corporate Shareholders and may be eligible to be qualified dividend income in the case of certain non‑corporate Shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (any of which could be subject to interest charges) before re‑qualifying for taxation as a RIC. If the Fund fails to satisfy either the income test or asset diversification test described above, in certain cases, however, the Fund may be able to avoid losing its status as a RIC by timely providing notice of such failure to the IRS, curing such failure and possibly paying an additional tax or penalty.
Some of the investments that the Fund is expected to make, such as investments in debt instruments having market discount and/or treated as issued with OID, may cause the Fund to recognize income or gain for U.S. federal income tax purposes prior to the receipt of any corresponding cash or other property. As a result, the Fund may have difficulty meeting the 90% distribution requirement necessary to maintain RIC tax treatment. Because this income will be included in the Fund’s investment company taxable income for the tax year it is accrued, the Fund may be required to make a distribution to Shareholders to meet the 90% distribution requirement described above, even though the Fund will not have received any corresponding cash or property. The Fund may be required to borrow money, dispose of other securities or forgo new investment opportunities for this purpose.
There may be uncertainty as to the appropriate treatment of certain of the Fund’s investments for U.S. federal income tax purposes. In particular, the Fund expects to invest a substantial portion of its Net Assets in below investment grade instruments. U.S. federal income tax rules with respect to such instruments are not entirely clear about issues such as whether and to what extent the Fund should recognize interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in connection with the Fund’s general intention to distribute sufficient income to qualify for and maintain its treatment as a RIC for U.S. federal income tax purposes, and to minimize the risk that it becomes subject to U.S. federal income or excise tax.
Income received by the Fund from sources outside the United States may be subject to withholding and other taxes imposed by such countries, thereby reducing income available to the Fund. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. The Fund generally intends to conduct its investment activities to minimize the impact of foreign taxation, but there is no guarantee that the Fund will be successful in this regard. If more than 50% of the value of the Fund’s total assets at the close of its tax year consists of securities of foreign corporations, the Fund will be eligible to elect to “pass-through” to the Fund the foreign source amount of income deemed earned and the respective amount of foreign taxes paid by the Fund. If at least 50% of the value of the Fund’s total assets at the close of each quarter of its tax year is represented by interests in other RICs, the Fund may elect to “pass-through” to Shareholders the foreign source amount of income deemed earned and the respective amount of foreign taxes paid or deemed paid by the Fund. If the Fund so elects, each Shareholder would be required to include in gross income, even though not actually received, each Shareholder’s pro rata share of the foreign taxes paid or deemed paid by the Fund, but would be treated as having paid its pro rata share of such foreign taxes and would therefore be allowed to either deduct such amount in computing taxable income or use such amount (subject to various limitations) as a foreign tax credit against federal income tax (but not both). Because the Fund does not currently anticipate that securities of foreign issuers or underlying RICs will constitute more than 50% of its total assets at the end of any taxable year, or taxable quarter, respectively, Shareholders should not expect to be eligible to claim a foreign tax credit or deduction on their federal income tax returns with respect to foreign taxes withheld.
The Fund may invest in shares of foreign companies that are classified under the Code as passive foreign investment companies (“PFICs”). In general, a foreign company is considered a PFIC if at least 50% of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. In general under the PFIC rules, an “excess distribution” received with respect to PFIC shares is treated as having been realized ratably over the period during which the Fund held the PFIC shares. The Fund generally will be subject to tax on the portion, if any, of the excess distribution that is allocated to the Fund’s holding period in prior tax years (and an interest factor will be added to the tax, as if the tax had actually been payable in such prior tax years) even though the Fund distributes the corresponding income to Shareholders. Excess distributions include any gain from the sale of PFIC shares as well as certain distributions from a PFIC. All excess distributions are taxable as ordinary income.
The Fund may be eligible to elect alternative tax treatment with respect to PFIC shares. Under one such election (i.e., a “QEF” election), the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from the PFIC. If this election is made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. Alternatively, the Fund may be able to elect to mark its PFIC shares to market, resulting in any unrealized gains at the Fund’s tax year end being treated as though they were recognized and reported as ordinary income. Any mark‑to‑market losses and any loss from an actual disposition of the PFIC’s Shares would be deductible as ordinary losses to the extent of any net mark‑to‑market gains included in income in prior tax years with respect to shares in the same PFIC.
Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income, gain or loss with respect to PFIC shares, as well as subject the Fund itself to tax on certain income from PFIC shares, the amount that must be distributed to Fund Shareholders, and which will be recognized by Fund Shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in PFIC shares. Note that distributions from a PFIC are not eligible for the reduced rate of tax on distributions of “qualified dividend income” as discussed below.
Some of the CLOs in which the Fund may invest may be PFICs, which are generally subject to the tax consequences described above. Investment in certain equity interests of CLOs that are subject to treatment as

PFICs for U.S. federal income tax purposes may cause the Fund to recognize income in a tax year in excess of the Fund’s distributions from such CLOs, PFICs and the Fund’s proceeds from sales or other dispositions of equity interests in other CLOs and other PFICs during that tax year. As a result, the Fund generally would be required to distribute such income to satisfy the 90% distribution requirement.
If the Fund holds more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”), including equity tranche investments and certain debt tranche investments in a CLO treated as a CFC, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each tax year from such foreign corporation of an amount equal to the Fund’s pro rata share of the foreign corporation’s earnings for such tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution to the Fund during such tax year. This deemed distribution is required to be included in the income of certain U.S. shareholders of a CFC, such as the Fund, regardless of whether a U.S. shareholder has made a QEF election with respect to such CFC. The Fund is generally required to distribute such income in order to satisfy the 90% distribution requirement, even to the extent the Fund’s income from a CFC exceeds the distributions from the CFC and the Fund’s proceeds from the sales or other dispositions of CFC stock during that tax year. In general, a foreign corporation will be treated as a CFC for U.S. federal income tax purposes if more than 50% of the shares of the foreign corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a corporation.
The functional currency of the Fund, for U.S. federal income tax purposes, is the U.S. dollar. Gains or losses attributable to fluctuations in foreign currency exchange rates that occur between the time a Fund accrues interest income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are respectively characterized as ordinary income or ordinary loss for U.S. federal income tax purposes. Similarly, on the sale of other disposition of certain investments, including debt securities, certain forward contracts, as well as other derivative financial instruments, denominated in a foreign currency, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are generally treated as ordinary gain or loss. These gains and losses, referred to under the Code as “section 988” gains and losses, may increase or decrease the amount of the Fund’s investment company taxable income subject to distribution to Fund Shareholders as ordinary income. For example, fluctuations in exchange rates may increase the amount of income that the Fund must distribute to qualify for tax treatment as a RIC and to prevent application of an excise tax on undistributed income. Alternatively, fluctuations in exchange rates may decrease or eliminate income available for distribution. If section 988 losses exceed other investment company taxable income during a tax year, the Fund would not be able to distribute amounts considered dividends for U.S. federal income tax purposes, and any distributions during a tax year made by the Fund before such losses were recognized would be re‑characterized as a return of capital to Fund Shareholders for U.S. federal income tax purposes, rather than as ordinary dividend income, and would reduce each Fund Shareholder’s tax basis in Fund Shares.
If the Fund utilizes leverage through the issuance of preferred Shares or borrowings, it will be prohibited from declaring a distribution or dividend if it would fail the applicable asset coverage test(s) under the 1940 Act after the payment of such distribution or dividend. In addition, certain covenants in credit facilities or indentures may impose greater restrictions on the Fund’s ability to declare and pay dividends on Fund Shares. Limits on the Fund’s ability to pay dividends on Fund Shares may prevent the Fund from meeting the 90% distribution requirement described above and, as a result, may affect the Fund’s ability to be subject to tax as a RIC or subject the Fund to the 4% excise tax. The Fund endeavors to avoid restrictions on its ability to make distribution payments. If the Fund is precluded from making distributions on Fund Shares because of any applicable asset coverage requirements, the terms of preferred Shares (if any) may provide that any amounts so precluded from being distributed, but required to be distributed by the Fund to enable the Fund to satisfy the 90% distribution requirement that would enable the Fund to be subject to tax as a RIC, will be paid to the holders of preferred Shares as a special distribution. This distribution can be expected to decrease the amount that holders of preferred Shares would be entitled to receive upon redemption or liquidation of such preferred Shares.
Depending upon its investments, the Fund may be subject to special U.S. federal income tax provisions that, among other things, (1) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (2) convert lower-taxed long-term capital gains into higher-taxed short-term capital gains or ordinary income, (3) convert an ordinary loss or a deduction into a capital loss, the deductibility of which is more limited, (4) adversely affect when a purchase or sale of shares or securities is deemed to occur, (5) adversely alter the intended characterization of certain complex financial transactions, (6) cause the Fund to recognize income or gain without a corresponding receipt of cash, (7) treat dividends that would otherwise constitute qualified dividend income as non‑qualified dividend income, (8) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment and (9) produce income that will not constitute Qualifying RIC Income. The application of these rules could cause the Fund to be subject to U.S. federal income tax or the 4% excise tax and, under certain circumstances, could affect the Fund’s status as a RIC. The Fund monitors its investments and may make certain tax elections to mitigate the effect of these provisions.
A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund’s deductible expenses in a given taxable year exceed the Fund’s investment company taxable income, the Fund may incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its Shareholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but may carry forward such net capital losses, and use them to offset future capital gains, indefinitely. Due to these limits on deductibility of expenses and net capital losses, the Fund may for tax purposes have aggregate taxable income for several taxable years that the Fund is required to distribute and that is taxable to Shareholders even if such taxable income is greater than the net income the Fund actually earns during those taxable years. Any underwriting fees paid by the Fund are not deductible.
The remainder of this discussion assumes that the Fund has qualified for and maintained its treatment as a RIC for U.S. federal income tax purposes and has satisfied the 90% distribution requirement described above.
Taxation of U.S. Shareholders
Distributions
Distributions of the Fund’s ordinary income and net short-term capital gains will, except as described below with respect to distributions of “qualified dividend income,” generally be taxable to Shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions (or deemed distributions, as described above), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time a Shareholder has owned Shares. The ultimate tax characterization of the Fund’s distributions made in a tax year cannot be determined until after the end of the tax year. As a result, the Fund may make total distributions during a tax year in an amount that exceeds the current and accumulated earnings and profits of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a Shareholder as a return of capital that will be applied against and reduce the Shareholder’s tax basis in its Shares. To the extent that the amount of any such distribution exceeds the Shareholder’s tax basis in its Shares, the excess will be treated as gain from a sale or exchange of Shares; as a result, Shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment. Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares. Generally, for U.S. federal income tax purposes, a Shareholder receiving Shares under the DRP will be treated as having received a distribution equal to the fair market value of such Shares on the date the Shares are credited to the Shareholder’s account.
It is expected that a substantial portion of the Fund’s income will consist of ordinary income. For example, interest and OID derived by the Fund will be characterized as ordinary income for U.S. federal income tax purposes. In addition, gain derived by the Fund from the disposition of debt instruments with “market discount” (generally, securities with a fixed maturity date of more than one year from the date of issuance acquired by the Fund at a price below the lesser of their stated redemption price at maturity or accreted value, in the case of securities with OID) will be characterized as ordinary income for U.S. federal income tax purposes to the extent of the market discount that has accrued, as determined for U.S. federal income tax purposes, at the time of such disposition, unless the Fund makes an election to accrue market discount on a current basis. Notwithstanding the foregoing, Section 451 of the Code generally requires any accrual method taxpayer to take into account items of gross income no later than the time at which such items are taken into account as revenue in the taxpayer’s financial statements. Treasury Regulations provide that Section 451 does not apply to market discount. If the IRS were to change its position and Section 451 were to apply to the accrual of market discount, the Fund would be required to include in income any market discount as it takes the same into account on its financial statements if it had already done so.
Distributions made by the Fund to a corporate Shareholder will qualify for the dividends-received deduction only to the extent that the distributions consist of qualifying dividends received by the Fund. In addition, any portion of the Fund’s dividends otherwise qualifying for the dividends-received deduction will be disallowed or reduced if the corporate Shareholder fails to satisfy certain requirements, including a holding period requirement, with respect to its Shares. Distributions of “qualified dividend income” to an individual or other non‑corporate Shareholder will be treated as “qualified dividend income” to such Shareholder and generally will be taxed at long-term capital gain rates, provided the Shareholder satisfies the applicable holding period and other requirements. “Qualified dividend income” generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Given the Fund’s investment strategy, it is not expected that a significant portion of the distributions made by the Fund will be eligible for the dividends-received deduction or the reduced rates applicable to “qualified dividend income.”
Certain distributions reported by the Fund as Section 163(j) interest dividends may be eligible to be treated as interest income by shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by the shareholder is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.
If a person acquires Shares shortly before the record date of a distribution, the price of the Shares may include the value of the distribution, and the person will be subject to tax on the distribution even though economically it may represent a return of the person’s investment in such Shares.
Distributions paid by the Fund generally will be treated as received by a Shareholder at the time the distribution is made. However, the Fund may, under certain circumstances, elect to treat a distribution that is paid during the following tax year as if it had been paid during the tax year in which the income or gains supporting the distribution was earned. If the Fund makes such an election, the Shareholder will still be treated as receiving the distribution in the tax year in which the distribution is received. In addition, distributions declared by the Fund in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if received by Shareholders on December 31 of the calendar year in which the distribution was declared.

The Fund (or if a U.S. Shareholder holds Shares through an intermediary, such intermediary) will send to each of its U.S. Shareholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per Share and per distribution basis, the amounts includible in such U.S. Shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS, including the amount of distributions, if any, eligible for the preferential maximum rate generally applicable to long-term capital gains. Distributions paid by the Fund generally will not be eligible for the corporate dividends received deduction or the preferential tax rate applicable to Qualifying Dividends because the Fund’s income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Shareholder’s particular situation.
The IRS currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred Shares, the Fund intends to allocate capital gain dividends, if any, between its common Shares and preferred Shares in proportion to the total dividends paid to each class with respect to such tax year.
The Fund expects to be treated as a “publicly offered regulated investment company” (within the meaning of Section 67 of the Code) as a result of either (i) Shares being held by at least 500 persons at all times during a taxable year, (ii) Shares being continuously offered pursuant to a public offering (within the meaning of section 4 of the Securities Act of 1933, as amended (the “Securities Act”)) or (iii) Shares being treated as regularly traded on an established securities market. However, there can be no assurance that the Fund will be treated as a publicly offered regulated investment company for all years. If the Fund is not treated as a publicly offered regulated investment company for any calendar year, for purposes of computing the taxable income of non‑corporate Shareholders, (1) the Fund’s earnings will be computed without taking into account such Shareholders’ allocable shares of the management and incentive fees paid to the Adviser and certain of the Fund’s other expenses, (2) each such Shareholder will be treated as having received or accrued a distribution from the Fund in the amount of such Shareholder’s allocable share of these fees and expenses for such taxable year, (3) each such Shareholder will be treated as having paid or incurred such Shareholder’s allocable share of these fees and expenses for the calendar year and (4) each such Shareholder’s allocable share of these fees and expenses will be treated as miscellaneous itemized deductions by such Shareholder. For taxable years beginning before 2026, miscellaneous itemized deductions generally are not deductible by a non‑corporate Shareholder. For taxable years beginning in 2026 or later, miscellaneous itemized deductions generally are deductible by a non‑corporate Shareholder only to the extent that the aggregate of such Shareholder’s miscellaneous itemized deductions exceeds 2% of such Shareholder’s adjusted gross income for U.S. federal income tax purposes, are not deductible for purposes of the alternative minimum tax and are subject to the overall limitation on itemized deductions under Section 68 of the Code.
The Fund has adopted a DRP under which Shareholders who do not “opt out” will receive distributions in the form of additional Shares instead of in cash. If a Shareholder reinvests distributions in additional Shares, such Shareholders will generally be subject to the same U.S. federal, state and local tax consequences as if it had received a distribution in cash and, for this purpose, a Shareholder receiving a distribution in the form of additional Shares will generally be treated as receiving a distribution in the amount of cash that the Shareholder would have received if it had elected to receive the distribution in cash. If the Fund issues additional Shares with a fair market value equal to or greater than net asset value, however, Shareholders will be treated as receiving a distribution in the amount of the fair market value of the distributed Shares. Any such additional Shares will have a tax basis equal to the amount treated as a distribution for U.S. federal income tax purposes. The additional Shares will have a new holding period commencing on the day following the day on which the Shares are credited to the Shareholder’s account.
Sale or Exchange of Shares
The repurchase or transfer of Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non‑tendering Shareholders in connection with a repurchase offer.

For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes, and may result in deemed distributions to non‑tendering Shareholders. On the other hand, Shareholders holding Shares as capital assets who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will recognize capital gain or loss. The amount of the gain or loss will be equal to the difference between the amount received for the Shares and the Shareholder’s adjusted tax basis in the relevant Shares. Such gain or loss generally will be a long-term capital gain or loss if the Shareholder has held such Shares as capital assets for more than one year. Otherwise, the gain or loss will be treated as short-term capital gain or loss.
Losses realized by a Shareholder on the sale or exchange of Shares held as capital assets for six months or less will be treated as long-term capital losses to the extent of any distribution of long-term capital gains received (or deemed received, as discussed above) with respect to such Shares. In addition, no loss will be allowed on a sale or other disposition of Shares if the Shareholder acquires (including through reinvestment of distributions or otherwise) Shares, or enters into a contract or option to acquire Shares, within 30 days before or after any disposition of such Shares at a loss. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Under current law, net capital gains recognized by non‑corporate Shareholders are generally subject to U.S. federal income tax at lower rates than the rates applicable to ordinary income.
In general, non‑corporate Shareholders currently are generally subject to favorable federal income tax rates on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate Shareholders currently are subject to the same U.S. federal income tax rate on their net capital gain and ordinary income. Non‑corporate Shareholders with net capital losses for a tax year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each tax year. Any net capital losses of a non‑corporate Shareholder in excess of $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate Shareholders generally may not deduct any net capital losses for a tax year, but may carry back such losses for three tax years or carry forward such losses for five tax years.
Under U.S. Treasury regulations, if a Shareholder recognizes losses with respect to Shares of $2 million or more for a non‑corporate Shareholder or $10 million or more for a corporate Shareholder, the Shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct Shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Reporting to Shareholders and the IRS of the gross proceeds of Fund shares sold or exchanged and their adjusted cost basis is generally required. Shareholders should contact their Financial Intermediaries with respect to reporting of cost basis and available elections for their accounts.
Medicare Tax on Net Investment Income
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. U.S. persons that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of their investment in the Fund.

Backup Withholding and Information Reporting
Information returns will be filed with the IRS in connection with payments on Shares and the proceeds from a sale or other disposition of Shares. A Shareholder will be subject to backup withholding on all such payments if it fails to provide the payor with its correct taxpayer identification number (generally, in the case of a U.S. resident Shareholder, on an IRS Form W‑9) and to make required certifications or otherwise establish an exemption from backup withholding. Corporate Shareholders and certain other Shareholders generally are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against the applicable Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Taxation of Tax‑Exempt U.S. Shareholders
A U.S. Shareholder that is a tax‑exempt organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation may nevertheless be subject to taxation to the extent that it is considered to derive unrelated business taxable income (“UBTI”). The direct conduct by a tax‑exempt U.S. Shareholder of the activities that the Fund proposes to conduct could give rise to UBTI. However, a RIC is a corporation for U.S. federal income tax purposes and its business activities generally will not be attributed to its Shareholders for purposes of determining their treatment under current law. Therefore, a tax‑exempt U.S. Shareholder should not be subject to U.S. federal income taxation solely as a result of such Shareholder’s direct or indirect ownership of Shares and receipt of distributions with respect to such Shares (regardless of whether the Fund incurs indebtedness). Moreover, under current law, if the Fund incurs indebtedness, such indebtedness will not be attributed to a tax‑exempt U.S. Shareholder. Therefore, a tax‑exempt U.S. Shareholder should not be treated as earning income from “debt-financed property” and distributions the Fund pays should not be treated as “unrelated debt-financed income” solely as a result of indebtedness that it incurs. Certain tax‑exempt private universities are subject to an additional 1.4% excise tax on their “net investment income,” including income from interest, dividends, and capital gains. Proposals periodically are made to change the treatment of “blocker” investment vehicles interposed between tax‑exempt investors and non‑qualifying investments. In the event that any such proposals were to be adopted and applied to RICs, the treatment of dividends payable to tax‑exempt investors could be adversely affected. In addition, special rules would apply if the Fund were to invest in certain real estate mortgage investment conduits or taxable mortgage pools, which the Fund does not currently plan to do, that could result in a tax‑exempt U.S. Shareholder recognizing income that would be treated as UBTI.
Taxation of Non‑U.S. Shareholders
Whether an investment in the Fund is appropriate for a non‑U.S. Shareholder (as defined below) will depend upon that investor’s particular circumstances. An investment in the Fund by a non‑U.S. Shareholder may have adverse tax consequences. Non‑U.S. Shareholders should consult their tax advisors before investing in Shares.
The U.S. federal income taxation of a Shareholder that is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “non‑U.S. Shareholder”), depends on whether the income that the Shareholder derives from the Fund is “effectively connected” with a U.S. trade or business carried on by the Shareholder.
As a RIC is a corporation for U.S. federal income tax purposes, its business activities generally will not be attributed to its shareholders for purposes of determining their treatment under current law. Therefore, a foreign shareholder should not be considered to earn income “effectively connected” with a U.S. trade or business solely as a result of activities conducted by the Fund.
If the income that a non‑U.S. Shareholder derives from the Fund is not “effectively connected” with a U.S. trade or business carried on by such non‑U.S. Shareholder, distributions of “investment company taxable income” will generally be subject to a U.S. federal withholding tax at the then-current rate (or a lower rate provided under an applicable treaty). Alternatively, if the income that a non‑U.S. Shareholder derives from the Fund is effectively connected with a U.S. trade or business of the non‑U.S. Shareholder, the Fund will not be required to withhold U.S. federal tax if the non‑U.S. Shareholder complies with applicable certification and disclosure requirements, although such income will be subject to U.S. federal income tax in the manner described below and at the rates applicable to U.S. residents. Backup withholding will not, however, be applied to payments that have been subject to the respective rate of withholding tax applicable to non‑U.S. Shareholders.
A non‑U.S. Shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business will generally be exempt from U.S. federal income tax on capital gains distributions, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares. If, however, such a non‑U.S. Shareholder is a nonresident alien individual and is physically present in the United States for 183 days or more during the tax year and meets certain other requirements such capital gains distributions, undistributed capital gains and gains from the sale or exchange of Shares will be subject to the applicable U.S. tax rate.
Furthermore, properly reported distributions by the Fund and received by non‑U.S. Shareholders are generally exempt from U.S. federal withholding tax when they (a) are paid by the Fund in respect of the Fund’s “qualified net interest income” (i.e., the Fund’s U.S. source interest income, subject to certain exceptions, reduced by expenses that are allocable to such income), or (b) are paid by the Fund in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gains over the Fund’s long-term capital losses for such tax year). However, depending on the circumstances, the Fund may report all, some or none of the Fund’s potentially eligible distributions as derived from such qualified net interest income or from such qualified short-term capital gains, and a portion of such distributions (e.g., derived from interest from non‑U.S. sources or any foreign currency gains) would be ineligible for this potential exemption from withholding. Moreover, in the case of Shares held through an intermediary, the intermediary may have withheld amounts even if the Fund reported all or a portion of a distribution as exempt from U.S. federal withholding tax. To qualify for this exemption from withholding, a non‑U.S. Shareholder must comply with applicable certification requirements relating to its non‑U.S. tax residency status (including, in general, furnishing an IRS Form W‑8BEN, IRS Form W‑8BEN‑E, IRS Form W‑8ECI, IRS Form W‑8IMY or IRS Form W‑8EXP, or an acceptable substitute or successor form). Thus, an investment in the Shares by a non‑U.S. Shareholder may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest. To the extent that the Fund or other intermediary withholds any tax with respect to distributions that are exempt from withholding or eligible for a reduced treaty rate, a non‑U.S. Shareholder may be able to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS; non‑U.S. Shareholder seeking such refunds should consult their tax advisors.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a non‑U.S. Shareholder, any distributions of “investment company taxable income,” capital gains distributions, amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares will be subject to U.S. income tax, on a net income basis, in the same manner, and at the graduated rates applicable to, U.S. persons. If such a non‑U.S. Shareholder is a corporation, it may also be subject to the U.S. branch profits tax.
A non‑U.S. Shareholder other than a corporation may be subject to backup withholding on net capital gains distributions that are otherwise exempt from withholding tax or on distributions that would otherwise be taxable at a reduced treaty rate if such Shareholder does not certify its non‑U.S. status under penalties of perjury or otherwise establish an exemption.
If the Fund distributes net capital gains in the form of deemed rather than actual distributions, a non‑U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Shareholder’s allocable share of the tax the Fund pays on the capital gains deemed to have been distributed. To obtain the refund, the non‑U.S. Shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non‑U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return.

The Fund has adopted a DRP under which Shareholders who do not “opt out” receive distributions in the form of additional Shares instead of in cash. If a non‑U.S. Shareholder reinvests distributions in additional Shares, such non‑U.S. Shareholder will generally be subject to the same U.S. federal, state and local tax consequences as if it had received a distribution in cash and, for this purpose, a non‑U.S. Shareholder receiving a distribution in the form of additional Shares will generally be treated as receiving a distribution in the amount of cash that the non‑U.S. Shareholder would have received if it had elected to receive the distribution in cash. If we issue additional Shares with a fair market value equal to or greater than net asset value, however, a non‑U.S. Shareholder will be treated as receiving a distribution in the amount of the fair market value of the distributed Shares. If the distribution is subject to withholding tax as described above, only the net after‑tax amount will be reinvested in additional Shares. If the distribution is “effectively connected” with a U.S. trade or business of the non‑U.S. Shareholder (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non‑U.S. Shareholder), and the non‑U.S. Shareholder complies with the applicable certification and disclosure requirements, the full amount of the distribution generally will be reinvested in additional Shares and will nevertheless be subject to U.S. federal income tax at the rates and in the manner applicable to U.S. persons generally. The non‑U.S. Shareholder will have an adjusted tax basis in the additional Shares of our common stock purchased through the DRP equal to the total dollar amount treated as a distribution for U.S. federal income tax purposes. The additional Shares will have a new holding period commencing on the day following the day on which the Shares are credited to the non‑U.S. Shareholder’s account.
Under the Foreign Account Tax Compliance Act provisions of the Code, the Fund is required to withhold U.S. tax (at the applicable rate) on payments of taxable dividends made to certain non‑U.S. entities that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements in the Code designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.
The tax consequences to a non‑U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non‑U.S. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund, including the potential application of the U.S. estate tax.
Other Taxes
Shareholders may be subject to state, local and non‑U.S. taxes applicable to their investment in the Fund. In those states or localities, entity-level tax treatment and the treatment of distributions made to Shareholders under those jurisdictions’ tax laws may differ from the treatment under the Code. Accordingly, an investment in Shares may have tax consequences for Shareholders that are different from those of a direct investment in the Fund’s portfolio investments. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund.
Change in Tax Laws
Each prospective investor should be aware that tax laws and regulations are changing on an ongoing basis, and such laws and/or regulations may be changed with retroactive effect. Moreover, the interpretation and/or application of tax laws and regulations by certain tax authorities may not be clear, consistent or transparent. Uncertainty in the tax law may require us to accrue potential tax liabilities even in situations in which the Fund and/or Shareholders do not expect to be ultimately subject to such tax liabilities. In that regard, accounting standards and/or related tax reporting obligations may change, giving rise to additional accrual and/or other obligations.
Developments in the tax laws of the United States or other jurisdictions could have a material effect on the tax consequences to Shareholders, and/or the Fund, and Shareholders may be required to provide certain additional information to the Fund (which may be provided to the IRS or other taxing authorities) and may be subject to other adverse consequences as a result of such change in tax laws. In the event of any such change in tax law, each Shareholder is urged to consult its own advisors.

ERISA CONSIDERATIONS
Employee benefit plans and other plans subject to ERISA or the Code, including corporate savings and 401(k) plans, IRAs and Keogh Plans (each, an “ERISA Plan”) may purchase Shares. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions and other standards. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any ERISA Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, neither the Fund nor the Adviser will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any ERISA Plan that becomes a Shareholder, solely as a result of the ERISA Plan’s investment in the Fund.
The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA of an investment in the Fund through an ERISA Plan.
SUMMARY OF CERTAIN PROVISIONS IN THE DECLARATION OF TRUST
The Declaration of Trust requires that before bringing any derivative action on behalf of the Funds, Shareholders must make a pre‑suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such action is excused. A demand on the Trustees shall only be excused if a majority of the Trustees, or a majority of any committee established to consider the merits of such action, has a personal financial interest in the action at issue. A Trustee shall not be deemed to have a personal financial interest in an action or otherwise be disqualified from ruling on a Shareholder demand by virtue of the fact that such Trustee receives remuneration from his or her service on the Board or on the boards of one or more investment companies with the same or an affiliated investment advisor or underwriter.
The Declaration of Trust provides that any suit, action or proceeding arising under the Securities Act of 1933 shall be exclusively brought in the federal district courts of the U.S. Shareholders also waive the right to jury trial to the fullest extent permitted by law. The exclusive jurisdiction provision and the waiver of jury trials limit a Shareholder’s ability to litigate a claim in the jurisdiction and in a manner that may be more favorable to the Shareholder. A court may choose not to enforce these provisions of the Declaration of Trust.
The Declaration of Trust further includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office with cause only by action taken by a majority of the remaining Trustees (or, in the case of an Independent Trustee, only by action taken by a majority of the remaining Independent Trustees). The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.
FISCAL YEAR; REPORTS
For accounting purposes, the Fund’s fiscal year and tax year is expected to end on June 30. As soon as practicable after the end of each calendar year, a statement on Form 1099‑DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to IRS reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.
INQUIRIES
Inquiries concerning the Fund and the Shares should be directed to the Fund at alternatives@fmr.com.

All dealers that buy, sell or trade the Fund’s Shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.
Investors should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, investors should not rely upon such information or representations. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. Investors should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.
FIDELITY MULTI-STRATEGY CREDIT FUND
COMMON SHARES OF BENEFICIAL INTEREST

PROSPECTUS

October 20, 2023

FIDELITY MULTI-STRATEGY CREDIT FUND

COMMON SHARES OF BENEFICIAL INTEREST

Class A Shares

Class C Shares

Class I Shares

Class L Shares

Statement of Additional Information

October 20, 2023

Fidelity Multi-Strategy Credit Fund (the “Fund”) is a recently organized Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company that is operated as an interval fund. The Fund’s investment objective is to provide a high level of current income and capital appreciation through investments across a variety of high income-oriented asset classes including both liquid and illiquid securities. There can be no assurance that the Fund will achieve its investment objective.

This Statement of Additional Information (this “Statement of Additional Information”) is not a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by the Prospectus dated October 20, 2023, as may be supplemented, amended or restated from time to time. This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained upon request and without charge by emailing alternatives@fmr.com or by calling 817-474-1001. The information on the website is not incorporated by reference into this Statement of Additional Information and investors should not consider it a part of this Statement of Additional Information. The Prospectus, and other information about the Fund, are also available on the U.S. Securities and Exchange Commission’s (the “SEC”) website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

INVESTMENT OBJECTIVE, POLICIES AND RISKS

The following disclosure supplements the disclosure set forth under the caption “Types of Investments and Related Risks” in the Prospectus and does not, by itself, present a complete or accurate explanation of the matters disclosed. Prospective investors must refer also to “Types of Investments and Related Risks” in the Prospectus for a complete presentation of the matters disclosed below.

Bank Loan Assignments and Participations

The Fund’s investment program may include bank loan assignments and participations. These obligations are subject to unique risks, including (i) the possible avoidance of an investment transaction as a “preferential transfer,” “fraudulent conveyance” or “fraudulent transfer,” among other avoidance actions, under relevant bankruptcy, insolvency and/or creditors’ rights laws; (ii) so-called “lender liability” claims by the issuer of the obligations; (iii) environmental liabilities that may arise with respect to collateral securing the obligations; (iv) limitations on the ability of the Fund to directly enforce its rights with respect to participations; and (v) the contractual nature of participations where the Fund takes on the credit risk of the participant rather than the actual borrower.

The Fund may acquire interests in loans either directly or indirectly (by way of assignment or participation). The Fund typically acquires loans directly, but may in some instances purchase loans by assignment or participation. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a contracting party under the loan agreement with respect to the loan; however, its rights can be more restricted than those of the assigning institution. Participation in a portion of a loan typically results in a contractual relationship only with the institution participating out the interest and not with the obligor. The Fund would, in such a case, have the right to receive payments of principal and interest to which it is entitled only from the institution selling the participation, and not directly from the obligor, and only upon receipt by such institution of such payments from the obligor. As the owner of a participation, the Fund generally will have no direct right to enforce compliance by the obligor with the terms of the loan agreement or to vote on amendments to the loan agreement, nor any rights of set-off against the obligor, and the Fund may not directly benefit from collateral supporting the loan in which it has purchased the participation. In addition, in the event of the insolvency of the selling institution, the Fund may be treated as a general creditor of such selling institution, and may not have any exclusive or senior claim with respect to the selling institution’s interest in, or the collateral with respect to, the applicable loan. Consequently, the Fund will assume the credit risk of both the obligor and the institution selling the participation to the Fund. As a result, concentrations of participations from any one selling institution subject the Fund to an additional degree of risk with respect to defaults by such selling institution. In addition, because bank loans are not typically registered under the federal securities laws like stocks and bonds, investors in loans have less protection against improper practices than investors in registered securities.

Rights Offerings and Warrants to Purchase

The Fund may participate in rights offerings and may purchase warrants, which are privileges issued by corporations enabling the warrant holders to subscribe for and purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of rights or warrants involves the risk that the Fund could lose the purchase value of a right or warrant if the right to subscribe for additional shares is not exercised prior to the rights’ or warrants’ expiration. Also, the purchase of rights and/or warrants involves the risk that the effective price paid for the right and/or warrant added to the subscription price of the related security may exceed the value of the related security’s market price such as when there is no movement in the level of the underlying security. In addition, the shares purchased upon exercise of the warrants may not be immediately liquid and the value of such shares may fluctuate.

Cash Management

The Fund may hold uninvested cash or may invest it in cash equivalents such as money market securities, repurchase agreements, or shares of short-term bond or money market funds, including shares of Fidelity® Central funds and other funds advised by Fidelity Diversifying Solutions LLC (“FDS” or the “Adviser”) or its affiliates. Generally, these securities offer less potential for gains than other types of securities.

Central Funds

Fidelity® Central funds are special types of investment vehicles created by Fidelity for use by the Fidelity funds, including the Fund, and other advisory clients. Central funds are used to invest in particular security types or investment disciplines, or for cash management. Central funds incur certain costs related to their investment activity (such as custodial fees and expenses), but generally do not pay management fees. The investment results of the portions of the Fund’s assets invested in the Central funds will be based upon the investment results of those funds.

Cash Equivalents and Short-Term Debt Securities

For temporary defensive purposes, the Fund may invest up to 100% of its assets in cash equivalents and short-term debt securities. Short-term debt securities are defined to include, without limitation, the following:

(1) U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government securities include securities issued by: (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, the securities of which are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, the securities of which are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, the securities of which are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, the securities of which are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate. The economic crisis in the United States during 2008 and 2009 negatively impacted government-sponsored entities. As the real estate market deteriorated through declining home prices and increasing foreclosure, government-sponsored entities, which back the majority of U.S. mortgages, experienced extreme volatility, and in some cases, a lack of liquidity. The Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.

(2) Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the Federal Deposit Insurance Corporation.

(3) Repurchase agreements, which involve purchases of debt securities. At the time the Fund purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Fund during its holding period, since the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Fund to invest temporarily available cash. The Fund may enter into repurchase agreements only with respect to obligations of the U.S. government, its agencies or instrumentalities; certificates of deposit; or bankers’ acceptances in which the Fund may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Fund is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Fund is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Fund could incur a loss of both principal and interest. The Adviser will monitor the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. The Adviser will do so in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Fund. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.

(4) Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Adviser will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

When-Issued and Forward Commitment Securities

The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis to acquire the security or to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. Securities purchased on a when-issued or forward-settling basis will be deemed not to involve a senior security, provided that: (i) the Fund intends to physically settle the transaction; and (ii) the transaction will settle within 35 days of its trade date. There is always a risk that the securities may not be delivered and that the Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.

Securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public’s perception of the creditworthiness of the issuer and changes, actual or anticipated, in the level of interest rates. Securities purchased on a forward commitment or when-issued basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risks that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when the Fund is fully invested may result in greater potential fluctuation in the Fund’s net asset value (“NAV”).

The risks and effect of settlements in the ordinary course on the Fund’s NAV are not the same as the risks and effect of when-issued and forward commitment securities.

The purchase price of when-issued and forward commitment securities are expressed in yield terms, which reference a floating rate of interest, and is therefore subject to fluctuations of the security’s value in the market from the date of the Fund’s commitment (the “Commitment Date”) to the date of the actual delivery and payment for such securities (the “Settlement Date”). There is a risk that, on the Settlement Date, the Fund’s payment of the final purchase price, which is calculated on the yield negotiated on the Commitment Date, will be higher than the market’s valuation of the security on the Settlement Date. This same risk is also borne if the Fund disposes of its right to acquire a when-issued security, or its right to deliver or receive, a forward commitment security, and there is a downward market movement in the value of the security from the Commitment Date to the Settlement Date. In some instances, no income accrues to the Fund during the period from the Commitment Date to the Settlement Date. On the other hand, the Fund may incur a gain if the Fund invests in when-issued and forward commitment securities and correctly anticipates the rise in interest rates and prices in the market.

The settlements of secondary market purchases of senior loans in the ordinary course, on a settlement date beyond the period expected by loan market participants (i.e., T+7 for par loans and T+20 for distressed loans, in other words more than seven or twenty business days beyond the trade date, respectively) are subject to the delayed compensation mechanics prescribed by the Loan Syndications and Trading Association (“LSTA”). For par loans, income accrues to the buyer of the senior loan (the “Buyer”) during the period beginning on the last date by which the senior loan purchase should have settled (T+7) to and including the actual settlement date. Should settlement of a par senior loan purchase in the secondary market be delayed beyond the T+7 period prescribed by the LSTA, the Buyer is typically compensated for such delay through a payment from the seller of the senior loan (this payment may be netted from the wire released on settlement date for the purchase price of the senior loan paid by the Buyer). In brief, the adjustment is typically calculated by multiplying the notional amount of the trade by the applicable margin in the Loan Agreement prorated for the number of business days (calculated using a year of 360 days) beyond the settlement period prescribed by the LSTA, plus any amendment or consent fees that the buyer should have received. Furthermore, the purchase of a senior loan in the secondary market is typically negotiated and finalized pursuant to a binding trade confirmation, and therefore, the risk of non-delivery of the security to the Fund is reduced or eliminated when compared with such risk when investing in when-issued or forward commitment securities.

Stressed and Distressed Investments

The Fund invests in securities and other obligations of companies that involve significant financial or business distress, including companies involved in bankruptcy or other reorganization and liquidation proceedings. In any investment opportunity involving any such type, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which may be less than the purchase price paid by the Fund for the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including, but not limited to: (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and/or (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund invests, there is a potential risk of loss by the Fund of its entire investment in such companies.

Other Fund Strategies

Short Sales

The Fund may engage in short sales of securities. A short sale is a transaction in which the Fund sells a security it does not own as a means of attractive financing for purchasing other assets or in anticipation that the market price of that security will decline. The Fund may make short sales for financing, for risk management, to maintain portfolio flexibility or to enhance income or gain.

When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

The Fund’s obligation to replace the borrowed security may be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Fund may also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.

Short selling involves a number of risks. If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. The Fund may, but is not expected to, have substantial short positions and may engage in short sales where it does not own or have the immediate right to acquire the security sold short, and as such must borrow those securities to make delivery to the buyer under the short sale transaction. The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions earlier than it had expected. Thus, the Fund may not be able to successfully implement any short sale strategy it employs due to limited availability of desired securities or for other reasons. Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to the Fund.

Until the Fund replaces a security borrowed in connection with a short sale, it may be required to maintain a segregated account of cash or liquid assets with a broker or custodian to cover the Fund’s short position.

Generally, securities held in a segregated account cannot be sold unless they are replaced with other liquid assets. The Fund’s ability to access the pledged collateral may also be impaired in the event the broker becomes bankrupt, insolvent or otherwise fails to comply with the terms of the contract. In such instances, the Fund may not be able to substitute or sell the pledged collateral and may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding.

In times of unusual or adverse market, economic, regulatory or political conditions, the Fund may not be able, fully or partially, to implement its short selling strategy. Periods of unusual or adverse market, economic, regulatory or political conditions generally may exist for as long as six months and, in some cases, much longer.

Derivatives

General Limitations on Futures and Options Transactions. Various exchanges and regulatory authorities have undertaken reviews of options and futures trading in light of market volatility. Among the possible actions that have been presented are proposals to adopt new or more stringent daily price fluctuation limits for futures and options transactions and proposals to increase the margin requirements for various types of futures transactions.

Options. The Fund may purchase put and call options on currencies or securities. A put option gives the purchaser the right to compel the writer of the option to purchase from the option holder an underlying currency or security or its equivalent at a specified price at any time during the option period. In contrast, a call option gives the purchaser the right to buy the underlying currency or security covered by the option or its equivalent from the writer of the option at the stated exercise price.

As a holder of a put option, the Fund will have the right to sell the currencies or securities underlying the option and as the holder of a call option, the Fund will have the right to purchase the currencies or securities underlying the option, in each case at their exercise price at any time prior to the option’s expiration date. The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires.

Certain Considerations Regarding Options. The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities on which the option is based. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in significantly higher transaction costs and portfolio turnover for the Fund.

Some, but not all, of the Fund’s options may be traded and listed on an exchange. There is no assurance that a liquid secondary market on an options exchange will exist for any particular option at any particular time, and for some options no secondary market on an exchange or elsewhere may exist. If the Fund is unable to effect a closing sale transaction with respect to options on securities that it has purchased, it would have to exercise the option to realize any profit and would incur transaction costs upon the purchase and sale of the underlying securities.

Futures Contracts. The Fund may enter into securities-related futures contracts, including security futures contracts, as an anticipatory hedge. The Fund’s derivative investments may include sales of futures as an offset against the effect of expected declines in securities prices and purchases of futures as an offset against the effect of expected increases in securities prices. The Fund does not enter into futures contracts which are prohibited under the Commodity Exchange Act, as amended and will, to the extent required by regulatory authorities, enter only into futures contracts that are traded on exchanges and are standardized as to maturity date and underlying financial instrument. A security futures contract is a legally binding agreement between two parties to purchase or sell in the future a specific quantity of a security or of the component securities of a narrow-based security index, at a certain price. A person who buys a security futures contract enters into a contract to purchase an underlying security and is said to be “long” the contract. A person who sells a security futures contract enters into a contract to sell the underlying security and is said to be “short” the contract. The price at which the contract trades (the “contract price”) is determined by relative buying and selling interest on a regulated exchange.

Transaction costs are incurred when a futures contract is bought or sold and margin deposits must be maintained. To enter into a security futures contract, the Fund must deposit funds with its futures commission merchant equal to a specified percentage of the current market value of the contract as a performance bond. Moreover, all security futures contracts are marked-to-market at least daily, usually after the close of trading. At that time, the account of each buyer and seller reflects the amount of any gain or loss on the security futures contract based on the contract price established at the end of the day for settlement purposes.

An open position, either a long or short position, is closed or liquidated by entering into an offsetting transaction (i.e., an equal and opposite transaction to the one that opened the position) prior to the contract expiration. Traditionally, most futures contracts are liquidated prior to expiration through an offsetting transaction and, thus, holders do not incur a settlement obligation. If the offsetting purchase price is less than the original sale price, a gain will be realized; if it is more, a loss will be realized. Conversely, if the offsetting sale price is more than the original purchase price, a gain will be realized; if it is less, a loss will be realized. The transaction costs must also be included in these calculations. However, there can be no assurance that the Fund will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the futures contract and the Fund may not be able to realize a gain in the value of its future position or prevent losses from mounting. This inability to liquidate could occur, for example, if trading is halted due to unusual trading activity in either the security futures contract or the underlying security; if trading is halted due to recent news events involving the issuer of the underlying security; if systems failures occur on an exchange or at the firm carrying the position; or, if the position is on an illiquid market. Even if the Fund can liquidate its position, it may be forced to do so at a price that involves a large loss.

Under certain market conditions, it may also be difficult or impossible to manage the risk from open security futures positions by entering into an equivalent but opposite position in another contract month, on another market, or in the underlying security. This inability to take positions to limit the risk could occur, for example, if trading is halted across markets due to unusual trading activity in the security futures contract or the underlying security or due to recent news events involving the issuer of the underlying security.

There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract position. The Fund would continue to be required to meet margin requirements until the position is closed, possibly resulting in a decline in the Fund’s NAV. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.

Security futures contracts that are not liquidated prior to expiration must be settled in accordance with the terms of the contract. Depending on the terms of the contract, some security futures contracts are settled by physical delivery of the underlying security. At the expiration of a security futures contract that is settled through physical delivery, a person who is long the contract must pay the final settlement price set by the regulated exchange or the clearing organization and take delivery of the underlying securities. Conversely, a person who is short the contract must make delivery of the underlying securities in exchange for the final settlement price. Settlement with physical delivery may involve additional costs.

Depending on the terms of the contract, other security futures contracts are settled through cash settlement. In this case, the underlying security is not delivered. Instead, any positions in such security futures contracts that are open at the end of the last trading day are settled through a final cash payment based on a final settlement price determined by the exchange or clearing organization. Once this payment is made, neither party has any further obligations on the contract.

As noted above, margin is the amount of funds that must be deposited by the Fund to initiate futures trading and to maintain the Fund’s open positions in futures contracts. A margin deposit is intended to ensure the Fund’s performance of the futures contract. The margin required for a particular futures contract is set by the exchange on which the futures contract is traded and may be significantly modified from time to time by the exchange during the term of the futures contract.

If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. However, if the value of a position increases because of favorable price changes in the futures contract so that the margin deposit exceeds the required margin, the broker will pay the excess to the Fund. In computing daily NAV, the Fund will mark to market the current value of its open futures contracts. The Fund expects to earn interest income on its margin deposits.

Because of the low margin deposits required, futures contracts trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a futures contract may result in an immediate and substantial loss or gain to the investor. For example, if at the time of purchase 10% of the value of the futures contract is deposited as margin, a subsequent 10% decrease in the value of the futures contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out. A 15% decrease would result in a loss equal to 150% of the original margin deposit, before any deduction for the transaction costs, if the account were then closed out. Thus, a purchase or sale of a futures contract may result in losses in excess of the amount initially invested in the futures contract. However, the Fund would presumably have sustained comparable losses if, instead of the futures contract, it had invested in the underlying financial instrument and sold it after the decline.

In addition to the foregoing, imperfect correlation between futures contracts and the underlying securities may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. Under certain market conditions, the prices of security futures contracts may not maintain their customary or anticipated relationships to the prices of the underlying security or index. These pricing disparities could occur, for example, when the market for the security futures contract is illiquid, when the primary market for the underlying security is closed, or when the reporting of transactions in the underlying security has been delayed.

In addition, the value of a position in security futures contracts could be affected if trading is halted in either the security futures contract or the underlying security. In certain circumstances, regulated exchanges are required by law to halt trading in security futures contracts. For example, trading on a particular security futures contract must be halted if trading is halted on the listed market for the underlying security as a result of pending news, regulatory concerns or market volatility. Similarly, trading of a security futures contract on a narrow-based security index must be halted under circumstances where trading is halted on securities accounting for at least 50% of the market capitalization of the index. In addition, regulated exchanges are required to halt trading in all security futures contracts for a specified period of time when the S&P 500 Index experiences one-day declines of 7%, 13% and 20%. The regulated exchanges may also have discretion under their rules to halt trading in other circumstances, such as when the exchange determines that the halt would be advisable in maintaining a fair and orderly market.

A trading halt, either by a regulated exchange that trades security futures or an exchange trading the underlying security or instrument, could prevent the Fund from liquidating a position in security futures contracts in a timely manner, which could expose the Fund to a loss.

Each regulated exchange trading a security futures contract may also open and close for trading at different times than other regulated exchanges trading security futures contracts or markets trading the underlying security or securities. Trading in security futures contracts prior to the opening or after the close of the primary market for the underlying security may be less liquid than trading during regular market hours.

Swap Agreements. The Fund may enter into swap agreements. In a standard “swap” transaction, two parties agree to exchange the returns, differentials in rates of return or some other amount earned or realized on the “notional amount” of predetermined investments or instruments, which may be adjusted for an interest factor. Some swaps are structured to include exposure to a variety of different types of investments or market factors, such as interest rates, commodity prices, non-U.S. currency rates, mortgage securities, corporate borrowing rates, security prices, indexes or inflation rates. Swap agreements may be negotiated bilaterally and traded OTC between two parties or, in some instances, must be transacted through a futures commission merchant and cleared through a clearinghouse that serves as a central counterparty. Certain risks are reduced (but not eliminated) if a fund invests in cleared swaps. Certain standardized swaps, including certain credit default swaps, are subject to mandatory clearing, and more are expected to be in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared derivatives, but cleared contracts are not risk-free.

Swap agreements may increase or decrease the overall volatility of the Fund’s investments and the price of Fund Shares. The performance of swap agreements may be affected by a change in the specific interest rate, currency or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty’s creditworthiness declines, the value of a swap agreement would likely decline, potentially resulting in losses.

Generally, swap agreements have fixed maturity dates that are agreed upon by the parties to the swap. The agreement can be terminated before the maturity date only under limited circumstances, such as default by or insolvency of one of the parties and can be transferred by a party only with the prior written consent of the other party. The Fund may be able to eliminate its exposure under a swap agreement either by assignment or other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party. If the counterparty is unable to meet its obligations under the contract, declares bankruptcy, defaults or becomes insolvent, it is possible that the Fund may not be able to recover the money it expected to receive under the contract.

A swap agreement can be a form of leverage, which can magnify the Fund’s gains or losses.

The use of swaps can cause the Fund to be subject to additional regulatory requirements, which may generate additional Fund expenses.

The Fund monitors any swaps with a view towards ensuring that the Fund remains in compliance with all applicable regulatory, investment and tax requirements.

Equity Swaps. In a typical equity swap, one party agrees to pay another party the return on a security, security index or basket of securities in return for a specified interest rate. By entering into an equity index swap, the index receiver can gain exposure to securities making up the index of securities without actually purchasing those securities. Equity index swaps involve not only the risk associated with investment in the securities represented in the index, but also the risk that the performance of such securities, including dividends, will not exceed the interest that the Fund will be committed to pay under the swap.

Derivatives Regulatory Matters. The Fund is required to trade derivatives and other transactions that create future payment or delivery obligations subject to a limit on notional derivatives exposure as a limited derivatives user or subject to value-at-risk (“VaR”) leverage limits and certain derivatives risk management program and reporting requirements. Such requirements may limit the ability of the Fund to invest in derivatives, short sales and similar financing transactions, limit the Fund’s ability to employ certain strategies that use these instruments and/or adversely affect Fund performance, efficiency in implementing its strategy, liquidity and/or ability to pursue its investment objectives and may increase the cost of the Fund’s investments and cost of doing business, which could adversely affect investors.

SEC Rule 18f-4

In October 2020, the SEC adopted a final rule related to the use of derivatives, short sales, reverse repurchase agreements and certain other transactions by registered investment companies (the “rule”). Subject to certain exceptions, the rule requires the funds to trade derivatives and certain other transactions that create future payment or delivery obligations subject to a value-at-risk (“VaR”) leverage limit and to certain derivatives risk management program, reporting and board oversight requirements. Generally, these requirements apply to any fund engaging in derivatives transactions unless a fund satisfies a “limited derivatives users” exception, which requires the fund to limit its gross notional derivatives exposure (with certain exceptions) to 10% of its net assets and to adopt derivatives risk management procedures. Under the rule, when a fund trades reverse repurchase agreements or similar financing transactions, it needs to aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness (e.g., borrowings, if applicable) when calculating the fund’s asset coverage ratio or treat all such transactions as derivatives transactions. The SEC also provided guidance in connection with the final rule regarding the use of securities lending collateral that may limit securities lending activities. In addition, under the rule, a fund may invest in a security on a when-issued or forward-settling basis, or with a non-standard settlement cycle, and the transaction will be deemed not to involve a senior security (as defined under Section 18(g) of the 1940 Act), provided that (i) the fund intends to physically settle the transaction and (ii) the transaction will settle within 35 days of its trade date (the “Delayed-Settlement Securities Provision”). A fund may otherwise engage in when-issued, forward-settling and non-standard settlement cycle securities transactions that do not meet the conditions of the Delayed-Settlement Securities Provision so long as the fund treats any such transaction as a derivatives transaction for purposes of compliance with the rule. Furthermore, under the rule, a fund will be permitted to enter into an unfunded commitment agreement, and such unfunded commitment agreement will not be subject to the asset coverage requirements under the 1940 Act, if the fund reasonably believes, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all such agreements as they come due. These requirements may limit the ability of the Fund to use derivatives, short sales, reverse repurchase agreements and similar financing transactions, and the other relevant transactions as part of its investment strategies. These requirements also may increase the cost of the Fund’s investments and cost of doing business, which could adversely affect investors.

Securities Lending

To the extent permitted by the 1940 Act, the Fund may lend securities to parties such as broker-dealers or other institutions; provided, however, that the value of such loaned securities may not exceed one-third of the Fund’s total asset value, including collateral received in respect of such loans. The Fund will not lend securities to affiliates. Securities lending allows the Fund to retain ownership of the securities loaned and, at the same time, earn additional income. The borrower provides the Fund with collateral in an amount at least equal to the value of the securities loaned. The collateral must have a market value at least equal to 100% of the market value of the loaned securities at all times during the duration of the loan. The Fund invests the cash collateral received in accordance with its investment objective, subject to the Fund’s agreement with the borrower of the securities. The Fund seeks to maintain the ability to obtain the right to vote or consent on proxy proposals involving material events affecting securities loaned. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, the Fund could experience delays and costs in recovering the securities loaned or in gaining access to the collateral. These delays and costs could be greater for foreign securities. If the Fund is not able to recover the securities loaned, the Fund may sell the collateral and purchase a replacement investment in the market. The value of the collateral could decrease below the value of the replacement investment by the time the replacement investment is purchased. For the Fund, loans will be made only to parties deemed by the Adviser to be in good standing and when, in the Adviser’s judgment, the income earned would justify the risks.

The Fund has retained agents, including National Financial Services LLC (“NFS”), an affiliate of the Fund, to act as securities lending agent. If NFS acts as securities lending agent for the Fund, it is subject to the overall supervision of the Adviser, and NFS will administer the lending program in accordance with guidelines approved by the Trustees.

Cash received as collateral through loan transactions may be invested in other eligible securities, including shares of a money market fund. Investing this cash subjects that investment, as well as the securities loaned, to market appreciation or depreciation.

Securities of Other Investment Companies

Securities of other investment companies, including shares of closed-end investment companies (which include business development companies (“BDCs”)), unit investment trusts, open-end investment companies and exchange-traded funds (“ETFs”), represent interests in professionally managed portfolios that may invest in any type of instrument. Investing in other investment companies involves substantially the same risks as investing directly in the underlying instruments, but may involve additional expenses at the underlying investment company-level, such as portfolio management fees and operating expenses. Fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more other investment companies generally are referred to as “acquired fund fees and expenses” and may appear as a separate line item in the Fund’s prospectus fee table. For certain investment companies, such as BDCs, these expenses may be significant especially when such investment companies borrow or use leverage for investment purposes. Certain types of investment companies, such as closed-end investment companies, issue a fixed number of shares that trade on a stock exchange or over-the-counter at a premium or a discount to their NAV. Others are continuously offered at NAV, but may also be traded in the secondary market.

The securities of closed-end funds may be leveraged. As a result, the Fund may be indirectly exposed to leverage through an investment in such securities. An investment in securities of closed-end funds that use leverage may expose the Fund to higher volatility in the market value of such securities and the possibility that the Fund’s long-term returns on such securities will be diminished.

The Fund’s ability to invest in securities of other investment companies may be limited by federal securities laws. To the extent the Fund acquires securities issued by unaffiliated investment companies, the Adviser’s access to information regarding such underlying fund’s portfolio may be limited and subject to such fund’s policies regarding disclosure of fund holdings.

Involuntary Repurchases and Mandatory Redemptions

The Fund, consistent with the requirements of the Fund’s Declaration of Trust, the provisions of the 1940 Act and rules thereunder, including Rule 23c-2, has the right to repurchase or redeem Shares of a Shareholder or any person acquiring Shares from or through a Shareholder under certain circumstances, including

•

ownership of Shares by a Shareholder or other person will cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction;

•

continued ownership of such Shares may be harmful or injurious to the business or reputation of the Fund or the Adviser, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal consequences;

•	any of the representations and warranties made by a Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true; or

•	it would be in the best interests of the Fund to repurchase or redeem Shares.

Allocation of Investment Opportunities

General

The Adviser and its affiliates provide investment management services to registered investment companies, investment funds, client accounts and proprietary accounts that may be established from time to time.

The Adviser will share any investment and sale opportunities with its other clients “(Other Clients”) and the Fund in accordance with the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and firm-wide allocation policies. Subject to the Advisers Act and as further set forth in the Prospectus, certain Other Clients may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such Other Clients’ respective governing agreements.

The Adviser’s policies will seek to ensure the equitable allocation of such investment opportunities among us and Other Clients over time. In cases where an investment may potentially be appropriate for several clients, the Adviser makes a determination of the appropriateness of the investment opportunity for a particular client and allocates an investment opportunity among eligible clients based on a variety of factors related to each such client the Adviser deems relevant (including, without limitation, the client’s investment objectives and focus, available capital, the client’s existing portfolio, portfolio company restrictions, targeted rate of return, minimum and maximum investment size requirements, transaction structure, cash flow considerations, risk considerations, tax implications, criteria established by the Board (“Board-Established Criteria”) (if any), legal and regulatory requirements, whether a related investment opportunity has already been made available to the client, investment limitations and other factors). In cases where an investment opportunity is being evaluated on behalf of, and may be appropriate for, both the Fund and an Other Client and falls outside of the allocation methodology, the Adviser will generally consult with an allocation, conflicts or similar internal committee or sub-committee to decide on an appropriate allocation of a particular investment opportunity as between the Fund and such Other Clients, which may take into account, among other things, the factors discussed above.

Trade Aggregation and Allocation

Allocation of investment instruments that are traded by FMR’s High Income, Fixed Income or Equity trading desks are governed by the respective trade allocation policies reasonably designed to seek to ensure that clients are not disadvantaged in the aggregation and allocation of securities over time. To the extent a particular investment in a liquid credit instrument (e.g., broadly syndicated loan), is suitable for both the Fund and Other Clients, it is the practice of the Adviser, when appropriate, to bunch orders of various accounts, including those of the Fund and the Other Clients and, in certain instances, proprietary accounts of the Adviser or its affiliates, for order entry and execution. Bunched orders may be executed through one or more broker-dealers. The allotment of trades among brokers is based on a variety of factors, which may include price, order size, the time of order, the security and market activity. A bunched trade executed with a particular broker is generally allocated pro rata among the accounts that are participating in the bunched trade until any account has been filled, after which the trade is allocated pro rata among the remaining accounts. Each broker’s execution of a bunched order may be at a price different from another broker’s bunched order execution price for the same security. Simultaneous portfolio transactions for the Fund and one or more Other Clients may decrease the prices received and increase the prices required to be paid by us for sales and purchases.

The Adviser and its affiliates that execute trades on behalf of the Fund and Other Clients have established allocation policies for their various accounts (including proprietary accounts) and securities types (e.g., equity, fixed income, and high income) to ensure allocations are appropriate given the clients’ differing investment objectives and other considerations. These policies also apply to initial and secondary offerings. When, in the opinion of the executing party, the supply or demand is insufficient under the circumstances to satisfy all outstanding trade orders, across all securities types the amount executed generally is distributed among participating accounts based on account asset size (for purchases), and security position size (for sales), or otherwise according to the allocation policies. With limited exceptions, the trading systems contain rules that allocate trades on an automated basis in accordance with these policies. Generally, any exceptions to these policies (i.e., special allocations) must be approved by senior trading and compliance personnel and documented.

Co-Investment Relief

The Fund and the Adviser have received an exemptive order from the SEC that permits the Fund, among other things, to co-invest with certain other persons in negotiated transactions, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Pursuant to such order, the Fund’s Board may establish Board-Established Criteria clearly defining co-investment opportunities in which the Fund will have the opportunity to participate with other public or private affiliated funds that target similar assets. If an investment falls within the Board-Established Criteria, the Adviser must offer an opportunity for the Fund to participate. The Fund may determine to participate or not to participate, depending on whether the Adviser determines that the investment is appropriate for the Fund (e.g., based on investment strategy). The co-investment would generally be allocated to the Fund and the other affiliated funds that target similar assets in accordance with allocation policies and procedures described above. If the Adviser determines that such investment is not appropriate for the Fund, the investment will not be allocated to the Fund, but the Adviser will be required to report such investment and the rationale for its determination for the Fund to not participate in the investment to the Board at the next quarterly board meeting.

Competition

The business of investing in debt investments is highly competitive and involves a high degree of uncertainty. Market competition for investment opportunities includes traditional lending institutions, including commercial and investment banks, as well as a growing number of non-traditional participants, such as hedge funds, private equity funds, mezzanine funds, and other private investors, as well as BDCs, and debt-focused competitors, such as issuers of collateralized loan obligations, or CLOs, and other structured loan funds. In addition, given the Fund’s target investment size and investment type, the Adviser expects a large number of competitors for investment opportunities. Some of these competitors may have access to greater amounts of capital and to capital that may be committed for longer periods of time or may have different return thresholds than the Fund, and thus these competitors may have advantages not shared by the Fund. In addition, competitors may have incurred, or may in the future incur, leverage to finance their debt investments at levels or on terms more favorable than those available to the Fund. Furthermore, competitors may offer loan terms that are more favorable to borrowers, such as less onerous borrower financial and other covenants, borrower rights to cure defaults, and other terms more favorable to borrowers than current or historical norms. Strong competition for investments could result in fewer investment opportunities for the Fund, as certain of these competitors have established or are establishing investment vehicles that target the same or similar investments that the Fund intends to purchase.

Over the past several years, many investment funds have been formed with investment objectives similar to those of the Fund, and many such existing funds have grown in size and have added larger successor funds to their platform. These and other investors may make competing offers for investment opportunities identified by the Adviser which may affect the Fund’s ability to participate in attractive investment opportunities and/or cause the Fund to incur additional risks when competing for investment opportunities. Moreover, identifying attractive investment opportunities is difficult and involves a high degree of uncertainty. The Adviser may identify an investment that presents an attractive investment opportunity but may not be able to complete such investment in a manner that meets the objectives of the Fund. The Fund may incur significant expenses in connection with the identification of investment opportunities and investigating other potential investments that are ultimately not consummated, including expenses related to due diligence, transportation and legal, accounting and other professional services as well as the fees of other third-party advisers.

INVESTMENT RESTRICTIONS

FUNDAMENTAL INVESTMENT RESTRICTIONS

The Fund may not:

(1)

Purchase or sell real estate, commodities or commodity contracts, except that, to the extent permitted by applicable law, the Fund may (i) invest in securities directly or indirectly secured by real estate or interests therein or issued by entities that invest in real estate or interests therein; (ii) acquire, hold and sell real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Fund’s ownership of other assets; (iii) invest in instruments directly or indirectly secured by commodities or securities issued by entities that invest in or hold such commodities and acquire temporarily commodities as a result thereof; and (iv) purchase and sell forward contracts, financial futures contracts and options thereon;

(2)	Issue senior securities or borrow money except as permitted by Section 18 of the 1940 Act or otherwise as permitted by applicable law;

(3)

Act as an underwriter of securities within the meaning of the Securities Act, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time;

(4)

Make loans to other persons, except that (i) the Fund will not be deemed to be making a loan to the extent that the Fund makes debt investments in accordance with its stated investment strategies; (ii) the Fund may take short positions in any security or financial instrument; and (iii) the Fund may lend its portfolio securities in an amount not in excess of 33 1/3% of its total assets, taken at market value, provided that such loans shall be made in accordance with applicable law; and

(5)

Invest more than 25% of its total assets (taken at market value at the time of each investment) in the securities of issuers in any one industry; provided that securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry (other than those securities backed only by the assets and revenues of non-governmental users with respect to which the Fund will not invest 25% or more of the value of its total assets (taken at market value at the time of each investment) in securities backed by the same source of revenue). For purposes of the Fund’s concentration limitation, the Adviser may analyze the characteristics of a particular issuer and security and assign an industry or sector classification consistent with those characteristics in the event that the third-party classification provider used by the Adviser does not assign a classification.

The Fund will treat with respect to participation interests both the financial intermediary and the borrower as “issuers” for purposes of fundamental investment restriction (5).

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act, as such rule may be amended from time to time, for between 5% and 25% of the Shares outstanding at NAV, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined in the Prospectus), or the next business day if the 14th day is not a business day.

The fundamental investment limitations set forth above restrict the ability of the Fund to engage in certain practices and purchase securities and other instruments other than as permitted by, or consistent with, applicable law, including the 1940 Act. A fundamental policy may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Relevant limitations of the 1940 Act as they presently exist are described below. These limitations are based either on the 1940 Act itself, the rules or regulations thereunder or applicable orders of the SEC. In addition, interpretations and guidance provided by the SEC staff may be taken into account to determine if a certain practice or the purchase of securities or other instruments is permitted by the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC. As a result, the foregoing fundamental investment policies may be interpreted differently over time as the statute, rules, regulations or orders (or, if applicable, interpretations) that relate to the meaning and effect of these policies change, and no vote of Shareholders, as applicable, will be required or sought.

NON-FUNDAMENTAL INVESTMENT RESTRICTIONS

The Fund is also subject to the following non-fundamental restriction, which may be changed by the Board of Trustees without the approval of the holders of a majority of the outstanding voting securities of the Fund:

The Fund may not change or alter the Fund’s investment objective or 80% policy.

The Fund has adopted a policy to provide Shareholders with at least 60 days’ prior notice of any change in the 80% policy. Compliance with any policy or limitation of the Fund that is expressed as a percentage of assets is determined at the time of purchase of portfolio securities. The policy will not be violated if these limitations are exceeded because of changes in the market value or investment rating of the Fund’s assets or if a borrower distributes equity securities incident to the purchase or ownership of a portfolio investment or in connection with a reorganization of a borrower. The Fund interprets its policies with respect to borrowing and lending to permit such activities as may be lawful for the Fund, to the full extent permitted by the 1940 Act or by exemption from the provisions therefrom pursuant to an exemptive order of the SEC.

MANAGEMENT OF THE FUND

The Fund’s business and affairs are managed under the direction of the Board. The Board currently consists of four members, three of whom are not “interested persons” of the Fund as defined in Section 2(a)(19) of the 1940 Act. The Board elects the Fund’s officers, who serve at the discretion of the Board. The Board maintains an audit committee and may establish additional committees from time to time as necessary.

Trustees and Officers

The Trustees, Members of the Advisory Board (if any), and officers of the Fund are listed below. The Board governs the Fund and is responsible for protecting the interests of shareholders. The Trustees are experienced executives who meet periodically throughout the year to oversee the Fund’s activities, review contractual arrangements with companies that provide services to the Fund, oversee management of the risks associated with such activities and contractual arrangements, and review the Fund’s performance.

The Trustees hold office without limit in time except that (a) any Trustee may resign; (b) any Trustee may be removed by written instrument, signed by at least two-thirds of the number of Trustees prior to such removal; (c) any Trustee who requests to be retired or who has become incapacitated by illness or injury may be retired by written instrument signed by a majority of the other Trustees; and (d) any Trustee may be removed at any special meeting of shareholders by a two-thirds vote of the outstanding voting securities of the Fund. Each Trustee who is not an interested person (as defined in the 1940 Act) of the Fund is referred to herein as an Independent Trustee. Each Independent Trustee shall retire not later than the last day of the calendar year in which his or her 75th birthday occurs. The Independent Trustees may waive this mandatory retirement age policy with respect to individual Trustees. Officers and Advisory Board Members hold office without limit in time, except that any officer or Advisory Board Member may resign or may be removed by a vote of a majority of the Trustees at any regular meeting or any special meeting of the Trustees. Except as indicated, each individual has held the office shown or other offices in the same company for the past five years.

Experience, Skills, Attributes, and Qualifications of the Trustees

The Board has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (“Statement of Policy”). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Board also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Board. In addition, the Board takes into account the Trustees’ commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the Fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board’s conclusion that the Trustee should serve (or continue to serve) as a trustee of the Fund, is provided below.

Board Structure and Oversight Function

David B. Jones is an interested person and currently serves as Chair. The Trustees have determined that an interested Chair is appropriate and benefits shareholders because an interested Chair has a personal and professional stake in the quality and continuity of services provided to the Fund. Independent Trustees exercise their informed business judgment to appoint an individual of their choosing to serve as Chair, regardless of whether the Trustee happens to be independent or a member of management. The Board has not appointed a lead Independent Trustee. The Independent Trustees have determined that they can act independently and effectively without having an Independent Trustee serve as Chair and that a key structural component for assuring that they are in a position to do so is for the Independent Trustees to constitute a substantial majority for the Board. The Independent Trustees also regularly meet in executive session.

Fidelity® funds are overseen by different boards of trustees. The Fund’s Board oversees Fidelity’s alternative investment funds, and other boards oversee Fidelity’s investment-grade bond, money market, asset allocation, high income, and equity funds. The asset allocation funds may invest in Fidelity® funds overseen by the Fund’s Board. The use of separate Boards, each with its own committee structure, allows the Trustees of each group of Fidelity® funds to focus on the unique issues of the funds they oversee, including common research, investment, and operational issues. On occasion, the separate Boards establish joint committees to address issues of overlapping consequences for the Fidelity® funds overseen by each Board.

The Trustees primarily operate as a full Board, but have also established one standing committee, the Audit Committee, to facilitate the timely and efficient consideration of all matters of importance to the Trustees, the Fund, and Fund shareholders and to facilitate compliance with legal and regulatory requirements and oversight of the Fund’s activities and associated risks. The Board has charged FDS and its affiliates with (i) identifying events or circumstances the occurrence of which could have demonstrably adverse effects on the Fund’s business and/or reputation; (ii) implementing processes and controls to lessen the possibility that such events or circumstances occur or to mitigate the effects of such events or circumstances if they do occur; and (iii) creating and maintaining a system designed to evaluate continuously business and market conditions in order to facilitate the identification and implementation processes described in (i) and (ii) above. Because the day-to-day operations and activities of the Fund are carried out by or through FDS, its affiliates, and other service providers, the Fund’s exposure to risks is mitigated but not eliminated by the processes overseen by the Trustees. Board oversight of different aspects of the Fund’s activities is exercised primarily through the full Board, but also through the Audit Committee. Appropriate personnel, including but not limited to the Fund’s Chief Compliance Officer (“CCO”), FDS’s internal auditor, the independent accountants, the Fund’s Treasurer and portfolio management personnel, make periodic reports to the Board and Audit Committee, as appropriate, including an annual review of Fidelity’s risk management program for the Fidelity funds. The responsibilities of the Audit Committee, including its oversight responsibilities, are described further under Standing Committees of the Trustees.

Name, Address(1) and Year of Birth	Position(s) Held with the Trust	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee

Interested Trustee(2)

David B. Jones 1962	Chairman of the Board of Trustees	Since 2023	Served in a variety of positions at Fidelity Investments (1982-2008), retiring as a Senior Vice President.	8	Trustee, Fidelity Greenwood Street Trust; Trustee, Fidelity Cherry Street Trust; Trustee, Fidelity Private Credit Fund; Trustee, Fidelity Private Credit Central Fund LLC

Name, Address(1) and Year of Birth	Position(s) Held with the Trust	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee

Independent Trustees(3)

Jennifer M. Birmingham 1971	Trustee	Since 2023	Managing Director of Princeton University Investment Company (PRINCO) (2010-present); variety of positions at Deutsche Bank Asset Management (2002-2010), including Managing Director, Global CFO of DB Advisors and Deutsche Insurance Asset Management, Americas CFO of DWS Americas and various legal entities (2005-2010); Investors Bank and Trust Company (1997-2002) and Deloitte & Touche LLP (1993-1997).	8	Trustee, Fidelity Greenwood Street Trust; Trustee, Fidelity Cherry Street Trust; Trustee, Fidelity Private Credit Fund; Trustee, Fidelity Private Credit Central Fund LLC

Matthew J. Conti 1966	Trustee	Since 2023	Variety of positions at Fidelity Investments, including as a portfolio manager to certain Fidelity ® funds (2000-2018) and research analyst (1995-2003). Serves as a member of the Board of Directors of the Rose Kennedy Greenway Conservancy (2021-present).	8	Trustee, Fidelity Greenwood Street Trust; Trustee, Fidelity Cherry Street Trust; Trustee, Fidelity Private Credit Fund; Trustee, Fidelity Private Credit Central Fund LLC

Name, Address(1) and Year of Birth	Position(s) Held with the Trust	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directo rships Held by Trustee
Tara C. Kenney 1960	Trustee	Since 2023	Senior Vice President of Boston Common Asset Management (2017-2020). Managing Director in a variety of roles for Deutsche Asset Management (2003-2016) as well as Scudder Investments where she was a Portfolio Manager (1995-2003). Serves as a Board member for a number of non-profit organizations and academic institutions, including Catholic Charities USA (2017-present) and the Kellogg Institute for International Studies at the University of Notre Dame (2002-present). Adjunct professor of finance at the University of Notre Dame.	8	Trustee, Fidelity Greenwood Street Trust; Trustee, Fidelity Cherry Street Trust; Trustee, Fidelity Private Credit Fund; Trustee, Fidelity Private Credit Central Fund LLC

(1)	Correspondence intended for the Interested Trustee may be sent to Fidelity Investments, 245 Summer Street, Boston, Massachusetts 02210.
(2)	“Interested person,” as defined in the 1940 Act, of the Fund. David B. Jones is an interested person of the Fund due to his affiliation with the Adviser.
(3)	Correspondence intended for the Independent Trustees may be sent to Fidelity Investments, P.O. Box 55235, Boston, Massachusetts 02205.

Executive Officers Who are Not Trustees

Name, Address(1) and Year of Birth	Position(s) Held with the Trust	Length of Time Served	Principal Occupation(s) During Past 5 Years
Heather Bonner 1977	President and Treasurer	Since 2023	Senior Vice President, Asset Management Treasurer’s Office (2022 – present) and is an employee of Fidelity Investments (2022 – present). Prior to joining Fidelity, Ms. Bonner was the treasurer and principal financial officer of the AQR Funds (2013 – 2022).

John J. Burke III 1964	Chief Financial Officer	Since 2023	Head of Investment Operations for Fidelity Fund and Investment Operations (2018-present) and is an employee of Fidelity Investments (1998-present). Head of Asset Management Investment Operations (2012-2018).

Margaret Carey 1973	Secretary and Chief Legal Officer	Since 2023	Chief Legal Officer, Secretary, and as Chief Legal Officer of certain other Fidelity entities. She is a Senior Vice President and Deputy General Counsel of FMR LLC (diversified financial services company, 2019-present), and is an employee of Fidelity Investments.

David Gaito 1976	Vice President	Since 2023	Head of Direct Lending in the High Income and Alternatives division (2021-present) and is an employee of Fidelity Investments (2021-present). Prior to joining Fidelity Investments, Mr. Gaito served as an executive vice president and division executive at PNC Corporate and Institutional Banking (1999-2021).

Harley Lank 1968	Vice President	Since 2023	Head of Fidelity Investments’ High Income and Alternatives division (2019 – present), is an employee of Fidelity Investments (1996 – present), and a portfolio manager for certain Fidelity funds and products.

Therese Icuss 1983	Vice President	Since 2023	Managing Director of underwriting and credit in the High Income and Alternatives division (2021-present) and is an employee of Fidelity Investments (2021-present). Prior to joining Fidelity Investments, Ms. Icuss served as co-head of underwriting and a director at Twin Brook Capital Partners from 2019-2021.

Ksenia Portnoy 1980	Chief Compliance Officer	Since 2023	Senior Vice President of Asset Management Compliance for Fidelity Investments and is an employee of Fidelity Investments (2021-present). Prior to joining Fidelity Investments, worked in the asset management divisions of Morgan Stanley Investment Management (investment adviser firm, 2020-2021), Mizuho (investment adviser firm, 2015-2020), Guggenheim Partners (investment adviser firm, 2012-2015) and Neuberger Berman (formerly, Lehman Brothers (investment adviser firm, 2008-2012)).

Name, Address(1) and Year of Birth	Position(s) Held with the Trust	Length of Time Served	Principal Occupation(s) During Past 5 Years
Jeffrey Scott 1975	Vice President	Since 2023	Managing Director of originations in the High Income and Alternatives division (2021-present) and is an employee of Fidelity Investments (2021-present). Prior to joining Fidelity Investments, Mr. Scott served as a Managing Director at Madison Capital Funding (now Apogem Capital) (2013-2021).

(1)	The address of each officer is c/o Fidelity Investments, 245 Summer Street, Boston, Massachusetts 02210.

Biographical Information

The following is information concerning the business experience of our Board and executive officers. Our Trustees have been divided into two groups—Interested Trustees and Independent Trustees. Interested Trustees are “interested persons” as defined in the 1940 Act.

Interested Trustees

David B. Jones. Chairman of the Board of Trustees. Mr. Jones also serves as Trustee of other Fidelity® funds. Prior to his retirement, Mr. Jones served in a variety of positions at Fidelity Investments (1982-2008), retiring as a Senior Vice President. His duties included new product development, serving as a liaison to the board of trustees of various Fidelity® funds, and development of policies and procedures for fund investments in derivatives and complex securities. He also served on the FMR Fair Value Committee, which is responsible for day-to-day valuation activities for various Fidelity® funds.

Independent Trustees

Jennifer M. Birmingham. Trustee. Ms. Birmingham also serves as Trustee of other Fidelity® funds. Ms. Birmingham serves as Managing Director of Princeton University Investment Company (PRINCO) (2010-present). Previously, Ms. Birmingham served in a variety of positions at Deutsche Bank Asset Management (2002-2010), including Managing Director, Global CFO of DB Advisors and Deutsche Insurance Asset Management, Americas CFO of DWS Americas and various legal entities (2005-2010). Prior to Deutsche Bank, Ms. Birmingham was an employee of Investors Bank and Trust Company (1997-2002) and Deloitte & Touche LLP (1993-1997).

Matthew J. Conti. Trustee. Mr. Conti also serves as Trustee of other Fidelity® funds. Prior to his retirement, Mr. Conti served in a variety of positions at Fidelity Investments, including as a portfolio manager to certain Fidelity® funds (2000-2018) and research analyst (1995-2003). Mr. Conti serves as a member of the Board of Directors of the Rose Kennedy Greenway Conservancy (2021-present).

Tara C. Kenney. Trustee. Ms. Kenney also serves as Trustee of other Fidelity® funds. Prior to her retirement, Ms. Kenney served as Senior Vice President of Boston Common Asset Management (2017-2020). Previously, Ms. Kenney served as Managing Director in a variety of roles for Deutsche Asset Management (2003-2016) as well as Scudder Investments where she was a Portfolio Manager (1995-2003). Currently, Ms. Kenney serves as a Board member for a number of non-profit organizations and academic institutions, including Catholic Charities USA (2017-present) and the Kellogg Institute for International Studies at the University of Notre Dame (2002-present). Ms. Kenney is also an adjunct professor of finance at the University of Notre Dame.

Executive Officers Who are not Trustees

Correspondence intended for a Member of the Advisory Board (if any) may be sent to Fidelity Investments, P.O. Box 55235, Boston, Massachusetts 02205. Correspondence intended for an officer may be sent to Fidelity Investments, 245 Summer Street, Boston, Massachusetts 02210. Officers appear below in alphabetical order.

Heather Bonner. President and Treasurer. Ms. Bonner also serves as an officer of other funds. Ms. Bonner serves as Senior Vice President (2022–present) and is an employee of Fidelity Investments. Ms. Bonner serves as Assistant Treasurer of Fidelity CRET Trustee LLC (2022–present). Prior to joining Fidelity, Ms. Bonner served as Managing Director at AQR Capital Management (2013-2022) and was the Treasurer and Principal Financial Officer of the AQR Funds (2013-2022).

John J. Burke III. Chief Financial Officer. Mr. Burke also serves as Chief Financial Officer of other funds. Mr. Burke serves as Head of Investment Operations for Fidelity Fund and Investment Operations (2018-present) and is an employee of Fidelity Investments (1998-present). Previously Mr. Burke served as head of Asset Management Investment Operations (2012-2018).

Margaret Carey. Chief Legal Officer and Secretary. Ms. Carey also serves as an officer of other funds and as CLO of certain other Fidelity entities. She is a Senior Vice President and Deputy General Counsel of FMR LLC (diversified financial services company, 2019-present), and is an employee of Fidelity Investments.

David Gaito. Vice President. Mr. Gaito also serves as an officer of other funds. Mr. Gaito serves as Head of Direct Lending in the High Income and Alternatives division (2021-present). Mr. Gaito also serves as Chief Executive Officer, President, Assistant Treasurer or Director of certain Fidelity entities and is an employee of Fidelity Investments (2021-present). Prior to joining Fidelity Investments, Mr. Gaito served as an executive vice president and division executive at PNC Corporate and Institutional Banking (1999-2021).

Harley Lank. Vice President. Mr. Lank also serves as an officer of other funds. Mr. Lank serves as Head of Fidelity Investments’ High Income and Alternatives division, is an employee of Fidelity Investments (1996 – present), and a portfolio manager of certain Fidelity funds and other privately offered funds. Mr. Lank also serves as Chief Executive Officer, President, or Director of certain Fidelity entities. Previously, Mr. Lank managed various Fidelity funds and products.

Therese Icuss. Vice President. Ms. Icuss also serves as an officer of other funds. Ms. Icuss serves as Managing Director of underwriting and credit in the High Income and Alternatives division (2021-present). Ms. Icuss also serves as Treasurer, Assistant Treasurer or Director of certain Fidelity entities and is an employee of Fidelity Investments (2021-present). Prior to joining Fidelity Investments, Ms. Icuss served as co-head of underwriting and director at Twin Brook Capital Partners from 2019-2021.

Ksenia Portnoy. Chief Compliance Officer. Ms. Portnoy also serves as Chief Compliance Officer of other funds. Ms. Portnoy is a Senior Vice President of Asset Management Compliance for Fidelity Investments and is an employee of Fidelity Investments (2021-present). Prior to joining Fidelity, Ms. Portnoy worked in the asset management divisions of Morgan Stanley Investment Management (investment adviser firm, 2020-2021), Mizuho (investment adviser firm, 2015-2020), Guggenheim Partners (investment adviser firm, 2012-2015) and Lehman Brothers (investment adviser firm, 2008-2012).

Jeffrey Scott. Vice President. Mr. Scott also serves as an officer of other funds. Mr. Scott serves as Managing Director of originations in the High Income and Alternatives division (2021-present) and is an employee of Fidelity Investments (2021-present). Prior to joining Fidelity Investments, Mr. Scott served as a Managing Director at Madison Capital Funding (now Apogem Capital) (2013-2021).

Non-Executive Officers Who are not Trustees

Joseph Benedetti. Assistant Secretary. Mr. Benedetti also serves as Assistant Secretary of other funds. Mr. Benedetti is Senior Vice President and Deputy General Counsel of FMR LLC (diversified financial services company, 2020-present) and is an employee of Fidelity Investments. Mr. Benedetti serves as Assistant Secretary of Fidelity Diversifying Solutions LLC (investment adviser firm, 2022-present) and FIAM LLC (investment adviser firm, 2021-present). Previously, Mr. Benedetti served as Secretary of Fidelity Diversifying Solutions LLC (2021-2022). Prior to joining Fidelity, Mr. Benedetti was Assistant General Counsel at Invesco (investment adviser firm, 2019-2020); Senior Vice President and Managing Counsel at OppenheimerFunds Inc. (investment adviser firm, 2017-2019); and a Managing Director in the Legal Department of Morgan Stanley Investment Management Inc. (investment adviser firm, 2004-2017).

Craig S. Brown. Assistant Treasurer. Mr. Brown also serves as an officer of other funds. Mr. Brown serves as Assistant Treasurer of FIMM, LLC (2021-present) and is an employee of Fidelity Investments (2013-present). Previously, Mr. Brown served as Assistant Treasurer of certain Fidelity® funds (2019-2022).

Nati Davidi. Assistant Secretary. Ms. Davidi also serves as Assistant Secretary of other funds. Ms. Davidi serves as Vice President and Associate General Counsel of FMR LLC (diversified financial services company, 2013-present) and is an employee of Fidelity Investments. Previously, Ms. Davidi served as Assistant Secretary of the North Carolina Capital Management Trust (2016-2022).

Jonathan Davis. Assistant Treasurer. Mr. Davis also serves as an officer of other funds. Mr. Davis serves as Vice President Assistant Treasurer and is an employee of Fidelity Investments. Mr. Davis serves as Assistant Treasurer of certain Fidelity entities.

Laura M. Del Prato. Assistant Treasurer. Ms. Del Prato also serves as an officer of other funds. Ms. Del Prato serves as Assistant Treasurer of FIMM, LLC (2021-present) and is an employee of Fidelity Investments (2017-present). Previously, Ms. Del Prato served as President and Treasurer of The North Carolina Capital Management Trust: Cash Portfolio and Term Portfolio (2018-2020). Prior to joining Fidelity Investments, Ms. Del Prato served as a Managing Director and Treasurer of the JPMorgan Mutual Funds (2014-2017). Prior to JPMorgan, Ms. Del Prato served as a partner at Cohen Fund Audit Services (accounting firm, 2012-2013) and KPMG LLP (accounting firm, 2004-2012).

Colm A. Hogan. Assistant Treasurer. Mr. Hogan also serves as an officer of other funds. Mr. Hogan serves as Assistant Treasurer of FIMM, LLC (2021-present) and FMR Capital, Inc. (2017-present) and is an employee of Fidelity Investments (2005-present). Previously, Mr. Hogan served as Deputy Treasurer of certain Fidelity® funds (2016-2020) and Assistant Treasurer of certain Fidelity® funds (2016-2018).

Chris Maher. Assistant Treasurer. Mr. Maher also serves as an officer of other funds. Mr. Maher serves as Assistant Treasurer of FIMM, LLC (2021-present) and FMR Capital, Inc. (2017-present), and is an employee of Fidelity Investments (2008-present). Previously, Mr. Maher served as Assistant Treasurer of certain funds (2013-2020); Vice President of Asset Management Compliance (2013), Vice President of the Program Management Group of FMR (investment adviser firm, 2010-2013), and Vice President of Valuation Oversight (2008-2010).

Stacie M. Smith. Assistant Treasurer. Ms. Smith also serves as an officer of other funds. Ms. Smith serves as Assistant Treasurer of certain Fidelity entities, is an employee of Fidelity Investments, and has served in other fund officer roles.Jim Wegmann. Assistant Treasurer. Mr. Wegmann also serves as an officer of other funds. Mr. Wegmann serves as Assistant Treasurer of FIMM, LLC (2021-present) and is an employee of Fidelity Investments (2011-present). Previously, Mr. Wegmann served as Assistant Treasurer of certain Fidelity® funds (2019-2021).

Christina Zervoudakis. Assistant Secretary. Ms. Zervoudakis also serves as Assistant Secretary of other funds. Ms. Zervoudakis is a Vice President and Assistant General Counsel of FMR LLC (diversified financial services company, 2021-present) and is an employee of Fidelity Investments. Prior to joining Fidelity, Ms. Zervoudakis was Assistant General Counsel at Invesco (investment adviser firm, 2019-2021); Vice President and Assistant Counsel at OppenheimerFunds, Inc. (investment adviser firm, 2017-2019); and an Executive Director in the Legal Department of Morgan Stanley Investment Management Inc. (investment adviser firm, 2013-2017).

Board Structure and Role of the Board in Risk Oversight

The 1940 Act requires that at least 40% of the trustees be independent trustees. Certain exemptive rules promulgated under the 1940 Act require that at least 50% of the trustees be independent trustees. Currently, three of the four Trustees (75%) are Independent Trustees. The Independent Trustees exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman of the Board of Trustees, regardless of whether the trustee happens to be independent or a member of management. David B. Jones serves as the Chairman of the Board of Trustees.

The Board expects to perform its risk oversight function primarily through (a) its standing committee, which reports to the entire Board and are comprised solely of Independent Trustees and (b) monitoring by the Fund’s CCO in accordance with the Fund’s compliance policies and procedures.

Standing Committees of the Trustees

The Audit Committee is composed of Jennifer Birmingham, Matthew Conti and Tara Kenney, all of whom are considered independent for purposes of the 1940 Act. Ms. Birmingham serves as the chair of the Audit Committee. The Audit Committee operates pursuant to a charter approved by the Board, which sets forth the responsibilities of the Audit Committee. All committee members must be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement. At least one Audit Committee member will be an “audit committee financial expert” as defined in Item 407 of Regulation S-K under the Securities and Exchange Act of 1934 (the “Exchange Act”). Each of the members of the Audit Committee meet the independence requirements of Rule 10A-3 of the Exchange Act and, in addition, is not an “interested person” of the Fund or of the Adviser as defined in Section 2(a)(19) of the 1940 Act. The Audit Committee meets separately at least annually with the Fund’s Treasurer, with the Fund’s Chief Financial Officer, with personnel responsible for the internal audit function of FMR, and with the Fund’s outside auditors. The Audit Committee has direct responsibility for the appointment, compensation, and oversight of the work of the outside auditor employed by the Fund. The Audit Committee assists the Trustees in fulfilling their responsibility to oversee: (i) the systems of internal accounting and financial controls of the Fund and the Fund’s service providers, (to the extent such controls impact the Fund’s financial statements); (ii) the Fund’s auditors and the annual audits of the Fund’s financial statements; (iii) the financial reporting processes of the Fund; (iv) whistleblower reports; and (v) the accounting policies and disclosures of the Fund. The Audit Committee considers and acts upon (i) the provision by any outside auditor of any non-audit services for the Fund, and (ii) the provision by any outside auditor of certain non-audit services to Fund service providers and their affiliates to the extent that such approval (in the case of this clause (ii)) is required under applicable regulations of the SEC. In furtherance of the foregoing, the Audit Committee has adopted (and may from time to time amend or supplement) and provides oversight of policies and procedures for non-audit engagements by outside auditors of the Fund. The Audit Committee is responsible for approving all audit engagement fees and terms for the Fund and for resolving disagreements between the Fund and any outside auditor regarding the Fund’s financial reporting. Auditors of the Fund report directly to the Audit Committee. The Audit Committee will obtain assurance of independence and objectivity from the outside auditors, including a formal written statement delineating all relationships between the auditor and the Fund and any service providers consistent with the rules of the Public Company Accounting Oversight Board. It will discuss regularly and oversee the review of internal controls of and the management of risks by the Fund and its service providers with respect to accounting and financial matters (including financial reporting relating to the Fund, including a review of: (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Fund’s ability to record, process, summarize, and report financial data; (ii) any change in the Fund’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Fund’s internal control over financial reporting; and (iii) any fraud, whether material or not, that involves management or other employees who have a significant role in the Fund’s or service providers’ internal controls over financial reporting. The Audit Committee will also review periodically the Fund’s major exposures relating to internal controls over accounting and financial matters and the steps that have been taken to monitor and control such exposures. In connection to such reviews, the Audit Committee will receive periodic reports on the Fund’s service providers’ internal controls over accounting and financial matters. It will also review any correspondence with regulators or governmental agencies or published reports that raise material issues regarding the Fund’s financial statements or accounting policies. The Audit Committee reviews at least annually a report from the outside auditor describing any material issues raised by the most recent internal quality control, peer review, or Public Company Accounting Oversight Board examination of the auditing firm and any material issues raised by any inquiry or investigation by governmental or professional authorities of the auditing firm and in each case any steps taken to deal with such issues. The Audit Committee will oversee and receive reports on the Fund’s financial reporting process, will discuss with FDS, the Fund’s Treasurer, outside auditors and, if appropriate, internal audit personnel of FMR, their qualitative judgments about the appropriateness and acceptability of accounting principles and financial disclosure practices used or proposed for adoption by the Fund. The Audit Committee will review with FDS, the Fund’s Treasurer, outside auditor, and internal audit personnel of FMR and, as appropriate, legal counsel the results of audits of the Fund’s financial statements. The Audit Committee met 6 times during the fiscal period ended June 30, 2023.

Trustee Beneficial Ownership of Shares

The following table sets forth the dollar range of Shares beneficially owned by each Trustee as of June 30, 2023.

Name of Trustee	Dollar Range of Equity Securities in the Fund(1)
Interested Trustee
David B. Jones	None
Independent Trustees
Jennifer M. Birmingham	None
Matthew J. Conti	None
Tara C. Kenney	None

(1)	Dollar ranges are as follows: None, $1–$10,000, $10,001–$50,000, $50,001–$100,000, or Over $100,000.

Compensation of Trustees

The Independent Trustees are entitled to receive annual cash retainer fees, annual fees for serving on committees and annual fees for serving as a committee chairperson. These Independent Trustees are Jennifer Birmingham, Matthew Conti and Tara Kenney. The below table sets forth estimated compensation to be received by each Independent Trustee for the year ending December 31, 2023 pertaining to the Fund:

Compensation Table (A)

AGGREGATE COMPENSATION FROM A FUND	Jennifer M Birmingham	Matthew J Conti	Tara C Kenney
Fidelity Multi Strategy Credit Fund	$2,900	$2,700	$2,700
TOTAL COMPENSATION FROM THE FUND COMPLEX	$192,000	$180,000	$180,000

The Fund will also reimburse each of the Independent Trustees for all reasonable and authorized business expenses in accordance with the Fund’s policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Board meeting and each committee meeting not held concurrently with a Board meeting.

No compensation is expected to be paid to Trustees who are “interested persons” with respect to the Fund, as such term is defined in Section 2(a)(19) of the 1940 Act.

Codes of Ethics

The Fund, the Adviser and Fidelity Distributors Company LLC have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund, so long as such investments are made in accordance with the code’s requirements. This code of ethics is available on the EDGAR database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

Portfolio Management

FDS, an investment adviser registered with the SEC under the Advisers Act, serves as the Fund’s investment adviser. As of June 30, 2023, FDS has $1.3 billion in assets under management. Subject to the overall supervision of the Board, the Adviser will manage the day-to-day operations of, and provide investment advisory and management services to, the Fund. For more information regarding FDS, see “The Adviser” in the Prospectus. For more information on the services provided by the Adviser to the Fund, see “Management of the Fund” in the Prospectus.

Investment Personnel

Overall allocation decisions and investment decisions regarding all investments (other than with respect to direct lending) are primarily the responsibility of the Fund’s two co-lead portfolio managers: Adam Kramer and Brian Chang. Investment decisions regarding direct lending are primarily the responsibility of three of the Fund’s portfolio managers: David Gaito, Therese Icuss and Jeffrey Scott.

Compensation of Portfolio Managers

Brian Chang and Adam Kramer are Co-Lead Portfolio Managers of the Fund and each receives compensation for those services. David Gaito, Therese Icuss, and Jeffrey Scott are Co-Portfolio Managers of the Fund and each receives compensation for those services. As of June 30, 2023, portfolio manager compensation generally consists of a fixed base salary determined periodically (typically annually), a bonus, and in certain cases, participation in several types of equity-based compensation plans. A portion of each portfolio manager’s compensation may be deferred based on criteria established by the Adviser or an affiliate or at the election of the portfolio manager.

Mr. Chang’s and Mr. Kramer’s base salaries are determined by level of responsibility and tenure at the Adviser or its affiliates. The primary components of each portfolio manager’s bonus are based on (i) the pre-tax investment performance of the portfolio manager’s fund(s) and account(s) measured against a benchmark index (which may be a customized benchmark index developed by the Adviser) or within a defined peer group assigned to each fund or account, and (ii) the investment performance of other high yield funds and accounts. The pre-tax investment performance of each portfolio manager’s fund(s) and account(s) is weighted according to the portfolio manager’s tenure on those fund(s) and account(s) and the average asset size of those fund(s) and account(s) over the portfolio manager’s tenure. Each component is calculated separately over the portfolio manager’s tenure on those fund(s) and account(s) over a measurement period that initially is contemporaneous with the portfolio manager’s tenure, but that eventually encompasses rolling periods of up to five years for the comparison to a benchmark index or a peer group. A smaller, subjective component of each portfolio manager’s bonus is based on the portfolio manager’s overall contribution to management. The portion of each portfolio manager’s bonus that is linked to the investment performance of the Fund is based on the Fund’s pre-tax investment performance measured against a composite index, the components of which are 50% ICE® BofA® US High Yield Master II Index and 50% Morningstar® LSTA® US Performing Loans. Each portfolio manager also is compensated under equity-based compensation plans linked to increases or decreases in the net asset value of the stock of FMR LLC, the Adviser’s parent company. FMR LLC is a diverse financial services company engaged in various activities that include fund management, brokerage, retirement, and employer administrative services.

Mr. Gaito’s, Ms. Icuss’, and Mr. Scott’s base salaries are determined by level of responsibility and tenure at the Adviser or its affiliates. Each portfolio manager’s bonus is based on several components. The components of each portfolio manager’s bonus are based on (i) the investment performance of the Fund based on the evaluation by management using both quantitative and qualitative inputs, and (ii) the general management of the portfolio manager’s role as Managing Director of Research. Each portfolio manager also is compensated under equity-based compensation plans linked to increases or decreases in the net asset value of the stock of FMR LLC, the Adviser’s parent company. FMR LLC is a diverse financial services company engaged in various activities that include fund management, brokerage, retirement, and employer administrative services.

A portfolio manager’s compensation plan may give rise to potential conflicts of interest. Although investors in the Fund may invest through either tax-deferred accounts or taxable accounts, a portfolio manager’s compensation is linked to the pre-tax performance of the Fund, rather than its after-tax performance. A portfolio manager’s base pay tends to increase with additional and more complex responsibilities that include increased assets under management and a portion of the bonus relates to marketing efforts, which together indirectly link compensation to sales. When a portfolio manager takes over a fund or an account, the time period over which performance is measured may be adjusted to provide a transition period in which to assess the portfolio. The management of multiple funds and accounts (including proprietary accounts) may give rise to potential conflicts of interest if the funds and accounts have different objectives, benchmarks, time horizons, and fees as a portfolio manager must allocate time and investment ideas across multiple funds and accounts. In addition, a fund’s trade allocation policies and procedures may give rise to conflicts of interest if the fund’s orders do not get fully executed due to being aggregated with those of other accounts managed by the Adviser or an affiliate. A portfolio manager may execute transactions for another fund or account that may adversely impact the value of securities held by a fund. Securities selected for other funds or accounts may outperform the securities selected for the Fund. Portfolio managers may be permitted to invest in the funds they manage, even if a fund is closed to new investors. Trading in personal accounts, which may give rise to potential conflicts of interest, is restricted by a fund’s code of ethics.

Portfolio managers may receive interests in certain funds or accounts managed by Fidelity (collectively, “Proprietary Accounts”). A conflict of interest situation is presented where a portfolio manager considers investing a client account in securities of an issuer in which Fidelity (or its fund clients’) respective directors, officers or employees already hold a significant position for their own account, including positions held indirectly through Proprietary Accounts. Because the 1940 Act, as well as other applicable laws and regulations, restricts certain transactions between affiliated entities or between an advisor and its clients, client accounts managed by Fidelity, including accounts sub-advised by third parties, are, in certain circumstances, prohibited from participating in offerings of such securities (including initial public offerings and other offerings occurring before or after an issuer’s initial public offering) or acquiring such securities in the secondary market. For example, ownership of a company by Proprietary Accounts has, in certain situations, resulted in restrictions on Fidelity’s client accounts’ ability to acquire securities in the company’s initial public offering and subsequent public offerings, private offerings, and in the secondary market, and additional restrictions could arise in the future; to the extent such client accounts acquire the relevant securities after such restrictions are subsequently lifted, the delay could affect the price at which the securities are acquired.

A conflict of interest situation is presented when Fidelity acquires, on behalf of client accounts, securities of the same issuers whose securities are already held in Proprietary Accounts, because such investments could have the effect of increasing or supporting the value of the Proprietary Accounts. A conflict of interest situation also arises when Fidelity investment advisory personnel consider whether client accounts they manage should invest in an investment opportunity that they know is also being considered for a Proprietary Account, to the extent that not investing on behalf of such client accounts improves the ability of the Proprietary Account to take advantage of the opportunity. Fidelity has adopted policies and procedures and maintains a compliance program designed to help manage such actual and potential conflicts of interest.

Other Accounts Managed by Portfolio Managers

The portfolio managers primarily responsible for the day-to-day management of the Fund also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of June 30, 2023: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.

	Number of Accounts	Assets of Accounts (in millions)		Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
Adam Kramer
Registered Investment Companies	8		$24,062	1		$1,733
Other Pooled Investment Vehicles	10		$3,744	None	$	None
Other Accounts	1		$478	None	$	None
Brian Chang
Registered Investment Companies	13		$23,433	None	$	None
Other Pooled Investment Vehicles	None	$	None	None	$	None
Other Accounts	1		$478	None	$	None
David Gaito
Registered Investment Companies	1		$0	None	$	None
Other Pooled Investment Vehicles	2		$817	1		$191
Other Accounts	None	$	None	None	$	None
Therese Icuss
Registered Investment Companies	1		$0	None	$	None
Other Pooled Investment Vehicles	2		$817	1		$191
Other Accounts	None	$	None	None	$	None
Jeffrey Scott
Registered Investment Companies	1		$0	None	$	None
Other Pooled Investment Vehicles	2		$817	1		$191
Other Accounts	None	$	None	None	$	None

Securities Ownership of Portfolio Managers

The following table shows the dollar range of equity securities in the Fund beneficially owned by each of the portfolio managers as of June 30, 2023.

Name	Aggregate Dollar Range of Equity Securities in the Fund(1)
Adam Kramer	$100,001-$500,000
Brian Chang	$100,001-$500,000
David Gaito	None
Therese Icuss	None
Jeffrey Scott	None

(1)	Dollar ranges are as follows: None, $1–$10,000, $10,001–$50,000, $50,001–$100,000, $100,001–$500,000, $500,001–$1,000,000 or Over $1,000,000.

Direct Lending Investment Committee

Investment decisions regarding direct lending generally require consensus approval of the Adviser’s Direct Lending Investment Committee (“Direct Lending Investment Committee”), currently comprised of the Fund’s three direct lending portfolio managers, David Gaito, Therese Icuss and Jeffrey Scott. The Direct Lending Investment Committee will meet regularly to vet new investment opportunities, and evaluate strategic initiatives and actions taken on the Fund’s behalf. The day-to-day management of investments approved by the Direct Lending Investment Committee will be overseen by the direct lending portfolio managers.

Additionally, the Head of Fidelity’s High Income and Alternatives Group (the “High Income and Alternatives Group”), and/or the Chief Investment Officer of the High Income and Alternatives Group meet with the direct lending portfolio management team frequently to discuss the pipeline of opportunities and each has the authority to decline any opportunity at any point at his or her discretion.

Control of Investment Adviser

FMR LLC, as successor by merger to FMR Corp., is the ultimate parent company of FDS. The voting common shares of FMR LLC are divided into two series. Series B is held predominantly by members of the Johnson family, including Abigail P. Johnson, directly or through trusts, and is entitled to 49% of the vote on any matter acted upon by the voting common shares. Series A is held predominantly by non-Johnson family member employees of FMR LLC and its affiliates and is entitled to 51% of the vote on any such matter. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Under the 1940 Act, control of a company is presumed where one individual or group of individuals owns more than 25% of the voting securities of that company. Therefore, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the 1940 Act, to form a controlling group with respect to FMR LLC.

At present, the primary business activities of FMR LLC and its subsidiaries are: (i) the provision of investment advisory, management, shareholder, investment information and assistance and certain fiduciary services for individual and institutional investors; (ii) the provision of securities brokerage services; (iii) the management and development of real estate; and (iv) the investment in and operation of a number of emerging businesses.

Management Contract

The Fund has entered into a management contract (the “Management Contract”) with FDS, pursuant to which FDS furnishes investment advisory and other services. The Management Contract was approved by the Board and Shareholders and became effective on March 13, 2023. The Management Contract will continue in effect until November 30, 2024, and indefinitely thereafter, but only so long as the continuance after such date shall be specifically approved at least annually by both (1) the vote of a majority of the Board or the vote of a majority of the outstanding securities of the Fund entitled to vote and (2) by the vote of a majority of the Independent Trustees. In addition, the Management Contract has termination provisions that allow the parties to terminate the agreement without penalty. The Management Contract may be terminated at any time, without penalty, by the Adviser upon 60 days’ notice to the Fund.

Management Fee

Pursuant to the Management Contract, and in consideration of the investment advisory and management services provided by the Adviser to the Fund, the Adviser is entitled to a management fee (the “Management Fee”)..The Management Fee is calculated and payable monthly in arrears at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). The Board will periodically review the Management Contract to determine, among other things, whether the fees payable under such agreement are reasonable in light of the services provided.

The Fund may invest in a BDC advised by the Adviser or its affiliates. The Adviser has contractually agreed to waive its Management Fee (payable by the Fund) with respect to the portion of the Fund’s assets invested in such BDC. This waiver is in effect through at least November 30, 2024.

The Fund may invest in mutual funds or ETFs advised by the Adviser or its affiliates. Depending on the circumstances (which exclude investments in money market funds advised by the Adviser or its affiliates, from which the Adviser or its affiliates may retain any additional management or other fees), the Adviser will contractually waive either (1) its Management Fee payable by the Fund or (2) up to a portion of its Management Fee payable by the Fund in an amount equal to such underlying fund’s management fee rate multiplied by the Fund’s average monthly invested balance in such underlying fund for such month.

Distribution Services

The Fund has entered into a distribution agreement with Fidelity Distributors Company LLC (“FDC”), an affiliate of FDS. The principal business address of FDC is 900 Salem Street, Smithfield, Rhode Island 02917. FDC is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. The distribution agreement calls for FDC to use all reasonable efforts, consistent with its other business, to secure purchasers for shares of the funds, which are continuously offered at NAV. Promotional and administrative expenses in connection with the offer and sale of shares are paid by FDS.

The Trustees have approved Distribution and Service Plans with respect to shares of the Fund (the “Plans”) pursuant to Rule 12b-1 under the 1940 Act. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset-based distribution fees. Rule 12b-1 provides in substance that the Fund may not engage directly or indirectly in financing any activity that is primarily intended to result in the sale of shares of the Fund except pursuant to a plan approved on behalf of the Fund under Rule 12b-1. The Plans, as approved by the Trustees, allow shares of the Fund and/or FDS to incur certain expenses that might be considered to constitute indirect payment by the Fund of distribution expenses.

The Plan adopted for each applicable class of the Fund is described in the prospectus.

Under each Plan, if the payment of management fees by the Fund to FDS is deemed to be indirect financing by the Fund of the distribution of its shares, such payment is authorized by the Plan. Each Plan specifically recognizes that FDS may use its management fee revenue, as well as its past profits or its other resources, to pay FDC for expenses incurred in connection with providing services intended to result in the sale of shares of the Fund and/or shareholder support services. In addition, each Plan provides that FDS, directly or through FDC, may pay significant amounts to intermediaries that provide those services. Currently, the Board has authorized such payments for shares of the Fund.

Prior to approving each Plan, the Trustees carefully considered all pertinent factors relating to the implementation of the Plan, and determined that there is a reasonable likelihood that the Plan will benefit the Fund or class, as applicable, and its shareholders. In particular, the Trustees noted that each Plan does not authorize payments by shares of the Fund other than those made to FDC under its management contract with the Fund. To the extent that each Plan gives FDS and FDC greater flexibility in connection with the distribution of shares, additional sales of shares or stabilization of cash flows may result. Furthermore, certain shareholder support services may be provided more effectively under the Plans by local entities with whom shareholders have other relationships.

FDC or an affiliate may compensate, or upon direction make payments for certain retirement plan expenses to intermediaries. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, without limitation, the level or type of services provided by the intermediary, the level or expected level of assets or sales of shares, and other factors. In addition to such payments, FDC or an affiliate may offer other incentives such as sponsorship of educational or client seminars relating to current products and issues, payments or reimbursements for travel and related expenses associated with due diligence trips that an intermediary may undertake in order to explore possible business relationships with affiliates of FDC, and/or payments of costs and expenses associated with attendance at seminars, including travel, lodging, entertainment, and meals. Certain of the payments described above may be significant to an intermediary. As permitted by SEC and Financial Industry Regulatory Authority rules and other applicable laws and regulations, FDC or an affiliate may pay or allow other incentives or payments to intermediaries.

The Fund’s transfer agent or an affiliate may also make payments and reimbursements from its own resources to certain intermediaries (who may be affiliated with the transfer agent) for providing recordkeeping and administrative services to plan participants or for providing other services to retirement plans. Please see “Transfer and Service Agent Agreements” in this Statement of Additional Information for more information.

FDC or an affiliate may also make payments to banks, broker-dealers and other service-providers (who may be affiliated with FDC) for distribution-related activities and/or shareholder services. If you have purchased shares of the Fund through an investment professional, please speak with your investment professional to learn more about any payments his or her firm may receive from FDS, FDC, and/or their affiliates, as well as fees and/or commissions the investment professional charges. You should also consult disclosures made by your investment professional at the time of purchase.

Any of the payments described in this section may represent a premium over payments made by other fund families. Investment professionals may have an added incentive to sell or recommend a fund over others offered by competing fund families, or retirement plan sponsors may take these payments into account when deciding whether to include the Fund as a plan investment option.

Transfer and Service Agent Agreements

The Fund has entered into a transfer agent agreement with Fidelity Investments Institutional Operations Company LLC (“FIIOC”), an affiliate of FDS, which is located at 245 Summer Street, Boston, Massachusetts 02210. Under the terms of each agreement, FIIOC (or an agent, including an affiliate) performs transfer agency services.

For providing transfer agency services, FIIOC receives an asset-based fee, calculated and paid monthly on the basis of average daily net assets of a class, with respect to assets in the Fund not invested in an underlying Fidelity® fund. For assets invested in an underlying Fidelity® fund, each underlying Fidelity® fund pays its respective transfer agent (either FIIOC or an affiliate of FIIOC) fees based, in part, on the number of positions in and/or assets of the Fund invested in such underlying Fidelity® fund.

FIIOC bears the expense of typesetting, printing, and mailing prospectuses, statements of additional information, and all other reports, notices, and statements to existing shareholders, with the exception of proxy statements.

Fund shares may be owned by intermediaries for the benefit of their customers. In those instances, the Fund may not maintain an account for shareholders, and some or all of the recordkeeping services for these accounts may be performed by third parties. FIIOC or an affiliate may make payments to intermediaries (including affiliates of FIIOC) for recordkeeping and other services.

Retirement plans may also hold Fund shares in the name of the plan or its trustee, rather than the plan participant. In situations where FIIOC or an affiliate does not provide recordkeeping services, plan recordkeepers, who may have affiliated financial intermediaries who sell shares of a fund, may, upon direction, be paid for providing recordkeeping services to plan participants. Payments may also be made, upon direction, for other plan expenses. FIIOC may also pay an affiliate for providing services that otherwise would have been performed by FIIOC.

In certain situations where FIIOC or an affiliate provides recordkeeping services to a retirement plan, payments may be made to pay for plan expenses. The amount of such payments may be based on investments in particular Fidelity funds, or may be fixed for a given period of time. Upon direction, payments may be made to plan sponsors, or at the direction of plan sponsors, third parties, for expenses incurred in connection with the plan. FIIOC may also pay an affiliate for providing services that otherwise would have been performed by FIIOC.

The Fund has entered into a service agent agreement with Fidelity Service Company, Inc. (“FSC”), an affiliate of FDC (or an agent, including an affiliate). Under the terms of the agreement, FSC calculates the NAV and dividends for shares, maintains the Fund’s portfolio and general accounting records, and administers the Fund’s securities lending program.

For providing pricing and bookkeeping services, FSC receives a monthly fee based on the Fund’s average daily net assets throughout the month.

The annual rates for pricing and bookkeeping services for the funds are 0.0472% of the first $500 million of average net assets, 0.0333% of average net assets between $500 million and $3.5 billion, 0.0041% of average net assets between $3.5 billion and $25 billion, and 0.0019% of average net assets in excess of $25 billion.

The Fund bears the cost of pricing and bookkeeping services under the terms of its service agent agreement with FSC.

PORTFOLIO TRANSACTIONS

Orders for the purchase or sale of portfolio securities are placed on behalf of the Fund by the Adviser pursuant to authority contained in the Management Contract.

To the extent that the Adviser grants investment management authority to a sub-adviser (see the section entitled “Management Contract”), that sub-adviser is authorized to provide the services described in the respective sub-advisory agreement, and in accordance with the policies described in this section. Furthermore, the sub-adviser’s trading and associated policies, which may differ from the Adviser’s policies, may apply to that Fund, subject to applicable law.

The Adviser or a sub-adviser may be responsible for the placement of portfolio securities transactions for other investment companies and investment accounts for which it has or its affiliates have investment discretion.

The Fund will not incur any commissions or sales charges when it invests in shares of certain pooled investment vehicles (including any underlying Central funds), but it may incur such costs when it invests directly in other types of securities.

Purchases and sales of equity securities on a securities exchange or over-the-counter (“OTC”) are effected through brokers who receive compensation for their services. Generally, compensation relating to securities traded on foreign exchanges will be higher than compensation relating to securities traded on U.S. exchanges and may not be subject to negotiation. Compensation may also be paid in connection with principal transactions (in both OTC securities and securities listed on an exchange) and agency OTC transactions executed with an electronic communications network (“ECN”) or an alternative trading system. Equity securities may be purchased from underwriters at prices that include underwriting fees.

Purchases and sales of fixed-income securities are generally made with an issuer or a primary market-maker acting as principal. Although there is no stated brokerage commission paid by the Fund for any fixed-income security, the price paid by the Fund to an underwriter includes the disclosed underwriting fee and prices in secondary trades usually include an undisclosed dealer commission or markup reflecting the spread between the bid and ask prices of the fixed-income security. New issues of equity and fixed-income securities may also be purchased in underwritten fixed price offerings.

The Trustees of the Fund periodically review the Adviser’s performance of its responsibilities in connection with the placement of portfolio securities transactions on behalf of the Fund. The Trustees also review the compensation paid by the Fund over representative periods of time to determine if it was reasonable in relation to the benefits to the Fund.

The Selection of Securities Brokers and Dealers

The Adviser or its affiliates generally have authority to select brokers (whether acting as a broker or a dealer) to place or execute the fund’s portfolio securities transactions. In selecting brokers, including affiliates of the Adviser, to execute the fund’s portfolio securities transactions, the Adviser or its affiliates consider the factors they deem relevant in the context of a particular trade and in regard to the Adviser’s or its affiliates’ overall responsibilities with respect to the fund and other investment accounts, including any instructions from the fund’s portfolio manager, which may emphasize, for example, speed of execution over other factors. Based on the factors considered, the Adviser or its affiliates may choose to execute an order using ECNs, including broker-sponsored algorithms, internal crossing, or by verbally working an order with one or more brokers. Other possibly relevant factors include, but are not limited to, the following: price; costs; the size, nature and type of the order; the speed of execution; financial condition and reputation of the broker; broker specific considerations (e.g., not all brokers are able to execute all types of trades); broker willingness to commit capital; the nature and characteristics of the markets in which the security is traded; the trader’s assessment of whether and how closely the broker likely will follow the trader’s instructions to the broker; confidentiality and the potential for information leakage; the nature or existence of post-trade clearing, settlement, custody and currency convertibility mechanisms; and the provision of additional brokerage and research products and services, if applicable and where allowed by law.

In seeking best execution for portfolio securities transactions, the Adviser or its affiliates may from time to time select a broker that uses a trading method, including algorithmic trading, for which the broker charges a higher commission than its lowest available commission rate. The Adviser or its affiliates also may select a broker that charges more than the lowest commission rate available from another broker. Occasionally the Adviser or its affiliates execute an entire securities transaction with a broker and allocate all or a portion of the transaction and/or related commissions to a second broker where a client does not permit trading with an affiliate of the Adviser or in other limited situations. In those situations, the commission rate paid to the second broker may be higher than the commission rate paid to the executing broker. For futures transactions, the selection of a futures commission merchant is generally based on the overall quality of execution and other services provided by the futures commission merchant. The Adviser or its affiliates execute futures transactions verbally and electronically.

The Acquisition of Brokerage and Research Products and Services

Brokers (who are not affiliates of the Adviser) that execute transactions for a fund managed outside of the European Union may receive higher compensation from the fund than other brokers might have charged the fund, in recognition of the value of the brokerage or research products and services they provide to the Adviser or its affiliates.

Research Products and Services. These products and services may include, when permissible under applicable law, but are not limited to: economic, industry, company, municipal, sovereign (U.S. and non-U.S.), legal, or political research reports; market color; company meeting facilitation; compilation of securities prices, earnings, dividends and similar data; quotation services, data, information and other services; analytical computer software and services; and investment recommendations. In addition to receiving brokerage and research products and services via written reports and computer-delivered services, such reports may also be provided by telephone and in video and in-person meetings with securities analysts, corporate and industry spokespersons, economists, academicians and government representatives and others with relevant professional expertise. The Adviser or its affiliates may request that a broker provide a specific proprietary or third-party product or service. Some of these brokerage and research products and services supplement the Adviser’s or its affiliates’ own research activities in providing investment advice to the fund.

Execution Services. In addition, when permissible under applicable law, brokerage and research products and services include those that assist in the execution, clearing, and settlement of securities transactions, as well as other incidental functions (including, but not limited to, communication services related to trade execution, order routing and algorithmic trading, post-trade matching, exchange of messages among brokers or dealers, custodians and institutions, and the use of electronic confirmation and affirmation of institutional trades).

Mixed-Use Products and Services. Although the Adviser or its affiliates do not use fund commissions to pay for products or services that do not qualify as brokerage and research products and services or eligible external research under MiFID II and FCA regulations (as defined below), where allowed by applicable law, they, at times, will use commission dollars to obtain certain products or services that are not used exclusively in the Adviser’s or its affiliates’ investment decision-making process (mixed-use products or services). In those circumstances, the Adviser or its affiliates will make a good faith judgment to evaluate the various benefits and uses to which they intend to put the mixed-use product or service, and will pay for that portion of the mixed-use product or service that does not qualify as brokerage and research products and services or eligible external research with their own resources (referred to as “hard dollars”).

Benefit to the Adviser. The Adviser’s or its affiliates’ expenses likely would be increased if they attempted to generate these additional brokerage and research products and services through their own efforts, or if they paid for these brokerage and research products or services with their own resources. Therefore, an economic incentive exists for the Adviser and/or its affiliates to select or recommend a broker-dealer based on its interest in receiving the brokerage and research products and services, rather than on the Adviser’s or its affiliates’ funds interest in receiving most favorable execution. The Adviser and its affiliates manage the receipt of brokerage and research products and services and the potential for conflicts through its Commission Uses Program. The Commission Uses Program effectively “unbundles” commissions paid to brokers who provide brokerage and research products and services, i.e., commissions consist of an execution commission, which covers the execution of the trade (including clearance and settlement), and a research charge, which is used to cover brokerage and research products and services. Those brokers have client commission arrangements (each a “CCA”) in place with the Adviser and its affiliates (each of those brokers referred to as “CCA brokers”). In selecting brokers for executing transactions on behalf of the fund, the trading desks through which the Adviser or its affiliates may execute trades are instructed to execute portfolio transactions on behalf of the fund based on the quality of execution without any consideration of brokerage and research products and services the CCA broker provides. Commissions paid to a CCA broker include both an execution commission and a research charge, and while the CCA broker receives the entire commission, it retains the execution commission and either credits or transmits the research portion (also known as “soft dollars”) to a CCA pool maintained by each CCA broker. Soft dollar credits (“credits”) accumulated in CCA pools are used to pay research expenses. In some cases, the Adviser or its affiliates may request that a broker that is not a party to any particular transaction provide a specific proprietary or third-party product or service, which would be paid with credits from the CCA pool. The administration of brokerage and research products and services is managed separately from the trading desks, and traders have no responsibility for administering the research program, including the payment for research. The Adviser and/or its affiliates, at times, use a third-party aggregator to facilitate payments to research providers. Where an aggregator is involved, the aggregator would maintain credits in an account that is segregated from the aggregator’s proprietary assets and the assets of its other clients and uses those credits to pay research providers as instructed by the Adviser or its affiliates. Furthermore, where permissible under applicable law, certain of the brokerage and research products and services that the Adviser or its affiliates receive are furnished by brokers on their own initiative, either in connection with a particular transaction or as part of their overall services. Some of these brokerage and research products or services may be provided at no additional cost to the Adviser or its affiliates or have no explicit cost associated with them. In addition, the Adviser or its affiliates may request that a broker provide a specific proprietary or third-party product or service, certain of which third-party products or services may be provided by a broker that is not a party to a particular transaction and is not connected with the transacting broker’s overall services.

The Adviser’s Decision-Making Process. In connection with the allocation of fund brokerage, the Adviser and/or its affiliates make a good faith determination that the compensation paid to brokers and dealers is reasonable in relation to the value of the brokerage and/or research products and services provided to the Adviser and/or its affiliates, viewed in terms of the particular transaction for the fund or the Adviser’s or its affiliates’ overall responsibilities to that fund or other investment companies and investment accounts for which the Adviser or its affiliates have investment discretion; however, each brokerage and research product or service received in connection with the fund’s brokerage does not benefit all funds and certain funds will receive the benefit of the brokerage and research product or services obtained with other funds’ commissions. As required under applicable laws or fund policy, commissions generated by certain funds may only be used to obtain certain brokerage and research products and services. As a result, certain funds will pay more proportionately for certain types of brokerage and research products and services than others, while the overall amount of brokerage and research products and services paid by each fund continues to be allocated equitably. While the Adviser and its affiliates take into account the brokerage and/or research products and services provided by a broker or dealer in determining whether compensation paid is reasonable, neither the Adviser, its affiliates, nor the fund incur an obligation to any broker, dealer, or third party to pay for any brokerage and research product or service (or portion thereof) by generating a specific amount of compensation or otherwise. Typically, for funds managed by the Adviser or its affiliates outside of the European Union or the United Kingdom, these brokerage and research products and services assist the Adviser or its affiliates in terms of their overall investment responsibilities to the fund or any other investment companies and investment accounts for which the Adviser or its affiliates may have investment discretion. Certain funds or investment accounts may use brokerage commissions to acquire brokerage and research products and services that also benefit other funds or accounts managed by the Adviser or its affiliates, and not every fund or investment account uses the brokerage and research products and services that may have been acquired through that fund’s commissions.

Research Contracts. The Adviser and/or its affiliates have arrangements with certain third-party research providers and brokers through whom the Adviser and/or its affiliates effect fund trades, whereby the Adviser and/or its affiliates may pay with fund commissions or hard dollars for all or a portion of the cost of research products and services purchased from such research providers or brokers. If hard dollar payments are used, the Adviser and/or its affiliates, at times, will cause the fund to pay more for execution than the lowest commission rate available from the broker providing research products and services to the Adviser and/or its affiliates, or that may be available from another broker. The Adviser’s and/or its affiliates’ determination to pay for research products and services separately is wholly voluntary on the Adviser’s or its affiliates’ part and may be extended to additional brokers or discontinued with any broker participating in this arrangement.

Funds Managed within the European Union. The Adviser and its affiliates have established policies and procedures relating to brokerage commission uses in compliance with the revised Markets in Financial Instruments Directive in the European Union, commonly referred to as “MiFID II”, as implemented in the United Kingdom through the Conduct of Business Sourcebook Rules of the UK Financial Conduct Authority (the “FCA”), where applicable.

Funds, or portions thereof, that are managed within the United Kingdom by FMR Investment Management (UK) Limited (“FMR UK”) use research payment accounts (“RPAs”) to cover costs associated with equity and high income external research that is consumed by those funds or investment accounts in accordance with MiFID II and FCA regulations. With RPAs, funds pay for external research through a separate research charge that is generally assessed and collected alongside the execution commission1. For funds that use an RPA, FMR UK establishes a research budget. The budget is set by first grouping funds or investment accounts by strategy (e.g., asset allocation, blend, growth, etc.), and then determining what external research is consumed to support the strategies and portfolio management services provided within the European Union or the United Kingdom. In this regard, research budgets are set by research needs and are not otherwise linked to the volume or value of transactions executed on behalf of the fund or investment account. For funds where portions are managed both within and outside of the United Kingdom, external research may be paid using both a CCA and an RPA. Determinations of what is eligible research and how costs are allocated are made in accordance with the Adviser’s and its affiliates’ policies and procedures. Costs for research consumed by funds that use an RPA will be allocated among the funds or investment accounts within defined strategies pro rata based on the assets under management for each fund or investment account. While the research charge paid on behalf of any one fund that uses an RPA varies over time, the overall research charge determined at the fund level on an annual basis will not be exceeded.

FMR UK is responsible for managing the RPA and may delegate its administration to a third-party administrator for the facilitation of the purchase of external research and payments to research providers. RPA assets will be maintained in accounts at a third-party depository institution, held in the name of FMR UK. FMR UK provides on request, a summary of: (i) the providers paid from the RPA; (ii) the total amount they were paid over a defined period; (iii) the benefits and services received by FMR UK; and (iv) how the total amount spent from the RPA compares to the research budget set for that period, noting any rebate or carryover if residual funds remain in the RPA.

Impacted funds, like those funds that participate in CCA pools, at times, will make payments to a broker that include both an execution commission and a research charge, but unlike CCAs (for which research charges may be retained by the CCA broker and credited to the CCA, as described above), the broker will receive separate payments for the execution commission and the research charge and will promptly remit the research charge to the RPA. Assets in the RPA are used to satisfy external research costs consumed by the funds.

If the costs of paying for external research exceed the amount initially agreed in relation to funds in a given strategy, the Adviser or its affiliates may continue to charge those funds or investment accounts beyond the initially agreed amount in accordance with MiFID II, continue to acquire external research for the funds or investment accounts using its own resources, or cease to purchase external research for those funds or investment accounts until the next annual research budget. If assets for specific funds remain in the RPA at the end of a period, they may be rolled over to the next period to offset next year’s research charges for those funds or rebated to those funds.

[1]

The staff of the SEC addressed concerns that reliance on an RPA mechanism to pay for research would be permissible under Section 28(e) of the Securities Exchange Act of 1934 by indicating that they would not recommend enforcement against investment advisers who used an RPA to pay for research and brokerage products and services so long as certain conditions were met. Therefore, references to “research charges” as part of the RPA mechanism to satisfy MiFID II requirements can be considered “commissions” for Section 28(e) purposes.

Funds managed by FMR UK that trade only fixed income securities will not participate in RPAs because fixed income securities trade based on spreads rather than commissions, and thus unbundling the execution commission and research charge is impractical. Therefore, FMR UK and its affiliates have established policies and procedures to ensure that external research that is paid for through RPAs is not made available to FMR UK portfolio managers that manage fixed income funds or investment accounts in any manner inconsistent with MiFID II and FCA regulations.

Commission Recapture

From time to time, the Adviser or its affiliates engages in brokerage transactions with brokers (who are not affiliates of the Adviser) who have entered into arrangements with the Adviser or its affiliates under which the broker will, at times, rebate a portion of the compensation paid by a fund (commission recapture). Not all brokers with whom the fund trades have been asked to participate in brokerage commission recapture.

Affiliated Transactions

The Adviser or its affiliates place trades with certain brokers, including NFS, through its Fidelity Capital Markets (FCM) division, and Luminex Trading & Analytics LLC (Luminex), with whom they are under common control or otherwise affiliated, provided the Adviser or its affiliates determine that these affiliates’ trade-execution abilities and costs are comparable to those of non-affiliated, qualified brokerage firms, and that such transactions be executed in accordance with applicable rules under the 1940 Act and procedures adopted by the Board of Trustees of the fund and subject to other applicable law. In addition, from time to time, the Adviser or its affiliates place trades with brokers that use NFS or Fidelity Clearing Canada ULC (FCC) as a clearing agent and/or use Level ATS, an alternative trading system that is deemed to be affiliated with the Adviser, for execution services.

In certain circumstances, trades are executed through alternative trading systems or national securities exchanges in which the Adviser or its affiliates have an interest. Any decision to execute a trade through an alternative trading system or exchange in which the Adviser or its affiliates have an interest would be made in accordance with applicable law, including best execution obligations. For trades placed on such a system or exchange, not limited to ones in which the Adviser or its affiliates have an ownership interest, the Adviser or its affiliates derive benefit in the form of increased valuation(s) of its equity interest, where it has an ownership interest, or other remuneration, including rebates.

The Trustees of the fund have approved procedures whereby a fund is permitted to purchase securities that are offered in underwritings in which an affiliate of the adviser or certain other affiliates participate. In addition, for underwritings where such an affiliate participates as a principal underwriter, certain restrictions may apply that could, among other things, limit the amount of securities that the fund could purchase in the underwritings.

Non-U.S. Securities Transactions

To facilitate trade settlement and related activities in non-U.S. securities transactions, the Adviser or its affiliates effect spot foreign currency transactions with foreign currency dealers. In certain circumstances, due to local law and regulation, logistical or operational challenges, or the process for settling securities transactions in certain markets (e.g., short settlement periods), spot currency transactions are effected on behalf of funds by parties other than the Adviser or its affiliates, including funds’ custodian banks (working through sub-custodians or agents in the relevant non-U.S. jurisdiction) or broker-dealers that executed the related securities transaction.

Trade Allocation

Although the Trustees and officers of the Fund are substantially the same as those of certain other Fidelity® funds, investment decisions for the Fund are made independently from those of other Fidelity® funds or investment accounts (including proprietary accounts). The same security is often held in the portfolio of more than one of these funds or investment accounts. Simultaneous transactions are inevitable when several funds and investment accounts are managed by the same investment adviser, or an affiliate thereof, particularly when the same security is suitable for the investment objective of more than one fund or investment account.

When two or more funds or investment accounts are simultaneously engaged in the purchase or sale of the same security or instrument, the prices and amounts are allocated in accordance with procedures believed by the Adviser to be appropriate and equitable to each fund or investment account. In some cases this could have a detrimental effect on the price or value of the security or instrument as far as the fund is concerned. In other cases, however, the ability of the Fund to participate in volume transactions will produce better executions and prices for the Fund.

Commissions Paid

A fund may pay compensation including both commissions and spreads in connection with the placement of portfolio transactions. The amount of brokerage commissions paid by a fund may change from year to year because of, among other things, changing asset levels, shareholder activity, and/or portfolio turnover.

The Fund paid $73.76 in brokerage commissions for the fiscal period ended June 30, 2023; of which $19.80 was with Fidelity Capital Markets, an affiliated broker. The Fund commenced operations on May 19, 2023.

PROXY VOTING POLICY AND PROXY VOTING RECORD

The Fund has delegated proxy voting responsibility to the Adviser. The Adviser has adopted written proxy voting Policies and Procedures (“Proxy Policy”) as required by Rule 206(4)-6 under the Advisers Act. The Proxy Policy is reviewed at least annually by the Adviser, and, accordingly, is subject to change.

As an investment adviser registered under the Advisers Act, the Adviser has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interests of clients and not subrogate client interests to its own interests. Rule 206(4)-6 under the Advisers Act places specific requirements on registered investment advisers with proxy voting authority.

Proxy Policies. The Adviser’s Proxy Policy is reasonably designed to ensure that proxies are voted in a manner consistent with the best interests of the Fund shareholders, including addressing material conflicts of interest that may arise when voting proxies. In evaluating proxies, the Adviser considers factors that are financially material to individual companies and investing funds’ investment objectives and strategies in support of maximizing long-term shareholder value. This includes considering the company’s approach to financial and operational, human, and natural capital and the impact of that approach on the potential future value of the business. The Adviser will vote on proposals not specifically addressed by the Proxy Policy based on an evaluation of a proposal’s likelihood to enhance the long-term economic returns or profitability of the company or to maximize long-term shareholder value.

Decisions on how to vote a proxy generally are made by the Adviser, and as noted above, the Adviser considers financially material factors when evaluating proxies, which vary depending on a proxy’s subject matter and the individual company. In certain non-U.S. jurisdictions and in limited circumstances, the Adviser may determine not to vote proxies where certain restrictions apply. The Adviser votes in accordance with the Proxy Policy and without regard to any other Fidelity companies’ business relationships. The Adviser takes its responsibility to vote shares in the best interests of the Fund’s shareholders seriously and has implemented policies and procedures to address actual and potential conflicts of interest. To further ensure that voting on behalf of the Fund is not the product of a conflict of interest, the Adviser will require the members of the Direct Lending Investment Committee to disclose any personal conflicts of interest they may have with respect to overseeing a Fund’s investment in a particular company.

Proxy Voting Records. To view the Fund’s proxy voting record for the most recent 12-month period ended June 30, visit www.fidelity.com/proxyvotingresults or visit the SEC’s web site at www.sec.gov.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

The following table sets forth, as of October 13, 2023, information with respect to the beneficial ownership of the Fund’s Shares by:

•	each person known to us to be expected to beneficially own more than 5% of a class of outstanding Shares;

•	each of the Trustees and each executive officers; and

•	all of the Trustees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Percentage of beneficial ownership is based on 2,572,402.90 shares outstanding as of October 13, 2023.

Common Shares Beneficially Owned
Name and Address	Class	Number	Percentage of Class
Interested Trustees
David B. Jones		—	—
Independent Trustees(1)
Jennifer M. Birmingham		—	—
Matthew J. Conti		—	—
Tara C. Kenney		—	—
Executive Officers who are not Trustees(1)
Heather Bonner		—	—
John J. Burke III		—	—
David Gaito		—	—
Therese Icuss		—	—
Margaret Carey		—	—
Ksenia Portnoy		—	—
Jeffrey Scott		—	—
Harley Lank		—	—
Other			—
FMR Capital, Inc.(2)		—	—
FMR LLC (2)	A	10,078.24	100.00%
	C	10,050.75	100.00%
	I	2,516,863.52	99.00%
	L	10,069.07	100.00%
Fidelity Diversifying Solutions LLC		—	—
All officers and Trustees as a group (13 persons)

1.	The address for all of the Fund’s officers and Trustees is Fidelity Multi-Strategy Credit Fund, c/o Fidelity Investments, 245 Summer Street, Boston, Massachusetts 02210.
2.	The address for FMR Capital, Inc. and FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

For so long as a Shareholder has a greater than 25% interest in the Fund, it may be deemed to be a “control person” of the Fund for purposes of the 1940 Act. Control persons could have the ability to vote a majority of the shares of a fund on any matter requiring the approval of shareholders of such fund. As of October 13, 2023, only one shareholder, FMR LLC, held greater than 25% of the voting securities of the Fund.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

An independent registered public accounting firm for the Fund performs an annual audit of the Fund’s financial statements. The Board has engaged Deloitte & Touche LLP, located at 200 Berkeley Street, Boston, Massachusetts, to serve as the Fund’s independent registered public accounting firm.

LEGAL COUNSEL

Dechert LLP, located at 1095 Avenue of the Americas, New York, New York 10036 has been engaged to serve as the Fund’s legal counsel.

ADDITIONAL INFORMATION

A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement may be reviewed on the EDGAR database on the SEC’s website at http://www.sec.gov. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov).

FINANCIAL STATEMENTS

The Fund’s financial statements and financial highlights for the fiscal period ended June 30, 2023, and report of the independent registered public accounting firm, are included in the Fund’s annual report and are incorporated herein by reference.

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

Part A: Financial Highlights.

Part B: Incorporated by reference to the Fund’s annual report for the period ended June 30, 2023, filed electronically pursuant to Section 30(b)(2) of the Investment Company Act of 1940.

(2)	Exhibits:

	(a)	(1) Certificate of Trust, dated October 4, 2022.(1)

(2) Declaration of Trust, dated October 4, 2022.(1)

(3) Amended and Restated Declaration of Trust, dated February 1, 2023.(4)

	(b)	By-Laws, dated February 1, 2023.(4)

	(c)	Not applicable.

	(d)	Not applicable.

	(e)	Amended and Restated Distribution Reinvestment Plan.*

	(f)	Not applicable.

	(g)	Management Contract.(4)

	(h)	(1) General Distribution Agreement.(4)

(2) Distribution and Service Plan for Class A, Class C and Class L Shares.(4)

(3) Distribution and Service Plan for Class I Shares.(4)

(4) Form of Selling Agreement.(4)

	(i)	Not applicable.

	(j)	Custodian Agreement.(2)

	(k)	Expense Limitation Agreement.(4)

(l)	Opinion and Consent of Dechert LLP.*

(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm.*

(o)	Not applicable.

(p)	Subscription Agreement.(4)

(q)	Not applicable.

(r)	Code of Ethics of the Registrant and the Adviser.(4)

*	Filed herewith.
(1)	Previously filed as an exhibit to the Registration Statement on Form N-2 (File No. 333-267816), filed on October 11, 2022 and incorporated herein by reference.
(2)	Previously filed as an exhibit to the Fidelity Private Credit Fund’s Registration Statement on Form N-2 (File No. 333-267297), filed on December 30, 2022 and incorporated herein by reference.
(3)	Previously filed as an exhibit to the Registration Statement on Form N-2 (File No. 333-267816), filed on February 24, 2023 and incorporated herein by reference.
(4)	Previously filed as an exhibit to the Registration Statement on Form N-2 (File No. 333-267816), filed on April 19, 2023 and incorporated herein by reference.

Item 26. Marketing Arrangements

Reference is made to the Distribution Agreement included as Exhibit (h)(1) hereto.

Item 27. Other Expenses of Issuance or Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with the Registrant

The Fidelity Multi-Strategy Credit Fund, a Delaware statutory trust (the “Trust”), wholly owns and controls each subsidiary (“Subsidiary”) listed in the table below. Each Subsidiary’s financial statements will be included, on a consolidated basis, in the Trust’s annual and semi-annual reports to Shareholders.

41

Name of Subsidiary	Jurisdiction of Organization	% of voting securities owned by the Trust
Fidelity Multi-Strategy Credit Tactical 1 LLC	Delaware	100%
Fidelity Multi-Strategy Credit Fund Blocker LLC	Delaware	100%

The Board of Trustees of the Trust is the same as the board of other Fidelity funds, each of which has Fidelity Diversifying Solutions LLC or an affiliate as its investment adviser. In addition, the officers of the Trust are substantially identical to those of the other Fidelity funds. Nonetheless, the Trust takes the position that it is not under common control with other Fidelity funds because the power residing in the respective boards and officers arises as the result of an official position with the respective trusts.”

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s common shares at August 31, 2023.

Title of Class	Number of Record Holders
Common shares of beneficial interest	3

Item 30. Indemnification

Reference is made to Article 10 Section 10.02 of Registrant’s Amended and Restated Declaration of Trust filed as Exhibit (a)(3) to this Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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Item 31. Business and Other Connections of Investment Adviser

FDS serves as the investment adviser to the Registrant. FDS is engaged in the investment advisory business. For information as to the business, profession, vocation or employment of a substantial nature in which FDS and its executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in FDS’s Form ADV (File No. 801-122572), as filed with the SEC and incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant;

(2)	the Transfer Agent;

(3)	the Custodian;

(4)	the Adviser; and

(5)	the Administrator.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.

Registrant undertakes to suspend the offering of its Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

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3.	Registrant undertakes:

a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

1.	to include any prospectus required by Section 10(a)(3) of the Securities Act;

2.

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

3.

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b)

that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

1.	Not applicable;

2.

if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

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e)

that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

1.	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

2.	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

3.

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

4.	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Not applicable.

7.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

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EXHIBIT INDEX

(e)	Amended and Restated Distribution Reinvestment Plan.

(l)	Opinion and Consent of Dechert LLP.

(n)	Consent of Independent Registered Public Accounting Firm.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this Post-Effective Amendment meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933 and the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and the Commonwealth of Massachusetts on the 20th day of October, 2023.

FIDELITY MULTI-STRATEGY CREDIT FUND (A Delaware statutory trust)

By:	/s/ Heather Bonner
Heather Bonner
President and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Heather Bonner Heather Bonner	President and Treasurer (Principal Executive Officer)	October 20, 2023

/s/ John J. Burke III John J. Burke III	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 20, 2023

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/s/ David B. Jones David B. Jones*	Trustee and Chairman of the Board	October 20, 2023

/s/ Jennifer M. Birmingham Jennifer M. Birmingham*	Trustee	October 20, 2023

/s/ Matthew J. Conti Matthew J. Conti*	Trustee	October 20, 2023

/s/ Tara C. Kenney Tara C. Kenney*	Trustee	October 20, 2023

*By:	/s/ Richard Horowitz
As Agent or Attorney-in-Fact

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